

COL Capital Limited

(Incorporated in Bermuda with limited liability)



File No.: 82-3654
Our ref.: LSD/COL

1st September 2004



The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

PROCESSED
SEP 10 2004
THOMSON FINANCIAL

SUPPL

Dear Sirs

COL Capital Limited (formerly known as "China Online (Bermuda) Limited")
(the "Company")
Information Furnished Pursuant to Rule 12G3-2(B)
Under the Securities Exchange Act

We would like to submit the following documents issued by the Company pursuant to Rule 12g3-2(b) under the Securities Exchange Act: -

1. An announcement in connection with the retirement of director and appointment of director dated 3rd June 2004, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times;

2. An announcement in connection with the conditional cash offer by Sun Hung Kai International Limited on behalf of the Company to repurchase up to 74,300,000 shares for HK$1.20 in cash per share and whitewash waiver dated 4th June 2004, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times;

3. An announcement in connection with the conditional cash offer by Sun Hung Kai International Limited on behalf of the Company to repurchase up to 74,300,000 shares for HK$1.20 in cash per share and whitewash waiver – Appointment of independent financial adviser dated 14th June 2004, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times;

4. An announcement in connection with the change of Company name dated 25th June 2004, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times;

5. An announcement in connection with the conditional cash offer by Sun Hung Kai International Limited on behalf of the Company to repurchase up to 74,300,000 shares for HK$1.20 in cash per share and whitewash waiver – Delay in despatch of the offer document dated 25th June 2004, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times;

中國網絡資本有限公司

6. A circular dated 16th July 2004 in connection with the conditional cash offer by Sun Hung Kai International Limited on behalf of COL Capital Limited to repurchase up to 74,300,000 shares for HK$1.20 in cash per share and whitewash waiver;

7. A notice of Special General Meeting dated 16th July 2004, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times;

8. An announcement in connection with the conditional cash offer by Sun Hung Kai International Limited on behalf of the Company to repurchase up to 74,300,000 shares for HK$1.20 in cash per share and whitewash waiver – Despatch of the offer document dated 19th July 2004, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times;

9. An announcement in connection with the conditional cash offer by Sun Hung Kai International Limited on behalf of the Company to repurchase up to 74,300,000 shares for HK$1.20 in cash per share and whitewash waiver – Results of the Special General Meeting and fulfillment of conditions in respect of the offer dated 9th August 2004, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times; and

10. An announcement in connection with the conditional cash offer by Sun Hung Kai International Limited on behalf of the Company to repurchase up to 74,300,000 shares for HK$1.20 in cash per share – Results of the offer dated 24th August 2004, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Yours faithfully
For and on behalf of
COL Capital Limited



Fung Ching Man, Ada
Company Secretary

Enc.

6. A circular dated 16th July 2004 in connection with the conditional cash offer by Sun Hung Kai International Limited on behalf of COL Capital Limited to repurchase up to 74,300,000 shares for HK$1.20 in cash per share and whitewash waiver;

7. A notice of Special General Meeting dated 16th July 2004, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times;

8. An announcement in connection with the conditional cash offer by Sun Hung Kai International Limited on behalf of the Company to repurchase up to 74,300,000 shares for HK$1.20 in cash per share and whitewash waiver – Despatch of the offer document dated 19th July 2004, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times;

9. An announcement in connection with the conditional cash offer by Sun Hung Kai International Limited on behalf of the Company to repurchase up to 74,300,000 shares for HK$1.20 in cash per share and whitewash waiver – Results of the Special General Meeting and fulfillment of conditions in respect of the offer dated 9th August 2004, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times; and

10. An announcement in connection with the conditional cash offer by Sun Hung Kai International Limited on behalf of the Company to repurchase up to 74,300,000 shares for HK$1.20 in cash per share – Results of the offer dated 24th August 2004, published (in the English Language) in The Standard and published (in the Chinese Language) in Hong Kong Economic Times.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Yours faithfully
For and on behalf of
COL Capital Limited



Fung Ching Man, Ada
Company Secretary

Receipt Acknowledged By:

Name:
Date :

Enc.

AF/ic/al/04194L

The Standard 04.06.2004





China Online (Bermuda) Limited

(to be named COL Capital Limited)
(incorporated in Bermuda with limited liability)
(Stock Code: 383)

RETIREMENT OF DIRECTOR

The board of directors (the "Board") of China Online (Bermuda) Limited (the "Company") announces that in accordance with the Bye-Laws of the Company, Mr. Cheng Mo Chi, Moses has retired by rotation and has not offered himself for re-election as an independent non-executive director of the Company at the Annual General Meeting of the Company held today. Mr. Cheng has confirmed to the Board that there is no other matter that should be brought to shareholders' attention in relation to his retirement.

The Board would like to thank Mr. Cheng for his valuable contributions to the Company during his tenure.

APPOINTMENT OF DIRECTOR

The Board is pleased to announce that Mr. Lau Siu Ki, Kevin has been appointed as an independent non-executive director of the Company with effect from 3rd June, 2004.

Mr. Lau, aged 45, has over 20 years of experience in corporate finance, financial advisory and management, accounting and auditing. He is currently working as a consultant in the financial advisory field. Prior to that, Mr. Lau had worked in an international accounting firm for over 15 years. Mr. Lau is a fellow member of both the Association of Chartered Certified Accountants ("ACCA") as well as the Hong Kong Society of Accountants. He is now a member of the Council of ACCA. He has also served as a member of the Committee of the Hong Kong branch of ACCA since 1995 and was the Chairman of ACCA Hong Kong for the year 2000/2001.

Mr. Lau is an independent non-executive director of Sys Solutions Holdings Limited, a company listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and four companies listed on the main board of the Stock Exchange, namely Forefront International Holdings Limited, Carry Wealth Holdings Limited, Greenfield Chemical Holdings Limited and Comba Telecom Systems Holdings Limited. Mr. Lau does not hold any positions with the Company or any member of the Company's group of companies other than acting as independent non-executive director of the Company.

Mr. Lau will receive HK$180,000 per annum as director's remuneration which is determined by reference to the market salary range for the position. According to the bye-laws of the Company, Mr. Lau shall hold office until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting. Mr. Lau has neither interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance nor any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

The Board would like to extend a warm welcome to Mr. Lau in joining the Company.

As at the date of this announcement, the executive directors of the Company are Ms. Chong Sok Un, Dato Wong Peng Chong and Mr. Kong Muk Yin and the independent non-executive directors of the Company are Mr. Lo Wai On and Mr. Lau Siu Ki, Kevin.

By Order of the Board
Fung Ching Man, Ada
Company Secretary

Hong Kong, 3rd June, 2004

香港經濟日報 04.06.2004



China Online (Bermuda) Limited
(將易名為 COL Capital Limited)
中國網絡(百慕達)有限公司*
(將易名為中國網絡資本有限公司)
(於百慕達註冊成立之有限公司)
(股份代號：383)

董事退任

中國網絡(百慕達)有限公司(「本公司」)之董事會(「董事會」)宣佈，根據本公司之公司組織章程細則，鄭慕智先生已於今天舉行之本公司股東週年大會上輪值卸任並退出重選為本公司之獨立非執行董事。鄭先生向董事局確認並不知有任何與其退任有關而需讓股東知悉的事宜。

董事會感謝鄭先生在任期間對本公司之寶貴貢獻。

委任董事

董事會欣然宣佈，劉紹基先生於二零零四年六月三日獲委任為本公司獨立非執行董事。

劉先生，45歲，於企業融資、財務顧問及管理、會計及核數方面擁有逾二十年經驗。彼現於財務顧問界任職顧問。在此之前，劉先生於一家國際會計公司工作逾十五年。劉先生為特許公認會計師公會及香港會計師公會之資深會員。彼現為特許公認會計師公會理事會會員。彼自一九九五年起亦為特許公認會計師公會香港分會之委員會會員，於二零零零年／二零零一年度出任特許公認會計師公會香港分會之主席。

劉先生為軟迅科技控股有限公司(在香港聯合交易所有限公司(「聯交所」)創業板上市之公司)及四間在聯交所主板上市之公司(即福方國際控股有限公司、恒富控股有限公司、嘉輝化工控股有限公司及京信通信系統控股有限公司)之獨立非執行董事。除擔任本公司獨立非執行董事職務之外，劉先生並無於本公司或其任何集團成員公司擔任任何職務。

劉先生將享有每年180,000港元之酬金，此乃參考當前市場酬金幅度來釐定。根據本公司之公司細則，劉先生的任期將至本公司下一屆股東週年大會為止，並將於該大會上膺選連任。劉先生並無於本公司股份中擁有證券及期貨條例第XV部所指的任何權益。且與本公司任何董事、高級管理層、主要及控權股東並無關係。

董事會謹此歡迎劉先生加入本公司。

於本公佈日期，本公司之執行董事為莊淑涴女士、王炳忠拿督及江木賢先生，而本公司之獨立非執行董事為勞偉安先生及劉紹基先生。

承董事會命
公司秘書
馮靖文

香港，二零零四年六月三日

* 中文名稱僅供識別

The Standard **15.06.2004**



The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement has been prepared pursuant to, and in order to comply with, the Listing Rules and the Repurchase Code and does not constitute an offer to buy, or the solicitation of an offer to sell or subscribe for, any securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to buy, sell or subscribe for any securities.



China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 383)
(website: http://www.chinaonline.com.hk)
(to be renamed COL Capital Limited)

CONDITIONAL CASH OFFER
By



SUN HUNG KAI INTERNATIONAL LIMITED

on behalf of the Company
to repurchase up to 74,300,000 Shares
for HK$1.20 in cash per Share
and
Whitewash Waiver

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

With reference to the announcement of the Company dated 4th June, 2004 in respect of the Offer, the Board announces that the Company has appointed AMS Corporate Finance Limited as the independent financial adviser in relation to the Offer and the Whitewash Waiver.

Adopting the terms in the announcement of the Company dated 4th June, 2004 in respect of the Offer, the Board announces that the Company has on 14th June, 2004 appointed with effect therefrom AMS Corporate Finance Limited, a corporation deemed licensed under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) for the provision of securities advisory, corporate finance advisory and asset management services, as the independent financial adviser to advise the Independent Board Committee as to whether or not the Offer on its terms is fair and reasonable insofar as the Independent Shareholders are concerned, including but not limited to, formulating a recommendation as to the manner in which the Independent Shareholders should regard the Offer and the Whitewash Waiver and what action, if any, should be taken by them in relation thereto.

DIRECTORS OF THE COMPANY

As at the date of this announcement, the executive directors of the Company are Ms. Chong Sok Un, Dato' Wong Peng Chong and Mr. Kong Muk Yin and the independent non-executive directors of the Company are Mr. Lo Wai On and Mr. Lau Siu Ki, Kevin.

RESPONSIBILITY STATEMENT

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

By Order of the Board,
Chong Sok Un
Chairman

Hong Kong, 14th June 2004

香港經濟日報　　日期：15.06.2004

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就本公佈全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

本公佈已根據並為遵照上市規則及購回守則而編製，並不構成購買之要約或招攬出售或認購任何證券之要約，或訂立一項協議以作出任何該等事宜之邀請，且亦非購買、出售或認購任何證券之要約。



China Online (Bermuda) Limited

中國網絡（百慕達）有限公司*

（股份代號：383）

（網址：http://www.chinaonline.com.hk）

（即將改名為COL Capital Limited中國網絡資本有限公司*）



新鴻基國際有限公司

代表

本公司

提出之有條件現金購回建議

按每股1.20港元以現金

購回最多達74,300,000股股份

及

清洗豁免

委任獨立財務顧問

茲提述本公司於二零零四年六月四日就購回建議刊發之公佈，董事會宣佈，本公司已委任博資財務顧問有限公司作為購回建議及清洗豁免之獨立財務顧問。

採納本公司於二零零四年六月四日就購回建議刊發之公佈之條款，董事會宣佈，本公司已於二零零四年六月十四日委任博資財務顧問有限公司(為根據香港法例第571章證券及期貨條例被視作就證券提供意見、就機構融資提供意見及提供資產管理服務之持牌法團)作為獨立財務顧問，由當日起生效，就購回建議之條款對獨立股東而言是否公平合理(包括但不限於)制定推薦建議以至獨立股東應如何看待購回建議及清洗豁免及其應對之採取何種行動(如有)，向獨立董事委員會提供意見。

本公司之董事

於本公佈刊發日期，本公司之執行董事為莊淑涴女士、王炳忠拿督及江木賢先生，而本公司之獨立非執行董事則為勞偉安先生及劉紹基先生。

責任聲明

董事願就本公佈內容之準確性共同及個別負上全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈內表達之一切意見乃經審慎周詳考慮後方作出，且並無遺漏任何事實致使本公佈所載之任何聲明有誤導成份。

承董事會命
主席
莊淑涴

香港，二零零四年六月十四日

* 中文名稱僅供識別

The Standard 28.06.2004


RECEIVED
SEP 07 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)
(formerly known as China Online (Bermuda) Limited)

CHANGE OF COMPANY NAME

Market participants are requested to note that the name of "China Online (Bermuda) Limited" has been changed to "COL Capital Limited" with the new Chinese name of "中國網絡資本有限公司" adopted in place of "中國網絡(百慕達)有限公司" for purposes of identification and the stock short name for trading in the Shares has also been changed from "China Online" to "COL Capital" in English and "中國網絡" to "中國網絡資本" with effect from Tuesday, 29th June, 2004.

Reference is made to the notice of special general meeting of COL Capital Limited (under its former name of China Online (Bermuda) Limited) dated 11th May, 2004 and adopting the terms in the circular to its Shareholders of 30th April, 2004 regarding, among others, the Change of Name and Adoption of Chinese Name, the Directors are pleased to announce that further to the passing of the special resolution approving the same at the special general meeting of the Company held on 3rd June, 2004, the requisite certificate of incorporation on change of name was issued by the Registrar of Companies in Bermuda on 9th June, 2004 and the relevant certificate of registration of change of name of oversea company was issued by the Registrar of Companies of Hong Kong on 21st June, 2004.

Accordingly, the Company has completed all necessary filing procedures with the Registrars of Companies in Bermuda and Hong Kong and market participants are requested to note that the English name of the Company has been changed from "China Online (Bermuda) Limited" to "COL Capital Limited" with the new Chinese name of "中國網絡資本有限公司" adopted in place of "中國網絡(百慕達)有限公司" for purposes of identification. With effect from Tuesday, 29th June, 2004, the stock short name for trading in Shares has also been changed from "China Online" to "COL Capital" in English and "中國網絡" to "中國網絡資本" in Chinese.

No right of any Shareholder will be affected subsequent to such Change of Name and Adoption of Chinese Name. All share certificates of Shares in issue bearing the former name of the Company will continue to be valid evidence of title to the Shares and will be valid for trading, settlement and delivery purposes in respect of the same number of Shares.

DIRECTORS OF THE COMPANY

As at the date of this announcement, the executive directors of the Company are Ms. Chong Sok Un, Dato' Wong Peng Chong and Mr. Kong Muk Yin and the independent non-executive directors of the Company are Mr. Lo Wai On and Mr. Lau Siu Ki, Kevin.

By Order of the Board,
Chong Sok Un
Chairman

Hong Kong, 25th June, 2004

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。



COL Capital Limited
中國網絡資本有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：383）

（前稱China Online (Bermuda) Limited
中國網絡（百慕達）有限公司*）

更改公司名稱

市場參與者務請注意：「China Online (Bermuda) Limited」之名稱已改為「COL Capital Limited」，並採納新中文名稱「中國網絡資本有限公司」取代原有中文名稱「中國網絡（百慕達）有限公司」以資識別，及由二零零四年六月二十九日（星期二）起買賣股份之英文股份簡稱亦由「China Online」改為「COL Capital」，而中文股份簡稱則由「中國網絡」改為「中國網絡資本」。

本公佈乃就中國網絡資本有限公司（以其前名稱中國網絡（百慕達）有限公司）於二零零四年五月十一日發出之股東特別大會通告及採納其於二零零四年四月三十日就（其中包括）更改名稱及採納中文名稱致其股東之通函所載之詞彙而發表，董事欣然宣佈，繼於二零零四年六月三日舉行之股東特別大會上通過批准更改名稱及採納中文名稱之特別決議案後，百慕達公司註冊處處長已於二零零四年六月九日發出所需之有關更改名稱之公司註冊成立證書，而香港公司註冊處處長已於二零零四年六月二十一日發出有關之海外公司更改名稱登記證明書。

因此，本公司已向百慕達公司註冊處處長及香港公司註冊處處長辦理一切所需存檔手續，市場參與者務請注意：本公司之英文名稱已由「China Online (Bermuda) Limited」更改為「COL Capital Limited」，並採納新中文名稱「中國網絡資本有限公司」取代原有中文名稱「中國網絡（百慕達）有限公司」以資識別。由二零零四年六月二十九日（星期二）起，買賣股份之英文股份簡稱亦由「China Online」改為「COL Capital」，而中文股份簡稱則由「中國網絡」改為「中國網絡資本」。

於更改名稱及採納中文名稱後，任何股東之權利將不會受到影響。附有本公司前名稱之所有已發行股票，將會繼續成為股份所有權之有效憑證，並可供買賣、交收及交付相同股份數目。

本公司董事

於本公佈日期，本公司之執行董事為莊淑涴女士、王炳忠拿督及江木賢先生，而本公司之獨立非執行董事為勞偉安先生及劉紹基先生。

承董事會命
主席
莊淑涴

香港，二零零四年六月二十五日

* 中文名稱僅供識別

SEP 07 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement has been prepared pursuant to, and in order to comply with, the Listing Rules and the Repurchase Code and does not constitute an offer to buy, or the solicitation of an offer to sell or subscribe for, any securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to buy, sell or subscribe for any securities.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

(formerly known as China Online (Bermuda) Limited)

CONDITIONAL CASH OFFER

By



SUN HUNG KAI INTERNATIONAL LIMITED

on behalf of the Company
to repurchase up to 74,300,000 Shares
for HK$1.20 in cash per Share
and
Whitewash Waiver

DELAY IN DESPATCH OF THE OFFER DOCUMENT

The Company has requested the consent of the Executive under Rule 8.2 of the Takeovers Code and Rule 3 of the Repurchase Code to the delay in despatch of the Offer Document to Shareholders for 21 days from 25 June 2004. The Company expects to despatch the Offer Document on or before Friday, 16 July 2004 and will despatch the Offer Document as soon as possible once it is finalized.

Reference is made to the announcement of the Company dated 4 June 2004 (the "Announcement"). Unless the context requires otherwise, terms used herein shall have the same meanings as defined in the Announcement.

DELAY IN DESPATCH OF THE OFFER DOCUMENT

As set out in the announcement dated 4 June 2004, the intended date of despatch of the Offer Document was Friday, 25 June 2004.

As the Company requires additional time to finalise information in the Offer Document, including the preparation of a comfort letter by the Company's auditors on pro forma financial information and the determination of Excluded Shareholders, if any, the Company has requested the consent of the Executive under Rule 8.2 of the Takeovers Code and Rule 3 of the Repurchase Code to the delay in despatch of the Offer Document to the Shareholders for 21 days from 25 June 2004.

The Company therefore expects to despatch the Offer Document on or before Friday, 16 July 2004 and will despatch the Offer Document as soon as possible once it is finalized. The Company will make an announcement as soon as practicable after the despatch of the Offer Document and will set out a revised timetable for the Offer in that announcement.

CONDITIONS OF THE OFFER

As the Offer is subject to the Conditions being fulfilled, it may or may not be made. Shareholders and potential investors are therefore advised to exercise caution when dealing in the Shares.

DIRECTORS OF THE COMPANY

As at the date of this announcement, the executive directors of the Company are Ms. Chong Sok Un, Dato' Wong Peng Chong and Mr. Kong Muk Yin and the independent non-executive directors of the Company are Mr. Lo Wai On and Mr. Lau Siu Ki, Kevin.

RESPONSIBILITY STATEMENT

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

By Order of the Board
Chong Sok Un
Chairman

Hong Kong, 25 June 2004

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

本公佈已根據並為遵照上市規則及購回守則而編製，並不構成購買之要約或招攬出售或認購任何證券之要約或訂立一項協議以作出任何該等事宜之邀請，且亦非購買、出售或認購任何證券之要約。



COL Capital Limited
中國網絡資本有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：383）
（前稱China Online (Bermuda) Limited 中國網絡（百慕達）有限公司*）


新鴻基國際有限公司

代表
本公司
提出之有完成條件現金購回建議
按每股1.20港元以現金
購回最多達74,300,000股股份
及
清洗豁免

延期寄發購回建議文件

本公司已根據收購守則第8.2條及購回守則第3條，請求執行人員同意延期寄發購回建議文件予股東，購回建議文件將由二零零四年六月二十五日起延期21日才寄發。本公司預期於二零零四年七月十六日（星期五）或之前寄發購回建議文件，並將會於購回建議文件落實後盡快寄發予股東。

本公佈乃就本公司於二零零四年六月四日發表之公佈（「該公佈」）而發表。除文義另有所指外，本公佈所用詞彙應與該公佈所界定者具相同涵義。

延期寄發購回建議文件

誠如日期為二零零四年六月四日之公佈所載述，寄發購回建議文件之擬定日期為二零零四年六月二十五日（星期五）。

由於本公司需要更多時間落實購回建議文件所載之資料，其中包括本公司之核數師就備考財務資料編製之釋疑函件及除外股東（如有）之決定，本公司已根據收購守則第8.2條及購回守則第3條，請求執行人員同意延期寄發購回建議文件予股東，購回建議文件將由二零零四年六月二十五日起延期21日才寄發。

因此，本公司預期於二零零四年七月十六日（星期五）或之前寄發購回建議文件，並將會於購回建議文件落實後盡快寄發予股東。本公司將會於寄發購回建議文件後盡快發表公佈，並將會於公佈內載列購回建議之經修改時間表。

購回建議之條件

由於購回建議須待條件達成後，方告作實，購回建議不一定會提出。因此，股東及有意投資者於買賣股份時務須審慎行事。

本公司董事

於本公佈日期，本公司之執行董事為莊淑涴女士、王炳忠拿督及江木賢先生，而本公司之獨立非執行董事為勞偉安先生及劉紹基先生。

責任聲明

各董事願就本公佈所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知，本公佈所表達之意見乃經審慎周詳考慮後始行作出，且本公佈並無遺漏任何其他事實，致使本公佈之任何聲明有所誤導。

承董事會命
主席
莊淑涴

香港，二零零四年六月二十五日

* 僅供識別



The Standard 20.07.2004



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)
(website: http://www.colcapital.com.hk)
(formerly known as China Online (Bermuda) Limited)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of COL Capital Limited (the "Company") will be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong at 10:30 a.m. on Monday, 9 August 2004 for the purpose of considering and, if thought fit, passing, with or without amendment, the following as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT**:

(a) the conditional cash offer (the "Offer") by Sun Hung Kai International Limited on behalf of the Company to repurchase up to 74,300,000 shares of nominal value HK$0.01 each in the issued share capital of the Company (the "Shares") held by shareholders of the Company (the "Shareholders") by way of tender at a price of HK$1.20 in cash per Share and subject to the terms and conditions set out in the offer document despatched to the Shareholders and dated 16 July 2004 and the accompanying tender form (a copy of which marked "A" has been produced to the meeting and initialed by the Chairman of the meeting for the purpose of identification) be approved, without prejudice to the existing authority of the Company under the general mandate to repurchase Shares granted by the Shareholders at the annual general meeting of 3 June 2004, and any one director of the Company, so far as permissible under its bye-laws, be authorized to do or execute all things and documents with or without amendment in connection with or incidental to the Offer as such director may deem necessary, appropriate or expedient; and

(b) the waiver in respect of any obligation under the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code") of Vigor Online Offshore Limited ("Vigor Online") and persons acting in concert with it (such term as defined in the Takeovers Code) to make a mandatory general offer for all issued Shares which may, but for such waiver, arise upon completion of the Offer be approved."

By Order of the Board,
Fung Ching Man, Ada
Company Secretary

Hong Kong, 16 July 2004

Notes:

(i) Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holder of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

(ii) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal, or under the hand of an officer or attorney duly authorised.

(iii) The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the branch share registrars of the Company in Hong Kong, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than forty-eight hours before the time for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.

(iv) In accordance with Rule 32 and Note 1 of the Notes on dispensations from Rule 26 of the Takeovers Code and Rule 3.2 of the Repurchase Code, Vigor Online and any of its concert parties (such term as defined under the Takeovers Code) any Shareholder with a material interest in the Offer which is different from the interests of all other Shareholders shall abstain from voting on the above ordinary resolution.

DIRECTORS OF THE COMPANY

As at the date of this announcement, the executive directors of the Company are Ms. Chong Sok Un, Dato' Wong Peng Chong and Mr. Kong Muk Yin and the independent non-executive directors of the Company are Mr. Lo Wai On and Mr. Lau Siu Ki, Kevin.

SEP 0 7 2004 WASH. D.C.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement has been prepared pursuant to, and in order to comply with, the Listing Rules and the Repurchase Code and does not constitute an offer to buy, or the solicitation of an offer to sell or subscribe for, any securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to buy, sell or subscribe for any securities.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)
(website: http://www.colcapital.com.hk)
(formerly known as China Online (Bermuda) Limited)

CONDITIONAL CASH OFFER

By



SUN HUNG KAI INTERNATIONAL LIMITED

**on behalf of the Company
to repurchase up to 74,300,000 Shares
for HK$1.20 in cash per Share
and
Whitewash Waiver**

DESPATCH OF THE OFFER DOCUMENT

The Offer Document of the Company, encompassing the notice of the SGM and the offer document in relation to the Offer and the Whitewash Wavier, was scheduled to be despatched to the Shareholders on 16 July 2004. As typhoon signal no. 8 was hoisted on 16 July 2004, the Offer Document was despatched to the Shareholders on 17 July 2004, the earliest practicable date following the typhoon for the despatch.

Shareholders should read the Offer Document, including, in particular, the letter from the independent financial adviser advising the Independent Board Committee and the Independent Shareholders as to the terms of the Offer and the Whitewash Waiver, carefully before taking any action in relation thereto. If any Shareholder is in any doubt, he should consult his professional advisers.

WARNING: The Offer is subject to the Conditions being fulfilled. Accordingly, it may or may not proceed. Shareholders and potential investors are therefore advised to exercise caution when dealing in the Shares.

The Directors have noted the recent increase in volume of trading in the Shares and wish to state that, save as disclosed herein, they are not aware of any reason for such increase.

Reference is made to the announcements of the Company dated 4 June 2004 (the "Announcement") and 25 June 2004. Terms defined in the Announcement shall have the same meaning when used herein unless the context requires otherwise.

DESPATCH OF THE OFFER DOCUMENT

The Offer Document together with the notice of and proxy form for voting at the SGM to be held on 9 August 2004 and the Tender Form was scheduled to be despatched to the Shareholders on 16 July 2004. As typhoon signal no. 8 was hoisted on 16 July 2004, the Offer Document along with the accompanying documents was despatched to the Shareholders on 17 July 2004, the earliest practicable date following the typhoon for the despatch.

The Offer Document contains, inter alia (i) the detailed terms and conditions of the Offer; (ii) details relating to the Whitewash Waiver; (iii) a letter of advice from the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Offer and the Whitewash Waiver; (iv) a letter from the Independent Board Committee containing its recommendation to the Independent Shareholders (v) a notice convening the SGM to be held at 10:30 a.m. on 9 August 2004 for the purpose of approving the Offer and the Whitewash Waiver; and (vi) other information given in compliance with the Takeovers Code and the Repurchase Code.

EXPECTED TIMETABLE

The expected timetable for the Offer is set out below. All references to time are Hong Kong time.

Offer period begins	Friday, 4 June 2004
Despatch of Offer Document	Saturday, 17 July 2004
Latest time to lodge form of proxy for the SGM	10:30 a.m. on Saturday, 7 August 2004
SGM	10:30 a.m. on Monday, 9 August 2004
Announcement of the results of the SGM and whether the Offer has become unconditional	Tuesday, 10 August 2004
Latest time for submission of Tender Form (i.e. close of Offer)# and latest time for determining Shareholders' entitlement to participate in the Offer based on the records of the Register as at	4:00 p.m. on Tuesday, 24 August 2004
Announcement of the result of the acceptance of the Offer and odd lots arrangement for Shares through the Stock Exchange#	7:00 p.m. on Tuesday, 24 August 2004
Announcement of the result of the acceptance of the Offer and odd lots arrangement for Shares in newspapers#	Wednesday, 25 August 2004
Announcement of the details of the pro-rata entitlements in respect of the Excess Tenders under the Offer through the Stock Exchange#	7:00 p.m. on Wednesday, 25 August 2004
Announcement of the details of the pro-rata entitlements in respect of the Excess Tenders under the Offer in newspapers#	Thursday, 26 August 2004
Despatch of cheques to Accepting Shareholders and return of share certificates to partly unsuccessful Tenders to be made on or before#	Thursday, 2 September 2004

\# Assuming that the Offer is approved by the Independent Shareholders by poll and becomes unconditional on the date of the SGM.

CONDITIONS TO THE OFFER

The Offer will be conditional upon fulfillment of all of the following events:

(a) the passing of an ordinary resolution at the SGM approving the Offer and the Whitewash Waiver by a majority of votes cast by the Independent Shareholders by way of poll attending in person or by proxy thereat; and

(b) the granting of the Whitewash Waiver by the Executive.

ENQUIRIES HOTLINE

Should any Shareholder require any assistance in completing the Tender Form or have any enquiries regarding the procedures for tendering and settlement or any other similar aspect of the Offer, the Shareholder may contact the branch share registrars of the Company in Hong Kong, Tengis Limited of Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, at its hotline at 2980 1333 during the period from 16 July 2004 to 24 August 2004 (both days inclusive) between 9:00 a.m. and 5:00 p.m. (Hong Kong time) from Monday to Friday (other than public holidays).

GENERAL

Shareholders should read the Offer Document, including, in particular, the letter from the independent financial adviser advising the Independent Board Committee and the Independent Shareholders as to the terms of the Offer and the Whitewash Waiver, carefully before taking any action in relation thereto. If any Shareholder is in any doubt, he should consult his professional advisers.

WARNING: The Offer is subject to the Conditions being fulfilled. Accordingly, it may or may not proceed. Shareholders and potential investors are therefore advised to exercise caution when dealing in the Shares.

EXCEPTIONAL VOLUME MOVEMENT RELATING TO THE SHARES

The Directors have noted the recent increase in volume of trading in the Shares and wish to state that, save as disclosed above, they are not aware of any reason for such increase. The Directors also confirm that there are no negotiations or agreements relating to any intended acquisition or realisation which are discloseable under Rule 13.23 of the Listing Rules, neither are they aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature. The preceding statements in this paragraph are made at the request of the Stock Exchange.

DIRECTORS OF THE COMPANY

As at the date of this announcement, the executive directors of the Company are Ms. Chong Sok Un, Dato' Wong Peng Chong and Mr. Kong Muk Yin and the independent non-executive directors of the Company are Mr. Lo Wai On and Mr. Lau Siu Ki, Kevin.

RESPONSIBILITY STATEMENT

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

By Order of the Board
Chong Sok Un
Chairman

Hong Kong, 19 July 2004

SEP 0 6 2004 WASH. D.C.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)
(website: http://www.colcapital.com.hk)
(formerly known as China Online (Bermuda) Limited)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of COL Capital Limited (the "Company") will be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong at 10:30 a.m. on Monday, 9 August 2004 for the purpose of considering and, if thought fit, passing, with or without amendment, the following as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT:

(a) the conditional cash offer (the "Offer") by Sun Hung Kai International Limited on behalf of the Company to repurchase up to 74,300,000 shares of nominal value HK$0.01 each in the issued share capital of the Company (the "Shares") held by shareholders of the Company (the "Shareholders") by way of tender at a price of HK$1.20 in cash per Share and subject to the terms and conditions set out in the offer document despatched to the Shareholders and dated 16 July 2004 and the accompanying tender form (a copy of which marked "A" has been produced to the meeting and initialed by the Chairman of the meeting for the purpose of identification) be approved, without prejudice to the existing authority of the Company under the general mandate to repurchase Shares granted by the Shareholders at the annual general meeting of 3 June 2004, and any one director of the Company, so far as permissible under its bye-laws, be authorized to do or execute all things and documents with or without amendment in connection with or incidental to the Offer as such director may deem necessary, appropriate or expedient; and

(b) the waiver in respect of any obligation under the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code") of Vigor Online Offshore Limited ("Vigor Online") and persons acting in concert with it (such term as defined in the Takeovers Code) to make a mandatory general offer for all issued Shares which may, but for such waiver, arise upon completion of the Offer be approved."

By Order of the Board,
Fung Ching Man, Ada
Company Secretary

Hong Kong, 16 July 2004

Notes:

(i) Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holder of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

(ii) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal, or under the hand of an officer or attorney duly authorised.

(iii) The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the branch share registrars of the Company in Hong Kong, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than forty-eight hours before the time for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.

(iv) In accordance with Rule 32 and Note 1 of the Notes on dispensations from Rule 26 of the Takeovers Code and Rule 3.2 of the Repurchase Code, Vigor Online and any of its concert parties (such term as defined under the Takeovers Code) any Shareholder with a material interest in the Offer which is different from the interests of all other Shareholders shall abstain from voting on the above ordinary resolution.

DIRECTORS OF THE COMPANY

As at the date of this announcement, the executive directors of the Company are Ms. Chong Sok Un, Dato' Wong Peng Chong and Mr. Kong Muk Yin and the independent non-executive directors of the Company are Mr. Lo Wai On and Mr. Lau Siu Ki, Kevin.

香港經濟日報 20.07.2004



COL Capital Limited
中國網絡資本有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：383)
(網址：http://www.colcapital.com.hk)
(前稱China Online (Bermuda) Limited 中國網絡(百慕達)有限公司*)

股東特別大會通告

茲通告中國網絡資本有限公司(「本公司」)謹訂於二零零四年八月九日(星期一)上午十時三十分假座香港灣仔港灣道1號會展廣場西南座皇朝會7樓會議廳舉行股東特別大會，以考慮並酌情通過(不論是否經修訂)以下為本公司之普通決議案：

普通決議案

「動議：

(a) 批准新鴻基國際有限公司代表本公司以提交股份方式按每股股份現金1.20港元之價格，購回本公司股東(「股東」)所持有本公司已發行股本中最多達74,300,000股每股面值0.01港元之股份(「股份」)之有條件現金購回建議(「購回建議」)，並受寄發予股東日期為二零零四年七月十六日之購回建議文件及隨附之提交股份表格(其註有「A」字樣之副本已提呈大會，並供大會主席簡簽以資識別)所載之條款及條件所限，這將不會損害本公司根據股東於二零零四年六月三日之股東週年大會上授予購回股份之一般授權之現有權力，及根據其公司細則許可之程度授權本公司任何一名董事就其視為必需、適當或適宜進行或簽立所有涉及或與購回建議有關之事項及文件(不論是否經修訂)；及

(b) 批准豁免Vigor Online Offshore Limited(「Vigor Online」)及與其一致行動之人士(該詞語之定義見香港收購及合併守則(「收購守則」))根據收購守則因購回建議完成而可能(惟就該豁免)須就所有已發行股份提出強制性全面收購建議之任何責任。」

承董事會命
公司秘書
馮靖文

香港，二零零四年七月十六日

附註：

(i) 凡有權出席本公司大會或本公司任何類別股份持有人大會及投票之本公司股東，均有權委任他人為其代表，代其出席及投票。受委代表毋須為本公司股東。股東可委任超過一位代表出席同一大會。

(ii) 委任代表之文件須由委任人或獲委任人以書面正式授權之授權人親筆簽署，如委任人為公司，則須加蓋公司印鑑或由公司負責人或獲正式授權之授權人親筆簽署。

(iii) 委任代表之文件連同經簽署之授權書或其他授權文件(如有)或經公證人證明之授權書或授權文件副本，最遲須於名列該文件人士擬投票之大會或續會之指定舉行時間四十八小時前，送達本公司之股份過戶登記處香港分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，逾期無效。

(iv) 根據收購守則第32條及第26條豁免附註1及購回守則第3.2條，Vigor Online及任何與其一致行動之人士(該詞語之定義見收購守則)及於購回建議中擁有重大權益(有別於全部其他股東之權益)之任何股東應放棄就上述普通決議案投票。

本公司董事

於本公佈日期，本公司之執行董事為莊淑涴女士、王炳忠拿督及江木賢先生，而本公司之獨立非執行董事為劳偉安先生及劉紹基先生。

WASH, D.C.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement has been prepared pursuant to, and in order to comply with, the Listing Rules and the Repurchase Code and does not constitute an offer to buy, or the solicitation of an offer to sell or subscribe for, any securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to buy, sell or subscribe for any securities.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)
(website: http://www.colcapital.com.hk)
(formerly known as China Online (Bermuda) Limited)

CONDITIONAL CASH OFFER

By



SUN HUNG KAI INTERNATIONAL LIMITED

on behalf of the Company
to repurchase up to 74,300,000 Shares
for HK$1.20 in cash per Share
and
Whitewash Waiver

DESPATCH OF THE OFFER DOCUMENT

The Offer Document of the Company, encompassing the notice of the SGM and the offer document in relation to the Offer and the Whitewash Wavier, was scheduled to be despatched to the Shareholders on 16 July 2004. As typhoon signal no. 8 was hoisted on 16 July 2004, the Offer Document was despatched to the Shareholders on 17 July 2004, the earliest practicable date following the typhoon for the despatch.

Shareholders should read the Offer Document, including, in particular, the letter from the independent financial adviser advising the Independent Board Committee and the Independent Shareholders as to the terms of the Offer and the Whitewash Waiver, carefully before taking any action in relation thereto. If any Shareholder is in any doubt, he should consult his professional advisers.

WARNING: The Offer is subject to the Conditions being fulfilled. Accordingly, it may or may not proceed. Shareholders and potential investors are therefore advised to exercise caution when dealing in the Shares.

The Directors have noted the recent increase in volume of trading in the Shares and wish to state that, save as disclosed herein, they are not aware of any reason for such increase.

Reference is made to the announcements of the Company dated 4 June 2004 (the "Announcement") and 25 June 2004. Terms defined in the Announcement shall have the same meaning when used herein unless the context requires otherwise.

DESPATCH OF THE OFFER DOCUMENT

The Offer Document together with the notice of and proxy form for voting at the SGM to be held on 9 August 2004 and the Tender Form was scheduled to be despatched to the Shareholders on 16 July 2004. As typhoon signal no. 8 was hoisted on 16 July 2004, the Offer Document along with the accompanying documents was despatched to the Shareholders on 17 July 2004, the earliest practicable date following the typhoon for the despatch.

The Offer Document contains, inter alia (i) the detailed terms and conditions of the Offer; (ii) details relating to the Whitewash Waiver; (iii) a letter of advice from the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Offer and the Whitewash Waiver; (iv) a letter from the Independent Board Committee containing its recommendation to the Independent Shareholders; (v) a notice convening the SGM to be held at 10:30 a.m. on 9 August 2004 for the purpose of approving the Offer and the Whitewash Waiver; and (vi) other information given in compliance with the Takeovers Code and the Repurchase Code.

EXPECTED TIMETABLE

The expected timetable for the Offer is set out below. All references to time are Hong Kong time.

Offer period begins	Friday, 4 June 2004
Despatch of Offer Document	Saturday, 17 July 2004
Latest time to lodge form of proxy for the SGM	10:30 a.m. on Saturday, 7 August 2004
SGM	10:30 a.m. on Monday, 9 August 2004
Announcement of the results of the SGM and whether the Offer has become unconditional	Tuesday, 10 August 2004
Latest time for submission of Tender Form (i.e. close of Offer)# and latest time for determining Shareholders' entitlement to participate in the Offer based on the records of the Register as at	4:00 p.m. on Tuesday, 24 August 2004
Announcement of the result of the acceptance of the Offer and odd lots arrangement for Shares through the Stock Exchange#	7:00 p.m. on Tuesday, 24 August 2004
Announcement of the result of the acceptance of the Offer and odd lots arrangement for Shares in newspapers#	Wednesday, 25 August 2004
Announcement of the details of the pro-rata entitlements in respect of the Excess Tenders under the Offer through the Stock Exchange#	7:00 p.m. on Wednesday, 25 August 2004
Announcement of the details of the pro-rata entitlements in respect of the Excess Tenders under the Offer in newspapers#	Thursday, 26 August 2004
Despatch of cheques to Accepting Shareholders and return of share certificates to partly unsuccessful Tenders to be made on or before#	Thursday, 2 September 2004

\# Assuming that the Offer is approved by the Independent Shareholders by poll and becomes unconditional on the date of the SGM.

CONDITIONS TO THE OFFER

The Offer will be conditional upon fulfillment of all of the following events:

(a) the passing of an ordinary resolution at the SGM approving the Offer and the Whitewash Waiver by a majority of votes cast by the Independent Shareholders by way of poll attending in person or by proxy thereat; and

(b) the granting of the Whitewash Waiver by the Executive.

ENQUIRIES HOTLINE

Should any Shareholder require any assistance in completing the Tender Form or have any enquiries regarding the procedures for tendering and settlement or any other similar aspect of the Offer, the Shareholder may contact the branch share registrars of the Company in Hong Kong, Tengis Limited of Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, at its hotline at 2980 1333 during the period from 16 July 2004 to 24 August 2004 (both days inclusive) between 9:00 a.m. and 5:00 p.m. (Hong Kong time) from Monday to Friday (other than public holidays).

GENERAL

Shareholders should read the Offer Document, including, in particular, the letter from the independent financial adviser advising the Independent Board Committee and the Independent Shareholders as to the terms of the Offer and the Whitewash Waiver, carefully before taking any action in relation thereto. If any Shareholder is in any doubt, he should consult his professional advisers.

WARNING: The Offer is subject to the Conditions being fulfilled. Accordingly, it may or may not proceed. Shareholders and potential investors are therefore advised to exercise caution when dealing in the Shares.

EXCEPTIONAL VOLUME MOVEMENT RELATING TO THE SHARES

The Directors have noted the recent increase in volume of trading in the Shares and wish to state that, save as disclosed above, they are not aware of any reason for such increase. The Directors also confirm that there are no negotiations or agreements relating to any intended acquisition or realisation which are discloseable under Rule 13.23 of the Listing Rules, neither are they aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature. The preceding statements in this paragraph are made at the request of the Stock Exchange.

DIRECTORS OF THE COMPANY

As at the date of this announcement, the executive directors of the Company are Ms. Chong Sok Un, Dato' Wong Peng Chong and Mr. Kong Muk Yin and the independent non-executive directors of the Company are Mr. Lo Wai On and Mr. Lau Siu Ki, Kevin.

RESPONSIBILITY STATEMENT

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

By Order of the Board
Chong Sok Un
Chairman

Hong Kong, 19 July 2004

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本公佈已根據並為遵照上市規則及購回守則而編製，並不構成購買之要約或招攬出售或認購任何證券之要約或訂立一項協議以作出任何該等事宜之邀請，且亦非購買、出售或認購任何證券之要約。



COL Capital Limited
中國網絡資本有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：383)
(網址：http://www.colcapital.com.hk)
(前稱China Online (Bermuda) Limited 中國網絡(百慕達)有限公司*)



新鴻基國際有限公司

代表
本公司
提出之
有條件現金購回建議
按每股1.20港元以現金
購回最多達74,300,000股股份
及
清洗豁免

寄發購回建議文件

> 本公司之購回建議文件(內容包括股東特別大會通告及有關購回建議及清洗豁免之建議文件)原定於二零零四年七月十六日寄發予股東。由於於二零零四年七月十六日懸掛8號颱風訊號，故購回建議文件已於二零零四年七月十七日(颱風後寄發之最早實際可行日期)寄發予股東。
>
> 股東就購回建議採取任何行動前，務請細閱購回建議文件，包括(尤其是)獨立財務顧問就購回建議之條款及清洗豁免而向獨立董事委員會及獨立股東提供意見之函件。任何股東如有任何疑問，應諮詢其專業顧問。
>
> **警告：購回建議須待條件獲履行後，方可作實。因此，現時未能確定購回建議是否必會落實進行。股東及有意投資者在買賣股份時務須審慎行事。**
>
> 董事注意到近期股份之交投量有所增加，並謹此聲明，除本公佈所披露者外，董事並不知悉任何導致有關增加之原因。

茲提述本公司於二零零四年六月四日刊登之公佈(「該公佈」)及於二零零四年六月二十五日刊登之公佈。除文義另有規定外，於該公佈所界定詞彙與本公佈所採用者具有相同涵義。

寄發購回建議文件

購回建議文件連同將於二零零四年八月九日舉行之股東特別大會之通告及在會上投票適用之代表委任表格以及提交股份表格原定於二零零四年七月十六日寄發予股東。由於於二零零四年七月十六日懸掛8號颱風訊號，故購回建議文件連同隨附文件已於二零零四年七月十七日(颱風後寄發之最早實際可行日期)寄發予股東。

購回建議文件載有(其中包括)(i)購回建議之詳細條款及條件；(ii)有關清洗豁免之詳情；(iii)獨立董事委員會及獨立股東之獨立財務顧問就購回建議及清洗豁免而發出之意見函件；(iv)獨立董事委員會函件，載有其向獨立股東提供之推薦意見；(v)召開將於二零零四年八月九日上午十時三十分舉行，以批准購回建議及清洗豁免之股東特別大會之通告；及(vi)遵照收購守則及購回守則提供之其他資料。

預期時間表

購回建議之預期時間表載列如下。所有引述之時間均為香港時間。

購回建議期間開始	二零零四年六月四日(星期五)
寄發購回建議文件	二零零四年七月十七日(星期六)
遞交股東特別大會代表委任表格之最後期限	二零零四年八月七日(星期六)上午十時三十分
股東特別大會	二零零四年八月九日(星期一)上午十時三十分
公佈股東特別大會之結果及購回建議是否已成為無條件	二零零四年八月十日(星期二)
呈交提交股份表格之最後期限(即購回建議截止)*及根據股東名冊之記錄釐定股東可參與購回建議之權利之最後時間	二零零四年八月二十四日(星期二)下午四時正
透過聯交所公佈接納購回建議之結果及股份之零碎股安排*	二零零四年八月二十四日(星期二)下午七時正
在報章公佈接納購回建議之結果及股份之零碎股安排*	二零零四年八月二十五日(星期三)
透過聯交所公佈就購回建議之超額提交股份所涉及之按比例配額詳情*	二零零四年八月二十五日(星期三)下午七時正
在報章公佈就購回建議之超額提交股份所涉及之按比例配額詳情*	二零零四年八月二十六日(星期四)
寄發支票予接納股東，並退回股票予部份未獲成功之提交股份*	二零零四年九月二日(星期四)或之前

* 假設購回建議獲獨立股東以投票表決方式批准並於股東特別大會日期成為無條件。

購回建議之完成條件

購回建議將待所有下列事件獲達成後，方可作實：

(a) 於股東特別大會上親身或由代表出席之獨立股東，以投票表決方式以大多數票數通過一項普通決議案，以批准購回建議及清洗豁免；及

(b) 執行人員授予清洗豁免。

查詢熱線

倘若任何股東在填寫提交股份表格時需要任何協助，或對有關購回建議之股份交回及付款手續或任何其他類似方面有任何疑問，股東可於二零零四年七月十六日至二零零四年八月二十四日(包括首尾兩日)止期間內、逢星期一至星期五(公眾假期除外)上午九時正至下午五時正(香港時間)，致電本公司之股份過戶登記處香港分處登捷時有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)熱線2980 1333查詢。

一般事項

股東就購回建議採取任何行動前，務請細閱購回建議文件，包括(尤其是)獨立財務顧問就購回建議之條款及清洗豁免而向獨立董事委員會及獨立股東提供意見之函件。任何股東如有任何疑問，應諮詢其專業顧問。

警告：購回建議須待條件獲履行後，方可作實。因此，現時未能確定購回建議是否必會落實進行。股東及有意投資者在買賣股份時務須審慎行事。

股份交投量異動

董事注意到近期股份之交投量有所增加，並謹此聲明，除上文所披露者外，董事並不知悉任何導致有關增加之原因。董事亦確認，目前並無任何有關收購或變賣之商談或協議為根據上市規則第13.23條而須予披露者；董事亦不知悉有任何足以或可能影響價格之事宜為根據上市規則第13.09條所規定之一般責任而須予披露者。本段之前述聲明乃按聯交所之要求作出。

本公司董事

於本公佈日期，本公司之執行董事為莊淑婉女士、王炳忠拿督及江木賢先生，而本公司之獨立非執行董事為勞偉安先生及劉紹基先生。

責任聲明

各董事願就本公佈所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知，本公佈所表達之意見乃經審慎周詳考慮後始行作出，且本公佈並無遺漏任何其他事實，致使本公佈之任何聲明有所誤導。

承董事會命
主席
莊淑婉

香港，二零零四年七月十九日

* 中文名稱僅供識別



The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement has been prepared pursuant to, and in order to comply with, the Listing Rules and the Repurchase Code and does not constitute an offer to buy, or the solicitation of an offer to sell or subscribe for, any securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to buy, sell or subscribe for any securities.



COL Capital Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 383)
(website: http://www.colcapital.com.hk)
(formerly known as China Online (Bermuda) Limited)

CONDITIONAL CASH OFFER
By



SUN HUNG KAI INTERNATIONAL LIMITED

on behalf of the Company
to repurchase up to 74,300,000 Shares
for HK$1.20 in cash per Share
and
Whitewash Waiver

RESULTS OF THE SPECIAL GENERAL MEETING FULFILLMENT OF CONDITIONS IN RESPECT OF THE OFFER

Adopting the terms used in the announcement of the Company dated 4 June 2004 and the Circular dated 16 July 2004, the Board is pleased to announce that at the SGM held on 9 August 2004, the ordinary resolution proposed to approve the Offer and the Whitewash Waiver were passed by the Independent Shareholders.

With the Whitewash Waiver having been granted by the Executive, all the Conditions of the Offer have been fulfilled and the Offer has become unconditional and will remain open for submission of acceptances until 4:00 p.m. on Tuesday, 24 August 2004.

Qualifying Shareholders wishing to accept the Offer should consider carefully the information provided in the Circular, with particular regard to the views of AMS, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, before acting on the Offer and should consult their professional advisers if in doubt.

SPECIAL GENERAL MEETING

Adopting the terms used in the announcement of the Company dated 4 June 2004 and the circular of the Company dated 16 July 2004 (the "**Circular**"), the Board is pleased to announce that at the SGM held on 9 August 2004, the ordinary resolution proposed to approve the Offer and the Whitewash Waiver were passed by the Independent Shareholders through voting by poll, with Vigor Online and its concert parties, holding in aggregate 105,248,000 Shares representing approximately 28.33% of the entire issued share capital of the Company as at the date hereof, being absent at the SGM and therefore abstained from voting.

From the results provided by the branch share registrars and transfer office, Tengis Limited, which had served as scrutineer for the poll of votes taken at the SGM, a total of 55,726,804 votes were cast by the Independent Shareholders present, either in person or by proxy, on the ordinary resolution to approve the Offer and the Whitewash Waiver, representing approximately 15.002% of the entire issued share capital of the Company as at the date hereof and approximately 20.933% of the Shares eligible for voting at the SGM. Of all the votes cast at the SGM, 55,725,604 votes, representing approximately 99.998% of all votes received, were cast for and 1200 votes, representing approximately 0.002% of all votes received, was cast against the said ordinary resolution.

WHITEWASH WAIVER

The Whitewash Waiver has been conditionally granted by the Executive subject to a majority of Independent Shareholders approving the Offer and the Whitewash Waiver by way of poll, a condition which has now been satisfied, and Vigor Online and its concert parties acting in compliance with the Takeovers Code and the Repurchase Code.

CONDITIONS OF THE OFFER

With the Whitewash Waiver having been granted by the Executive, all the Conditions of the Offer have now been fulfilled. Accordingly, the Offer has become unconditional and will remain open for submission of acceptances until 4:00 p.m. on Tuesday, 24 August 2004 whereupon the Offer will close, unless otherwise extended by the Company in accordance with the Takeovers Code and the Repurchase Code.

STATUS OF THE OFFER

As at 4:00 p.m. on the date hereof, the Company has received a total of 6 completed Tender Forms regarding acceptances of for an aggregate amount of 53,360 Shares in respect of the Offer, representing approximately 0.072% of Maximum Number of Shares offered for repurchase under the Offer.

GENERAL

Qualifying Shareholders wishing to accept the Offer should consider carefully the information provided in the Circular, with particular regard to the views of AMS, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, before acting on the Offer and should consult their professional advisers if in doubt.

DIRECTORS OF THE COMPANY

As at the date of this announcement, the executive directors of the Company are Ms. Chong Sok Un, Dato' Wong Peng Chong and Mr. Kong Muk Yin and the independent non-executive directors of the Company are Mr. Lo Wai On and Mr. Lau Siu Ki, Kevin.

RESPONSIBILITY STATEMENT

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

By Order of the Board
Chong Sok Un
Chairman

Hong Kong, 9 August 2004

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

本公佈已根據並為遵照上市規則及購回守則而編製，並不構成購買之要約或招攬出售或認購任何證券之要約或訂立一項協議以作出任何該等事宜之邀請，且亦非購買、出售或認購任何證券之要約。



COL Capital Limited
中國網絡資本有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：383）
（網址：http://www.colcapital.com.hk）
（前稱China Online (Bermuda) Limited 中國網絡（百慕達）有限公司*）



新鴻基國際有限公司

代表
本公司
提出之
有條件現金購回建議
按每股1.20港元以現金
購回最多達74,300,000股股份
及
清洗豁免

股東特別大會之結果
達成購回建議之完成條件

採納本公司於二零零四年六月四日刊發之公佈及於二零零四年七月十六日刊發之通函所用之詞語，董事會欣然公佈於二零零四年八月九日舉行之股東特別大會上，獨立股東通過建議批准購回建議及清洗豁免之普通決議案。

由於已獲執行人員授出清洗豁免，購回建議之所有完成條件現已達成，而購回建議已成為無條件，並將一直可供接納，直至二零零四年八月二十四日（星期二）下午四時正。

如欲接納購回建議之合資格股東，應仔細考慮通函內所提供之資料，尤其獨立董事委員會之獨立財務顧問博資財務顧問之觀點，而獨立股東就購回建議採取行動前，如有疑問應諮詢其專業顧問之意見。

股東特別大會

採納本公司於二零零四年六月四日刊發之公佈及本公司於二零零四年七月十六日刊發之通函（「通函」）所用之詞語，董事會欣然公佈於二零零四年八月九日舉行之股東特別大會上，獨立股東以投票表決之方式，通過建議批准購回建議及清洗豁免之普通決議案，而Vigor Online及其一致行動人士（合共持有105,248,000股股份，於本公佈刊發日期相當於本公司全部已發行股本約28.33%）並無出席股東特別大會，因此放棄投票。

從股份過戶登記分處（登捷時有限公司作為於股東特別大會上進行投票表決時之監票人）提供之結果，出席之獨立股東（親身或由受委代表）就批准購回建議及清洗豁免之普通決議案已投合共55,726,804票，相當於本公司於本公佈刊發日期之全部已發行股本約15.002%，及符合資格於股東特別大會上投票之股份約20.933%。在股東特別大會上所投之全部票數中，55,725,604票（相當於所得全部票數之約99.998%）投票贊成有關普通決議案，1,200票（相當於所得全部票數之約0.002%）則投票反對。

清洗豁免

執行人員已有條件授出之清洗豁免，須待大多數獨立股東以投票表決之方式批准購回建議及清洗豁免（此項條件現得以達成）及Vigor Online及與其一致行動之人士遵照收購守則及購回守則行事，始可作實。

購回建議之完成條件

由於執行人員已授出清洗豁免，故購回建議之所有完成條件現已告達成。因此，購回建議已成為無條件，並將一直可供接納，直至二零零四年八月二十四日（星期二）下午四時正，屆時購回建議將截止，除非本公司按照收購守則及購回守則延長期限。

購回建議之地位

於本公佈刊發日期下午四時正，本公司已就購回建議接納總共53,360股股份，接獲合共六份已填妥之提交股份表格（相當於購回建議下可供購回之股份之最高數目約0.072%）。

一般事項

如欲接納購回建議之合資格股東，應仔細考慮通函內所提供之資料，尤其獨立董事委員會之獨立財務顧問博資財務顧問之觀點，而獨立股東就購回建議採取行動前，如有疑問應諮詢其專業顧問之意見。

本公司董事

於本公佈日期，本公司之執行董事為莊淑涴女士、王炳忠先生及江木賢先生，而本公司之獨立非執行董事為勞偉安先生及劉紹基先生。

責任聲明

各董事願就本公佈所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知，本公佈所表達之意見乃經審慎周詳考慮後始行作出，且本公佈並無遺漏任何其他事實，致使本公佈之任何聲明有所誤導。

承董事會命
主席
莊淑涴

香港，二零零四年八月九日

* 中文名稱僅供識別

SEP 07 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. This announcement has been prepared pursuant to, and in order to comply with, the Takeovers Code and the Repurchase Code, and does not constitute an offer to buy, or a solicitation of an offer to sell or subscribe for, any securities of the Company or an invitation to enter into an agreement to do any of the foregoing, nor is it calculated to invite any offer to buy, sell or subscribe for any securities of the Company.



COL Capital Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 383)
(website: http://www.colcapital.com.hk)

CONDITIONAL CASH OFFER

By



SUN HUNG KAI INTERNATIONAL LIMITED

**on behalf of the Company
to repurchase up to 74,300,000 Shares
for HK$1.20 in cash per Share**

RESULTS OF THE OFFER

As at 4:00 p.m. on 24 August 2004, being the time when the Offer was closed, Tenders in respect of a total of 69,713,206 Shares had been received by the Company from the Accepting Shareholders, representing approximately 18.77% of the issued share capital of the Company as at the Latest Acceptance Time and resulting in the Company paying to the Accepting Shareholders approximately HK$83.66 million.

As a result of the Offer, which Vigor Online had undertaken not to participate, the interest of Vigor Online in the issued share capital of the Company increased from approximately 28.33% to approximately 34.88%. The shareholding of Vigor Online in the Company remains at 105,248,000 Shares.

Upon completion of the Offer, the percentage of Shares held in public hands remains as prior to completion above the minimum prescribed percentage of 25% stipulated in Rule 8.08 of the Listing Rules.

The Registrars will send (by ordinary post, at that Shareholder's risk) a remittance for such total amount (comprising cheque(s) and certificates) as is due to each successful Accepting Shareholder in respect of the Shares accepted under the Offer (after deducting the seller's stamp duty due on the repurchase of the relevant Shares from the amount payable in cash) on or before 2 September 2004.

Reference is made to the announcement of the Company dated 4 June 2004 and the circular of the Company dated 16 July 2004 (the "Circular") despatched to the Shareholders regarding the detailed terms of the Offer. Terms not defined herein shall have the same meanings as those used in the Circular.

VALID ACCEPTANCES OF SHARES

As at 4:00 p.m. on Tuesday, 24 August 2004, being the time when the Offer was closed, valid acceptances in respect of 69,713,206 Shares had been received by the Company from the Accepting Shareholders, representing approximately 18.77% of the issued share capital of the Company and approximately 93.83% of the Maximum Number of Shares to be repurchased under the Offer as at the Latest Acceptance Time.

Shares validly tendered for acceptance by Accepting Shareholders under the Offer will be accepted in full to the extent of each Accepting Shareholder's Assured Entitlement. The Offer will not result in any Accepting Shareholders holding a fractional number of Shares.

In view of the total number of Shares tendered for acceptance of the Offer is less than the Maximum Number, all Excess Tenders received from Accepting Shareholders will be repurchased in full. As a result, no separate announcement of the details of the pro-rata entitlements in respect of Excess Tenders is required.

TOTAL CONSIDERATION PAYABLE

In accordance with the results of the Offer, the Company will repurchase and cancel 69,713,206 Shares. The total consideration payable by the Company under the Offer is approximately HK$83.66 million.

INCREASED INTERESTS OF VIGOR ONLINE

As a result of the Offer, the total issued share capital will be reduced to 301,755,547 Shares and the aggregate interests in the issued share capital of the Company of Vigor Online and its concert parties will increase from approximately 28.33% to 34.88%. The aggregate shareholding of Vigor Online and its concert parties of the Company remains at 105,248,000 Shares upon the close of the Offer.

CHANGES IN SHAREHOLDING

Set out below are the Company's shareholding structure before and after the Offer has been completed (taking into account that Vigor Online has undertaken not to participate in the Offer):

	Shareholding before completion of the Offer		Shareholding upon completion of the Offer	
Shareholders	No. of Shares	%	No. of Shares	%
Vigor Online (and concert parties)	105,248,000	28.33	105,248,000	34.88
Public	266,220,753	71.67	196,507,547	65.12
Total	371,468,753	100	301,755,547	100

As a result of the completion of the Offer, Vigor Online has become a controlling shareholder of the Company (as such term is defined under the Listing Rules) since its holding in Shares crosses 30%. The Company expects that the current constitution of the Board and the business and operation of the Group will not be changed as a result of the Offer.

PUBLIC FLOAT

Upon completion of the Offer, the percentage of Shares held in public hands remains as prior to completion above the minimum prescribed percentage of 25%

DESPATCH AND COLLECTION OF CHEQUES AND SHARE CERTIFICATES

It is expected that, on or before Thursday, 2 September 2004, Registrars will despatch cheques for amounts payable to successful Accepting Shareholders in respect of valid acceptances under the Offer (after deducting the seller's stamp duty at the rate of HK$1.00 for every HK$1,000, or part thereof, due on the repurchase of the relevant Shares and/or any share certificate(s) representing the balance of Shares which were not successfully tendered and/or not accepted under the Offer).

In case of any Accepting Shareholder, where the number of Shares represented by the share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title sent in connection with the Tender Form to the Registrars in acceptance of the Offer exceeded 50,000 Shares and such Accepting Shareholder has made prior arrangements with the Registrars for personal collection at the Registrars' office of the remittance due to him in respect of the Shares accepted under the Offer, such Accepting Shareholder may collect the remittance due to him and/or any share certificate(s) representing Shares which were not successfully tendered and/or not accepted under the Offer. Personal collection should be made at the Registrar's office, being Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong at the time and manner in accordance with the relevant Shareholder's arrangement made with the Registrar.

Any relevant remittance and/or share certificates not collected from the Registrars' office by 4:30 p.m. on Thursday, 2 September 2004 will be dispatched to the relevant Accepting Shareholders by ordinary post at their own risk.

ODD LOTS ARRANGEMENT

An Accepting Shareholder may, as a result of the Offer, hold odd lots of the Shares.

The Company has appointed Sun Hung Kai Investment Services Limited (address: Level 12, One Pacific Place, 88 Queensway, Hong Kong) as the designated broker to match sales and purchases of odd lot holdings of Shares in the market, in a best efforts basis, during the period from Tuesday, 24 August 2004 to Monday, 4 October 2004 (both dates inclusive) to enable odd lot Shareholders to dispose of their odd lots or to top up their odd lots to whole board lots of 4,000 Shares. Shareholders wishing to take advantage of this arrangement should contact Miss Connie Cheung Sau Lin; telephone 2822 5075.

The Shareholders should note that the matching, sale and purchase of odd lots of Shares are not guaranteed and depends entirely on there being adequate amounts of odd lots of Shares available for matching purpose.

ENQUIRIES HOTLINE

Should any Shareholder require any assistance or have any queries regarding the despatch of cheques and/or the return of Share certificates as mentioned above, the Shareholder may contact the Registrars at its hotline at 2980 1333 from now on up to and inclusive of Thursday, 2 September 2004 between 9:00 a.m. and 5:00 p.m. (Hong Kong time) from Monday to Friday (other than public holidays), save for 2 September 2004 from 9:00 a.m. to 4:30 p.m..

DIRECTORS OF THE COMPANY

As at the date hereof, the executive directors of the Company are Ms. Chong Sok Un, Dato' Wong Peng Chong and Mr. Kong Muk Yin and the independent non-executive directors of the Company are Mr. Lo Wai On and Mr. Lau Siu Ki, Kevin.

On behalf of the Board
Chong Sok Un
Chairman

Hong Kong, 24 August, 2004

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。本公佈已根據並為遵照收購守則及購回守則而編製，並不構成購買之要約或招攬出售或認購本公司任何證券之要約，或訂立一項協議以作出任何上述事宜之邀請，且亦非購買、出售或認購本公司任何證券之要約。



COL Capital Limited
中國網絡資本有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：383)
(網址：http://www.colcapital.com.hk)



新鴻基國際有限公司

代表

本公司
提出之有條件現金購回建議 按每股1.20港元以現金 購回最多達74,300,000股股份

購回建議之結果

於二零零四年八月二十四日下午四時正(即購回建議之截止時間)，本公司自接納股東收取合共69,713,206股之提交股份，相當於本公司於最後接納時間之已發行股本約18.77%，本公司因而須向接納股東支付約83,660,000港元。

由於購回建議(Vigor Online已承諾不會參與)，Vigor Online於本公司之已發行股本中之權益由約28.33%增至約34.88%。Vigor Online於本公司之股權維持於105,248,000股股份。

於購回建議完成後，公眾人士持有之股份百分比仍然如完成前一樣維持於上市規則第8.08條所規定之最低規定百分比25%以上。

於二零零四年九月二日或之前，過戶處將向每名就購回建議成功接納股份之接納股東寄發(以平郵方式及郵誤風險由該股東承擔)應付款項總額(包括支票及股票)(從應付現金款項中扣除就購回有關股份之賣方應付印花稅)之支票。

茲提述本公司於二零零四年六月四日刊發之公佈及本公司於二零零四年七月十六日就購回建議之詳細條款寄發予股東之通函(「通函」)。於本公佈中並無界定之詞彙與通函所引用者具有相同涵義。

有效接納股份

於二零零四年八月二十四日(星期二)下午四時正(即購回建議之截止時間)，本公司自接納股東收取有效接納之股份69,713,206股，於最後接納時間，分別相當於本公司之已發行股本約18.77%及根據購回建議可購回股份之最高數目約93.83%。

根據購回建議，接納股東接納而有效提交之股份將全數獲接納，以每名接納股東之保證配額為限。購回建議將不會導致任何接納股東持有零碎股份。

鑑於就接納購回建議交出之股份總數少於最高數目，故自接納股東收取之所有超額提交股份將會全數獲購回。因此，毋須就超額提交股份之按比例配額之詳情另行發表公佈。

應付總代價

根據購回建議之結果，本公司將購回及註銷69,713,206股股份。根據購回建議，本公司應付之總代價約為83,660,000港元。

VIGOR ONLINE之增加權益

由於購回建議，已發行股本總額將減少至301,755,547股股份，而Vigor Online及與其一致行動之人士於本公司之已發行股本中之權益總額將由約28.33%增至約34.88%。於購回建議截止後，Vigor Online及與其一致行動之人士於本公司之股權總額仍然維持於105,248,000股股份。

股權變更

下文所載為於購回建議完成前後本公司之持股架構(已考慮Vigor Online已承諾不會參與購回建議)：

股東	購回建議完成前之股權 股份數目	%	購回建議完成時之股權 股份數目	%
Vigor Online (及與其一致行動之人士)	105,248,000	28.33	105,248,000	34.88
公眾人士	266,220,753	71.67	196,507,547	65.12
總計	371,468,753	100	301,755,547	100

由於購回建議完成，Vigor Online所持之股份之百分比超逾30%，其已成為本公司之控股股東(此詞之定義見上市規則)。本公司預期，董事會之現有架構及本集團之業務與運作將不會因購回建議而出現任何變動。

公眾持股量

於購回建議完成後，公眾人士持有之股份百分比仍然如完成前一樣維持於上市規則第8.08條所規定之最低規定百分比25%之上。

寄發及領取支票及股票

預期於二零零四年九月二日(星期四)或之前，過戶處將向就購回建議有效接納之接納股東寄發應付款項(經扣除就購回有關股份之賣方印花稅(按每1,000港元或不足1,000港元支付1.00港元之比率計算)及／或根據購回建議未能成功交回及／或未獲接納之股份餘額所涉及之任何股票)之支票。

倘任何接納股東就接納購回建議而隨同提交股份表格一併交回過戶處之股票及／或過戶收據及／或任何其他所有權文件所涉及之股份數目超過50,000股股份，而該接納股東已事先與過戶處作出安排，由彼親自前往過戶處之辦事處領取彼就根據購回建議所接納之股份而獲付之款項，該接納股東可領取其根據購回建議獲付之款項，及／或未能成功提交及／或未獲接納之股份所涉及之股票。有關股東須按照其與過戶處作出之安排所訂立之時間及方式，親自前往過戶處之辦事處登捷時有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)領取。

於二零零四年九月二日(星期四)下午四時三十分前並未向過戶處之辦事處領取之任何有關匯款及／或股票，將以平郵方式寄發予有關接納股東，郵誤風險概由該股東自行承擔。

零碎股之安排

接納股東將可能因購回建議而持有零碎股份。

本公司已委任新鴻基投資服務有限公司(地址為香港金鐘道88號太古廣場1座12樓)為指定經紀，由二零零四年八月二十四日(星期二)至二零零四年十月四日(星期一)(包括首尾兩日)止期間內，盡最大努力在市場就所持之零碎股份進行對盤買賣，讓持有零碎股之股東出售其碎股或將其碎股補足至完整買賣單位4,000股股份。(有意接納此項安排之股東應聯絡張秀蓮女士；電話號碼：2822 5075)

股東務請注意，零碎股份之對盤買賣並無保證必然成功，並且完全視乎是否有足夠數目之零碎股份以達對盤目的。

查詢熱線

股東如就上述寄發支票及／或退還股票需要任何協助或有任何查詢，可由現時起直至二零零四年九月二日(星期四)(包括該日)止由星期一至星期五(公眾假期除外)上午九時正至下午五時正(香港時間)(二零零四年九月二日除外，由上午九時正至下午四時三十分)透過熱線號碼2980 1333聯絡過戶處。

本公司之董事

於本公佈刊發日期，本公司之執行董事為莊淑涴女士、王炳忠拿督及江木賢先生，而本公司之獨立非執行董事則為勞偉安先生及劉紹基先生。

承董事會命
主席
莊淑涴

香港，二零零四年八月二十四日

董事願就本公佈內容之準確性共同及個別負上全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈內表達之一切意見乃經審慎周詳考慮後方作出，且並無遺漏任何事實致使本公佈所載之任何聲明有誤導成份。

* 中文名稱僅供識別

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement has been prepared pursuant to, and in order to comply with, the Listing Rules and the Repurchase Code and does not constitute an offer to buy, or the solicitation of an offer to sell or subscribe for, any securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to buy, sell or subscribe for any securities.



China Online (Bermuda) Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 383)
(website: http://www.chinaonline.com.hk)
(to be renamed COL Capital Limited)



CONDITIONAL CASH OFFER

By



SUN HUNG KAI INTERNATIONAL LIMITED

on behalf of the Company
to repurchase up to 74,300,000 Shares
for HK$1.20 in cash per Share
and
Whitewash Waiver

The Directors announce that a voluntary conditional cash offer will be made by SHK on behalf of the Company to repurchase, subject to the Conditions, up to 74,300,000 Shares, representing approximately 20.00% of the e[ntire] issued share capital of the Company as at the date of this announcement, at the price of HK$1.20 per Share. The Offer will, if accepted in full, result in the Company paying HK$89.16 million to the Accepting Sharehol[ders]

The Offer Price of HK$1.20 per Share represents a premium of approximately 20.00% to the closing price of Shares of HK$1.00 each, as quoted on the Stock Exchange's daily quotation lists on 28 May 2004, being the trading date prior to the suspension of trading in Shares on 31 May 2004, and a premium of approximately 12.15% over the average closing price of HK$1.07, being the average closing price of the Shares as quoted on the S[tock] Exchange's daily quotation lists for the last 30 trading days preceding and including 28 May 2004. The Offer Price also represents a discount of approximately 59.60% to the Group's net asset value per Share of HK$2.97 purs[uant] to the latest audited consolidated accounts of the Company as at 31 December 2003.

The Offer will be conditional upon the approval of the Independent Shareholders voting at the SGM tentatively to be held on Monday, 19 July 2004, the Whitewash Waiver being approved by the Independent Shareholde[rs at] the SGM granted by the Executive. Vigor Online together with parties acting in concert with it (and any other person who may be required to abstain from voting in accordance with the Takeovers Code and the Repurchase C[ode]) will abstain from voting at the SGM on the resolution approving the Offer and the Whitewash Waiver.

A notice convening the SGM will be included in the Offer Document containing detailed terms of the Offer, which will be despatched to the Shareholders as soon as practicable.

The Shares were suspended from trading on the Stock Exchange at 9:30 a.m. on 31 May 2004 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of tra[ding] from 9:30 a.m. on 7 June 2004.

WARNING: The Offer is subject to the Conditions being fulfilled in full and therefore may or may not become unconditional. In the event trading in Shares is resumed from 7 June 2004, dealings in Shares will conti[nue] notwithstanding any of the Conditions may remain unfulfilled. During such period, persons selling or purchasing Shares will bear the risk that the Offer may lapse. Shareholders and potential investors are there[fore] advised to exercise caution when dealing in the Shares and should consult with their professional advisers when in doubt.

INTRODUCTION

The Directors announce that a voluntary conditional cash offer will be made by SHK on behalf of the Company to repurchase, subject to the Conditions, up to the Maximum Number being 74,300,000 Shares in aggregate, representing approximately 20.00% of the entire issued share capital of the Company as at the date of this announcement, at the price of HK$1.20 per Share.

The Offer will be made in full compliance with the Repurchase Code and will be financed by the internal resources and borrowings of the Group. The Board and SHK confirm that sufficient financial resources are available to the Company to enable it to satisfy acceptances of the Offer in full.

TENTATIVE TERMS OF THE OFFER

The salient terms of the Offer will tentatively be as follows: -

(a) SHK will invite Tenders to repurchase Shares, depending on the number of Tenders by Qualifying Shareholders, up to the Maximum Number at the Offer Price;

(b) Tenders must be made in Hong Kong dollars. Qualifying Shareholders may tender their holdings in Shares at the Offer Price up to their entire holdings (subject to the procedures for the scale down of Excess Tenders described below);

(c) Tenders will be accepted to the fullest extent of the Accepting Shareholders' Assured Entitlement. No minimum number of acceptances will be set for individual Tender or the entire Offer;

(d) Excess Tenders will be accepted, on a pro rata basis to the extent that the aggregate number of Shares repurchased pursuant to the Offer will not thereby exceed the Maximum Number;

(e) Tenders duly received will become irrevocable and cannot be withdrawn after the Offer has been declared unconditional;

(f) Shares will be repurchased in cash, free of commissions, levies and dealing charges, save that the amount of stamp duty due on Shares repurchased will be deducted from the amount payable to the Accepting Shareholders; and

(g) Shares repurchased will be cancelled and will not rank for purpose of any dividends declared pursuant to any record date set subsequent to the date of their cancellation.

Under the Repurchase Code, the bye-laws of the Company and section 42A of the Companies Act 1981 of Bermuda as amended, the Offer will need to be approved by the Independent Shareholders in general meeting by a majority of votes and will also be subject to other terms and conditions as referred to in the section entitled "Conditions of the Offer" below.

THE OFFER PRICE

The Offer Price of HK$1.20 per Share values the entire issued share capital of the Company as at the date of this announcement at approximately HK$445.76 million.

The Offer Price represents a premium of approximately 20.00% to the closing price of Shares of HK$1.00 each, as quoted on the Stock Exchange's daily quotation lists on 28 May 2004, being the last trading date prior to the suspension of trading in Shares on 31 May 2004, and a premium of approximately 12.15% over the average closing price of HK$1.07, being the average closing price of the Shares as quoted on the Stock Exchange's daily quotation lists for the last 30 trading days preceding and including 28 May 2004. The Offer Price also represents a discount of approximately 59.60% to the Group's net asset value per Share of HK$2.97 pursuant to the latest audited consolidated accounts of the Company as at 31 December 2003.

At the Offer Price, the Offer will result in the Company paying HK$89.16 million to the Accepting Shareholders if accepted in full. The Directors are of the opinion that, in the event the maximum amount of consideration under the Offer is payable in full, the Group still maintains sufficient working capital upon completion of the Offer for the purpose of its normal operating requirements.

ASSURED ENTITLEMENT AND EXCESS TENDERS

The Maximum Number of Shares open for tender and repurchase pursuant to the Offer represents approximately 20.00% of the entire issued share capital of the Company as at the date hereof.

Since Vigor Online has irrevocably undertaken to the Company that it will not accept the Offer in respect of any of its holdings in Shares, the Maximum Number also represents approximately 27.91% of the entire issued share capital of the Company excluding the Shares held by Vigor Online as at the date hereof. In other words, the Assured Entitlement of the Qualifying Shareholders (other than Vigor Online) will be enhanced on a pro-rata basis by the number of Shares Vigor Online undertakes not to tender.

Accepting Shareholders may tender Shares in excess of their Assured Entitlement if certain Qualifying Shareholders do not tender their Shares or tender fewer Shares than allowed by their Assured Entitlement.

If Accepting Shareholders in aggregate tender Shares for acceptance under the Offer in respect of more than the Maximum Number, the number of Shares tendered by each Accepting Shareholder over and above his Assured Entitlement (the Excess Tenders) will be scaled down on a pro rata basis.

OVERSEAS AND EXCLUDED SHAREHOLDERS

In order to address concerns regarding the implications under overseas securities laws of making the Offer to Overseas Shareholders (including illegality, filing and registration requirements or the need for compliance with other requirements), the Offer will not be open to the Excluded Shareholders. A copy of the Offer Document will be sent to the Shareholders in accordance with the bye-laws of the Company and if sent to the Excluded Shareholders solely for the purpose of the SGM. An application will be made to the Executive under Rule 8 of the Repurchase Code for consent if there is any Excluded Shareholder at the appropriate time.

It is the responsibility of each Overseas Shareholder who wishes to make Tenders and accept the Offer to satisfy himself as to the full observance of the laws of the relevant jurisdictions in that connection, including the obtaining of any governmental or other consent which may be required or the compliance with other necessary formalities or legal requirements.

The Company shall give notice of any matter in relation to the Offer to the Shareholders by issuing announcements or advertisements in newspapers in accordance with its bye-laws and if so given to shall be deemed to have been sufficient for all effective purposes, despite any failure by any Overseas Shareholder to receive the same.

NOMINEE REGISTRATION OF SHARES

To ensure equality of treatment of Shareholders, those registered holders of Shares holding such Shares as nominees for more than one beneficial owner should, as far as practicable, treat the holdings of each beneficial owner separately. In order for beneficial owners of Shares, whose investments are registered in nominee names, to accept the Offer, it is essential that they direct their nominee agents with instructions with regard to the Offer.

WHITEWASH WAIVER

Vigor Online and its concerned parties are interested in 105,248,000 Shares, representing approximately 28.33% of the entire issued share capital of the Company as at the date of this announcement.

Since Vigor Online has irrevocably undertaken to the Company that it will not tender any of its holdings in Shares pursuant to the Offer, as a result, the interest of Vigor Online, and parties acting in concert with it, in the issued share capital of the Company may increase to a maximum level of approximately 35.42%, depending on the level of Tenders received from the Qualifying Shareholders pursuant to the Offer.

As such increase in shareholding interests will be treated as an acquisition of voting rights under the Takeovers Code and such increase may well enlarge the shareholding of Vigor Online, and parties acting in concert with it, in the Company to 30% or beyond upon completion of the Offer, the Whitewash Waiver will be applied with the Executive to dispense with an obligation under Rule 26 of the Takeovers Code on the part of Vigor Online (and parties acting in concert with it) to make a separate mandatory general offer for all the Shares not held by it (or them) upon completion of the Offer.

The Offer and the grant of the Whitewash Waiver will be subject to the approval of the Independent Shareholders at the SGM. **If the Whitewash Waiver is not approved by the Independent Shareholders, or if it is not granted by the Executive, the Offer will immediately lapse.**

CHANGES IN SHAREHOLDING AND LISTING OF THE COMPANY

Set out below are the Company's existing shareholding structure and the projected shareholding structure in the event the Offer has been accepted in full (taking into account that Vigor Online has undertaken not to participate in the Offer): -

Shareholders	Existing Shareholding No. of Shares	%	Shareholding upon completion of the Offer No. of Shares	%
Vigor Online (and concert parties)	105,248,000	28.33	105,248,000	35.42
Public	266,220,753	71.67	191,920,753	64.58
Total	371,468,753		297,168,753	

Vigor Online will become a controlling shareholder of the Company (as such term is defined under the Listing Rules) if its holding in Shares crosses 30% upon completion of the Offer. The Company expects the current constitution of the Board and the business and operation of the Group will not be changed as a result of the Offer.

As disclosed above, under the present terms and upon completion of the Offer, the percentage of Shares that would remain in public hands (as defined under the Listing Rules) is expected to conform with and exceed the relevant minimum public float requirement under the Listing Rules. [In any] event, the Directors will ensure that a sufficient public float exists f[or the] Shares and maintain the listing of the Shares on the Stock Exc[hange] irrespective of the completion of the Offer under its present terms [or any] revision thereof.

TENTATIVE TIMETABLE

The expected timetable for the Offer set out below is indicative only [and is] subject to change. Any changes to the expected timetable not contai[ned in] the Offer Document will be announced separately by the Company.

Offer period begins	Friday, 4 June
Despatch of Offer Document	Friday, 25 June
Latest time to lodge form of proxy for the SGM	11:30 a.[m. on] Saturday, 17 July
SGM	11:30 a.m. on Monday, 19 July
Announcement of the results of the SGM and whether the Offer has become unconditional	Tuesday, 20 July
Latest time for submission of Tenders (i.e. close of Offer)* and latest time for determining Shareholders' entitlement to participate in the Offer based on the records of the Register as at	4:00 p.[m. on] Tuesday, 3 August
Teletext announcement of results of the Offer	7:00 p.[m. on] Tuesday, 3 August
Newspaper announcement of results of the Offer	Wedne[sday,] 4 August
Despatch of cheques to Accepting Shareholders and return of share certificates to partly unsuccessful Tenders to be made on or before	Thursday, 12 August

* *Assuming that the Offer will be approved by the Independent Shareholders [and] become unconditional on the date of the SGM.*

Relevant arrangement regarding the trading of odd lots will be mad[e for] Accepting Shareholders holding odd lots of Shares upon completion o[f the] Offer. The Company shall provide details of such arrangement in the [Offer] Document and by way of press announcement. The existing board lot for trading in Shares of 4,000 Shares per board lot is expected to re[main] unchanged upon completion of the Offer.

CONDITIONS OF THE OFFER

The Offer will be conditional upon fulfillment of all of the following eve[nts:]

(a) the passing of an ordinary resolution at the SGM approving the [Offer] and the Whitewash Waiver by a majority of votes cast by [the] Independent Shareholders attending in person or by proxy thereat;

(b) the granting of the Whitewash Waiver by the Executive.

Vigor Online together with parties acting in concert with it (and any o[ther] persons who may be required to abstain from voting in accordance with [the] Takeovers Code and the Repurchase Code) will abstain from voting at [the] SGM on the resolution to approve the Offer and the Whitewash Waive[r].

If the Offer and Whitewash Waiver is not approved by the Indepen[dent] Shareholders, or if the latter is not granted by the Executive, the O[ffer] will immediately lapse.

WARNING: Dealings in Shares will continue notwithstanding any of [the] Conditions may remain unfulfilled. During such period, persons sell[ing] or purchasing Shares will bear the risk that the Offer may la[pse.] Shareholders and potential investors are therefore advised to exer[cise] caution when dealing in the Shares and should consult with t[heir] professional advisers when in doubt.

If the Offer is declared unconditional, Qualifying Shareholders will be [able] to tender their Shares for acceptance under the Offer for a period of at le[ast] 14 days thereafter. The Company reserves the right to extend the time [for] acceptance of Tenders under the Offer to the maximum period allowed un[der] the Takeovers Code and Repurchase Code.

Tenders duly received will become irrevocable and cannot be withdr[awn] after the Offer has been declared unconditional.

Detailed terms and conditions of the Offer will be set out in the Offer Document to be dispatched to the Shareholders as soon as practicable.

INFORMATION ON THE GROUP

The principal business activity of the Company is investment holding and through its subsidiaries engages in the sale and distribution of telecommunication and information technology products and equipment, securities trading and investments and strategic investment.

Turnover of the Group for the year ended 31 December 2003 was HK$487,708,000 representing a 62.28% decrease as compared to that of the year 2002 which mainly attributed to the reduced securities trading activities in year 2003. The Group recorded a net profit attributable to the Shareholders of HK$292,078,000 for the year ended 31 December 2003 versus a net loss of HK$602,914,000 as recorded for the year 2002. Earnings per Share for the year 2003 was HK$0.79 versus a loss per Share of HK$1.62 as recorded in the year 2002. As at 31 December 2003, the Group's net asset value per Share was HK$2.97.

FUTURE PROSPECTS OF THE GROUP

With the constant review on its cost control, business scope, investment strategies and investment portfolio, the Group believes that it is in the right track to sustain its financial performance. Equipped with strong financial position and liquidity, the Group will continue its prudent and strategic approach in identifying investment opportunities in grossly undervalued companies and businesses in Mainland China and around the Asia Pacific region that would bring in good cash flow, earnings and/or capital appreciation to the Group.

REASONS FOR THE OFFER

The Directors believe that the Offer is in the Company's best interest in creating a more efficient capital structure for the Company, whilst maintaining a strong balance sheet, and to provide an opportunity for the Shareholders either to realize their Shares at a premium to the recent market price or to increase their proportionate shareholding in the Company by retaining their holdings and participating in the future prospects of the Group with enhanced value per Share.

SPECIAL GENERAL MEETING

The Offer will be conditional upon, among other things, the approval of the Independent Shareholders voting at the SGM.

A notice convening the SGM will be included in the Offer Document to be despatched to the Shareholders as soon as practicable. Vigor Online together with parties acting in concert with it (and any other persons who may be required to abstain from voting in accordance with the Takeovers Code and the Repurchase Code) will abstain from voting at the SGM on the resolution approving the Offer and the Whitewash Waiver.

An Independent Board Committee will be appointed to advise the Independent Shareholders in respect of the approval of the Offer and the Whitewash Waiver. An independent financial adviser will be appointed to advise the Independent Board Committee as soon as possible and an announcement will be made by the Company regarding the same in due course.

GENERAL

The Offer Document setting out the detailed terms of the Offer will be despatched to the Qualifying Shareholders as soon as practicable.

The Company has been informed by Vigor Online that Vigor Online and parties acting in concert with it have not dealt in the Shares during a period of 6 months immediately preceding the date of this announcement.

No repurchase of Shares has been made by the Company during the period of 12 months immediately preceding the date of this announcement.

There are no outstanding options, warrants or other securities derivatives convertible into Shares as at the date of this announcement.

SUSPENSION AND RESUMPTION OF TRADING

The Shares were suspended from trading on the Stock Exchange at 9:30 a.m. on 31 May 2004 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading from 9:30 a.m. on 7 June 2004.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context otherwise requires: -

"Accepting Shareholders"	Qualifying Shareholders accepting the Offer
"Assured Entitlement"	the minimum number of Shares which will be repurchased pursuant to the Offer from each Qualifying Shareholder, taking into account the number of Shares Vigor Online undertakes not to tender, being approximately 279 Shares for every 1,000 Shares (rounded down to the nearest whole number of Shares) tendered by the relevant Qualifying Shareholder for acceptance of the Offer at the Offer Price
"Board"	the board of Directors of the Company
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	China Online (Bermuda) Limited (to be renamed COL Capital Limited), a company incorporated in Bermuda with limited liability and registered in Hong Kong under Part XI of the Companies Ordinance, the Shares of which are listed on the Stock Exchange
"Conditions"	the conditions set out under the heading "Conditions of the Offer" above to which the Offer is subject
"Director(s)"	the director(s) of the Company
"Excess Tenders"	Shares tendered for acceptance of the Offer by the relevant Qualifying Shareholder in excess of his Assured Entitlement
"Excluded Shareholders"	any Overseas Shareholders whose address, as shown on the Register at the close of the Offer, which is currently expected to be 4:00 p.m. on Tuesday, 3 August 2004, is located in a jurisdiction the laws of which prohibit the making of the Offer to such Shareholders or otherwise require the Company to comply with additional requirements which are (in the opinion of the Directors, but subject to the prior consent of the Executive) unduly onerous or burdensome, having regard to the number of Shareholders involved in that jurisdiction and their shareholdings in the Company
"Executive"	the Executive Director of the Corporate Finance Division of the Securities and Futures Commission or any of his delegates
"Group"	the Company and its subsidiaries
"HK$" and "cents"	Hong Kong dollar(s) and Hong Kong cent(s) respectively, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	an independent committee of the Board to be formed for the purpose of advising the Independent Shareholders in connection with the Offer
"Independent Shareholders"	Shareholders who are not involved or interested in the Whitewash Waiver, being Shareholders other than Vigor Online and parties acting in concert with it (and any other persons who may be required to abstain from voting in accordance with the Takeovers Code and the Repurchase Code)
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Maximum Number"	the maximum number of Shares to be repurchased pursuant to the Offer, being an aggregate of 74,300,000 Shares (representing approximately 20.00% of all issued Shares as at the date of this announcement)
"Offer"	the offer by SHK on behalf of the Company to repurchase Shares from all Qualifying Shareholders by way of Tenders, up to the Maximum Number
"Offer Document"	the circular to the Shareholders (comprising the offer document, the notice of the SGM, the proxy form for voting at the SGM and the Tender Form) to be issued in connection with the Offer
"Offer Price"	HK$1.20 per Share, being the repurchase price at which Tenders are invited
"Overseas Shareholders"	Shareholders whose addresses, as shown in the Register, are outside Hong Kong
"Qualifying Shareholders"	Shareholders, other than Excluded Shareholders, whose names appear on the Register at the close of the Offer, which is currently expected to be 4:00 p.m. on Tuesday, 3 August 2004
"Register"	the register of members of the Company
"Repurchase Code"	the Hong Kong Code on Share Repurchases
"SGM"	the special general meeting of the Company to be convened in connection with the Offer
"Shares"	shares of HK$0.01 each in the share capital of the Company
"Shareholders"	holders of Shares
"SHK"	Sun Hung Kai International Limited, a deem licensed corporation under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) for regulated activities of dealing in securities, advising on securities, corporate finance and asset management and the financial adviser to the Company in respect of the Offer
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Tenders"	tenders of Shares at the Offer Price by Qualifying Shareholders for repurchase by the Company under the Offer
"Tender Form"	the tender form to be issued with the Offer Document to Qualifying Shareholders for use by such persons in connection with the Offer
"Vigor Online"	Vigor Online Offshore Limited, a company incorporated in the British Virgin Islands with limited liability (the entire issued capital of which is owned indirectly as to 67.7% by Ms. Chong Sok Un, the chairman and executive director of the Company and the remaining 32.3% of which is owned by Miltac Limited which is ultimately owned by Lippo Cayman Limited which is in turn wholly owned by Lanius Limited, the trustee of a trust, the beneficiaries of which include Dr. Mochtar Riady, Mr. James Riady, Mr. Stephen Riady and their respective family members) and holding 105,248,000 Shares (representing approximately 28.33% of all issued Shares) which has irrevocably undertaken to the Company not to accept the Offer in respect of any of the Shares held by it
"Whitewash Waiver"	a waiver by the Executive in respect of the obligation of Vigor Online (and its concert parties) to make a mandatory general offer in accordance with Rule 26 of the Takeovers Code for all the Shares not held by it (or them), which may otherwise arise as a result of the completion of the Offer

DIRECTORS OF THE COMPANY

As at the date of this announcement, the executive directors of the Company are Ms. Chong Sok Un, Dato' Wong Peng Chong and Mr. Kong Muk Yin and the independent non-executive directors of the Company are Mr. Lo Wai On and Mr. Lau Siu Ki, Kevin.

RESPONSIBILITY STATEMENT

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

By Order of the Board,
Chong Sok Un
Chairman

Hong Kong, 4 June 2004

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。
本公佈已根據並為遵照上市規則及購回守則而編製，並不構成購買之要約或招攬出售或認購任何證券之要約，或訂立一項協議以作出任何該等事宜之邀請，且亦非購買、出售或認購任何證券之要約。



China Online (Bermuda) Limited
中國網絡（百慕達）有限公司*

（股份代號：383）
（網址：http://www.chinaonline.com.hk）
（即將改名為COL Capital Limited中國網絡資本有限公司*）



新鴻基國際有限公司

代表

本公司

提出之有完成條件現金購回建議
按每股1.20港元以現金
購回最多達74,300,000股股份
及
清洗豁免

董事宣佈，新鴻基將會代表本公司提出一項自願有完成條件現金購回建議，在完成條件規限下，按每股股份1.20港元之價格，購回最多達74,300,000股股份，相當於本公司在本公佈刊發之日全部已發行股本約20.00%。倘購回建議獲悉數接納，將會導致本公司須向接納股東支付89,160,000港元。

購回價每股股份1.20港元，相當於二零零四年五月二十八日（即股份於二零零四年五月三十一日暫停買賣前之最後交易日）聯交所每日報價表所報之股份收市價每股1.00港元溢價約20.00%，及平均收市價每股1.07港元（即截至二零零四年五月二十八日（包括該日）前為止之最後30個交易日聯交所每日報價表所報之股份平均收市價）溢價約12.15%。購回價亦相當於本集團資產淨值每股股份2.97港元（根據本公司於二零零三年十二月三十一日之最近期經審核綜合賬目計算）折讓約59.60%。

購回建議須獲得獨立股東在暫定將於二零零四年七月十九日星期一舉行之股東特別大會上投票批准，及獲執行人員授予清洗豁免，以及獨立股東於股東特別大會上批准清洗豁免，方可作實。Vigor Online連同與其一致行動之人士（及按照收購守則和購回守則可能被要求放棄投票之任何其他人士）將會於股東特別大會上就批准購回建議及清洗豁免之決議案放棄投票。

本公司將會在切實可行之情況下盡快向股東寄發載有購回建議之詳細條款之購回建議文件，召開股東特別大會之通告亦將收錄於購回建議文件內。

股份由二零零四年五月三十一日上午九時三十分起暫停在聯交所買賣，以待發表本公佈。本公司已向聯交所申請由二零零四年六月七日上午九時三十分起恢復買賣股份。

謹請注意：由於購回建議須待完成條件獲全面達成後方可作實，因此，購回建議不一定會成為無完成條件。倘若由二零零四年六月七日起恢復買賣股份，即使任何完成條件仍未達成，股份買賣將會繼續進行。於該期間內出售或購買股份之人士將須承擔購回建議可能失去時效之風險。故此，建議股東及有意投資者於買賣股份時務須審慎行事，如有疑問應諮詢彼等之專業顧問。

緒言

董事宣佈，新鴻基將會代表本公司提出一項自願有完成條件現金購回建議，在完成條件規限下，按每股股份1.20港元之價格，購回最高數目（即合共達74,300,000股）股份，相當於本公司於本公佈刊發之日全部已發行股本約20.00%。

購回建議將會全面遵守購回守則作出，及將會以本集團之內部資源及借款撥資。董事會及新鴻基確認，本公司有充裕財務資源以應付購回建議獲全數接納。

購回建議之暫定條款

購回建議之主要條款將暫定如下：

(a) 視乎合資格股東提交之出價數目而定，新鴻基將會邀請提交出價，以按購回價購回最多達最高數目之股份；

(b) 出價必須以港元提出，合資格股東可按購回價就彼等所持有之股份出價，最多可達彼等所持有之全部股份（惟出價須受下文所述按比例減少超額提交股份之程序所限制）；

(c) 接納股東按保證配額作出之出價將獲悉數接納。個別出價或整項購回建議將不會訂定接納之最低數目；

(d) 超額出價將會按比例獲接納，惟根據購回建議購回之股份總數，不得超過最高數目；

(e) 按期接獲之出價將不可撤銷，且不得於購回建議已宣佈成為無完成條件後撤回；

(f) 股份將以現金購回，毋須支付佣金、交易徵費及買賣費用，惟所購回股份應付之印花稅將從應付予接納股東之款項中扣除；及

(g) 所購回之股份將會予以註銷，故將不會享有股份被註銷日期後之任何記錄日期所宣派之任何股息。

根據購回守則、本公司之公司章程及百慕達一九八一年公司法（以經修訂者為準）第42A條之規定，購回建議須經獨立股東於股東大會上以過半數票批准，另亦須受下文「購回建議之完成條件」一節所述之其他條款及完成條件所限制。

購回價

按每股股份購回價1.20港元計算，本公司於本公佈刊發日之全部已發行股本約估值為445,760,000港元。

購回價相當於二零零四年五月二十八日（即股份於二零零四年五月三十一日暫停買賣前之最後交易日）聯交所每日報價表所報之股份收市價每股1.00港元溢價約20.00%，及平均收市價每股1.07港元（即截至二零零四年五月二十八日（包括該日）前為止之最後30個交易日聯交所每日報價表所報之股份平均收市價）溢價約12.15%。購回價亦相當於本集團資產淨值每股股份2.97港元（根據本公司於二零零三年十二月三十一日之最近期經審核綜合賬目計算）折讓約59.60%。

按購回價計算，倘購回建議獲全數接納，將會導致本公司須向接納股東支付89,160,000港元。董事認為，倘須悉數支付根據購回建議應付之最高金額代價，本集團於購回建議完成後仍然會有充裕之營運資金，以應付其正常營運需求。

保證配額及超額提交股份

根據購回建議供提交及購回之股份之最高數目，佔本公司於本公佈刊發之日全部已發行股本約20.00%。

由於Vigor Online已向本公司作出不可撤銷之承諾，不會就其所持有之任何股份接納購回建議，最高數目亦相當於本公司全部已發行股本（不包括Vigor Online於本公佈刊發之日所持有之股份）約27.91%。換言之，合資格股東（Vigor Online除外）之保證配額，將會就Vigor Online承諾不會提交之股份數目而按比例增加。

倘若若干合資格股東並無交出彼等之股份，或交出少於彼等保證配額之股份，則接納股東可交出超出彼等之保證配額之股份數目。

倘接納股東就接納購回建議所交出之股份總數超過最高數目，則每名接納股東交出超過其保證配額之股份數目（其超額提交股份）將會按比例下調。

海外及除外股東

為顧及因根據海外證券法向海外股東提出購回建議可能產生之後果（包括非法行為、存案及登記規定或必須遵守其他規定等），因此將不會向除外股東提出購回建議。本公司將會按照本公司之公司細則寄發購回建議文件予股東，倘若寄發予除外股東，則僅為股東特別大會之目的而寄發，根據購回守則規則第8條，倘有任何除外股東，本公司將會於適當時候申請執行人員授出的同意。

凡有意出價及接納購回建議之海外股東，均有責任須完全遵守有關司法權區對這方面而言的法律，包括取得任何必需之政府或其他同意或遵守其他必需程序或法律規定。

本公司將會按照其公司章程，透過在報章上刊發公佈或廣告之方式知會股東有關購回建議之任何事宜，儘管任何海外股東未能接收有關通知，仍將視在報章上刊發公佈或廣告就所有實際目的而言為已經充分作出通知。

代理人登記股份

為確保股東獲得公平待遇，為超過一名實益擁有人出任代理人而持有股份之股份登記持有人，須盡可能分開處理每名實益擁有人的股份。為使股份的實益擁有人（其投資以代理人名義登記）接納購回建議，實益擁有人有必要向其代理人發出指示，從而表示其對購回建議之意向。

清洗豁免

Vigor Online及與其一致行動之人士於105,248,000股股份中擁有權益，相當於本公司於刊發本公佈日期之全部已發行股本約28.33%。

由於Vigor Online已向本公司作出不可撤銷之承諾，將不會根據購回建議提交其持有之任何股份，因此，Vigor Online及與其一致行動之人士於本公司已發行股本之權益，最高可能增至約35.42%，視乎根據購回建議從合資格股東接獲之出價水平而定。

由於此類持股權益之增加根據收購守則將被視為取得投票權，而該項增加亦可能於購回建議完成時，將Vigor Online及與其一致行動之人士於本公司之股權擴大至30%或以上，有關人仕將向執行人員申請清洗豁免，以免除Vigor Online（及與其一致行動之人士）根據收購守則第26條，須對其（或彼等）於購回建議完成時對其（或彼等）持有以外之所有股份，另行提出強制性全面收購。

購回建議及授出清洗豁免，將須待獨立股東於股東特別大會上批准後，方可作實。倘清洗豁免不獲獨立股東批准，或倘不獲執行人員授出，則購回建議將即失去時效。

股權變動及本公司之上市地位

下文所載為本公司之現行持股架構，以及在購回建議獲全面接納之情況下（亦考慮Vigor Online已承諾不會參與

倘購回建議宣佈為無完成條件，則合資格股東將能夠提交彼等之股份以供在購回建議中接納，由該日起計為期至少14日。本公司保留權利延長根據購回建議接納提交之時間至收購守則及購回守則許可之最長期間。

正式接獲之提交將成為不可撤銷，並不能於購回建議已宣佈為無完成條件後撤回。

本公司將在切實可行之情況下儘快向股東寄發載有購回建議之詳細條款及條件之購回建議文件。

本集團之資料

本公司之主要業務活動為投資控股，並透過其附屬公司從事銷售及分銷電訊及資訊科技產品及設備、證券買賣及投資，以及策略性投資。

本集團截至二零零三年十二月三十一日止年度之營業額為487,708,000港元，較二零零二年之營業額減少62.28%，主要因為於二零零三年度減少了證券買賣活動。本集團錄得截至二零零三年十二月三十一日止年度之股東應佔溢利淨額為292,078,000港元，相對於二零零二年同期錄得之虧損淨額為602,914,000港元。本年度之每股溢利為0.79港元，相對於二零零二年錄得之每股虧損為1.62港元。截至二零零三年十二月三十一日止，本集團資產淨值每股股份為2.97港元。

本集團之未來前景

憑藉定期檢討其成本控制、業務策略、投資策略及投資組合，相信本集團處於可持續其穩健財務表現之正軌。有賴其穩健之財務狀況及現金流量，本集團將繼續貫徹其審慎及策略性之方針，物色機會投資中港兩地及亞太區鄰近地方估值嚴重偏低之公司及業務，務求可為本集團帶來優厚之現金流量、盈利及／或資本升值之投資機會。

進行購回建議之原因

董事相信，購回建議乃符合本公司之最佳利益，可為本公司帶來更有效之資本架構，同時亦可維持穩健之資產負債表，並為股東提供機會：將彼等之股份按較近期市價之溢價套現，或透過保留彼等之股權增加於本公司之持股比例以及從有所增加之每股股份價值參與本集團之未來前景。

股東特別大會

購回建議將待（其中包括）獨立股東在股東特別大會上投票批准後，方可作實。

召開股東特別大會之通告將載於購回建議文件內，而該文件將盡快寄發予股東。Vigor Online連同與其一致行動之人士（及根據收購守則及購回守則可能被要求放棄投票之任何其他人士）將於股東特別大會上就批准購回建議及清洗豁免之決議案放棄投票。

獨立董事委員會將獲委任，向獨立股東就批准購回建議及清洗豁免提供意見。本公司將會盡快委任獨立財務顧問，以向獨立董事委員會提供意見，本公司亦將於適當時候作出有關委任之公佈。

一般事項

載有購回建議之詳細條款之購回建議文件，將在切實可行之情況下盡快寄發予合資格股東。

本公司已獲Vigor Online知會，Vigor Online及與其一致行動之人士於緊接刊發本公佈日期前之六個月期間內並無買賣股份。

本公司於緊接刊發本公佈日期前之十二個月期間內並無購回股份。

於刊發本公佈之日期，概無任何尚未行使購股權、認股權證或可轉換成股份之其他證券衍生工具。

暫停及恢復買賣

股份由二零零四年五月三十一日上午九時三十分起暫停在聯交所買賣，以待發表本公佈。本公司已向聯交所申請由二零零四年六月七日上午九時三十分起恢復買賣股份。

釋義

除文義另有指明外，本公佈所用之詞彙具有下列涵義：

「接納股東」	指	接納購回建議之合資格股東
「保證配額」	指	根據購回建議向每名合資格股東購回之最低股份數目（經計入Vigor Online承諾不會提交之股份數目），即就有關合資格股東按購回價提交每1,000股股份約為279股股份（下調為最接近之完整數目股份）以接納購回建議
「董事會」	指	本公司之董事會
「公司條例」	指	香港法例第32章公司條例
「本公司」	指	中國網絡（百慕達）有限公司（即將改名為中國網絡資本有限公司），一間於百慕達註冊成立之有限公司，並根據公司條例第XI部在香港註冊，其股份於聯交所上市
「完成條件」	指	上文「購回建議之完成條件」所載限制購回建議之完成條件
「董事」	指	本公司之董事
「超額提交股份」	指	合資格股東按超過其所享有之保證配額提交以接納購回建議之股份數目
「除外股東」	指	任何海外股東，於購回建議完成時（現時預期為二零零四年八月三日星期二下午四時正）在股東名冊內所登記地址，所在之司法管轄權區之法律禁止向該名股東提出購回建議，或向該名股東提出購回建議時本公司須遵守額外規定，而董事經衡量該司法管轄權區內之股東數目及彼等於本公司之持股量後，認為遵守該等規定為不必要地沉重或繁瑣，但會視乎執行人員會否事前授出同意
「執行人員」	指	證券及期貨事務監察委員會企業融資部執行董事或彼所指派之人士
「本集團」	指	本公司及其附屬公司
「港元」及「港仙」	指	香港法定貨幣港元及港仙
「香港」	指	中華人民共和國香港特別行政區
「獨立董事委員會」	指	就購回建議向獨立股東提供意見而將予成立之獨立董事委員會
「獨立股東」	指	並無參與或於清洗豁免中涉及利益之股東，即Vigor Online及與其一致行動之人士（及根據收購守則及購回守則可能需放棄投票之任何其他人士）以外之股東
「上市規則」	指	聯交所證券上市規則
「最高數目」	指	根據購回建議可購回股份數目之上限，相等於合共74,300,000股股份，於本公佈刊發日期佔全部已發行股份約20.00%

股份由二零零四年五月三十一日上午九時三十分起暫停在聯交所買賣，以待發表本公佈。本公司已向聯交所申請由二零零四年六月七日上午九時三十分起恢復買賣股份。

謹請注意：由於購回建議須待完成條件獲全面達成後方可作實，因此，購回建議不一定會成為無完成條件。倘若由二零零四年六月七日起恢復買賣股份，即使任何完成條件仍未達成，股份買賣將會繼續進行。於該期間內，出售或購買股份之人士將須承擔購回建議可能失去時效之風險。故此，建議股東及有意投資者於買賣股份時務須審慎行事，如有疑問應諮詢彼等之專業顧問。

緒言

董事宣佈，新鴻基將會代表本公司提出一項自願有完成條件現金購回建議，在完成條件規限下，按每股股份1.20港元之價格，購回最高數目（即合共達74,300,000股）股份，相當於本公司於本公佈刊發之日全部已發行股本約20.00%。

購回建議將會全面遵守購回守則作出，及將會以本集團之內部資源及借款撥資。董事會及新鴻基確認，本公司有充裕財務資源以應付購回建議獲全數接納。

購回建議之暫定條款

購回建議之主要條款將暫定如下：

(a) 視乎合資格股東提交之出價數目而定，新鴻基將會邀請提交出價，以按購回價購回最多達最高數目之股份；

(b) 出價必須以港元提出。合資格股東可按購回價就彼等所持有之股份出價，最多可達彼等所持有之全部股份（惟出價須受下文所述按比例減少超額提交股份之程序所限制）；

(c) 接納股東按保證配額作出之出價將獲悉數接納。個別出價或整項購回建議將不會訂定接納之最低數目；

(d) 超額出價將會按比例獲接納，惟根據購回建議購回之股份總數，不得超過最高數目；

(e) 按期接獲之出價將不可撤銷，且不得於購回建議已宣佈成為無完成條件後撤回；

(f) 股份將以現金購回，毋須支付佣金、交易徵費及買賣費用，惟所購回股份應付之印花稅將從應付予接納股東之款項中扣除；及

(g) 所購回之股份將會予以註銷，並將不會享有股份被註銷日期後之任何記錄日期所宣派之任何股息。

根據購回守則、本公司之公司章程及百慕達一九八一年公司法（以經修訂者為準）第42A條之規定，購回建議須經獨立股東於股東大會上以過半數票批准，另亦須受下文「購回建議之完成條件」一節所述之其他條款及完成條件所限制。

購回價

按每股股份購回價1.20港元計算，本公司於本公佈刊發日之全部已發行股本約估值為445,760,000港元。

購回價相當於二零零四年五月二十八日（即股份於二零零四年五月三十一日暫停買賣前之最後交易日）聯交所每日報價表所報之股份收市價每股1.00港元溢價約20.00%，及平均收市價每股1.07港元（即截至二零零四年五月二十八日（包括該日）前為止之最後30個交易日聯交所每日報價表所報之股份平均收市價）溢價約12.15%。購回價亦相當於本集團資產淨值每股股份2.97港元（根據本公司於二零零三年十二月三十一日之最近期經審核綜合賬目計算）折讓約59.60%。

按購回價計算，倘購回建議獲全數接納，將會導致本公司須向接納股東支付89,160,000港元。董事認為，倘須悉數支付根據購回建議應付之最高金額代價，本集團於購回建議完成後仍然會有充裕之營運資金，以應付其正常營運需求。

保證配額及超額提交股份

根據購回建議供提交及購回之股份之最高數目，佔本公司於本公佈刊發之日全部已發行股本約20.00%。

由於Vigor Online已向本公司作出不可撤銷之承諾，不會就其所持有之任何股份接納購回建議，最高數目亦相當於本公司全部已發行股本（不包括Vigor Online於本公佈刊發之日所持有之股份）約27.91%。換言之，合資格股東（Vigor Online除外）之保證配額，將會就Vigor Online承諾不會提交之股份數目而按比例增加。

倘若若干合資格股東並無交出彼等之股份，或交出少於彼等保證配額之股份，則接納股東可交出超出彼等之保證配額之股份數目。

倘接納股東就接納購回建議所交出之股份總數超過最高數目，則每名接納股東交出超過其保證配額之股份數目（其超額提交股份）將會按比例下調。

海外及除外股東

為顧及因根據海外證券法向海外股東提出購回建議可能產生之後果（包括非法行為、存案及登記規定或必須遵守其他規定等），因此將不會向除外股東提出購回建議。本公司將會按照本公司之公司細則寄發購回建議文件予股東，倘若寄發予除外股東，則僅為股東特別大會之目的而寄發。根據購回守則規則第8條，倘有任何除外股東，本公司將會於適當時候申請執行人員授出的同意。

凡有意出價及接納購回建議之海外股東，均有責任須完全遵守有關司法權區對這方面而言的法律，包括取得任何必需之政府或其他同意或遵守其他必需程序或法律規定。

本公司將會按照其公司章程，透過在報章上刊發公佈或廣告之方式知會股東有關購回建議之任何事宜，儘管任何海外股東未能接收有關通知，仍將視在報章上刊發公佈或廣告就所有實際目的而言為已經充分作出通知。

代理人登記股份

為確保股東獲得公平待遇，為超過一名實益擁有人出任代理人而持有股份之股份登記持有人，須盡可能分開處理每名實益擁有人的股份。為使股份的實益擁有人（其投資以代理人名義登記）接納購回建議，實益擁有人有必要向其代理人發出指示，從而表示其對購回建議之意向。

清洗豁免

Vigor Online及與其一致行動之人士於105,248,000股股份中擁有權益，相當於本公司於刊發本公佈日期之全部已發行股本約28.33%。

由於Vigor Online已向本公司作出不可撤銷之承諾，將不會根據購回建議提交其持有之任何股份，因此，Vigor Online及與其一致行動之人士於本公司已發行股本之權益，最高可能增至約35.42%，視乎根據購回建議從合資格股東接獲之出價水平而定。

由於此類持股權益之增加根據收購守則將被視為取得投票權，而該項增加亦可能於購回建議完成時，將Vigor Online及與其一致行動之人士於本公司之股權擴大至30%或以上，有關人仕將向執行人員申請清洗豁免，以免除Vigor Online（及與其一致行動之人士）根據收購守則第26條，須對其（或彼等）於購回建議完成時對其（或彼等）持有以外之所有股份，另行提出強制性全面收購。

購回建議及授出清洗豁免，將須待獨立股東於股東特別大會上批准後，方可作實。倘清洗豁免不獲獨立股東批准，或倘不獲執行人員授出，則購回建議將即失去時效。

股權變動及本公司之上市地位

下文所載為本公司之現有持股架構，以及在購回建議獲全面接納之情況下（亦考慮Vigor Online已承諾不會參與購回建議）之預計持股架構：

股東	現有股權		購回建議完成時之股權	
	股份數目	%	股份數目	%
Vigor Online（及與其一致行動之人士）	105,248,000	28.33	105,248,000	35.42
公眾人士	266,220,753	71.67	191,920,753	64.58
總計	371,468,753		297,168,753	

如果Vigor Online所持之股份之百分比於購回建議完成後超過30%，其將成為本公司之控股股東（此詞之定義見上市規則）。本公司預期，董事會之現有組成及本集團之經營業務與運作將不會因購回建議而出現任何變動。

誠如上文所披露，根據現有條款及於購回建議完成後，仍由公眾人士所持有之股份百分比（定義見上市規則）預期符合及超逾上市規則所載有關之最低公眾持股量規定。在任何情況下，不論購回建議乃根據其現有條款或任何經修訂之條款完成，董事將會確保股份存在足夠之公眾持股量及維持股份於聯交所上市。

暫定時間表

下文所載之購回建議預期時間表僅屬指示性質，可予變更。購回建議文件並無列載之預期時間表之任何變動將由本公司另行刊發公佈。

購回建議期間開始 …… 二零零四年六月四日星期五

寄發購回建議文件 …… 二零零四年六月二十五日星期五

遞交股東特別大會代表委任表格之最後期限 …… 二零零四年七月十七日星期六上午十一時三十分

股東特別大會 …… 二零零四年七月十九日星期一上午十一時三十分

公佈股東特別大會之結果及購回建議是否已成為無完成條件 …… 二零零四年七月二十日星期二

提交提交股份之最後期限（即購回建議截止）*及根據股東名冊之記錄釐定股東可參與購回建議之權利之最後時間 …… 二零零四年八月三日星期二下午四時正

在大利市公佈購回建議之結果 …… 二零零四年八月三日星期二下午七時正

在報章公佈購回建議之結果 …… 二零零四年八月四日星期三

寄發支票予接納股東，並退回股票予部份未獲成功之提交股份 …… 二零零四年八月十二日星期四或之前

* 假設購回建議將獲獨立股東批准，並於舉行股東特別大會之日期成為無完成條件。

有關買賣零碎股份之安排將於購回建議完成後向持有零碎股份之接納股東提供。本公司將於購回建議文件及以報章公佈方式公佈該等安排之詳情。股份之現有每手買賣單位即每手4,000股股份於購回建議完成後預期維持不變。

購回建議之完成條件

購回建議將待所有下列事件獲達成後，方可作實：

(a) 於股東特別大會上親身或由代表出席之獨立股東，以大多數票數通過一項普通決議案，以批准購回建議及清洗豁免；及

(b) 執行人員授予清洗豁免。

Vigor Online連同與其一致行動之人士（及根據收購守則及購回守則可能被要求放棄投票之任何其他人士）將於股東特別大會上就批准購回建議及清洗豁免之決議案放棄投票。

倘購回建議及清洗豁免不獲獨立股東批准，或倘清洗豁免不獲執行人員授出，則購回建議將即失去時效。

謹請注意：即使任何完成條件仍未達成，股份買賣將會繼續進行。於該期間內，出售或購買股份之人士將須承擔購回建議可能失去時效之風險。故此，建議股東及有意投資者於買賣股份時務須審慎行事，如有疑問應諮詢彼等之專業顧問。

倘購回建議宣佈為無完成條件，則合資格股東將能夠提交彼等之股份以供在購回建議中接納，由該日起計為期至少14日。本公司保留權利延長根據購回建議接納提交之時間至收購守則及購回守則許可之最長期間。

正式接獲之提交將成為不可撤銷，並不能於購回建議已宣佈為無完成條件後撤回。

本公司將在切實可行之情況下盡快向股東寄發載有購回建議之詳細條款及條件之購回建議文件。

本集團之資料

本公司之主要業務活動為投資控股，並透過其附屬公司從事銷售及分銷電訊及資訊科技產品及設備、證券買賣及投資，以及策略性投資。

本集團截至二零零三年十二月三十一日止年度之營業額為487,708,000港元，較二零零二年之營業額減少62.28%，主要因為於二零零三年度減少了證券買賣活動。本集團錄得截至二零零三年十二月三十一日止年度之股東應佔溢利淨額為292,078,000港元，相對於二零零二年同期錄得之虧損淨額為602,914,000港元。本年度之每股溢利為0.79港元，相對於二零零二年錄得之每股虧損為1.62港元。截至二零零三年十二月三十一日止，本集團資產淨值每股股份為2.97港元。

本集團之未來前景

應蒙定期檢討其成本控制、業務策略、投資策略及投資組合，相信本集團處於可持續其穩健財務表現之正軌。有賴其強健之財務狀況及現金流量，本集團將繼續貫徹其審慎及策略性之方針，物色機會投資中港兩地及亞太區鄰近地方估值被重估偏低之公司及業務，務求可為本集團帶來優厚之現金流量、盈利及／或資本升值之投資機會。

進行購回建議之原因

董事相信，購回建議乃符合本公司之最佳利益，可為本公司帶來更有效之資本架構，同時亦可維持穩健之資產負債表，並為股東提供機會；將彼等之股份按較近期市價之溢價套現，或透過保留彼等之股權增加於本公司之持股比例以及從有所增加之每股股份價值參與本集團之未來前景。

股東特別大會

購回建議將待（其中包括）獨立股東在股東特別大會上投票批准後，方可作實。

召開股東特別大會之通告將載於購回建議文件內，而該文件將盡快寄發予股東。Vigor Online連同與其一致行動之人士（及根據收購守則及購回守則可能被要求放棄投票之任何其他人士）將於股東特別大會上就批准購回建議及清洗豁免之決議案放棄投票。

獨立董事委員會將獲委任，向獨立股東就批准購回建議及清洗豁免提供意見。本公司將會盡快委任獨立財務顧問，以向獨立董事委員會提供意見，本公司亦將於適當時候作出有關委任之公佈。

一般事項

載有購回建議之詳細條款之購回建議文件，將在切實可行之情況下盡快寄發予合資格股東。

本公司已獲Vigor Online知會，Vigor Online及與其一致行動之人士於緊接刊發本公佈日期前之六個月期間內並無買賣股份。

本公司於緊接刊發本公佈日期前之十二個月期間內並無購回股份。

於刊發本公佈之日期，概無任何尚未行使購股權、認股權證或可轉換成股份之其他證券衍生工具。

暫停及恢復買賣

股份由二零零四年五月三十一日上午九時三十分起暫停在聯交所買賣，以待發表本公佈。本公司已向聯交所申請由二零零四年六月七日上午九時三十分起恢復買賣股份。

釋義

除文義另有指明外，本公佈所用之詞彙具有下列涵義：

「接納股東」	指	接納購回建議之合資格股東
「保證配額」	指	根據購回建議向每名合資格股東購回之最低股份數目（經計入Vigor Online承諾不會提交之股份數目），即就有關合資格股東按購回價提交每1,000股股份約為279股股份（下調為最接近之完整數目股份）以接納購回建議
「董事會」	指	本公司之董事會
「公司條例」	指	香港法例第32章公司條例
「本公司」	指	中國網絡（百慕達）有限公司（即將改名為中國網絡資本有限公司），一間於百慕達註冊成立之有限公司，並根據公司條例第XI部在香港註冊，其股份於聯交所上市
「完成條件」	指	上文「購回建議之完成條件」所載限制購回建議之完成條件
「董事」	指	本公司之董事
「超額提交股份」	指	合資格股東按超過其所享有之保證配額提交以接納購回建議之股份數目
「除外股東」	指	任何海外股東，於購回建議完成時（現時預期為二零零四年八月三日星期二下午四時正）在股東名冊內所登記地址，所在之司法管轄權區之法律禁止向該名股東提出購回建議，或向該名股東提出購回建議時本公司須遵守額外規定，而董事經衡量該司法管轄權區內之股東數目及彼等於本公司之持股量後，認為遵守該等規定為不必要地沉重或繁項，但會視乎執行人員會否事前授出同意
「執行人員」	指	證券及期貨事務監察委員會企業融資部執行董事或彼所指派之人士
「本集團」	指	本公司及其附屬公司
「港元」及「港仙」	指	香港法定貨幣港元及港仙
「香港」	指	中華人民共和國香港特別行政區
「獨立董事委員會」	指	就購回建議向獨立股東提供意見而將予成立之獨立董事委員會
「獨立股東」	指	並無參與或於清洗豁免中涉及利益之股東，即Vigor Online及與其一致行動之人士（及根據收購守則及購回守則可能需放棄投票之任何其他人士）以外之股東
「上市規則」	指	聯交所證券上市規則
「最高數目」	指	根據購回建議可購回股份數目之上限，相等於合共74,300,000股股份，於本公佈刊發日期佔全部已發行股份約20.00%
「購回建議」	指	由新鴻基代表本公司以提交方式向所有合資格股東提出購回股份之要約，購回股份數目之上限為最高數目
「購回建議文件」	指	將向股東發出有關購回建議之通函（包括購回建議文件、股東特別大會通告、於股東特別大會上投票之代表委任表格及提交表格）
「購回價」	指	每股股份1.20港元，即邀請提交之購回價
「海外股東」	指	在股東名冊內之登記地址為香港以外之股東
「合資格股東」	指	於購回建議完成時（現時預期為二零零四年八月三日星期二下午四時正）登記在股東名冊內除外股東以外之股東
「股東名冊」	指	本公司之股東名冊
「購回守則」	指	香港公司股份購回守則
「股東特別大會」	指	為購回建議而召開之股東特別大會
「股份」	指	本公司股本中每股面值0.01港元之股份
「股東」	指	股份之持有人
「新鴻基」	指	新鴻基國際有限公司，根據香港法例第571章證券及期貨條例可進行證券買賣、就證券提供意見、企業融資及資產管理等受規管活動之視作持牌法團，並為本公司就購回建議所委之財務顧問
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「提交股份」	指	合資格股東根據購回建議按購回價提交股份，以供本公司購回
「提交股份表格」	指	就購回建議將連同購回建議文件寄發予合資格股東供彼等人士使用之提交股份表格
「Vigor Online」	指	Vigor Online Offshore Limited，一間於英屬處女群島註冊成立之有限公司（本公司之主席兼執行董事莊舜而女士間接擁有其全部已發行股本67.7%，而其餘32.3%為Miltac Limited擁有；Miltac Limited則最終由Lippo Cayman Limited擁有；而Lippo Cayman Limited則由Lanius Limited全資擁有；Lanius Limited為一項信託之受託人，該項信託之受益人包括李文正博士、李白先生、李宗先生及彼等各自之家族成員），持有105,248,000股股份（佔全部已發行股份約28.33%），並已向本公司不可撤回地承諾，不會就其持有之任何股份接納購回建議
「清洗豁免」	指	對Vigor Online（及與其一致行動之人士）可能因購回建議完成而須按收購守則第26條提出強制性全面收購，收購全部股份（不包括其（或彼等）所持有之股份）之責任，執行人員就此項責任授出之豁免

本公司之董事

於本公佈刊發日期，本公司之執行董事為莊舜而女士、王炳忠先生及江木賢先生，而本公司之獨立非執行董事則為勞偉安先生及劉紹基先生。

責任聲明

董事願就本公佈內容之準確性共同及個別負上全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈內表達之一切意見乃經審慎周詳考慮後方作出，且並無遺漏任何事實致使本公佈所載之任何聲明有誤導成份。

承董事會命
主席
莊舜而

香港，二零零四年六月四日

* 中文名稱僅供識別

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document, you should consult a licensed securities dealer, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your securities in COL Capital Limited, you should at once hand this document and the accompanying form of proxy and Tender Form to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited and the Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.





COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

(website: http://www.colcapital.com.hk)

CONDITIONAL CASH OFFER
BY
SUN HUNG KAI INTERNATIONAL LIMITED
ON BEHALF OF COL CAPITAL LIMITED
TO REPURCHASE UP TO 74,300,000 SHARES
FOR HK$1.20 IN CASH PER SHARE
AND
WHITEWASH WAIVER

FINANCIAL ADVISER TO
COL CAPITAL LIMITED



SUN HUNG KAI INTERNATIONAL LIMITED

INDEPENDENT FINANCIAL ADVISER TO THE INDEPENDENT BOARD COMMITTEE AND THE INDEPENDENT SHAREHOLDERS OF COL CAPITAL LIMITED



AMS Corporate Finance Limited

A letter from the board of directors of the Company is set out on pages 6 to 15 of this document. A letter from the Independent Board Committee containing its recommendation in respect of the Offer to the Independent Shareholders is set out on pages 23 and 24 of this document. A letter from AMS Corporate Finance Limited containing its recommendation to the Independent Board Committee and the Independent Shareholders on the Offer is set out on pages 25 to 44 of this document.

Custodians, nominees and trustees who would, or otherwise intend to, forward this document and/or accompanying Tender Form to any jurisdiction outside Hong Kong, should read carefully the paragraph headed "Overseas Shareholders" in the letter from SHK and paragraph 2 of Appendix I to the Offer Document.

A notice convening the SGM for the approval of the Offer and the Whitewash Waiver to be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Monday, 9 August 2004 at 10:30 a.m. is set out on pages 110 and 111 of this document. A form of proxy for use at the SGM is enclosed. Whether or not you intend to attend the SGM you are requested to complete the enclosed form of proxy and return it in accordance with the instructions printed thereon as soon as possible to the branch share registrars of the Company in Hong Kong, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong and in any event not less than 48 hours before the time appointed for the holding of the SGM. Completion and return of the form of proxy will not preclude you from personally attending and voting at the SGM or any adjourned meeting if you so desire.

16 July 2004

CONTENTS

Page

Definitions 1

Expected timetable 5

Letter from the Board 6

Letter from SHK 16

Letter from the Independent Board Committee 23

Letter from AMS 25

Appendix I — Principal terms and conditions of the Offer 45

Appendix II — Financial information of the Group 59

Appendix III — Comfort letter 100

Appendix IV — General information 102

Notice of SGM 110

Accompanying documents:

— **Tender Form**

— **Form of proxy for SGM**

Unless the context requires otherwise, the following expressions have the meanings respectively set opposite them in this document and in the Tender Form (other than in the notice of SGM):

"Accepting Shareholders"	Qualifying Shareholders accepting the Offer
"acting in concert" or "concert parties"	has the meaning ascribed to such term in the Takeovers Code, and for avoidance of doubt, persons acting in concert with another person include persons actually acting in concert, and presumed to be acting in concert with that other person under the Takeovers Code
"AMS"	AMS Corporate Finance Limited, a deemed licensed corporation under transitional arrangement to carry on type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders
"Announcement"	the announcement issued by the Company on 4 June 2004 in relation to the Offer
"Assured Entitlement"	the minimum number of Shares which may be repurchased pursuant to the Offer from each Qualifying Shareholder, taking into account the number of Shares Vigor Online undertakes not to tender, being approximately 279 Shares for every 1,000 Shares (rounded down to the nearest whole number of Shares) tendered by the relevant Qualifying Shareholder for acceptance of the Offer at the Offer Price
"Board"	the board of Directors of the Company
"Business Day"	a day on which the Stock Exchange is open for the transaction of business
"CCASS"	Central Clearing and Settlement System established and operated by HKSCC
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	COL Capital Limited (formerly known as China Online (Bermuda) Limited), an exempted company incorporated in Bermuda with limited liability and registered in Hong Kong under Part XI of the Companies Ordinance, the Shares of which are listed on the Stock Exchange

"Conditions"	the conditions set out under the heading "Major Terms and Conditions to the Offer" in the "Letter from SHK" on pages 18 and 19 hereof to which the Offer is subject
"Director(s)"	the director(s) of the Company
"Excess Tenders"	Shares tendered for acceptance of the Offer by the relevant Qualifying Shareholder in excess of his Assured Entitlement
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any of his delegates
"Group"	the Company and its subsidiaries
"HK$" and "cents"	Hong Kong dollar(s) and Hong Kong cent(s) respectively, the lawful currency of Hong Kong
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	an independent committee of the Board formed for the purpose of advising the Independent Shareholders in connection with the Offer and the Whitewash Waiver
"Independent Shareholders"	Shareholders who are not involved or interested in the Whitewash Waiver, being Shareholders other than Vigor Online and parties acting in concert with it (and any other persons who may be required to abstain from voting in accordance with the Takeovers Code and the Repurchase Code)
"Latest Acceptance Time"	the latest time for receipt by the Registrars of the Tender Form submitted by the Qualifying Shareholders, being 4:00 p.m. on Tuesday, 24 August 2004 or such later date as the Company may announce
"Latest Practicable Date"	14 July 2004, being the latest practicable date prior to the printing of this document for the inclusion of certain information in this document
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Maximum Number"	the maximum number of Shares to be repurchased pursuant to the Offer, being an aggregate of 74,300,000 Shares (representing approximately 20.00% of all issued Shares as at the Latest Practicable Date)
"Offer"	the offer by SHK on behalf of the Company to repurchase Shares, from all Qualifying Shareholders by way of Tenders, up to the Maximum Number
"Offer Document"	the circular to the Shareholders (comprising this offer document, the notice of the SGM, the proxy form for voting at the SGM and the Tender Form) issued in connection with the Offer
"Offer Price"	HK$1.20 per Share, being the repurchase price at which Tenders are invited
"Overseas Shareholders"	Shareholders whose addresses, as shown in the Register, are outside Hong Kong
"Qualifying Shareholders"	Shareholders whose names appear on the Register at the close of the Offer, which is currently expected to be 4:00 p.m. on Tuesday, 24 August 2004
"Register"	the register of members of the Company
"Registrars"	the branch share registrars of the Company in Hong Kong, being Tengis Limited of Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong
"Relevant Period"	the period between 5 December 2003, being the date falling six months prior to 4 June 2004, the date of commencement of the Offer period, and the Latest Practicable Date
"Repurchase Code"	the Hong Kong Code on Share Repurchases
"SFC"	Securities and Futures Commission of Hong Kong
"SFO"	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"SGM"	the special general meeting of the Company to be convened in connection with the Offer and the Whitewash Waiver
"Shares"	shares of HK$0.01 each in the share capital of the Company

"Shareholders"	holders of Shares
"SHK"	Sun Hung Kai International Limited, a deemed licensed corporation under the SFO for regulated activities of dealing in securities, advising on securities, corporate finance and asset management and the financial adviser to the Company in respect of the Offer
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Tenders"	tenders of Shares at the Offer Price by Qualifying Shareholders for repurchase by the Company under the Offer
"Tender Form"	the tender form issued with the Offer Document to Qualifying Shareholders for use by such persons in connection with the Offer
"Vigor Online"	Vigor Online Offshore Limited, a company incorporated in the British Virgin Islands with limited liability (the entire issued capital of which is owned indirectly as to 67.7% by Ms. Chong Sok Un, the chairman and executive director of the Company and the remaining 32.3% of which is owned by Miltac Limited which is ultimately owned by Lippo Cayman Limited which is in turn wholly owned by Lanius Limited, the trustee of a trust, the beneficiaries of which include Dr. Mochtar Riady, Mr. James Riady, Mr. Stephen Riady and their respective family members) and holding 105,248,000 Shares (representing approximately 28.33% of all issued Shares) which has irrevocably undertaken to the Company not to accept the Offer in respect of any of the Shares held by it
"Whitewash Waiver"	a waiver by the Executive in respect of the obligation of Vigor Online (and its concert parties) to make a mandatory general offer in accordance with Rule 26 of the Takeovers Code for all the Shares not held by it (or them), which may otherwise arise as a result of the completion of the Offer
"%"	per cent.

All references to time in this document are to Hong Kong time.

EXPECTED TIMETABLE

Offer period begins	Friday, 4 June 2004
Despatch of Offer Document	Friday, 16 July 2004
Latest time to lodge form of proxy for the SGM	10:30 a.m. on Saturday, 7 August 2004
SGM	10:30 a.m. on Monday, 9 August 2004
Announcement of the results of the SGM and whether the Offer has become unconditional	Tuesday, 10 August 2004
Latest time for submission of Tender Form (i.e. close of Offer)# and latest time for determining Shareholders' entitlement to participate in the Offer based on the records of the Register as at	4:00 p.m. on Tuesday, 24 August 2004
Announcement of the result of the acceptance of the Offer and odd lots arrangement for Shares through the Stock Exchange#	7:00 p.m. on Tuesday, 24 August 2004
Announcement of the result of the acceptance of the Offer and odd lots arrangement for Shares in newspapers#	Wednesday, 25 August 2004
Announcement of the details of the pro-rata entitlements in respect of the Excess Tenders under the Offer through the Stock Exchange#	7:00 p.m. on Wednesday, 25 August 2004
Announcement of the details of the pro-rata entitlements in respect of the Excess Tenders under the Offer in newspapers#	Thursday, 26 August 2004
Despatch of cheques to Accepting Shareholders and return of share certificates to partly unsuccessful Tenders to be made on or before#	Thursday, 2 September 2004

Assuming that the Offer is approved by the Independent Shareholders by poll and becomes unconditional on the date of the SGM.



COL Capital Limited
(Incorporated in Bermuda with limited liability)

(Stock Code: 383)
(website: http://www.colcapital.com.hk)

Executive Directors:
Ms. Chong Sok Un *(Chairman)*
Dato' Wong Peng Chong
Mr. Kong Muk Yin

Independent Non-Executive Directors:
Mr. Lo Wai On
Mr. Lau Siu Ki, Kevin

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Head office and principal place of business in Hong Kong:
47th Floor
China Online Centre
333 Lockhart Road
Wan Chai
Hong Kong

16 July 2004

To the Qualifying Shareholders

Dear Sir/Madam,

CONDITIONAL CASH OFFER
BY

SUN HUNG KAI INTERNATIONAL LIMITED

ON BEHALF OF THE COMPANY
TO REPURCHASE UP TO 74,300,000 SHARES
FOR HK$1.20 IN CASH PER SHARE
AND
WHITEWASH WAIVER

1. INTRODUCTION

On 4 June 2004, the Company announced that a conditional offer would be made by SHK on behalf of the Company to repurchase up to 74,300,000 Shares, representing approximately 20.00% of the total issued share capital of the Company as at the Latest Practicable Date, subject to the fulfillment of the Conditions.

The purpose of this letter is to provide you with further information on the Offer and to seek your approval of the Offer and the Whitewash Waiver.

Each Qualifying Shareholder may accept the Offer by the submission of the Tender Form to the Registrars for the sale of his Shares to the Company at the Offer Price of HK$1.20 per Share.

The Shares to be repurchased by the Company will not exceed the Maximum Number. No minimum number of acceptances will be set for individual Tender or the entire Offer. If the Offer is fully accepted, it will result in the Company paying to the Accepting Shareholders HK$89.16 million.

The Offer will be made in compliance with the Repurchase Code. In compliance with the Repurchase Code, the Offer is subject to the approval of the Independent Shareholders by way of poll. The Offer is also subject to Conditions referred to under the section headed "The Offer and its Major Terms and Conditions" below in this letter.

Vigor Online and its concert parties are interested in 105,248,000 Shares, representing approximately 28.33% of the entire issued share capital of the Company as at the Latest Practicable Date.

Since Vigor Online has irrevocably undertaken to the Company that it will not tender any of its holdings in Shares pursuant to the Offer, as a result, the interest of Vigor Online, and parties acting in concert with it, in the issued share capital of the Company may increase to a maximum level of approximately 35.42%, depending on the level of Tenders received from the Qualifying Shareholders pursuant to the Offer.

As such increase in shareholding interests will be treated as an acquisition of voting rights under the Takeovers Code and such increase may well enlarge the shareholding of Vigor Online, and parties acting in concert with it, in the Company to 30% or beyond upon completion of the Offer, an application has been made to the Executive to dispense with an obligation under Rule 26 of the Takeovers Code on the part of Vigor Online (and parties acting in concert with it) to make a separate mandatory general offer for all the Shares not held by it (or them) upon completion of the Offer. The Executive has indicated that it would grant the Whitewash Waiver, subject to the Independent Shareholders approving the same by way of poll at the SGM.

In accordance with the Takeovers Code, the Company is required to constitute the Independent Board Committee for the purpose of advising the Independent Shareholders in respect of the approval of the Offer. Ms. Chong Sok Un, the Chairman, an executive director and a salaried employee of the Company, is a beneficial shareholder of Vigor Online and that Dato' Wong Peng Chong and Mr. Kong Muk Yin, both executive Directors, are salaried employees of the Company. They are not sufficiently independent for the purpose of advising the Independent Shareholders in respect of the Offer and the Whitewash Waiver. Mr. Lo Wai On and Mr. Lau Siu Ki, Kevin, both being the independent non-executive Directors, are considered to be independent and they have been appointed by the Board as members of the Independent Board Committee to advise the Independent Shareholders on the Offer and the Whitewash Waiver. AMS has been appointed as the independent financial adviser to give advice to the Independent Board Committee and the Independent Shareholders in respect of the Offer.

Your attention is drawn to the letter from SHK in this document which sets out the major terms and Conditions of the Offer, the letter from the Independent Board Committee in this document which contains its recommendation in respect of the Offer and the Whitewash Waiver, as well as the letter from AMS in this document advising the Independent Board Committee and the Independent Shareholders in relation to the Offer and the Whitewash Waiver and setting out specifically the principal factors and reasons considered by AMS in arriving at its advice.

Your attention is further drawn to the financial information of the Group and the general information set out respectively in Appendix II and Appendix IV in this document.

2. REASONS FOR THE OFFER

The Directors believe that the Offer is in the Company's best interest in creating a more efficient capital structure for the Company, whilst maintaining a strong balance sheet, and to provide an opportunity for the Shareholders either to realize their Shares at a premium to the recent market price or to increase their proportionate shareholding in the Company by retaining their holdings and participating in the future prospects of the Group with enhanced value per Share.

Given the minimal gearing ratio for the Shares and the general investment environment for comparable stocks in the market, the Directors believe that it would be an attractive investment to apply a portion of the Company's resources to invest in its own Shares to the extent of the Maximum Number (with due regard to the requirement under Rule 8.08 of the Listing Rules), an exercise which is projected to have the long-term effect of enhancing the price to earnings ratio as well as the general performance figures in respect of the Shares (as disclosed on pages 12 and 13 of this document) having taken into account the total consideration payable by the Company and immediate impact on its working capital as a result thereof.

3. THE OFFER AND ITS MAJOR TERMS AND CONDITIONS

Further information on the Offer, in particular its major terms and Conditions, are respectively set out in section 2 entitled "The Offer" and section 4 entitled "Major Terms and Conditions to the Offer" in the letter from SHK contained in this document. The Independent Shareholders are strongly advised to read carefully these sections.

4. THE OFFER PRICE

The Offer Price of HK$1.20 per Share values the entire issued share capital of the Company as at the Latest Practicable Date at approximately HK$445.76 million.

At the Offer Price, the Offer will result in the Company paying HK$89.16 million to the Accepting Shareholders if accepted in full. The Directors are of the opinion that, in the event the maximum amount of consideration under the Offer is payable in full, the Group still maintains sufficient working capital upon completion of the Offer for the purpose of its normal operating requirements.

The Offer Price represents:

(a) a premium of approximately 20.00 % over the closing price of the Shares of HK$1.00, as quoted on the Stock Exchange on 28 May 2004, being the last trading day prior to suspension of trading of shares on 31 May 2004;

(b) A premium of approximately 21.21 % over the five-day (ending 28 May 2004) average closing price per Share of approximately HK$0.99;

(c) A premium of approximately 17.65 % over the one-month (ending 28 May 2004) average closing price per Share of approximately HK$1.02;

(d) A premium of approximately 7.14 % over the three-month (ending 28 May 2004) average closing price per Share of approximately HK$1.12;

(e) a premium of approximately 9.09 % over the closing price of the Shares of HK$1.10, as quoted on the Stock Exchange on the Latest Practicable Date;

(f) a discount of approximately 59.60 % over the Group's net asset value per Share of HK$2.97 as of 31 December 2003.

The Board and SHK confirm that sufficient financial resources are available to the Company to enable it to satisfy acceptances of the Offer in full, details of the relevant financing arrangements are as disclosed on page 108 of this document.

5. WHITEWASH WAIVER

Vigor Online and its concert parties are interested in 105,248,000 Shares, representing approximately 28.33% of the entire issued share capital of the Company as at the Latest Practicable Date.

Since Vigor Online has irrevocably undertaken to the Company that it will not tender any of its holdings in Shares pursuant to the Offer, as a result, the interest of Vigor Online, and parties acting in concert with it, in the issued share capital of the Company may increase to a maximum level of approximately 35.42%, depending on the level of Tenders received from the Qualifying Shareholders pursuant to the Offer.

As such increase in shareholding interests will be treated as an acquisition of voting rights under the Takeovers Code and such increase may well enlarge the shareholding of Vigor Online, and parties acting in concert with it, in the Company to 30% or beyond upon completion of the Offer, an application has been made to the Executive to dispense with an obligation under Rule 26 of the Takeovers Code on the part of Vigor Online (and parties acting in concert with it) to make a separate mandatory general offer for all the Shares not held by it (or them) upon completion of the Offer.

The Offer and the grant of the Whitewash Waiver will be subject to the approval of the Independent Shareholders by way of poll at the SGM. **If the Whitewash Waiver is not approved by the Independent Shareholders, or if it is not granted by the Executive, the Offer will lapse immediately.**

6. INFORMATION ON THE GROUP

The principal business activity of the Company is investment holding and through its subsidiaries it engages in the sale and distribution of telecommunication and information technology products and equipment, securities trading and investments and strategic investment.

Based on the audited financial results of the Group for the year ended 31 December 2003, (a) the turnover of the Group for the year ended 31 December 2003 was HK$487,708,000 representing a 62.28% decrease as compared to that of 2002 which was mainly attributed to the reduced securities trading activities in 2003; (b) the Group recorded a net profit attributable to the Shareholders of HK$292,078,000 for the year ended 31 December 2003 versus a net loss of HK$602,914,000 as recorded for 2002; (c) earnings per Share for 2003 was HK$0.79 compared to a loss per Share of HK$1.62 in 2002. As at 31 December 2003, the Group's net asset value per Share was HK$2.97.

7. FUTURE PROSPECTS OF THE GROUP

With the constant review on cost control, business scope, investment strategies and investment portfolio, the Group believes that it will continue to streamline its operation and cost structure, focus on existing operations, dispose of non-performing investment, if necessary, and actively look for investment opportunities. Equipped with strong financial position and liquidity, the Group will continue its prudent and strategic approach in identifying investment opportunities in grossly undervalued companies and businesses in Hong Kong, Mainland China and around the Asia Pacific region that would bring in good cash flow, earnings and/or capital appreciation.

8. CHANGES IN SHAREHOLDING AND LISTING OF THE COMPANY

Set out below are the Company's existing shareholding structure (details of which are as disclosed in Appendix IV hereof) and the projected shareholding structure in the event the Offer has been accepted in full (taking into account that Vigor Online has undertaken not to participate in the Offer):

	Existing Shareholding		Shareholding upon completion of the Offer	
Shareholders	**No. of Shares**	**%**	**No. of Shares**	**%**
Vigor Online (and concert parties)	105,248,000	28.33	105,248,000	35.42
Public	266,220,753	71.67	191,920,753	64.58
Total	371,468,753	100	297,168,753	100

Vigor Online will become a controlling shareholder of the Company (as such term is defined under the Listing Rules) if its holding in Shares crosses 30% upon completion of the Offer. The Company expects that the current constitution of the Board and the business and operation of the Group will not be changed as a result of the Offer.

As disclosed above, under the present terms and upon completion of the Offer, the percentage of Shares that would remain in public hands (as defined under the Listing Rules) is expected to conform with and exceed the relevant minimum public float requirement under the Listing Rules. In any event, the Directors will ensure that a sufficient public float exists for the Shares and maintain the listing of the Shares on the Stock Exchange irrespective of the completion of the Offer.

9. FINANCIAL EFFECTS OF THE OFFER

Based on the audited consolidated financial results of the Group for the year ended 31 December 2003, upon the completion of the Offer (assuming full acceptance thereof up to the Maximum Number), the financial impact to the Group's net asset value, basic earnings per Share, return on shareholders' funds, working capital and liabilities is expected to be as follows:

		Prior to the Offer	Upon completion of the Offer
		HK$'000	*HK$'000*
A.	**Net asset value**		
	Audited net asset value as at 31 December 2003	1,103,537	1,103,537
	Adjusted for:		
	Estimated cost of the Offer		(89,160)
	Estimated expenses of the Offer *(Note 1)*		(2,100)
	Unaudited adjusted net asset value of the Group		1,012,277
	Number of Shares in issue	371,468,753	297,168,753
	Audited net asset value per Share/Unaudited adjusted net asset value per Share (HK$)	2.97	3.41
	An increase of:		14.81%
B.	**Basic earnings per Share**		
	Audited consolidated net profit for the year ended 31 December 2003	292,078	292,078
	Estimated expenses of the Offer *(Note 1)*		(2,100)
	Unaudited adjusted consolidated net profit for the year ended 31 December 2003		289,978
	Weighted average number of Shares in issue *(Notes 2 & 3)*	371,464,499	297,164,499
	Audited basic earnings per Share/Unaudited adjusted basic earnings per Share *(HK$) (Notes 3 & 4)*	0.79	0.98
	An increase of:		24.05%
C.	**Return on Shareholders' funds**		
	Audited consolidated net profit/Unaudited adjusted consolidated net profit for the year ended 31 December 2003	292,078	289,978
	Audited net asset value of the Group/Unaudited adjusted net asset value of the Group (Shareholders' funds)	1,103,537	1,012,277
	Audited return on shareholders' funds/Unaudited adjusted return on shareholders' funds	26.47%	28.65%
	An increase of:		8.24%

Notes:

1. Comprises professional, legal and miscellaneous expenses of the Offer.

2. Basic earnings per Share is calculated by dividing the net profit of the Group by the weighted average number of Shares in issue during the year ended 31 December 2003 of 371,464,499.

3. For pro forma purpose, the calculation of the unaudited adjusted basic earnings per Share is based on the assumed weighted average number of Shares in issue during the year ended 31 December 2003 of 297,164,499. Had the weighted average number of Shares in issue during the year ended 31 December 2003 been based on the assumption that the Offer had been taken place on 31 December 2003, the weighted average number of Shares in issue during the year ended 31 December 2003 would have been 371,271,319 and the unaudited adjusted basic earnings per Share would be HK$ 0.78, representing a decrease of 1.27%.

4. The Group considers that the Offer will not have any effect on the consolidated net profit of the Group, other than the expenses of the Offer.

D. Working Capital

Assuming full acceptance of the Offer, the total estimated cost of the Offer and total estimated expenses in relation to the Offer will be approximately HK$89.16 million and HK$2.1 million, respectively. Accordingly, the Offer may decrease working capital available to the Group up to approximately HK$91.26 million. The consideration of the Offer will be funded by internal resources and borrowings of the Company.

Based on the audited financial results of the Group for the year ended 31 December 2003, the Group's working capital (being current assets less current liabilities) was approximately HK$671 million and the Group had bank balances and cash of approximately HK$135 million. The Offer would have decreased working capital of the Group from approximately HK$671 million to HK$579.74 million as at 31 December 2003. Taking into account the existing operations and expected capital expenditure of the Group, the Directors are of the opinion that immediately after the close of the Offer (assuming full acceptance of the Offer), the Group will have sufficient working capital for a period of 12 months after closing of the Offer and there will be no material adverse effects on the working capital of the Group as a result of the Offer.

E. Liabilities

Based on the audited financial results of the Group for the year ended 31 December 2003, the Group's total liabilities were HK$20 million, which are equivalent to approximately HK$0.05 per Share (based on the total number of issued Shares as at the Latest Practicable Date). Immediately after the close of the Offer (assuming full acceptance of the Offer), total liabilities would be equivalent to approximately HK$0.07 per Share (assuming consideration of the Offer is funded by internal resources and based on the reduced number of issued Shares as a result of full acceptance of the Offer), the Directors are of the opinion that there will be no material adverse financial effects on the Group as a result of the Offer.

10. FUTURE INTENTIONS IN RESPECT OF THE COMPANY

Following the completion of the repurchase of the Shares, the Company was informed by Vigor Online (as new potential controlling Shareholder upon completion of the Offer) that it intends for the businesses and management (including deployment of fixed assets) of the Company to continue unchanged and existing employees of the Group continue to be employed.

It is the intention of the Board to maintain the listing of the Shares on the Stock Exchange and to continue to meet the public float requirements of Rule 8.08 of the Listing Rules following the implementation of the Offer. The Company has no intention to rely upon section 168B of the Companies Ordinance or comparable provision of any applicable law to buy out minority Shareholders.

11. SPECIAL GENERAL MEETING

The Offer will be conditional upon, among other things, the approval of the Independent Shareholders voting by way of poll at the SGM.

Vigor Online together with parties acting in concert with it (and any other persons who may be required to abstain from voting in accordance with the Takeovers Code and the Repurchase Code) will abstain from voting at the SGM on the resolution approving the Offer and the Whitewash Waiver.

Set out on pages 110 and 111 of this document is a notice convening the SGM to be held at 10:30 a.m. on Monday, 9 August 2004, at which an ordinary resolution will be proposed for the purposes of considering and, if thought fit, approving the Offer and the Whitewash Waiver.

A form of proxy for use at the SGM is enclosed with this document. Whether or not they will be able to attend the SGM, the Independent Shareholders are strongly urged to complete and return the form of proxy in accordance with the instructions printed thereon to the Registrars at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible, but in any event not later than 48 hours before the time appointed for the holding of the SGM failing which the form of proxy will not be valid. Completion and return of the form of proxy will not preclude an Independent Shareholder from attending and voting in person at the SGM or any adjourned meeting if he or she so wishes. In the event that an Independent Shareholder who has lodged his or her form of proxy attends the SGM, the relevant form of proxy will be deemed to have been revoked.

The Independent Shareholders should note that even if he or she votes in favour of the resolution to be proposed at the SGM, such Independent Shareholder is free nonetheless to accept or not to accept the Offer.

12. ADDITIONAL INFORMATION

Vigor Online and parties acting in concert with it have not dealt in the Shares during the Relevant Period.

The Company has not conducted since the date of commencement of the Offer and will not conduct any on-market repurchase of Shares up to and including the date the Offer closes, lapses or is withdrawn, whichever is the earliest.

Your attention is drawn to the letter from the Independent Board Committee in this document which contains its recommendation in respect of the Offer and, in particular, the letter from AMS which is reproduced in this document containing its advice to the Independent Board Committee and the Independent Shareholders in relation to the Offer and the principal factors and reasons considered by AMS in arriving at its advice.

Your attention is also drawn to the letter from SHK, the comfort letter from Deloitte Touche Tohmatsu as set out in Appendix III and the additional information set out in the other Appendices, all of which form part of this document.

The Board strongly advises the Independent Shareholders to read each of these letters and the Appendices before reaching a decision in respect of the resolution to be proposed at the SGM.

The Shareholders and potential investors should be aware that the Offer is subject to the fulfillment of all of the Conditions and, therefore, it may or may not become unconditional. The Shareholders and potential investors are advised to exercise caution when dealing in the Shares in the meantime. The Company will make a public announcement, which is expected to take place on or about 10 August 2004, as to whether or not the Offer has become unconditional.

Yours faithfully,
For and on behalf of the Board of
COL Capital Limited
Chong Sok Un
Chairman



SUN HUNG KAI INTERNATIONAL LIMITED

16 July 2004

To the Qualifying Shareholders

Dear Sir/Madam,

CONDITIONAL CASH OFFER
BY

SUN HUNG KAI INTERNATIONAL LIMITED

ON BEHALF OF THE COMPANY
TO REPURCHASE UP TO 74,300,000 SHARES
FOR HK$1.20 IN CASH PER SHARE
AND
WHITEWASH WAIVER

1. INTRODUCTION

On 4 June 2004, the Company announced that a conditional offer would be made by SHK on its behalf to repurchase up to 74,300,000 Shares, representing approximately 20.00% of the total issued share capital of the Company as at the Latest Practicable Date.

In addition to the letter from the Board set out on pages 6 to 15 of this document and to which your attention is drawn, this letter contains further information on the Offer.

You are strongly advised to read carefully the letter from the Independent Board Committee set out on pages 23 and 24 of this document and the letter from AMS, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, set out on pages 25 to 44 of this document.

2. THE OFFER

As stated in the Announcement, the Offer will be made by SHK on behalf of the Company to repurchase the Shares at the Offer Price up to the Maximum Number. Every Qualifying Shareholder is entitled to accept the Offer by submitting to the Registrars a Tender Form for the sale of any number of his or her Shares to the Company, accompanied by the relevant Share certificates or other document of title satisfactory to the Company.

There will be no requirement as to the minimum number of Tender Forms submitted or of the Shares specified therein for repurchase by the Company.

The salient terms of the Offer will tentatively be as follows:

(a) SHK will invite Tenders to repurchase Shares, depending on the number of Tenders by Qualifying Shareholders, up to the Maximum Number at the Offer Price;

(b) Tenders must be made in Hong Kong dollars. Qualifying Shareholders may tender their holdings in Shares at the Offer Price up to their entire holdings (subject to the procedures for the scale down of Excess Tenders described below);

(c) Tenders will be accepted to the fullest extent of the Accepting Shareholders' Assured Entitlement. No minimum number of acceptances will be set for individual Tender or the entire Offer;

(d) Excess Tenders will be accepted, on a pro rata basis to the extent that the aggregate number of Shares repurchased pursuant to the Offer will not thereby exceed the Maximum Number;

(e) Tenders duly received will become irrevocable and cannot be withdrawn after the Offer has been declared unconditional;

(f) Shares will be repurchased in cash, free of commissions, levies and dealing charges, save that the amount of stamp duty due on Shares repurchased will be deducted from the amount payable to the Accepting Shareholders; and

(g) Shares repurchased will be cancelled and will not rank for purpose of any dividends declared pursuant to any record date set subsequent to the date of their cancellation.

Under the Repurchase Code, the Offer will need to be approved by the Independent Shareholders in general meeting by a majority of votes, taken by way of poll as required under the Takeovers Code, and will also be subject to other terms and conditions as referred to in the section entitled "Major Terms and Conditions to the Offer" below.

3. ASSURED ENTITLEMENTS AND EXCESS TENDERS

The Maximum Number of Shares open for tender and repurchase pursuant to the Offer represents approximately 20.00% of the entire issued share capital of the Company as at the Latest Practicable Date.

Since Vigor Online has irrevocably undertaken to the Company that it will not accept the Offer in respect of any of its holdings in Shares, the Maximum Number also represents approximately 27.91% of the entire issued share capital of the Company excluding the Shares held by Vigor Online as at the Latest Practicable Date. In other words, the Assured Entitlement of the Qualifying Shareholders (other than Vigor Online) will be enhanced on a pro-rata basis by the number of Shares Vigor Online undertakes not to tender.

Accepting Shareholders may tender Shares in excess of their Assured Entitlement if certain Qualifying Shareholders do not tender their Shares or tender fewer Shares than allowed by their Assured Entitlement.

In the event that the total number of Shares accepted by all Qualifying Shareholders under the Offer exceeds 74,300,000 Shares, the Company will take up Shares in excess of the Assured Entitlement from each relevant Qualifying Shareholder on a pro rata basis, based on the total number of Shares in respect of which the Offer is validly accepted by Qualifying Shareholders in excess of their respective Assured Entitlements. In such circumstances, any valid acceptance of the Offer in excess of a Qualifying Shareholder's Assured Entitlement will be scaled down and calculated in accordance with the following formula (save that the Company may in its absolute discretion round such figure up or down with the intention of avoiding (as far as practicable) Shares being held by Shareholders in odd lots or fractional entitlements:

$$\frac{(74{,}300{,}000 - A) \times C}{B}$$

A = Total number of Shares in respect of which the Offer validly accepted by all accepting Qualifying Shareholders and which form either all or part of their respective Assured Entitlements (as the case may be)

B = Total number of Shares in respect of which the Offer is validly accepted by Qualifying Shareholders in excess of their respective Assured Entitlements

C = Total number of Shares in respect of which the Offer is validly accepted by the relevant Qualifying Shareholder in excess of his Assured Entitlement

If the total number of Shares tendered for acceptance of the Offer is less than or equal to the Maximum Number, Excess Tenders will be accepted in full up to the Maximum Number.

The total number of the Shares which will be repurchased by the Company will not exceed the Maximum Number.

4. MAJOR TERMS AND CONDITIONS TO THE OFFER

The Offer will be conditional upon fulfillment of all of the following events:

(a) the passing of an ordinary resolution at the SGM approving the Offer and the Whitewash Waiver by a majority of votes cast by the Independent Shareholders by way of poll attending in person or by proxy thereat; and

(b) the granting of the Whitewash Waiver by the Executive.

Vigor Online together with parties acting in concert with it (and any other persons who may be required to abstain from voting in accordance with the Takeovers Code and the Repurchase Code) will abstain from voting at the SGM on the resolution to approve the Offer and the Whitewash Waiver.

If the Offer and Whitewash Waiver is not approved by the Independent Shareholders, or if the latter is not granted by the Executive, the Offer will immediately lapse.

WARNING: Dealings in Shares will continue notwithstanding any of the Conditions may remain unfulfilled. During such period, persons selling or purchasing Shares will bear the risk that the Offer may lapse. Shareholders and potential investors are therefore advised to exercise caution when dealing in the Shares and should consult with their professional advisers when in doubt.

If the Offer is declared unconditional, Qualifying Shareholders will be able to tender their Shares for acceptance under the Offer for a period of at least 14 days thereafter. The Company reserves the right to extend the time for acceptance of Tenders under the Offer to the maximum period allowed under the Takeovers Code and Repurchase Code.

Tenders duly received will become irrevocable and cannot be withdrawn after the Offer has been declared unconditional.

5. PROCEDURE FOR ACCEPTANCE

For any particular Qualifying Shareholder to accept the Offer, he must complete and return the Tender Form sent to him in accordance with the instructions printed in this document and the instructions printed on the Tender Form. The instructions in this document should be read together with the notes on the Tender Form.

The duly completed Tender Form should then be forwarded, together with share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) for such number of Shares which represents not less than the number of Shares in respect of which the relevant Qualifying Shareholder wishes to accept the Offer, by post or by hand to the Registrar, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, in an envelope marked "COL Capital Limited Repurchase Offer" as soon as possible after receipt of the Tender Form but in any event so as to reach the Registrars by no later than 4:00 p.m. (Hong Kong time) on Tuesday, 24 August 2004, or such later time and/or date as the Company may (subject to the Takeovers Code) decide and announce.

No acknowledgement of receipt of any Tender Form, share certificate(s) or transfer receipt(s) or other document(s) of title will be given. Your attention is also drawn to the further terms of the Offer and the details regarding the procedure for acceptance set out in Appendix I to this document and the accompanying Tender Form.

6. ODD LOTS ARRANGEMENT

Currently the Shares are traded in board lots of 4,000 Shares each. Such board lot size will not change as a result of the implementation of the Offer.

In view of the number of the Shares in an Assured Entitlement and the manner of calculation in respect of the Excess Tenders as described above, an Accepting Shareholder may, as a result of the Offer, hold odd lots of the Shares.

For this purpose, Sun Hung Kai Investment Services Limited (address: Level 12, One Pacific Place, 88 Queensway, Hong Kong; contact person: Miss Connie Cheung Sau Lin; telephone: 2822 5075) has been appointed by the Company as the designated broker to match sales and purchases of odd lot holdings of Shares in the market for a period of six weeks from the completion of the Offer to enable odd lot Shareholders to dispose of their odd lots or to top up their odd lots to whole board lots of 4,000 Shares. Odd lot Shareholders should note that the matching of odd lots is not guaranteed. Further details of the related arrangements will be announced together with the results announcement for the Offer after the Offer has become unconditional.

7. OVERSEAS SHAREHOLDERS

As the Offer to a Qualifying Shareholder whose address on the Register is situated outside Hong Kong may be affected by foreign laws, it is the responsibility of such Qualifying Shareholder who wishes to submit a Tender Form to satisfy himself as to the full observance of the laws of the relevant jurisdiction in that connection, including the obtaining of any governmental or other consents which may be required or the compliance with the necessary formalities or legal requirements.

The Company reserves the right to notify the Qualifying Shareholders, including Overseas Shareholders, of any matter in relation to the Offer by announcement or advertisement in a newspaper which may not be circulated in any of the foreign jurisdictions in which a Qualifying Shareholder is resident. Be that as it may, the notice will be deemed to have been sufficiently given despite the failure by any of these Qualifying Shareholders to receive or observe that notice.

8. NOMINEE REGISTRATION OF SHARES

To ensure equality of treatment of Shareholders, those registered holders of Shares holding such Shares as nominees for more than one beneficial owner should, as far as practicable, treat the holdings of each beneficial owner separately. In order for beneficial owners of Shares, whose investments are registered in nominee names, to accept the Offer, it is essential that they direct their nominee agents with instructions with regard to the Offer.

9. RESPONSIBILITY FOR DOCUMENTS

All communications, notices, Tender Form(s), share certificate(s), transfer receipt(s) and/or any other document(s) of title (and/or any indemnity or indemnities in respect thereof) and remittances to be delivered or sent by, to or from any Shareholders will be delivered or sent by, to or from them, or their designated agents, at their own risk and none of the Company, SHK, the Registrars or any of their respective directors or any other person involved in the Offer accepts any liability for any loss or any other liabilities whatsoever which may arise as a result.

10. SETTLEMENT

Subject to the Offer becoming unconditional and provided that an Accepting Shareholder's Tender Form, share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) are received by the Registrars by no later than the Latest Acceptance Time, and are or are deemed to be in order, the Registrars will inform that Shareholder, by post, of the acceptance of his Shares, including the number of Shares purchased from his Excess Tenders, if any; at the same time, the Registrars will send by ordinary post, at that Accepting Shareholder's risk a remittance for such total amount as is due to that Accepting Shareholder under the Offer (after deducting the seller's stamp duty due on the repurchase of the relevant Shares from the amount payable in cash) within 10 days after the close of the Offer.

In the case of any Accepting Shareholder where the number of Shares represented by the share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title sent in connection with his Tender Form to the Registrars in acceptance of the Offer exceeds 50,000, such Shareholder may contact the Registrars directly to arrange for collection in person at the Registrar's office of the remittance due to him in respect of the Shares accepted under the Offer (after deducting the seller's stamp duty due on the repurchase of the relevant Shares from the amount payable in cash) and/or any share certificate(s) representing Shares where were not successfully tendered and/or accepted under the Offer. However, if no such prior arrangement is made with the Registrar, the Registrars will send by ordinary post the remittance and/or any share certificate(s) to such Shareholder at his risk as mentioned in the paragraph above.

If the Offer does not become unconditional, the share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title will be returned and/or sent to each Accepting Shareholder (by ordinary post, at that Accepting Shareholder's risk) within 10 days of the lapse of the Offer. Where such Shareholder has sent one or more transfer receipt(s) and in the meantime one or more share certificate(s) has/have been collected on that Shareholder's behalf in respect thereof, that Shareholder will be sent (by ordinary post, at that Shareholder's risk) such share certificate(s) in lieu of the transfer receipt(s).

If an Accepting Shareholder's Excess Tenders have not been repurchased by the Company in full, the share certificate(s) and/or transfer receipt(s) and/or any document(s) of title in respect of balance of such Shares or a replaced certificate therefor will be returned and/or sent to him by ordinary post, at his risk within ten days after the close of the Offer.

11. TAXATION

Qualifying Shareholders are recommended to consult their own professional advisers if they are in doubt as to the taxation implications of accepting or rejecting the Offer. It is emphasised that none of the Company, SHK or any of their respective directors or any other person involved in the Offer accepts responsibility for any tax effects on, or liabilities of, any person or persons as a result of their acceptance or rejection of the Offer.

12. FINANCIAL RESOURCES

Assuming full acceptance of the Offer, the cash consideration payable by the Company in respect of the Offer Price, being HK$1.20 per Share, will amount to HK$89.16 million. The Company will finance the Offer from its internal resources and borrowings. The Company has obtained a standby facility of not less than HK$90 million from Sun Hung Kai Investment Services Limited available up to 30 September 2004. The Board and we have confirmed that sufficient financial resources are available to the Company to enable it to satisfy acceptances of the Offer in full.

13. SGM

Set out on pages 110 and 111 of this document is a notice convening the SGM to be held at 10:30 a.m. on Monday, 9 August 2004 at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong and at which an ordinary resolution will be proposed for the purposes of considering and, if thought fit, approving the Offer and the Whitewash Waiver.

14. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendices which form part of this document.

Yours faithfully,
For and on behalf of
Sun Hung Kai International Limited
Eric Shum
Director



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

(website: http://www.colcapital.com.hk)

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Head office and principal place of business in Hong Kong:
47th Floor
China Online Centre
333 Lockhart Road
Wan Chai
Hong Kong

16 July 2004

To the Independent Shareholders

Dear Sir/Madam,

CONDITIONAL CASH OFFER BY

SUN HUNG KAI INTERNATIONAL LIMITED

ON BEHALF OF THE COMPANY TO REPURCHASE UP TO 74,300,000 SHARES FOR HK$1.20 IN CASH PER SHARE AND WHITEWASH WAIVER

We refer to the document dated 16 July 2004 (the "Document") of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Document unless the context otherwise requires.

We have been appointed as members of the Independent Board Committee by the Board to advise you in relation to the approval at the SGM of the Offer and the Whitewash Waiver.

We wish to draw your attention to the letter from the Board and the letter from SHK, both of which are set out on pages 6 to 22 of the Document and to the letter of advice from AMS which is also reproduced on pages 25 to 44 of the Document.

We have considered the factors and reasons set out by, and the opinion of, AMS in its letter of advice in respect of the Offer and the Whitewash Waiver as set out on pages 25 to 44 of the Document. We are of the opinion that the terms of the Offer are fair and reasonable so far as the Independent Shareholders are concerned and that the Offer is in the best interests of the Company and the Independent Shareholders as a whole for the reasons set out in the letter of advice from AMS. In addition, considering that the Whitewash Waiver is a condition to which the Offer is subject, we consider that the granting of the Whitewash Waiver is fair and reasonable so far as the Independent Shareholders are concerned based on the reasons set out in the said letter. We therefore recommend that you vote in favour of the ordinary resolution to be proposed at the SGM to approve the Offer and the Whitewash Waiver and consider accepting the Offer by reference to your particular circumstances.

Yours faithfully,
Independent Board Committee
Lo Wai On **Lau Siu Ki, Kevin**

The following is the full text of the letter of advice to the Independent Board Committee and the Independent Shareholders from AMS in respect of the Offer and the Whitewash Waiver prepared for the purpose of incorporation in this document.



博資財務顧問有限公司
AMS Corporate Finance Limited

20th Floor
Hong Kong Diamond Exchange Building
8-10 Duddell Street
Central, Hong Kong

16 July 2004

To the Independent Board Committee
and the Independent Shareholders
of COL Capital Limited

Dear Sir,

CONDITIONAL CASH OFFER
BY
SUN HUNG KAI INTERNATIONAL LIMITED
ON BEHALF OF
COL CAPITAL LIMITED
TO REPURCHASE UP TO 74,300,000 SHARES
AT HK$1.20 PER SHARE
AND
WHITEWASH WAIVER

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Offer and the Whitewash Waiver, details of which are set out in the letter from the Board (the "Letter from the Board") contained in the document dated 16 July 2004 (the "Document"), of which this letter forms part. Unless the context otherwise requires, terms used in this letter shall have the same meanings as those defined in the Document.

It was stated in the Letter from the Board that Ms. Chong Sok Un, the Chairman, an executive director and a salaried employee of the Company, is a beneficial shareholder of Vigor Online and that Dato' Wong Peng Chong and Mr. Kong Muk Yin, both executive Directors, are salaried employees of the Company. Based on the representation of these Directors, we concur with the Directors' view that they are not sufficiently independent for the purpose of advising the Independent Shareholders in respect of the Offer and the Whitewash Waiver. As stated in the Letter from the Board, Mr. Lo Wai

On and Mr. Lau Siu Ki, Kevin have been appointed as members of the Independent Board Committee to advise the Independent Shareholders in respect of the Offer and the Whitewash Waiver. Each of Mr. Lo Wai On and Mr. Lau Siu Ki, Kevin has confirmed that he does not have any conflict of interest in the Offer and the Whitewash Offer. Based on such representation, we consider that they are eligible to be members of the Independent Board Committee to advise the Independent Shareholders in respect of the Offer and the Whitewash Waiver.

This letter contains our advice to the Independent Board Committee and the Independent Shareholders as to whether or not the terms of the Offer and the Whitewash Waiver are fair and reasonable as far as the Independent Shareholders are concerned.

BASIS OF OUR OPINION

In formulating our opinion, we have relied on the information and representations contained or referred to in the Document and the information and representations provided to us by the Company and the Directors. We have assumed that all information and representations contained or referred to in the Document were true and accurate at the time when they were made and continue to be so at the date hereof. We have also assumed that all statements of belief, opinion and intention made by the Company or the Directors in the Document have been arrived at after due and careful consideration.

We consider that we have reviewed sufficient information to enable us to reach an informed view. The Directors have confirmed that there are no other facts not contained in the Document, the omission of which would make any statement in the Document, including this letter, misleading. We have no reason to doubt the truth, accuracy or completeness of the information provided to us by the Company and the Directors. We have not, however, conducted any independent verification of the information provided, nor have we carried out any in-depth investigation into the businesses and affairs of the Group or the prospects of the markets in which the Group operates.

We have not considered the tax consequences on the Qualifying Shareholders of acceptance or non-acceptance of the Offer since these are particular to their individual circumstances. In particular, Qualifying Shareholders who are resident overseas or subject to overseas taxes or Hong Kong taxation on securities dealings should consider their own tax positions and, if in any doubt, should consult their own professional advisers.

PRINCIPAL FACTORS CONSIDERED

In formulating our opinion regarding the terms of the Offer and the Whitewash Waiver, we have taken into consideration the following principal factors:

1. Terms of the Offer

The detailed terms of the Offer are set out in Appendix I to the Document. Subject to approval of the Offer and the Whitewash Waiver by the Independent Shareholders and the granting of the Whitewash Waiver by the Executive, SHK is offering on behalf of the Company to repurchase up to 74,300,000 Shares held by the Qualifying Shareholders, upon the terms and subject to the conditions as set out in the Document and the accompanying Tender Form, on the following basis:

For every Share to be repurchased under the Offer. . . . . .HK$1.20 in cash

Assured Entitlement for every 1,000 Shares held . . . . .279 Shares

The details of the acceptance mechanism are outlined in the letter from SHK contained in the Document (the "Letter from SHK"). Qualifying Shareholders may submit acceptances in respect of some or all of their Shares. They may also submit acceptances in excess of their Assured Entitlements which, subject to availability of any Shares not being accepted in full under the Offer by other Qualifying Shareholders, will be accepted on a pro rata basis and scaled down in the manner as described under the paragraph headed "Assured Entitlements and Excess Tenders" on page 17 of the Document. The Shares repurchased under the Offer will be cancelled and will not rank for any dividends to be declared after the date of their cancellation. The Offer will not be conditional as to any minimum number of Tender Forms submitted or of Shares tendered for acceptance.

Based on 74,300,000 Shares to be repurchased under the Offer and the Offer Price of HK$1.20 per Share, the amount to be paid by the Company under the Offer, if tendered and accepted in full, will be HK$89.16 million.

The Offer Price of HK$1.20 per Share represents:

(i) a premium of 20% over the closing price of HK$1.00 per Share as quoted on the Stock Exchange on 28 May 2004, being the last trading day prior to the suspension of trading in the Shares on the Stock Exchange on 31 May 2004 (the "Suspension Date") pending release of the Announcement;

(ii) a premium of approximately 21.21% over the average closing price of approximately HK$0.99 per Share for the ten consecutive trading days before the Suspension Date;

(iii) a premium of approximately 17.65% over the average closing price of approximately HK$1.02 per Share for the month before the Suspension Date;

(iv) a premium of approximately 7.14% over the average closing price of approximately HK$1.12 per Share for the three months before the Suspension Date;

(v) a premium of approximately 6.19% over the average closing price of approximately HK$1.13 per Share for the six months before the Suspension Date;

(vi) a premium of approximately 9.09% over the closing price of HK$1.10 per Share as quoted on the Stock Exchange on the Latest Practicable Date; and

(vii) a premium of approximately 8.11% over the average closing price of approximately HK$1.11 per Share for the period from 7 June 2004 (being the first trading day immediately following the Announcement) to the Latest Practicable Date.

2. **Price performance of the Shares**

The following chart sets out the daily turnover and the closing price of the Shares on the Stock Exchange for the period from 29 May 2003 (being the first trading day of the 12-month period prior to the Suspension Date) to the Latest Practicable Date:



Source: www.hkex.com.hk

Note: For comparison purposes, the prices of the Shares recorded during the period from 29 May 2003 to 14 July 2003 has been adjusted by multiplying 25 to take into account the share consolidation which came into effect on 15 July 2003.

(i) During the 12-month period from 29 May 2003 to 28 May 2004 (being the last trading day before the Suspension Date), the highest closing price per Share was HK$1.61 which was recorded on 25 September 2003. The lowest closing price per Share was HK$0.435 which was recorded on 22 July 2003. The Offer Price of HK$1.20 per Share represents a discount of approximately 25.47% to such highest closing price and a premium of approximately 175.86% over such lowest closing price per Share. It should be noted that the Shares had been traded below the Offer Price in 182 days out of a total of 249 trading days during the 12-month period under review.

(ii) During the period from 7 June 2004 (being the first trading day immediately following the Announcement) to the Latest Practicable Date, the highest and the lowest closing prices per Share were HK$1.14 (recorded from 7 to 11 June 2004) and HK$1.08 (recorded on 9 July 2004) respectively. The average closing price during this period was approximately HK$1.11 per Share. The Offer Price represents a premium of approximately 8.11% over such average.

(iii) The Offer Price represents a premium of approximately 9.09% over the closing price of HK$1.10 per Share as quoted on the Stock Exchange on the Latest Practicable Date.

Immediately following the Announcement, the market prices of the Shares rose to levels closer to the Offer Price and closed at HK$1.10 on the Latest Practicable Date, representing a premium of 10% over the closing price of HK$1.00 per Share on the last trading day prior to the Suspension Date. While there may be no conclusive reason for the fluctuation in the Share price, we consider that the rise in market prices of the Shares after the Announcement would have probably been prompted by the higher Offer Price relative to the market prices of the Shares before the Announcement.

3. **Liquidity**

The following table sets out the average daily trading volume and the relative value as a percentage of the total Shares in issue and the Public Float Shares (as defined below) for the period from 29 May 2003 (being the first trading day of the 12-month period prior to the Suspension Date) to the Latest Practicable Date:

Month	**Average daily trading volume** *(in Shares)*	**Percentage to the total Shares in issue as at the Latest Practicable Date** *(%)*	**Percentage to Public Float Shares** *(Note 1)* *(%)*
2003			
May (from 29 May) *(Note 2)*	402,600	0.11	0.15
June *(Note 2)*	329,850	0.09	0.12
July	307,526	0.08	0.12
August	299,811	0.08	0.11
September	1,137,937	0.31	0.43
October	353,073	0.10	0.13
November	143,415	0.04	0.05
December	130,139	0.04	0.05
2004			
January	234,442	0.06	0.09
February	410,228	0.11	0.15
March	146,003	0.04	0.05
April	164,126	0.04	0.06
May (up to the Suspension Date)	112,211	0.03	0.04
June (from 7 June)	235,979	0.06	0.09
July (up to and including the Latest Practicable Date)	90,603	0.02	0.03

Source: www.hkex.com.hk

Notes:

1. Based on 266,220,753 Shares (the "Public Float Shares"), being the total number of Shares in issue of 371,468,753 as at the Latest Practicable Date after deducting 105,248,000 Shares held by Vigor Online, the single largest shareholder of the Company.

2. For comparison purposes, the number of the Shares traded during the period from 29 May 2003 to 14 July 2003 has been adjusted by dividing 25 to take into account the share consolidation which came into effect on 15 July 2003.

As indicated in the above table, the trading volume of the Shares was thin with the highest average daily turnover amounted to approximately 1.1 million Shares, equivalent to approximately 0.31% of the total number of Shares in issue as at the Latest Practicable Date and approximately 0.43% of the Public Float Shares. Independent Shareholders should note that during the 12-month period prior to the Suspension Date, the average daily turnover of the Shares was constantly far below 0.5% of the Public Float Shares with the daily turnover ranging from zero to 4,836,080 Shares.

In view of the low liquidity of the Shares prior to the Suspension Date, we are of the opinion that it may be difficult for the Independent Shareholders to dispose of their Shares in the open market, if possible, without placing any pressure on the price of the Shares. We therefore consider that the Offer provides an opportunity to the Qualifying Shareholders to realise part of their investments in the Company through the Assured Entitlements and even more than the Assured Entitlements through the Excess Tenders (subject to the acceptance level of the Offer by the other Qualifying Shareholders) at a pre-determined price above the historical market prices of the Shares recorded most of the time during the 12-month period prior to the Suspension Date.

Following the Announcement and after the trading of Shares was resumed on 7 June 2004, the trading volume of the Shares increased slightly and recorded a daily turnover as high as 643,200 Shares on 14 June 2004, representing approximately 0.24% of the Public Float Shares. Such increase would have been triggered by the rise in the market price of the Shares following the release of the Announcement.

4. **Operating performance of the Group**

The principal business activity of the Company is investment holding and through its subsidiaries engages in the sale and distribution of telecommunication and information technology products and equipment, securities trading and investments and strategic investment.

Set out below is a summary of the Group's audited results of operations, with breakdown in turnover and segment results by principal business activities, for each of the four years ended 31 December 2003 extracted from the Company's annual reports:

	For the year ended 31 December							
	2003		**2002**		**2001**		**2000**	
	HK$'000	%	*HK$'000*	%	*HK$'000*	%	*HK$'000*	%
Turnover by segment								
- Mobile phone distribution	98,775	20.3	168,241	13.0	227,636	9.7	427,443	16.0
- Securities trading and investments	387,899	79.5	1,113,393	86.1	2,097,430	89.7	2,222,759	83.5
- Other communications products	1,034	0.2	11,218	0.9	14,400	0.6	12,867	0.5
Total turnover	**487,708**	**100**	**1,292,852**	**100**	**2,339,466**	**100**	**2,663,069**	**100**
Segment profit/(loss)								
- Mobile phone distribution	1,301		(21,015)		(53,341)		(31,395)	
- Securities trading and investments	174,471		(537,490)		(556,666)		1,394,681	
- Other communications products	(3,037)		(4,925)		(3,040)		(6,705)	
Total segment profit/(loss)	**172,735**		**(563,430)**		**(613,047)**		**1,356,581**	
Profit/(Loss) for the year	**292,078**		**(602,914)**		**(717,254)**		**1,341,762**	

The Group recorded a turnover of approximately HK$2,663 million for the year ended 31 December 2000 which was primarily attributable to its securities trading and investment business (approximately 83%) and the sale of mobile phones (approximately 16%). For the same year, the Group recorded a net profit of approximately HK$1,342 million as a result of its profitable securities trading and investment business despite the losses brought about by its businesses of mobile phone distribution and other communications products.

For the year ended 31 December 2001, the Group's total turnover decreased by approximately 12% to approximately HK$2,339 million. As all three principal business activities of the Group were loss-making and, in particular, the securities trading and investment business recorded a segment loss of over HK$556 million, the Group reported a loss for the year of approximately HK$717 million.

For the year ended 31 December 2002, the Group recorded a significant drop by approximately 45% in its total turnover to approximately HK$1,293 million. The drop was primarily due to the decrease in the mobile phone distribution business by approximately 26% following a series of restructuring exercises by the Group to rationalise the operations of such business and the decrease by approximately 47% in the Group's securities trading and investment business amid the weak investment sentiment as a result of the tension in the US-Iraq relations. As all three of the Group's principal business activities remained loss-making, the Group reported a loss for the year of approximately HK$603 million.

The Group returned to profitability for the year ended 31 December 2003 despite the continuous drop in the total turnover to approximately HK$488 million. Although the business in other communications products (which was primarily mobile phone distribution and intelligent building operations in the People's Republic of China (the "PRC Operations")) remained loss-making, both the securities trading and investment business and the mobile phone distribution business in Hong Kong contributed positively to the Group's operating results and the Group recorded a total segment profit of approximately HK$173 million. In view of the continuous losses reported by the Group's PRC Operations, the Group disposed of such operations and, as a result, recorded a gain of approximately HK$41 million. Coupled with the gain on expiry of the Company's warrants of approximately HK$90 million, the Group reported a profit for the year of approximately HK$292 million.

As stated by the Chairman of the Group in the Company's annual report for the year 2003, the Group's mobile phone distribution business in Hong Kong continued to be satisfactory for the first quarter of year 2004 following the Group's success in introducing and promoting a new Korean mobile handset brand to the Hong Kong and Macau markets. The Group had also taken advantage of the buoyant stock market condition to realise gross cash proceeds of approximately HK$218 million from the disposal of a major portion of its investments in the shares of Tian An China Investments Company Limited in February 2004.

Despite the significant improvement in the operating results of the Group for the year ended 31 December 2003, Independent Shareholders should beware of the volatility of the Group's past operating performance, which depended to a significant extent on the performance of the Group's securities trading and investment business. The Group's business activities are liable to be affected by various external factors, including political and economic conditions, some of which are unforeseen or beyond the control of the Group. Independent Shareholders should therefore be aware that the operating results reported by the Group for the year 2003 may or may not be sustainable in the future and should not be used as the sole reference for the Group's future business performance.

5. Valuation of the Offer Price

a. *Price earnings multiple*

	For the year ended 31 December			
	2003	**2002**	**2001**	**2000**
Earnings per Share (HK$)*	0.79	(1.62)	(1.93)	3.61
Price/earnings multiple (based on the Offer Price of HK$1.20)	1.52	N/A	N/A	0.33

* As reported in the Company's annual reports for the respective financial years and, for comparison purposes, earnings per Share for the years 2000 and 2001 having been adjusted by multiplying 25 to take into account the share consolidation which came into effect on 15 July 2003.

As illustrated above, the Offer Price of HK$1.20 represents a price/earnings multiple of approximately 1.52 times of the earnings per Share of HK$0.79 for the year ended 31 December 2003 and approximately 0.33 time of the earnings per Share of approximately HK$3.61 for the year ended 31 December 2000. As the Group recorded losses for each of the two years ended 31 December 2002, the price/earnings multiple with respect to the earnings per Share for these years could not be illustrated.

Normally we would assess the value of a company, which is expected to provide steady and predictable profits, by reference to price/earnings multiple. As discussed in the section headed "Operating performance of the Group" above, the past operating results of the Group had been volatile and its business activities are also susceptible to changes in market conditions, some of which are beyond the control of the Group. We therefore consider it inappropriate to assess the Offer Price in the present case by reference to price/earnings multiple as the Group has not been able to demonstrate a steady and profitable track record over the past few years. In this connection, it should also be noted that despite some improvement in the price performance of the Shares following the announcements of the encouraging interim results and annual results by the Group in September 2003 and April 2004 respectively, the Share price eased soon afterwards and the previous high levels did not sustain.

b. *Net asset value*

The Offer Price of HK$1.20 per Share represents a discount of approximately 59.60% to the audited consolidated net asset value per Share of approximately HK$2.97 (based on the Group's audited net asset value of approximately HK$1,104 million and 371,468,753 Shares in issue as at 31 December 2003).

As indicated in the Company's annual report for the year 2003, the Group's had audited total assets of approximately HK$1,123 million as at 31 December 2003, of which investments in securities accounted for over 75% and amounted to approximately HK$845 million. Such securities investments comprised unlisted loan notes of approximately HK$256 million with maturity in 2008, securities listed in Hong Kong of approximately HK$537 million and overseas listed securities of approximately HK$52 million. In February 2004, the Group realised gross proceeds of approximately HK$218 million from the disposal of its 728 million shares of Tian An China Investments Company Limited that are listed on the Stock Exchange. As stated in the Letter from the Board, the Group will continue to identify the investment opportunities, both short-term and long-term, in grossly undervalued companies and businesses in Hong Kong, Mainland China and around the Asia Pacific region that would bring good cash flow, earnings and/or capital appreciation to the Group.

Independent Shareholders should beware that there is inherent risk in any securities investments. As the stock market is volatile, there may be a big spread between the asking price and the selling price of the securities and there may not be any or sufficient liquidity for an investor to liquidate a securities investment, especially when they have to be sold within a short time frame. Independent Shareholders should therefore be aware that the Group may or may not be able to realise, in case of need, its securities investments at price levels equivalent to their book value.

It should also be noted that one common reason for share repurchase by listed companies is that their shares have been traded at prices substantially below their net asset value. An offer for share repurchase at a price below the net asset value would enhance the net asset value of a company on a per share basis and is therefore in the interests of the shareholders. Further discussion will be made in the section headed "Comparison with other recent offers for share repurchase" below.

c. *Comparison with other recent offers for share repurchase*

In assessing the fairness and reasonableness of the Offer Price, we have sought to review the recent cash offers for share repurchase. To the best of our knowledge, there were a total of six conditional voluntary cash offers for share repurchase made by companies listed on the main board of the Stock Exchange (the "Comparable Offers") during the two-year period preceding the date of the Announcement. Set out below is a summary of the Comparable Offers for the purposes of comparison

in terms of the premium/(discount) of the offer price over/to the average closing prices during the six-month period and the audited consolidated net asset value immediately before the date of announcement of the respective Comparable Offers:

		Premium/(discount) of the offer price over/to the				
Company *(Note 1)*	**Date of announcement of the offer for share repurchase**	**closing price as at the last trading day before the date of the announcement of the offer** *(%)*	**one-month average closing price** *(%)*	**three-month average closing price** *(%)*	**six-month average closing price** *(%)*	**audited consolidated net asset value per share** *(%)*
SCMP Group Limited (31.12.2001)	3 September 2002	5.1	4.6	(11.3)	(18.0)	195.1
Chinese Estates Holdings Limited (31.12.2001)	9 September 2002	9.8	30.4	37.2	33.5	(86.3)
Shell Electric Mfg. (Holdings) Company Limited (31.12.2001)	1 October 2002	46.2	45.7	35.5	24.2	(76.4)
Van Shung Chong Holdings Limited (31.03.2002)	5 November 2002	58.1	108.5	157.9	56.7	(31.8)
Deson Development International Holdings Limited (31.03.2003)	10 September 2003	37.9	66.7	73.9	90.5	(27.3)
Man Yue International Holdings Limited (31.12.2003)	26 April 2004	26.7	26.7	26.7	26.7	(45.7)
Average		**30.6**	**47.1**	**53.3**	**35.6**	**(53.5)** *(Note 2)*
The Company (31.12.2003)	**4 June 2004**	**20.0**	**17.7**	**7.1**	**6.2**	**(59.6)**

Notes:

1. The dates in brackets refer to the year-end dates to which the last audited consolidated financial statements were made up by the respective companies prior to the announcements of the Comparable Offers.

2. Excluding SCMP Group Limited.

As indicated in the above table, the Offer Price of HK$1.20 in the present case represents a premium of 20% and approximately 17.1%, 7.1% and 6.2%, respectively, over the closing price of the Shares prior to the Suspension Date and the average closing prices for the one-month, three-month and six-month periods. Compared to the respective average premiums under the Comparable Offers over the same time horizon, the premiums as represented by the Offer Price appear to be substantially lower than those average premiums. In particular, except for the cash offer by SCMP Group Limited, the premiums represented by the Offer Price over the one-month, three-month and six-month periods all fall below the respective premiums under the Comparable Offers over the same periods. Accordingly, the Offer Price of HK$1.20 per Share which represents a premium of approximately 17.7%, 7.1% and 6.2% over the prices of the Shares during the one-month, three-month and six-month periods, respectively, does not appear to be as attractive as those under other share repurchase offers in recent two years.

As regards the net asset value per share, the offer prices under all the Comparable Offers except the one by SCMP Group Limited represent a discount ranging from approximately 27.3% to 86.3% to the respective audited consolidated net asset value per share. Since the premium of approximately 195.1% under the offer by SCMP Group Limited deviates significantly from the discounts for the rest of the Comparable Offers, we consider it appropriate to disregard such outlier in the comparison of offer price to net asset value. The average of the discounts to net asset value per share under the Comparable Offers (excluding the offer by SCMP Group Limited) is approximately 53.5%. The discount of approximately 59.6% as represented by the Offer Price to the audited consolidated net asset value of HK$2.97 per Share as at 31 December 2003 falls within the range of the discounts under such Comperable Offers and is the third largest among them. Furthermore, it is in line with their average discount of approximately 53.5%. On this basis, we consider the Offer Price fair and reasonable.

As mentioned above, the Group reported favourable operating results in the most recent financial year. However, it is also worth noting that the Group had not been able to provide a steady and profitable track record over the last four years. In particular, the Group had recorded fluctuating results and its business activities are susceptible to market conditions, some of which are beyond the control of the Group. There is no assurance that the Group's future business performance can be sustained at level comparable to that attained in year 2003. When compared to the historical price performance of the Shares, the Offer Price of HK$1.20 per Share is above the closing prices of the Shares recorded in 182 days out of a total of 249 trading days during the 12-month period prior to the Suspension Date. Coupled with the fact that the liquidity of the Shares has been low, we therefore consider, on balance, the Offer Price of HK$1.20 fair and reasonable so far as the Independent Shareholders are concerned.

6. Financial effects of the Offer

The following summary on the financial effects of the Offer has been compiled from the information in the Letter from the Board. It was based on the Group's audited consolidated financial results for the year ended 31 December 2003 and prepared on the assumption that the Offer had been fully accepted by the Qualifying Shareholders.

	Before the Offer	Upon completion of the Offer	Increase/ (decrease) %
Number of Shares in issue	371,468,753 *(Note 1)*	297,168,753	(20.0)
Earnings per Share (HK$)	0.79	0.98 *(Note 2)*	24.1
Return on Shareholders' funds (%)	26.47	28.65 *(Note 2)*	8.2
Consolidated net asset value per Share (HK$)	2.97	3.41	14.8
Current ratio			
— *assuming the Offer is fully met by the Group's internal resources*	34.69	30.11	(13.2)
— *assuming the Offer is fully financed by borrowings*	34.69	6.21	(82.1)
Gearing ratio			
— *assuming the Offer is fully met by the Group's internal resources*	—	—	—
— *assuming the Offer is fully financed by borrowings*	—	0.08	N/A

Notes:

1. Based on the number of Shares in issue as at the Latest Practicable Date.

2. Taking into account the total estimated expenses of the Offer of approximately HK$2.1 million and assuming no financing cost for the purpose of meeting the financial requirements under the Offer.

a. *Earnings per Share*

Assuming that the Offer was implemented and the total maximum number of 74,300,000 Shares subject to the Offer had been repurchased and cancelled in full by the Company, the weighted average number of Shares in issue would have decreased from 371,464,499 to 297,164,499 and the earnings per Share would increase by approximately 24.1% from approximately HK$0.79 to HK$0.98 for the financial year 2003. In general, if the percentage of shares to be repurchased and cancelled is greater than the related expenses as a percentage of the earnings of the company, a share repurchase by the company would enhance its earnings per share. In the present case, as the number of the Shares to be repurchased and cancelled under the Offer represents approximately 20% of the number of Shares in issue and the total estimated expenses in connection with the Offer is approximately HK$2.1 million

(representing less than 1% of the Group's earnings for the year ended 31 December 2003), the implementation of the Offer would therefore be expected to enhance the earnings per Share. We therefore consider that the making of the Offer is in the interests of the Company and the Shareholders as a whole.

b. *Return on Shareholders' funds*

Similar to the financial effect on the earnings per Share as discussed above, the return on Shareholders' funds will be enhanced due to the reduction of Shareholders' funds. Assuming full acceptance of the Offer, the Shareholders' funds of the Group, equivalent to the net asset value of the Group, would be reduced by approximately HK$91.26 million (being the sum of the total consideration for 74,300,000 Shares at HK$1.20 each and the total estimated expenses of approximately HK$2.10 million) from approximately HK$1,104 million to HK$1,012 million, representing a decrease of approximately 8.3%. Accordingly, the return on Shareholders' funds would increase by approximately 8.2% from 26.47% to 28.65%. On this basis, the implementation of the Offer would enhance the return on Shareholders' funds and we are therefore of the view that such positive effect of the Offer is in the interests of the Company and the Shareholders as a whole.

c. *Net asset value per Share*

Consistent with the financial effects of the Offer on earnings per Share and return on Shareholders' funds as set out above, the consolidated net asset value per Share will also be enhanced by the implementation of the Offer. As shown in the above table, the consolidated net asset value per Share would increase by approximately 14.8% from approximately HK$2.97 to HK$3.41. Such enhancement of the net asset value on a per share basis is due to the fact that the Offer Price is determined at a discount to the net asset value per Share. Given the enhancement of the net asset value per Share as a result of the implementation of the Offer, we consider the making of the Offer to be in the interests of the Company and the Shareholders as a whole.

d. *Current ratio and gearing ratio*

It was stated in the Document that the Offer would be financed by internal resources and borrowings of the Group and the Company had obtained a standby credit facility of not less than HK$90 million.

We have noted from the Company's annual report for the year 2003 that the Group had unsecured bank balances and cash of approximately HK$134.6 million as at 31 December 2003. The Group had also realised gross cash proceeds of approximately HK$218.4 million from the disposal of certain securities investments in February 2004. Assuming no material adverse change in the Group's cash position immediately prior to the completion of the Offer, the Group would be able to satisfy the financial requirements under the Offer without incurring additional borrowings. On the basis that the total consideration of HK$89.16 million for full acceptance of the Offer together with the total estimated expenses for the Offer of approximately HK$2.1 million will be met by the Group's internal resources, the current ratio of the Group will drop to approximately 30.11 from approximately

34.69. The magnitude of such drop appears substantial because the Group had relatively little current liabilities compared to its broad base of current assets. For reference purpose, if the full acceptance of the Offer will be financed by the additional borrowings, the current ratio of the Group will drop to approximately 6.21.

As indicated in the Company's annual report for the year 2003, the Group did not have any bank borrowings. As mentioned above, the Group would likely have sufficient internal resources to meet the financial requirements under the Offer, therefore the Offer is not expected to have any adverse impact on the gearing ratio of the Group. Assuming that the total consideration of HK$89.16 million for full acceptance of the Offer together with the total estimated expenses for the Offer of approximately HK$2.1 million will be met by borrowings, the gearing ratio of the Group would only be approximately 0.08 which is immaterial. Based on the Group's indebtedness statement as at 31 May 2004 set out in Appendix II to the Document, the Group had total outstanding other unsecured loan of US$35 million, equivalent to approximately HK$273 million. Assuming that full acceptance of the Offer together with the estimated expenses will be met by borrowings and the total borrowings of the Group immediately before completion of the Offer will not materially differ from its indebtedness position as at 31 May 2004, the Group will have a gearing ratio of approximately 0.33 which is still considered a healthy position given the fact that the Group had Shareholders' fund of over HK$1,100 million as at 31 December 2003.

In summary, and based on the Group's last published audited financial report for the year ended 31 December 2003, we concur with the Directors' opinion that the Group will have sufficient working capital to meet in full its payment obligations under the Offer. Accordingly, we, having taken into account the positive financial effects of the Offer on the earnings per Share, return on Shareholders' funds and the net asset value per Share as discussed above, are of the view that any changes in the current ratio and gearing ratio, by reason only of the Company's payment obligations under the Offer, are acceptable so far as the Independent Shareholders are concerned.

7. Dividend yield

Set out below is the dividend payment record of the Company as compared to its operating results as reported in its annual reports for the last four years.

	For the year ended 31 December			
	2003	**2002**	**2001**	**2000**
	(HK$)	*(HK$)*	*(HK$)*	*(HK$)*
Earnings per Share*	0.79	(1.62)	(1.93)	3.61
Dividends*	0.05	—	—	0.125
Payout ratio	6.32%	—	—	3.46%

* As reported in the Company's annual reports for the respective financial years and, for comparison purposes, earnings per Share and dividends for the years 2000 and 2001 having been adjusted by multiplying 25 to take into account the share consolidation which came into effect on 15 July 2003.

As indicated above, the Company had declared dividends in two out of the past four financial years and it appears that the Company does not have a defined dividend payout ratio. As stated in the Document, the Directors will take into account the then financial performance of the Company as well as the amount of profits and/or reserves legally available for distribution when they consider declaring dividends. It has also been stated in the Document that the Directors do not have any intention to declare any additional dividend or to alter the dividend policy of the Company. Given the uncertainty about the Group's dividend payout ratio and the fact that the Group has not been able to provide a steady and profitable track record, we do not consider the Shares to be an attractive investment for investors who aim for a reasonable and steady dividend yield, notwithstanding the Company did provide Shareholders with some return by way of dividend payments in two of the past four years.

8. **Effect of the Offer on the Shareholding and management of the Group**

a. *The Whitewash Waiver*

The shareholding structure of the Company prior to and immediately following the completion of the Offer (assuming full acceptance) has been set out in the Letter from the Board.

As stated in the Letter from SHK, Vigor Online has undertaken to the Company that they will not accept the Offer in respect of any of its holdings in the Shares. Accordingly, assuming full acceptance of the Offer by the Qualifying Shareholders, the aggregate shareholding interests held by Vigor Online and its concert parties in the Company will increase from approximately 28.33% to 35.42% of the issued share capital of the Company as reduced immediately following the completion of the Offer. Under Rule 6 of the Repurchase Code, the increase in the shareholding of Vigor Online in the Company arising from the Offer will be treated as an acquisition for the purposes of the Takeovers Code. Since such increase may enlarge the shareholding of Vigor Online and parties acting in concert with it in the Company to 30% or beyond upon completion of the Offer, Vigor Online and parties acting in concert with it would be required under Rule 26 of the Takeovers Code to make a mandatory general offer for all the issued Shares not already owned by it and/or parties acting in concert with it.

As stated in the Letter from the Board, an application for the Whitewash Waiver has been made to the Executive who has indicated that he will grant the Whitewash Waiver subject to the approval by the Independent Shareholders by way of a poll at the SGM. The making of the Offer is conditional upon the granting of the Whitewash Waiver by the Executive and the approval by the Independent Shareholders of the Offer and the Whitewash Waiver at the SGM. As stated in the Letter from SHK, if the Offer and the Whitewash Waiver are not approved by the Independent Shareholders, or if the Whitewash Waiver is not granted by the Executive, the Offer will immediately lapse.

Assuming the Whitewash Waiver having been approved by the Independent Shareholders and subject to the acceptance level under the Offer, Vigor Online may hold more than 30% but up to 35.42% of the reduced issued share capital of the Company following completion of the Offer. It should be noted that as the maximum shareholding interests of Vigor Online and parties acting in

concert with it will be under 50%, Vigor Online and parties acting in concert with it will still have to observe the obligations under Rule 26 of the Takeovers Code to make a general offer if they in aggregate, or any of them, increase further their shareholdings by more than 2% in the Company in any 12-month period after completion of the Offer.

On the other hand, if the Offer is implemented and the Assured Entitlements are fully taken up by the Qualifying Shareholders except Vigor Online, the shareholding of the Independent Shareholders would, in aggregate, decrease by approximately 7.09% from approximately 71.67% to 64.58%. However, for those Qualifying Shareholders who do not accept the Offer, their shareholding in the Company would be increased by the same magnitude of approximately 25% as that of Vigor Online in the Company if the Offer has been accepted in full.

On the basis that the Offer will provide an opportunity to those Qualifying Shareholders who wish to realise part of their investments through the Assured Entitlements, and those Shareholders who do not accept the Offer will enjoy an increase in their shareholdings in the Company by the same magnitude as that of Vigor Online, we consider that the Offer will not prejudice the interest of the Independent Shareholders. Accordingly, for the purposes of proceeding with the Offer, we consider that the seeking of the Whitewash Waiver is fair and reasonable and the approval of which will not prejudice the shareholding interests of the Independent Shareholders, given the fact that they will have a choice to accept or not to accept the Offer after the Offer becomes unconditional. We therefore consider the approval of the Whitewash Waiver for the purposes of proceeding with the Offer is in the interest of the Independent Shareholders.

b. *Continuity of existing business and management*

As stated in the Letter from the Board, the Company was informed by Vigor Online of its intention that the businesses and the management (including the deployment of fixed assets) of the Company would remain unchanged following completion of the share repurchase by way of the Offer, and the existing employees of the Group would continue to be employed. Vigor Online, holding approximately 28.33% shareholding interests in the Company as at the Latest Practicable Date, is the single largest Shareholder. As such, we do not consider that the implementation of the Offer which may result in Vigor Online holding more than 30% of the reduced issued share capital of the Company following completion of the Offer would materially affect any aspects of the business operations and management of the Group.

9. Reasons for the Offer

As stated in the Letter from the Board, the Directors believe that the Offer is in the Company's best interest in creating a more efficient capital structure for the Company, whilst maintaining a strong balance sheet, and to provide an opportunity for the Shareholders either to realise their Shares at a premium over the recent market price or to increase their proportionate shareholding in the Company by retaining their holdings and participating in the future prospects of the Group with enhanced value per Share.

In view of the market prices of the Shares and its low liquidity over the last 12 months, we concur with the Directors' view that the Offer would provide the Shareholders with an opportunity to

realise their Shares at a premium over the prices that would be available in the open market over the last few months. Furthermore, as discussed in the section headed "Financial effects of the Offer" above, the financial effects of the Offer would be expected to be positive and would be in the interests of the Shareholders. Given the fact that the Offer will not prejudice the shareholding interests of the Shareholders who intend not to tender their Shares for acceptance under the Offer, we are of the view that the making of the Offer, which will provide an opportunity to those Qualifying Shareholders who wish to realise part of their investments through the Assured Entitlements, is in the interest of the Shareholders.

RECOMMENDATION

We are aware of the fact that the Group had returned to profitability in the financial year 2003 and the premium of the Offer Price over the prices of the Shares during the six-month period does not appear to be as attractive as those under other share repurchase offers in recent two years.

However, having considered the principal factors discussed above and, in particular, the following:

(i) the Shares had been traded at levels below the Offer Price most of the time during the 12-month period before release of the Announcement;

(ii) the liquidity of the Shares was low before release of the Announcement, so the Offer will provide an opportunity to the Qualifying Shareholders to realise part of their Shares through the Assured Entitlements;

(iii) Qualifying Shareholders who do not accept the Offer may, subject to the level of acceptance under the Offer, increase their shareholding interests in the issued share capital of the Company as reduced by the Offer;

(iv) the Group has not been able to provide a steady and profitable track record and its business activities are susceptible to market conditions, some of which are beyond the control of the Group;

(v) the implementation of the Offer is expected to have positive financial effects on the Group. Particularly, it has been shown that earnings per Share, return on Shareholders' funds and net asset value per Share would be enhanced by approximately 24.1%, 8.2% and 14.8%, respectively, as a result of the Offer;

(vi) although the shareholding of the Independent Shareholders in the Company would, in aggregate, decrease from approximately 71.67% to 64.58% if the maximum of 74,300,000 Shares subject to the Offer are fully repurchased and cancelled, the Offer would not dilute the shareholding interests of those Qualifying Shareholders who do not tender any of their Shares for acceptance under the Offer. In fact, if the Assured Entitlements are fully taken up, their shareholdings in the Company will increase by a magnitude of approximately 25%, which is the same as that of Vigor Online, the existing single largest shareholder of the Company, following completion of the Offer; and

(vii) the Whitewash Waiver is a condition precedent to the Offer and if it is not approved by the Independent Shareholders, the Offer will lapse and the Shareholders will not have the opportunity to realise part of their Shares through the Assured Entitlement or, alternatively, to increase their shareholding interests as a result of the reduced issued share capital of the Company following completion of the Offer.

we consider that the Offer is, on balance, in the interest of the Independent Shareholders and that the terms of the Offer and, for the purposes of proceeding with the Offer, the Whitewash Waiver are fair and reasonable so far as the Independent Shareholders are concerned. Therefore, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolutions to approve the Offer and the Whitewash Waiver to be proposed at the SGM. We also recommend the Independent Board Committee to advise the Independent Shareholders who are Qualifying Shareholders that they should consider accepting the Offer.

For Qualifying Shareholders who wish to accept the Offer, they should also closely monitor the market price of the Shares during the open period of the Offer and consider selling their Shares in the open market rather than accepting the Offer if the net proceeds from such sale (net of transaction costs) are likely to exceed the amount receivable under the Offer. They should also be aware that the tender of any Shares in excess of their Assured Entitlements for acceptance under the Offer may or may not be accepted depending upon the acceptance level under the Offer and acceptance thereof cannot be guaranteed by the Company.

Those Qualifying Shareholders who wish to retain their Shares by not accepting the Offer would enjoy an increase in their shareholding interests in the reduced issued capital of the Company that may result from the acceptances of the Offer by other Qualifying Shareholders.

Yours faithfully,
For and on behalf of
AMS Corporate Finance Limited
Jinny Mok
Director

The Qualifying Shareholders will be invited to tender their Shares for repurchase by the Company, on the terms and subject to the conditions set out in the Offer Document. The principal terms and conditions of the Offer are set out below.

1. TERMS AND CONDITIONS OF THE OFFER

1.1 The Offer

The Company will repurchase up to the Maximum Number at the Offer Price.

1.2 Conditions

1.2.1 The Offer will be conditional upon fulfillment of all of the following events:

(a) the passing of an ordinary resolution at the SGM approving the Offer and the Whitewash Waiver by a majority of votes cast by the Independent Shareholders by way of poll attending in person or by proxy thereat; and

(b) the granting of the Whitewash Waiver by the Executive.

1.2.2 If the resolution to be proposed at the SGM for the approval of the Offer and the Whitewash Waiver is not passed by the Independent Shareholders or if the Whitewash Waiver is not granted by the Executive, the Offer will not proceed.

1.2.3 There will be no requirement as to the minimum number of Tender Forms received by the Registrars tendered therein for repurchase by the Company.

1.3 Maximum Number

1.3.1 The Maximum Number which will be repurchased by the Company pursuant to the Offer is 74,300,000 Shares in aggregate, representing approximately 20.00% of the total issued share capital of the Company as at the Latest Practicable Date.

1.4 Qualifying Shareholders

The Offer is available to all the Shareholders whose names appear on the Register as at the Latest Acceptance Time.

1.5 Acceptance

1.5.1 Every Qualifying Shareholder may accept the Offer for the repurchase by the Company of any number of his Shares at the Offer Price up to his entire holding as at the Latest Acceptance Time by submitting to the Registrars a duly completed Tender Form, accompanied by the relevant share certificates or other documents of title satisfactory to the Company. Each Share may only be accepted for repurchase by the Company once.

1.5.2 The Shares specified in a Tender Form will be repurchased in the following order:

(a) firstly, all the Shares up to the Assured Entitlement of an Accepting Shareholder; and

(b) secondly, Excess Tenders will be accepted on a pro rata basis to the extent that the number of Shares repurchased by the Company pursuant to the Offer will not thereby exceed the Maximum Number.

1.5.3 The Offer Price will be paid in cash.

1.5.4 Tender Forms which have been duly completed and received by or on behalf of the Company will be irrevocable.

1.5.5 All of the Shares repurchased by the Company will be free of commissions and dealing charges, but seller's stamp duty due on the repurchase will be deducted by the Company from the amount of cash payable to the Accepting Shareholders and the Company will pay the same to the Stamp Duty Office in accordance with the Stamp Duty Ordinance.

1.5.6 All repurchased Shares will be cancelled in accordance with the bye-laws of the Company and the Companies Act 1981 of Bermuda (as amended).

1.5.7 The submission of a Tender Form by an Accepting Shareholder in the manner described in 1.5.1 above will be deemed to constitute a warranty by him or her to SHK and the Company that his or her Shares are sold free from all liens, charges, encumbrances, equitable interests, rights of pre-emption or other third party rights of any nature and together with all rights attaching thereto on or after 4 June 2004, including the right to all dividends and distributions, if any declared, made or paid on or after 4 June 2004.

1.6 Assured Entitlements and Excess Tenders

1.6.1 Assuming that all of the Shareholders (other than Vigor Online) become Accepting Shareholders, Qualifying Shareholders are assured of being able, if they so wish, to sell to the Company 27.91% of the Shares they hold as at the Latest Acceptance Time (rounded down to the nearest whole Share). By way of example, a Qualifying Shareholder holding 1,000 Shares as at the Latest Acceptance Time will be assured of being able to accept the Offer in respect of 279 Shares.

1.6.2 The number of the Shares which may be acquired from an Accepting Shareholder may be in excess of his Assured Entitlement when there are Qualifying Shareholders not submitting Tender Forms or the number of the Shares specified in one or more of Tender Forms is less than the Assured Entitlements of the relevant Accepting Shareholder.

1.6.3 In the event that the total number of Shares accepted by all Qualifying Shareholders under the Offer exceeds 74,300,000 Shares, the Company will take up Shares in excess of the Assured Entitlement from each relevant Qualifying Shareholder on a pro rata basis, based on the total number of Shares in respect of which the Offer is validly accepted by Qualifying Shareholders in excess of their respective Assured Entitlements. In such circumstances, any valid acceptance of the Offer in excess of a Qualifying Shareholder's Assured Entitlement will be scaled down and calculated in accordance with the following formula (save that the Company may in its absolute discretion round such figure up or down with the intention of avoiding (as far as practicable) Shares being held by Shareholders in odd lots or fractional entitlements:

$$\frac{(74{,}300{,}000 - A) \times C}{B}$$

A = Total number of Shares in respect of which the Offer is validly accepted by all accepting Qualifying Shareholders and which form either all or part of their respective Assured Entitlements (as the case may be)

B = Total number of Shares in respect of which the Offer is validly accepted by Qualifying Shareholders in excess of their respective Assured Entitlements

C = Total number of Shares in respect of which the Offer is validly accepted by the relevant Qualifying Shareholder in excess of his or her Assured Entitlement

If the total number of Shares accepted by all Qualifying Shareholders is less than or equal to the Maximum Number, Excess Tenders will be accepted in full up to the Maximum Number.

The total number of the Shares which will be repurchased by the Company will not exceed the Maximum Number.

1.7 Odd Lots

In view of the number of Shares in an Assured Entitlement and the manner of calculation in respect of the Excess Tenders as described above, an Accepting Shareholder may, as a result of the Offer, hold odd lots of the Shares.

For this purpose, Sun Hung Kai Investment Services Limited (address: Level 12, One Pacific Place, 88 Queensway, Hong Kong; contact person: Miss Connie Cheung Sau Lin; telephone number: 2822 5075) has been appointed by the Company as the designated broker to match sales and purchases of odd lot holdings of Shares in the market for a period of six weeks

from the completion of the Offer to enable odd lot Shareholders to dispose of their odd lots or to top up their odd lots to whole board lots of 4,000 Shares. Odd lot Shareholders should note that the matching of odd lots is not guaranteed. Further details of the related arrangements will be announced after the Offer has become unconditional.

1.8 Acceptance Period

1.8.1 If the Conditions are satisfied, the Offer will be open for acceptance at least for 14 days after the Offer has become unconditional. In order to be valid, a Tender Form must be duly completed, together with share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title in respect of such number of Shares which represents not less than the number of Shares in respect of which the relevant Qualifying Shareholders intends to accept under the Offer, delivered to and received by the Registrars at or before the Latest Acceptance Time, which is currently expected to be 4:00 p.m. on Tuesday, 24 August 2004, or such later date as the Company may with the prior consent of the Executive decide and announce. Although the Company does not intend to extend the time for acceptance of the Offer, it reserves the right to do so, subject to receiving the prior consent of the Executive. The Executive's consent in respect of extension would only be granted in exceptional circumstances.

1.8.2 The date when the last one of the Conditions is expected to be satisfied is 9 August 2004. Such date may be postponed by the Company, subject to receiving the prior consent of the Executive.

1.9 Irrevocable Acceptances

Tender Forms which have been duly completed and received by the Registrars will constitute irrevocable acceptance of the Offer.

1.10 General

1.10.1 Shares will be repurchased by the Company on the basis that they are fully paid, their beneficial ownership will be transferred to the Company and the Shares are free from all liens, charges, encumbrances, equitable interests, rights of pre-emption or other third party rights of any nature, together with all rights attaching thereto on or after 4 June 2004 (including the right to any dividends paid on or after 4 June 2004).

1.10.2 The Qualifying Shareholders may accept the Offer by completing the Tender Form in accordance with the instructions set out in the Tender Form (which constitute part of the terms of the Offer). A Tender Form may be rejected as invalid if the procedures contained in this document and in the Tender Form are not complied with.

1.10.3 The Offer and all acceptances of it, the Tender Forms and all contracts made pursuant to the Offer, and all action taken or made or deemed to be taken or made pursuant to these terms will be governed by and construed in accordance with Hong Kong laws. Delivery of a Tender Form will constitute submission to the non-exclusive jurisdiction of the Hong Kong courts.

1.10.4 Shares will be repurchased under the Offer free of commissions and dealing charges, but the seller's stamp duty due on the repurchase of the Shares will be deducted from the Offer Price payable in cash to the Accepting Shareholders. The Company will hold the amount so deducted and will pay the same to the Stamp Office in accordance with the Stamp Duty Ordinance.

1.10.5 On the completion of the repurchase of the Shares, all repurchased Shares will be cancelled and will not rank for any dividends after the cancellation.

1.10.6 The failure of any person to receive an Offer Document or a Tender Form will not invalidate any aspect of the Offer. Extra prints of these documents will be available to any Qualifying Shareholders at the registered office of the Company during office hours between the date of despatch of the Offer Document and the Latest Acceptance Time.

1.10.7 The Company reserves the right, subject to any applicable law or regulatory requirements, to amend the Offer Price. In the event of such amendment (which will not, for the avoidance of doubt, include an alteration of the Maximum Number), a supplemental document and new Tender Forms will be despatched to the Qualifying Shareholders.

1.10.8 The right of acceptance of the Offer is personal to the Qualifying Shareholder and is not capable of being assigned or renounced in favour of others or otherwise transferred by the Qualifying Shareholders.

1.10.9 Subject to paragraph 4.2 below, all questions as to the number of Shares repurchased, the price to be paid therefor, or any alteration of such price in accordance with the terms contained herein, and the validity, form, eligibility (including the time of receipt) and acceptance for payment of any acceptance will be determined by the Company in its sole discretion, which determination will be final and binding on all of the parties (except as otherwise required under the applicable law or by the Executive). The Company reserves the absolute right to reject any or all acceptances it determines not to be in proper form or the acceptance or payment for which may, in the opinion of the Company, be unlawful. The Company also reserves the absolute right (provided that this is exercised consistently with the requirements of the Repurchase Code or otherwise with the Executive's consent) to waive any of the terms or conditions of the Offer, except the Conditions, either generally or in a particular case and any defect or irregularity in the acceptance of any particular Share or any particular holder thereof. An acceptance may be rejected as invalid unless all defects or irregularities have been cured or waived. In the event of a waiver, the consideration under the Offer will not

be despatched until after the Tender Form is completed in all respects and the share certificate(s), and/or transfer receipt(s) and/or other documents of title satisfactory to the Company have been received. None of the Company or the Registrars or any other person is or will be obliged to give notice of any defects or irregularities in acceptances, and none of them will incur any liability for failure to give any such notice.

1.10.10 All communications, notices, Tender Form(s), share certificate(s), transfer receipt(s), other document(s) of title (and/or any indemnity or indemnities in respect thereof) and remittances to be delivered or sent by, to or from any Shareholder will be delivered or sent by, to and from them, or their designated agents, at their risk and none of the Company, SHK, the Registrars or any of their respective directors or any other person involved in the Offer accepts any liability for any loss or any other liabilities whatsoever which may rise as a result.

1.10.11 Should any Shareholder require any assistance in completing the Tender Form or have any enquiries regarding the procedures for tendering and settlement or any other similar aspect of the Offer, the Shareholder may contact the Registrars at its hotline at 2980 1333 during the period from 16 July 2004 to 24 August 2004 (both days inclusive) between 9:00 a.m. and 5:00 p.m. (Hong Kong time) from Monday to Friday (other than public holidays).

2. OVERSEAS SHAREHOLDERS

2.1 The Company reserves the right to notify any matter in relation to the Offer to the Qualifying Shareholders, including Overseas Shareholders, by announcement or by advertisement in a newspaper which may not be circulated in the jurisdiction in which a Qualifying Shareholder is resident. Nevertheless the notice will be deemed to have been sufficiently given despite any failure by any of these Qualifying Shareholders to receive or observe that notice.

3. PROCEDURE FOR ACCEPTANCE AND SETTLEMENT

3.1 General Procedure for Acceptance

3.1.1 In order to accept the Offer, Qualifying Shareholders should complete and return the accompanying Tender Form in accordance with the instructions printed in this document and the instructions printed on the Tender Form. The instructions in this document should be read together with the instructions on the Tender Form (which instructions form part of the terms of the Offer).

3.1.2 In order to be valid, the completed Tender Form should be forwarded together with the Share certificate(s), transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) for not less than the number of Shares in respect of which the relevant Qualifying Shareholder wishes to accept the Offer, by post or by hand to the Registrars, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong,

in an envelope marked "COL Capital Limited Repurchase Offer" as soon as possible after receipt of the Tender Form but in any event so as to reach the Registrars by no later than 4:00 p.m. (Hong Kong time) on Tuesday, 24 August 2004, or such later time and/or date as the Company may (subject to the Takeovers Code) decide and announce.

3.1.3 No Tender Form received after the Latest Acceptance Time will be accepted.

3.1.4 If the Tender Form is executed by a person other than the registered holder, appropriate evidence of authority (e.g. a grant of probate or certified copy of a power of attorney) must be delivered to the Registrars with the completed Tender Form.

3.1.5 No acknowledgement of receipt of any Tender Form, share certificate(s), transfer receipt(s) or other document(s) of title (and/or any indemnity or indemnities in respect thereof) will be given.

3.1.6 The Company reserves the right, at its sole discretion, to investigate, in relation to any acceptance, whether the representations and warranties set out in this Appendix I could have been properly given by the relevant Qualifying Shareholder and, if such investigation is made and as a result the Company determines (for any reason) that any such representation and/ or warranty could not have been properly given, such acceptance may be rejected as invalid.

3.1.7 In relation to any acceptance of the Offer in respect of Shares held in CCASS, the Company reserves the right to make such alterations, additions or modifications to the terms of the Offer as may be necessary or desirable to give effect to any purported acceptance of the Offer, whether in order to comply with the facilities or requirements of CCASS or otherwise, provided such alterations, additions or modifications are consistent with the requirements of the Repurchase Code or are otherwise made with the Executive's consent.

3.1.8 Only one Tender Form may be submitted by each Qualifying Shareholder to the Registrars.

3.2 Nominee Holdings

3.2.1 If the share certificate(s), transfer receipt(s) and/or any other document(s) of title in respect of a Qualifying Shareholder's Shares is/are in the name of a nominee company or some name other than his own, and such Qualifying Shareholder wishes to accept the Offer (either in full or in respect of part of his holding(s) of Shares), he must either:

(i) lodge the share certificate(s), transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) with the nominee company, or other nominee, with instructions

authorising it to accept the Offer on his behalf and requesting it to deliver the Tender Form duly completed together with the relevant Share certificate(s), transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to the Registrars, within such deadline (which may be earlier than the deadline specified under the Offer) as may be stipulated by the nominee; or

(ii) arrange for the Shares to be registered in his name by the Company through the Registrars, and send the Tender Form duly completed together with the relevant Share certificate(s), transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to the Registrars; or

(iii) where his Shares are deposited in CCASS, instruct his broker/ custodian bank to authorise HKSCC Nominees Limited to accept the Offer on his behalf on or before the deadline set by HKSCC Nominees Limited, in this case, 23 August 2004, which is one Business Day before the Latest Acceptance Time. In order to meet the deadline set by HKSCC Nominees Limited, that Shareholder should check with his broker/custodian bank for the timing on processing of his instruction, and submit such instruction to his broker/custodian bank as required by them; or

(iv) if that Shareholder's Shares have been lodged with his Investor Participant Account with CCASS, authorise his instruction via the CCASS Phone System or CCASS Internet System not later than one Business Day before the latest date on which acceptances of the Offer must be received by the Registrars, which is 23 August 2004 in this case.

3.2.2 Qualifying Shareholders with such a nominee holding of Shares should ensure that they undertake the above applicable course of action promptly so as to allow their nominee(s) sufficient time to complete the acceptance procedure on their behalf by the Latest Acceptance Time.

3.3 Recent Transfers

If a Qualifying Shareholder has lodged transfer(s) of Shares for registration in his name and has not yet received the share certificate(s) and wishes to accept the Offer, he should nevertheless complete the Tender Form and deliver it to the Registrars together with the transfer receipt(s) duly signed by him. Such action will be deemed to be an authority to the Company or its agent(s) to collect from the Company or the Registrars on his behalf the relevant Share certificate(s) when issued and to deliver such Share certificate(s), subject to the terms of the Offer, as if it was/they were delivered to the Registrars with the Tender Form.

3.4 Lost or Unavailable Share Certificates

3.4.1 If the Share certificate(s), transfer receipt(s) and/or any other document(s) of title is/are not readily available and/or is/are lost and a Qualifying Shareholder wishes to accept the Offer, the Tender Form should nevertheless be completed and delivered to the Registrars so as to reach the Registrars not later than the Latest Acceptance Time and the relevant share certificate(s), transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) should be forwarded to the Registrars as soon as possible thereafter and in any event before the Latest Acceptance Time.

3.4.2 Acceptances of the Offer may, at the discretion of the Company, be treated as valid even if not accompanied by the relevant share certificate(s), transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) but, in such cases, the cash consideration due will not be despatched until the relevant share certificate(s), transfer receipt(s) and/or any other document(s) of title (and/or a satisfactory indemnity or indemnities in respect thereof) has/have been received by the Registrars.

3.4.3 If a Qualifying Shareholder has lost his share certificate(s), transfer receipt(s) and/or any other document(s) of title, he should write to the Registrars and request a letter of indemnity in respect of the lost share certificate(s), transfer receipt(s) and/or any other document(s) of title (as the case may be) which, when completed in accordance with the instructions given, should be returned, together with the Tender Form and any share certificate(s), transfer receipt(s) and/or any other document(s) of title which are available, to the Registrars either by post or by hand, so to arrive not later than the Latest Acceptance Time. In such cases, the Qualifying Shareholder will be informed of the fees payable to the Registrars for which he will be responsible.

3.5 Additional Tender Forms

If a Qualifying Shareholder has lost the accompanying original Tender Form or such original has become unusable, and requires a replacement of such form, he should write to the Registrars or visit the Registrars at its office and request an additional Tender Form for completion by such Qualifying Shareholder.

3.6 Settlement

3.6.1 Provided that a duly completed Tender Form, accompanied by the relevant share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title or satisfactory indemnities required in respect thereof are received by the Registrars by not later than the Latest Acceptance Time and are or are deemed to be in order, the Registrars will inform the relevant Accepting Shareholder by post of the repurchase of his Shares, including the number of Shares to be purchased from his

Excess Tenders, if any. At the same time, the Registrars will send, by ordinary post at that Accepting Shareholder's risk, a remittance for such total amount as is due to that Accepting Shareholder under the Offer, subject to deduction pursuant to paragraph 1.10.4 above, within 10 days after the close of the Offer.

3.6.2 If the Excess Tenders of an Accepting Shareholder has not been purchased by the Company in full, the share certificate(s) or transfer receipt(s) or other document(s) of title in respect of the balance of such Shares or a replaced certificate therefor will be returned or sent to him by ordinary post at his risk within 10 days after the close of the Offer.

3.7 New Shareholders

Any Shareholder may collect a copy of this document, the accompanying form of proxy and a blank Tender Form from the Registrars at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, during business hours between 16 July 2004 to 24 August 2004, both days inclusive. Such Shareholder may also contact the Registrars (through the enquiry general telephone line referred to in paragraph 1.10.11 above) and request a copy of this document, the accompanying form of proxy and a blank Tender Form (as appropriate) to be sent to his registered address as recorded in the Register.

4. EFFECT OF ACCEPTANCE OF THE OFFER BY QUALIFYING SHAREHOLDERS

Each Qualifying Shareholder by whom, or on whose behalf, a Tender Form is executed irrevocably undertakes, represents, warrants and agrees to and with the Company and SHK (so as to bind him, his personal representatives, heirs, successors and assigns) to the effect:—

4.1 Execution

that the execution of the Tender Form, whether or not any boxes are completed, shall constitute an acceptance by the relevant Qualifying Shareholder of the Offer in respect of the number of the Shares inserted or deemed to be inserted in Box 1 of the Tender Form on and subject to the terms and conditions set out or referred to in this document and the Tender Form and that, once lodged, such acceptance will be irrevocable.

4.2 Deeming Provisions

that the following provisions apply in the case of incorrectly completed, incomplete or illegible Tender Forms:

4.2.1 if Box 1 of the Tender Form is not completed at all, the Qualifying Shareholder is deemed to have accepted the Offer in respect of all the Shares of which he is registered as the holder (the "Tendered Shares", subject to scaling down);

4.2.2 if the total number of Shares inserted in Box 1 of the Tender Form is greater than the relevant Qualifying Shareholder's Tendered Shares, such Qualifying Shareholder will be deemed to have accepted the Offer in regard to such number of Shares as shall be equal to the number of his Tendered Shares, subject to scaling down;

4.2.3 if any mark other than a legible number (including a tick, a cross, a circle, a word and an illegible number) is entered in Box 1 of the Tender Form, the Qualifying Shareholder will be deemed to have accepted the Offer in regard to such number of Shares as shall be equal to the number of his Tendered Shares, subject to scaling down at the Offer Price,

provided that:

(i) if any legible number(s) is/are entered in Box 1, such Qualifying Shareholder will be deemed to have first accepted the Offer in regard to such number of Shares as shall be equal to the number of his Tendered Shares, subject to scaling down at the Offer Price; and

(ii) any residual of a mark which clearly indicates an intention to erase or alter the relevant selection will be disregarded for the purpose of this paragraph 4.2.3.

4.2.4 the above deeming provisions will be applied by the Company or its agent(s) in such manner as they see fit so as to give effect to the Tender Form in accordance with such instructions as may appear to the Company or its agent(s) to be the relevant Qualifying Shareholder's intention; and

4.2.5 if the Tender Form is not completed strictly in accordance with the instructions set out in the Tender Form, the Company reserves the right to treat the Tender Form as valid to the extent that it may deem the Tender Form to have been completed in accordance with such instructions as may appear to the Company or its agent(s) to be the relevant Qualifying Shareholder's intention.

4.3 Representations and Warranties

4.3.1 that he has full power and authority to tender, sell, assign and transfer all the Shares (together with all rights attaching thereto) specified in such Tender Form for repurchase and that the Shares are fully paid, free from all liens, charges, encumbrances, equitable interests, rights of preemption or other third party rights of any nature and together with all rights attaching thereto on or after 4 June 2004 (including the right to any dividends paid on or after 4 June 2004); and

4.3.2 that if he is resident in or a citizen of a jurisdiction outside Hong Kong, he has fully observed any applicable legal or other requirements and that the Offer may be made to him or her and may be accepted by him lawfully under the laws of the relevant jurisdiction and that he has not taken or omitted to take any action which will or

may result in the Company, SHK, the Registrars, any of their respective directors or any other person involved in the Offer acting in breach of the legal or regulatory requirements of any territory in connection with the Offer or his acceptance thereof.

4.4 Appointment and Authority

that the execution of the Tender Form subject to the Offer becoming unconditional, constitutes:

4.4.1 the irrevocable appointment of any director or officer of the Company or SHK, or such other person as any of them may direct, as such Qualifying Shareholder's agent ("Agent"); and

4.4.2 an irrevocable instruction to the Agent to complete and execute the Tender Form and/or any other document at the Agent's discretion on behalf of the person accepting the Offer and to do any other acts or things as may in the opinion of the Agent be necessary, expedient or desirable for the purpose of the Company repurchasing some or all of the Shares (as the Company may in its absolute discretion determine) in respect of which such person has accepted (or is deemed to have accepted) the Offer.

4.5 Undertakings

that by executing the Tender Form, he:

4.5.1 agrees to ratify and confirm each and every act or thing which may be done or effected by the Company or any Agent in the proper exercise of its or his powers and/or authorities under the terms of the Offer;

4.5.2 undertakes to deliver to the Registrars the share certificate(s), transfer receipt(s) and/or any other document(s) of title in respect of the Shares for which the Offer is (or is deemed to be) accepted, or an indemnity or indemnities acceptable to the Company in lieu thereof, or to procure the delivery of such document(s) to such person as soon as possible thereafter and, in any event, no later than the Latest Acceptance Time;

4.5.3 accepts that the provisions of the Tender Form and the other terms and conditions in this document are deemed to be incorporated into the terms and conditions of the Offer;

4.5.4 undertakes to execute any further documents, take any further action and give any further assurances which may be required in connection with his acceptance of the Offer as the Company may consider to be necessary, expedient or desirable, including without limitation, to complete the repurchase of any Shares in respect of which he has accepted or is deemed to have accepted the Offer free from all liens,

charges, encumbrances, equitable interests, rights of pre-emption or other third party rights of any nature and together with all rights attaching thereto on or after 4 June 2004 and/or to perfect any of the authorities expressed to be given hereunder;

4.5.5 authorises the Company or the Agent to procure the despatch by post of the consideration to which he is entitled at his risk to the first-named holder at his registered address in Box 4 of the Tender Form; and

4.5.6 submits to the jurisdiction of the courts of Hong Kong in relation to all matters arising out of or in connection with the Offer or the Tender Form.

5. ANNOUNCEMENTS

5.1 Following the SGM at which the Offer and the Whitewash Waiver are to be approved by the Independent Shareholders, the Company will announce through the Stock Exchange the result of the meeting and whether or not the Offer has become unconditional. Such announcement will be published in newspapers on the following Business Day.

5.2 By 6:00 p.m. (or such later time as the Executive may permit) on the close of the Offer, the Company shall inform the Executive and the Stock Exchange of its decision in relation to the revision, extension or expiry of the Offer (if any) and shall publish a teletext announcement through the Stock Exchange by 7:00 p.m. on such date stating whether the Offer has been revised or extended or expired. A draft of such teletext announcement must be submitted to the Executive and the Stock Exchange by 6:00 p.m. for clearance and publication through the website of the Stock Exchange by 7:00 p.m. on the same day. The announcement will be published in newspapers on the following Business Day and shall (except in the case of lapse of the Offer) specify the total number of the Shares (and rights over Shares) that have been accepted for repurchase by the Company pursuant to the Offer, the total number of the Shares (and rights over Shares) held, controlled or directed by the Company or persons acting in concert with the Company (if any) before 4 June 2004 (where appropriate), the total number of the Shares (and rights over Shares) acquired or agreed to be acquired during the Offer period (being the period between 4 June 2004 and the closing date of the Offer) by the Company or any persons acting in concert with it, the total number of the Shares, as nearly as practicable, for which valid tenders for repurchase have been received.

The Company has sought and obtained from the Executive a variation from the requirements of Note 7 to Rule 19 of the Takeovers Code such that the announcement of results of the Offer described in the paragraph above will not include details of the way in which each Accepting Shareholder's pro-rata entitlement in respect of the Excess Tenders was determined. The Executive has consented that the announcement by the Company of such information may be delayed and may be made on the Business Day immediately following the closing date of the Offer. The announcement will be published in newspapers in the manner described in paragraph 5.4 below on the following Business Day.

5.3 In calculating the number of the Shares represented by a Tender Form, there may be included or excluded for announcement purposes acceptances which are not in all respects in order or are subject to verification.

5.4 As required under the Repurchase Code, the Takeovers Code and the Listing Rules, all announcements in relation to the Offer will be published as a paid announcement in at least one leading English language newspaper and one leading Chinese language newspaper, being in each case a newspaper which is published daily and circulating generally in Hong Kong. In addition, the announcement will be submitted to the Executive and the Stock Exchange in electronic form in accordance with their requirements from time to time for publication on their respective websites.

6. INTERPRETATION

6.1 A reference in this document to a Qualifying Shareholder includes a reference to a person(s) who, by reason of an acquisition or transfer of Shares, is entitled to execute a Tender Form and in the event of more than one person executing a Tender Form, the provisions of this document apply to them jointly and severally.

6.2 A reference in this document and the Tender Form to the masculine gender includes the feminine and neuter genders, and a reference to the singular includes the plural, and vice versa.

1. SUMMARY FINANCIAL INFORMATION

Set out below is a summary of the audited consolidated results of the Group for each of the three years ended 31 December 2003 extracted from the Company's annual report for the years ended 31 December 2001, 2002 and 2003.

Results

	For the year ended 31 December		
	2003	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*
Turnover	487,708	1,292,852	2,339,466
Profit/(Loss) from operations	161,509	(582,355)	(678,024)
Finance costs	(545)	(603)	(7,360)
Gain on expiry of warrants	90,369	—	—
Gain on disposal of subsidiaries	41,109	—	—
Impairment loss recognised in respect of goodwill	—	(2,250)	(30,035)
Loss on deemed acquisition of additional interest in a subsidiary	—	—	(4,458)
Loss on disposal of an associate	—	(9,085)	—
Share of results of associates	—	(9,005)	(12,593)
Share of results of a jointly controlled entity	(28)	(119)	(170)
Profit/(Loss) before taxation	292,414	(603,417)	(732,640)
Taxation	(336)	198	2,002
Profit/(Loss) before minority interests	292,078	(603,219)	(730,638)
Minority interests	—	305	13,384
Profit/(Loss) for the year	292,078	(602,914)	(717,254)
Dividends	18,574	—	46,432
	HK$	*HK$*	*HK$*
Earnings/(Loss) per Share			
— Basic and diluted	0.79	(1.62)	(1.93)*
Dividends per Share	0.05	—	0.13*

* For comparison purpose, earnings/(loss) per Share and dividends per Share have been adjusted by multiplying 25 to take into account the Share consolidation which came into effect on 15 July 2003.

2. FINANCIAL INFORMATION FOR THE YEAR ENDED 31 DECEMBER 2003

Set out below is extracted from the audited financial statements of the Group as contained in the Company's annual report for the year ended 31 December 2003.

Consolidated Income Statement

For the year ended 31 December 2003

	NOTES	2003 HK$'000	2002 HK$'000
Turnover	4	487,708	1,292,852
Cost of sales		(428,844)	(1,407,528)
Gross profit/(loss)		58,864	(114,676)
Net gain/(losses) on investments	6	121,362	(404,234)
Other operating income	7	19,988	18,715
Distribution costs		(6,621)	(12,689)
Administrative expenses		(28,150)	(52,530)
Other operating expenses		(3,934)	(16,941)
Profit/(Loss) from operations	8	161,509	(582,355)
Finance costs	9	(545)	(603)
Gain on expiry of warrants	28(e)	90,369	—
Gain on disposal of subsidiaries	11	41,109	—
Impairment loss recognised in respect of goodwill	12	—	(2,250)
Loss on disposal of an associate	13	—	(9,085)
Share of results of associates	13	—	(9,005)
Share of result of a jointly controlled entity		(28)	(119)
Profit/(Loss) before taxation		292,414	(603,417)
Tax (charge)/credit	14	(336)	198
Profit/(Loss) before minority interests		292,078	(603,219)
Minority interests		—	305
Profit/(Loss) for the year		292,078	(602,914)
Dividends	15		
— Interim dividend paid		3,715	—
— Final dividend proposed		14,859	—
Earnings/(Loss) per share	16		
— Basic and diluted		HK$0.79	HK$(1.62)

Consolidated Balance Sheet

At 31 December 2003

	NOTES	2003 HK$'000	2002 HK$'000
Non-current assets			
Investment properties	17	31,550	32,610
Property, plant and equipment	18	12,333	14,194
Interest in a jointly controlled entity	20	—	1,926
Investments in securities	21	388,115	284,306
Other non-current assets		528	745
		432,526	333,781
Current assets			
Inventories	22	5,139	10,315
Investments in securities	21	457,441	449,471
Debtors, deposits and prepayments	23	40,935	23,103
Loan receivables	24	25,827	5,000
Pledged bank deposits	34	26,988	7,567
Bank balances and cash		134,600	81,536
		690,930	576,992
Current liabilities			
Creditors and accrued charges	25	8,390	59,650
Customers' deposits and receipts in advance		7,229	47,030
Amount due to a jointly controlled entity	26	—	1,200
Taxation payable		4,300	4,127
		19,919	112,007
Net current assets		671,011	464,985
Net assets		1,103,537	798,766
Capital and reserves			
Share capital	28	3,715	92,865
Reserves		1,099,822	705,901
Total capital and reserves		1,103,537	798,766

Balance Sheet

At 31 December 2003

	NOTES	2003 HK$'000	2002 HK$'000
Non-current assets			
Interests in subsidiaries	19	2,097,037	2,277,266
Current assets			
Deposits and prepayments		267	187
Bank balances and cash		120,952	73,260
		121,219	73,447
Current liabilities			
Accrued charges		1,082	1,478
Net current assets		120,137	71,969
Total assets less current liabilities		2,217,174	2,349,235
Non-current liabilities			
Amounts due to subsidiaries	27	1,339,309	1,461,389
Net assets		877,865	887,846
Capital and reserves			
Share capital	28	3,715	92,865
Reserves	29	874,150	794,981
Total capital and reserves		877,865	887,846

Consolidated Statement of Changes in Equity

For the year ended 31 December 2003

	Share capital HK$'000	Share premium HK$'000	Negative goodwill HK$'000	Goodwill HK$'000	Warrant reserve HK$'000	Asset revaluation reserve HK$'000	Capital redemption reserve HK$'000	Translation reserve HK$'000	Retained profit/ (deficit) HK$'000	Total HK$'000
At 1 January 2002	92,865	1,135,685	32,883	(1,237)	90,381	(169,118)	1,922	2,140	137,766	1,323,287
Revaluation decrease of other investments and loss not recognised in the consolidated income statement	—	—	—	—	—	(8,236)	—	—	—	(8,236)
Impairment loss recognised in respect of other investments	—	—	—	—	—	86,629	—	—	—	86,629
Loss for the year	—	—	—	—	—	—	—	—	(602,914)	(602,914)
At 31 December 2002	92,865	1,135,685	32,883	(1,237)	90,381	(90,725)	1,922	2,140	(465,148)	798,766
Revaluation increase of other investments	—	—	—	—	—	52,280	—	—	—	52,280
Exchange differences arising from translation of financial statements of overseas subsidiaries	—	—	—	—	—	—	—	(2,015)	—	(2,015)
Net gain/(loss) not recognised in the consolidated income statement	—	—	—	—	—	52,280	—	(2,015)	—	50,265
Shares issued at premium as a result of exercise of warrants	2	87	—	—	(12)	—	—	—	—	77
Reduction of deficit by capital reorganisation and share premium reduction (note 28)	(89,152)	(375,996)	—	—	—	—	—	—	465,148	—
Gain on expiry of warrants recognised in the income statement	—	—	—	—	(90,369)	—	—	—	—	(90,369)
Released upon disposal of subsidiaries	—	—	—	1,237	—	—	—	(125)	—	1,112
Release of revaluation reserve arising from the disposal of other investments	—	—	—	—	—	55,323	—	—	—	55,323
Profit for the year	—	—	—	—	—	—	—	—	292,078	292,078
Interim dividend paid	—	—	—	—	—	—	—	—	(3,715)	(3,715)
At 31 December 2003	3,715	759,776	32,883	—	—	16,878	1,922	—	288,363	1,103,537

Consolidated Cash Flow Statement

For the year ended 31 December 2003

	2003	2002
	HK$'000	*HK$'000*
OPERATING ACTIVITIES		
Profit/(Loss) from operations	161,509	(582,355)
Adjustments for:		
Interest income	(10,103)	(1,910)
Depreciation and amortisation of property, plant and equipment	1,461	4,049
Impairment loss recognised in respect of other non-current assets	124	—
Impairment loss recognised in respect of property, plant and equipment	—	6,562
Gain on realisation of other listed investments	—	(8,091)
Loss on disposal of other non-current assets	—	200
Loss on disposal of property, plant and equipment	398	822
Net realised and unrealised (gain)/losses on investments	(123,771)	325,696
Impairment loss recognised in respect of other investments	—	86,629
Impairment loss recognised in respect of trading investment	2,409	—
Revaluation decrease of investment properties	1,060	270
Revaluation decrease of leasehold land and buildings	68	48
Allowance for bad debts	—	13,180
Write back of:		
— provision for litigation costs	—	(7,459)
— allowance for bad debts	—	(10,000)
— long outstanding payables	—	(5,166)
Operating cash flow before movements in working capital	33,155	(177,525)
Decrease in inventories	3,503	2,596
Decrease in trading investments	67,836	87,225
(Increase)/decrease in debtors, deposits and prepayments	(23,661)	51,990
Increase in loan receivables	(20,827)	(5,000)
Increase/(decrease) in creditors and accrued charges	419	(65,579)
Decrease in customers' deposits and receipts in advance	(39,801)	(44,556)
Increase in amount due to a jointly controlled entity	—	1,200
Cash from/(used in) operating activities	20,624	(149,649)
Tax paid	(171)	(14)
Interest paid	(545)	(603)
Dividend paid	(3,715)	—
NET CASH FROM/(USED IN) OPERATING ACTIVITIES	16,193	(150,266)

	NOTE	2003 HK$'000	2002 HK$'000
INVESTING ACTIVITIES			
Proceeds from disposal of other investments		63,835	12,991
Interest received		10,103	1,910
Proceeds from disposal of property, plant and equipment		13	388
Increase in pledged bank deposits		(19,421)	(7,567)
Purchase of other investments		(14,485)	(24,175)
Net cash outflow from disposal of subsidiaries	30	(800)	—
Purchase of property, plant and equipment		(277)	(1,295)
Net proceeds from disposal of an associate		—	37,494
Proceeds from disposal of other non-current assets		—	810
Purchase of additional interest in a subsidiary		—	(2,250)
Purchase of interest in an associate		—	(1,007)
NET CASH FROM INVESTING ACTIVITIES		38,968	17,299
FINANCING ACTIVITIES			
New bank loans raised		170,067	512,882
Proceeds from exercise of warrants		77	—
Repayment of bank loans		(170,067)	(512,882)
NET CASH FROM FINANCING ACTIVITIES		77	—
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		55,238	(132,967)
EFFECT OF CHANGES IN FOREIGN EXCHANGE RATE		(2,174)	—
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		81,536	214,503
CASH AND CASH EQUIVALENTS AT END OF THE YEAR, represented by bank balances and cash		134,600	81,536

Notes to the Financial Statements

For the year ended 31 December 2003

1. GENERAL

The Company is incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company is an investment holding company. The activities of its principal subsidiaries are set out in note 39.

2. ADOPTION OF HONG KONG FINANCIAL REPORTING STANDARD

In the current year, the Group has adopted the Hong Kong Financial Reporting Standard ("HKFRS") — the revised Statement of Standard Accounting Practice ("SSAP") 12 "Income Taxes" ("SSAP 12 Revised"), issued by the Hong Kong Society of Accountants ("HKSA"). The term of HKFRS is inclusive of SSAP and Interpretations approved by the HKSA. The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions.

The adoption of this SSAP has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of investment properties, land and buildings, and investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant inter-company transactions and balances within the Group are eliminated on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition.

Goodwill arising on acquisitions prior to 1 January 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary, associate or jointly controlled entity or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions after 1 January 2001 is capitalised and amortised on a straight line basis over its useful economic life. Goodwill arising on the acquisition of associate or jointly controlled entity is included within the carrying amount of the associate or jointly controlled entity. Goodwill arising on the acquisition of subsidiary is presented separately in the balance sheet.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of unamortised goodwill/goodwill previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisitions of subsidiaries prior to 1 January 2001 continues to be held in reserves and will be credited to income at the time of disposal of the relevant subsidiary.

Negative goodwill arising on acquisitions of subsidiaries, associates or jointly controlled entities after 1 January 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition but which do not represent identifiable liabilities at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill not exceeding aggregate fair values of acquired identified non-monetary assets is recognised as income on a straight line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

Revenue recognition

Trading of securities is recognised when the relevant transaction is executed.

Sales of goods are recognised when goods are delivered and title has passed.

Dividend income from investments is recognised when the Group's rights to receive payment have been established.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Rental income, including rental invoiced in advance from properties let under operating leases, is recognised on a straight line basis over the lease terms.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuations at the balance sheet date. Any revaluation increase or decrease of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which

case the excess of the revaluation decrease over the balance on the investment property revaluation reserve is charged to the income statement. Where a revaluation decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided in respect of investment properties except where the unexpired term, including the renewable period, of the relevant lease is twenty years or less.

Property, plant and equipment

Property, plant and equipment are stated at cost or valuation less depreciation, amortisation and any identified impairment losses.

Land and buildings are stated in the balance sheet at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation and amortisation and any subsequent impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date.

Any revaluation increase arising on revaluation of land and buildings is credited to the asset revaluation reserve except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on revaluation of land and buildings is dealt with as an expense to the extent that it exceeds the balance, if any, held in asset revaluation reserve relating to a previous revaluation of that particular property. On the subsequent sale of land and buildings, the attributable revaluation increase not yet transferred to retained profits in prior years is transferred to retained profits.

Depreciation and amortisation is provided to write off the cost or valuation of property, plant and equipment over their estimated useful lives, using the straight line method, at the following rates per annum:

Leasehold land	Over the remaining lease terms
Buildings	Over the shorter of the lease terms or 30-50 years
Computer and electronic equipment	20%
Furniture and fixtures	20% - 50%
Motor vehicles	20% - 50%

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statements.

Subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates less any identified impairment loss.

When the Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate, except where unrealised losses provide evidence of an impairment of the asset transferred.

Jointly controlled entity

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The Group's interests in jointly controlled entities are included in the consolidated balance sheet at the Group's share of the net assets of the jointly controlled entities less any identified impairment loss. The Group's share of the post-acquisition results of its jointly controlled entities is included in the consolidated income statement.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

At subsequent reporting dates, debt securities that the Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, less any impairment loss recognised to reflect irrecoverable amounts.

All securities other than held-to-maturity debt securities are measured at subsequent reporting dates at fair value.

Where securities are held for trading purposes, unrealised gains and losses are included in net profit or loss for the period. For other securities, unrealised gains and losses are dealt with in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss is included in net profit or loss for the period.

Inventories

Inventories, representing trade merchandise, are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Other non-current assets

Other non-current assets represents club debentures carried at cost less any identified impairment loss.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another SSAP, in which case the impairment loss is treated as a revaluation decrease under that SSAP.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another SSAP, in which case the reversal of the impairment loss is treated as a revaluation increase.

Derivatives used for trading and investment

Derivatives used in the Group's trading activities are recorded at fair value, and unrealised gains and losses are reflected in the income statement. The fair values of the trading positions generally are based on listed market prices. If listed market prices are not available or if the liquidation of the Group positions would reasonably be expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations and price quotations for similar instruments traded in different markets, including markets located in different geographic areas. Fair values for certain derivative contracts are derived from pricing models which consider current market and contractual prices for the underlying financial instruments or commodities, as well as time value and yield curve or volatility factors underlying the positions.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax asset is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised on a straight line basis over the term of the relevant lease.

The Group as lessee

Rentals payable under operating leases are charged as expenses on a straight line basis over the term of the relevant lease.

Retirement benefits scheme

Payments to the Group's defined contribution scheme or Mandatory Provident Fund Scheme or the central pension scheme are charged as an expense as they fall due.

Foreign currencies

Transactions in currencies other than Hong Kong dollars are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities, denominated in such currencies are re-translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange included in net profit or loss for the year.

On consolidation, the assets and liabilities of the Group's overseas operations denominated in currencies other than Hong Kong dollars are translated into Hong Kong dollars at the exchange rates prevailing on the balance sheet date. Income and expense items denominated in currencies other than Hong Kong dollars are translated into Hong Kong dollars at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or expense in the period in which the operation is disposed of.

4. TURNOVER

	2003	**2002**
	HK$'000	*HK$'000*
Sales of mobile phones	98,775	168,241
Proceeds from sales of listed trading investments	381,237	1,102,900
Dividend income from listed investments	6,662	10,493
Other communication products	1,034	11,218
	487,708	1,292,852

5. BUSINESS AND GEOGRAPHICAL INFORMATION

Business segments

For management purposes, the Group is currently organised into two main operating divisions — mobile phone distribution, and securities trading and investments. Others mainly represent sales of other communication products and rental income earned during the year. These divisions are the basis on which the Group reports its primary segment information.

Segment information about these businesses is presented below:

For the year ended 31 December 2003

	Mobile phone distribution	Securities trading and investments	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Revenue				
External sales	98,775	387,899	1,034	487,708
Other operating income	—	7,275	3,096	10,371
	98,775	395,174	4,130	498,079
Result				
Segment result	1,301	174,471	(3,037)	172,735
Unallocated other operating income				9,617
Unallocated corporate expenses				(20,843)
Profit from operations				161,509
Finance costs				(545)
Gain on expiry of warrants				90,369
Gain on disposal of subsidiaries	41,109	—	—	41,109
Share of result of a jointly controlled entity	—	—	(28)	(28)
Profit before taxation				292,414
Tax charge				(336)
Profit for the year				292,078
Balance sheet				
Assets				
Segment assets	37,760	855,176	38,960	931,896
Unallocated corporate assets				191,560
Consolidated total assets				1,123,456
Liabilities				
Segment liabilities	2,740	3,167	1,174	7,081
Unallocated corporate liabilities				12,838
Consolidated total liabilities				19,919

	Mobile phone distribution	Securities trading and investments	Others	Unallocated segment	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Other information					
Capital expenditure	233	—	—	44	277
Depreciation and amortisation	511	—	199	751	1,461
Impairment losses recognised in consolidated income statement	—	2,409	—	124	2,533
Other non-cash expenses	—	—	1,128	398	1,526

For the year ended 31 December 2002

	Mobile phone distribution	Securities trading and investments	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Revenue				
External sales	168,241	1,113,393	11,218	1,292,852
Other operating income	2,412	—	6,652	9,064
	170,653	1,113,393	17,870	1,301,916
Result				
Segment result	(21,015)	(537,490)	(4,925)	(563,430)
Unallocated other operating income				10,420
Unallocated corporate expenses				(29,345)
Loss from operations				(582,355)
Finance costs				(603)
Impairment loss recognised in respect of goodwill	—	(2,250)	—	(2,250)
Loss on disposal of an associate	—	(9,085)	—	(9,085)
Share of results of associates	—	(9,005)	—	(9,005)
Share of result of a jointly controlled entity	—	—	(119)	(119)
Loss before taxation				(603,417)
Tax credit				198
Loss before minority interests				(603,219)
Minority interests				305
Loss for the year				(602,914)

	Mobile phone distribution	Securities trading and investments	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Balance sheet				
Assets				
Segment assets	27,888	736,641	47,931	812,460
Interest in a jointly controlled entity	—	—	1,926	1,926
Unallocated corporate assets	—	—	—	96,387
Consolidated total assets				910,773
Liabilities				
Segment liabilities	39,039	45,830	19,165	104,034
Amount due to a jointly controlled entity	—	—	1,200	1,200
Unallocated corporate liabilities	—	—	—	6,773
Consolidated total liabilities				112,007

	Mobile phone distribution	Securities trading and investments	Others	Unallocated segment	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Other information					
Capital expenditure	88	—	211	996	1,295
Depreciation and amortisation	2,287	—	1,339	423	4,049
Impairment losses recognised in consolidated income statement	3,711	88,879	2,334	517	95,441
Other non-cash expenses	13	279,975	438	689	281,115

Geographical segments

The Group's operations are located in Hong Kong and Mainland China ("China").

The Group's distribution of mobile phones is carried out in Hong Kong and China. Securities trading and investment are carried out in Hong Kong.

The following table provides an analysis of the Group's revenue by geographical market:

	Revenue by geographical market	
	2003	2002
	HK$'000	*HK$'000*
Hong Kong	495,795	1,229,841
China	2,284	72,075
	498,079	1,301,916

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment	
	At 31.12.2003	At 31.12.2002	Year ended 31.12.2003	Year ended 31.12.2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	1,098,756	879,698	277	731
China	24,700	31,075	—	564
	1,123,456	910,773	277	1,295

6. NET GAIN/(LOSSES) ON INVESTMENTS

	2003	2002
	HK$'000	*HK$'000*
Gain on realisation of other listed investments	—	8,091
Net realised loss on derivatives	(14,205)	(48,167)
Net unrealised gain/(loss) on trading investments	137,976	(200,017)
Net unrealised loss on derivatives	—	(79,958)
Impairment loss recognised in respect of other investments (Note a)	—	(86,629)
Impairment loss recognised in respect of trading investment (Note b)	(2,409)	—
Net realised gain on corporate bonds	—	2,446
	121,362	(404,234)

Notes:

(a) Pursuant to the offer made by Sun Hung Kai & Co. Limited ("SHK") to its shareholders to repurchase up to 325,600,000 shares of SHK at a price of HK$1.3 per share of SHK to be paid by cash of HK$0.3 and by debt securities of HK$1.0 in November 2002, the Group undertook to tender at least 152,760,720 shares of SHK in November 2002 and subsequently realised 212,782,450 shares of SHK at a price of HK$1.3 per share in February 2003. The directors of the Company (the "Director(s)") determined that the value of these 212,782,450 shares of SHK was impaired and the impairment loss was transferred from the asset revaluation reserve to consolidated income statement during the year ended 31 December 2002.

(b) The listing of one of the trading securities was cancelled on 19 January 2004. The Directors are of the opinion that the value of the trading investment was fully impaired.

7. OTHER OPERATING INCOME

	2003	2002
	HK$'000	*HK$'000*
Interest income from:		
— Debt securities	7,275	—
— Banks	479	1,351
— Loan receivables	2,206	63
— Others	143	496
	10,103	1,910
Compensation from litigation (Note)	4,941	—
Rental income from properties under operating leases after outgoings of HK$253,000 (2002: HK$162,000)	3,096	6,308
Service income	—	2,412
Maintenance income	—	344
Write back of long outstanding payables	—	5,166
Others	1,848	2,575
	19,988	18,715

Note: Included a compensation of HK$4,778,000 as settlement in respect of a litigation which was made against ex-employees for damages in relation to their improper behaviour.

8. PROFIT/(LOSS) FROM OPERATIONS

	2003	2002
	HK$'000	*HK$'000*
Profit/(Loss) from operations has been arrived at after charging/(crediting):		
Auditors' remuneration	620	700
Cost of inventories recognised as expenses	90,182	173,628
Redundancy and severance payments	—	1,243
Revaluation decrease of investment properties	1,060	270
Revaluation decrease of leasehold land and buildings	68	48
Depreciation and amortisation of property, plant and equipment	1,461	4,049
Impairment loss recognised in respect of property, plant and equipment	—	6,562
Impairment loss recognised in respect of other non-current assets	124	—
Loss on disposal of property, plant and equipment	398	822
Staff costs, inclusive of directors' emoluments	12,478	19,080
Allowance for bad debts	—	13,180
Write back of:		
— provision for litigation costs	—	(7,459)
— allowance for bad debts	—	(10,000)

9. FINANCE COSTS

The amounts represent interest on bank and other borrowings wholly repayable within five years.

10. DIRECTORS' EMOLUMENTS AND HIGHEST PAID INDIVIDUALS

Directors' emoluments

The Directors' emoluments are analysed as follows:

	2003	2002
	HK$'000	*HK$'000*
Fees:		
Executive Directors	—	—
Non-executive Directors	—	63
Independent Non-executive Directors	267	200
	267	263
Other emoluments to Executive Directors:		
Salaries and other benefits	1,709	848
Retirement benefits scheme contributions	45	36
Total Directors' emoluments	2,021	1,147

The emoluments of the Directors are within the following bands:

	2003 Number of Directors	2002 Number of Directors
Nil to HK$1,000,000	6	8

There was no compensation for loss of office paid to Directors or former Directors and no Director waived any emoluments for each of the two years ended 31 December 2003.

Highest paid individuals

During the year, the five highest paid individuals included two Directors (2002: Nil), details of which are set out above. The emoluments for the remaining three (2002: five) highest paid individuals of the Group are as follows:

	2003 *HK$'000*	2002 *HK$'000*
Salaries and other benefits	1,958	3,686
Retirement benefits scheme contributions	61	160
	2,019	3,846

The emoluments are within the following bands:

	2003 Number of employees	2002 Number of employees
Nil to HK$1,000,000	3	4
HK$1,000,001 to HK$1,500,000	—	1

11. GAIN ON DISPOSAL OF SUBSIDIARIES

In March 2003, Fulltime Profits Limited, an indirect wholly-owned subsidiary of the Company, and its subsidiaries ("Fulltime Group"), which engaged in mobile phone distribution and the intelligent building system integration business in China (collectively the "China Operations") were disposed of to an independent third party at a nominal consideration of HK$1. The disposal was completed on 29 March 2003, on which date the control of the China Operations was passed to the acquirer.

The results of the China Operations for the period from 1 January 2003 to 29 March 2003, which have been included in the consolidated income statement, were as follows:

	1.1.2003 to 29.3.2003	**1.1.2002 to 31.12.2002**
	HK$'000	*HK$'000*
Turnover	1,062	68,115
Other operating income	—	3,456
Operating costs	(2,034)	(100,309)
Finance costs	—	(430)
Share of result of a jointly controlled entity	(28)	(119)
Loss for the period/year	(1,000)	(29,287)

During the year, the China Operations did not make a significant contribution to the net cash flows on the results of the Group.

During the year ended 31 December 2002, the China Operations used HK$11 million from the Group's net operating cash flows, received HK$0.5 million in respect of investing activities and paid HK$27 million in respect of financing activities.

The carrying amounts of the assets and liabilities of the China Operations at the date of disposal are set out in note 30.

A gain of HK$41,109,000 arose on the disposal of the China Operations, being the proceeds of disposal less the carrying amount of net liabilities of Fulltime Group at the date of disposal, attributable goodwill and translation reserve (see note 30). No tax charge or credit arose from the transaction.

12. IMPAIRMENT LOSS RECOGNISED IN RESPECT OF GOODWILL

In the last year, the Directors had assessed the recoverable amount of the goodwill arising from the acquisition of additional interest in a subsidiary amounting to HK$2,250,000. The Directors identified that the goodwill to be impaired since the subsidiary had sustained losses for several years and continued suffering losses from its operations. Accordingly, the entire amount had been charged to the consolidated income statement in last year.

13. SHARE OF RESULTS OF ASSOCIATES AND LOSS ON DISPOSAL OF AN ASSOCIATE

The share of results of associates for the year ended 31 December 2002 mainly included the results of Millennium Group Limited ("MGL") up to 30 June 2002 in accordance with the Group's accounting policy. In August 2002, the Group realised the entire interest in MGL, for consideration of HK$37,494,000 (net of expenses) at a loss of HK$9,085,000.

14. TAX (CHARGE)/CREDIT

	2003	2002
	HK$'000	*HK$'000*
Current tax:		
Income tax in China	(104)	—
Underprovision in prior years		
Hong Kong	(3)	—
China	(229)	—
	(336)	—
Share of tax credit of associates	—	198
	(336)	198

Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) of the estimated assessable profit for the year.

No provision for Hong Kong Profits Tax has been made in the financial statements as the Group had no assessable profit for both years.

In June 2003, the Hong Kong Profits Tax rate was increased from 16% to 17.5% with effect from the 2003/2004 year of assessment. The effect of this increase has been reflected in the calculation of current and deferred tax balances at the balance sheet date.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdiction.

The (charge)/credit for the year ended 31 December 2003 and 31 December 2002 can be reconciled to the profit/(loss) per the income statement as follows:

	2003	2002
	HK$'000	*HK$'000*
Profit/(Loss) before taxation	292,414	(603,417)
Tax at the domestic income tax rate of 17.5% (2002: 16%)	(51,172)	96,547
Tax effect of expenses that are not deductible	(17,707)	(41,687)
Tax effect of income that are not taxable	32,647	21,700
Utilisation of tax losses previously not recognised	39,972	149
Tax effect of tax losses not recognised	(3,799)	(75,047)
Underprovision in respect of prior years	(232)	—
Effect of different tax rates of subsidiaries operating in other jurisdictions	(49)	—
Others	4	(1,464)
Tax (charge)/credit for the year	(336)	198

15. DIVIDENDS

	2003	2002
	HK$'000	*HK$'000*
Ordinary shares:		
Interim dividend paid — HK$0.01 per share (2002: Nil)	3,715	—
Final dividend proposed — HK$0.04 per share (2002: Nil)	14,859	—

The final dividend of HK$0.04 per share has been proposed by the Directors and is subject to approval by the shareholders of the Company in the forthcoming annual general meeting.

16. EARNINGS/(LOSS) PER SHARE

The calculation of basic and diluted earnings/(loss) per share is based on the following data:

	2003	2002
	HK$'000	*HK$'000*
Earnings/(Loss) for the purpose of basic and diluted earnings/(loss) per share	292,078	(602,914)
	Number of shares	**Number of shares**
Weighted average number of ordinary shares for the purposes of basic and diluted earnings/(loss) per share	371,464,499	371,458,494

Loss per share for 2002 has been adjusted for the share consolidation on 15 July 2003, details of which are set out in note 28.

The computation of diluted loss per share for 2002 does not assume the exercise of the Company's outstanding warrants because their exercise price was higher than the average market price for shares. The outstanding warrants expired and lapsed in June 2003, details of which are set out in note 28(e).

17. INVESTMENT PROPERTIES

	THE GROUP
	HK$'000
VALUATION	
At 1 January 2003	32,610
Revaluation decrease	(1,060)
At 31 December 2003	31,550

The Group's investment properties are analysed as follows:

	2003	2002
	HK$'000	*HK$'000*
Properties held under medium term leases:		
— in Hong Kong	14,850	15,610
— in China	16,700	17,000
	31,550	32,610

The Group's investment properties were revalued at 31 December 2003 by DTZ Debenham Tie Leung Limited, a firm of independent professional property valuers, on an open market value basis. The resulting revaluation decrease of HK$1,060,000 (2002: HK$270,000) has been charged to the consolidated income statement.

All the investment properties of the Group are rented out under operating leases.

18. PROPERTY, PLANT AND EQUIPMENT

	Leasehold land and buildings	Computer and electronic equipment	Furniture and fixtures	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP					
COST OR VALUATION					
At 1 January 2003	10,935	11,567	7,959	1,796	32,257
Exchange adjustments	—	403	25	41	469
Additions	—	8	269	—	277
Disposals	—	(3,893)	(5,136)	(607)	(9,636)
Disposal of subsidiaries	—	(5,997)	(352)	(729)	(7,078)
Revaluation decrease	(310)	—	—	—	(310)
At 31 December 2003	10,625	2,088	2,765	501	15,979
Comprising:					
At cost	—	2,088	2,765	501	5,354
At valuation — 2003	10,625	—	—	—	10,625
	10,625	2,088	2,765	501	15,979
DEPRECIATION AND AMORTISATION AND IMPAIRMENT LOSS					
At 1 January 2003	—	9,539	6,917	1,607	18,063
Exchange adjustments	—	361	24	30	415
Provided for the year	242	662	412	145	1,461
Eliminated on disposals	—	(3,523)	(5,095)	(607)	(9,225)
Eliminated on disposal of subsidiaries	—	(5,816)	(336)	(674)	(6,826)
Eliminated on revaluation	(242)	—	—	—	(242)
At 31 December 2003	—	1,223	1,922	501	3,646
NET BOOK VALUES					
At 31 December 2003	10,625	865	843	—	12,333
At 31 December 2002	10,935	2,028	1,042	189	14,194

The land and buildings of the Group are analysed as follows:

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
Properties situated in Hong Kong, held under medium term leases	4,345	4,505
Properties situated in China, held under:		
— long leases	2,800	2,800
— medium term leases	3,480	3,630
	10,625	10,935

All the land and buildings of the Group were revalued at 31 December 2003 by DTZ Debenham Tie Leung Limited, a firm of independent professional property valuers, on an open market value basis. The resulting revaluation decrease arising on the revaluation of HK$68,000 (2002: HK$48,000) has been charged to the consolidated income statement.

Had all the land and buildings of the Group been carried at cost less accumulated depreciation and amortisation, the carrying values of these properties would have been stated at HK$18,482,000 (2002: HK$18,963,000).

19. INTERESTS IN SUBSIDIARIES

	THE COMPANY	
	2003	2002
	HK$'000	*HK$'000*
Unlisted shares, at cost	32,168	32,168
Amounts due from subsidiaries	3,887,417	4,132,179
	3,919,585	4,164,347
Less: Allowances on amounts due from subsidiaries	(1,822,548)	(1,887,081)
	2,097,037	2,277,266

Particulars of the principal subsidiaries as at 31 December 2003 are set out in note 39.

In the opinion of the Directors, the amounts due from subsidiaries will not be repaid within twelve months from the balance sheet date. Accordingly, they are classified as non-current.

20. INTEREST IN A JOINTLY CONTROLLED ENTITY

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
Share of net assets	—	1,926

The interest in the jointly controlled entity was disposed of by the Group during the year. Details are set out in notes 11 and 30.

21. INVESTMENTS IN SECURITIES

THE GROUP

	Trading investments		Other investments		Total	
	2003	2002	2003	2002	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Equity securities						
— listed in Hong Kong	425,249	333,179	112,045	295,991	537,294	629,170
— listed overseas	22,597	—	29,418	—	52,015	—
— unlisted	—	104,607	—	—	—	104,607
	447,846	437,786	141,463	295,991	589,309	733,777
Debt securities						
— unlisted (Note)	—	—	256,247	—	256,247	—
	447,846	437,786	397,710	295,991	845,556	733,777
Carrying amount analysed for reporting purposes as						
— Non-current	—	—	388,115	284,306	388,115	284,306
— Current	447,846	437,786	9,595	11,685	457,441	449,471
	447,846	437,786	397,710	295,991	845,556	733,777
Market value of listed securities	447,846	333,179	141,463	295,991	589,309	629,170

Note: The debt securities represent the loan notes issued by Sun Hung Kai & Co. Limited ("SHK") and Allied Group Limited ("AG") which formed part of the consideration for the sale of SHK's and AG's shares by the Group during the year. The loan notes bear interest at 4% and 2.25% per annum and are redeemable on or before 7 March 2008 and 15 August 2008, respectively.

As at 31 December 2003, particulars of the Group's investments in the equity securities which exceed 10% of the assets of the Group disclosed pursuant to Section 129(2) of the Hong Kong Companies Ordinance are as follows:

Name of company	Place of incorporation	Class of shares	Percentage of issued share capital held by the Group
Tian An China Investments Company Limited	Hong Kong	Ordinary	10.9%
Allied Group Limited	Hong Kong	Ordinary	7.9%

22. INVENTORIES

	THE GROUP	
	2003	**2002**
	HK$'000	*HK$'000*
Inventories held for resale — finished goods	5,139	10,315

At 31 December 2003, inventories of HK$2,049,000 (2002: HK$782,000) were carried at net realisable values.

23. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group has a policy of allowing an average credit period of 30-90 days to its trade debtors.

An aged analysis of trade debtors is as follows:

	THE GROUP	
	2003	**2002**
	HK$'000	*HK$'000*
Within 90 days	12,471	10,454
91-180 days	7	3,352
	12,478	13,806
Other debtors, deposits and prepayments	28,457	6,849
Net premium paid for derivatives	—	2,448
	40,935	23,103

24. LOAN RECEIVABLES

The loan receivables are unsecured, bear interests at prime rate plus 5% to 15% per annum and are repayable within one year.

25. CREDITORS AND ACCRUED CHARGES

An aged analysis of trade creditors is as follows:

	THE GROUP	
	2003	**2002**
	HK$'000	*HK$'000*
Within 90 days	1,723	4,057
91-180 days	—	377
181-360 days	—	117
Over 360 days	—	8,541
	1,723	13,092
Other creditors and accrued charges	6,667	46,558
	8,390	59,650

26. AMOUNT DUE TO A JOINTLY CONTROLLED ENTITY

The amount due to a jointly controlled entity of the Group was unsecured, interest free and the jointly controlled entity was disposed of during the year.

27. AMOUNTS DUE TO SUBSIDIARIES

The amounts due to subsidiaries of the Company are unsecured, interest free and have no fixed terms of repayment. The subsidiaries confirmed that the repayment of the amounts will not be demanded within the next twelve months from the balance sheet date. Accordingly, the amounts are shown as non-current.

28. SHARE CAPITAL

	Number of shares		Value	
	2003	2002	2003	2002
			HK$'000	*HK$'000*
Ordinary shares of HK$0.01 each				
Authorised:				
At beginning of the year	30,000,000,000	30,000,000,000	300,000	300,000
Capital Reduction (as defined in Note a)	(28,800,000,000)	—	(288,000)	—
Increase during the year (Note d)	28,800,000,000	—	288,000	—
At end of the year	30,000,000,000	30,000,000,000	300,000	300,000
Issued and fully paid:				
At beginning of the year	9,286,462,340	9,286,462,340	92,865	92,865
Warrants exercised (Note e)	256,507	—	2	—
Capital Reorganisation	(8,915,250,094)	—	(89,152)	—
At end of the year	371,468,753	9,286,462,340	3,715	92,865

Notes:

Pursuant to resolutions proposed by the Directors and passed at a special general meeting of the Company held on 14 July 2003 (the "SGM"), the Company carried out a capital reorganisation in the following aspects:

(a) (i) the issued share capital of the Company was reduced by cancelling paid-up capital of HK$0.0096 on each share of nominal value of HK$0.01 in the issued share capital of the Company as at the date of passing of this resolution so that each share was treated as one fully paid-up share of nominal value of HK$0.0004 in the issued share capital of the Company; and

(ii) the value of each of the authorised but unissued shares was reduced from HK$0.01 to HK$0.0004 each so that the authorised share capital of the Company was reduced from HK$300,000,000 to HK$12,000,000 (the "Capital Reduction");

(b) an amount of HK$375,995,500 standing to the credit in the share premium account of the Company as at 31 December 2002 was reduced (the "Share Premium Reduction") and together with the credit amount of HK$89,152,500 arising from the Capital Reduction were applied to eliminate or reduce the deficit of the Company with accumulated balance of HK$465,890,000 as at 31 December 2002 in accordance with the Bye-laws of the Company and the applicable laws of Bermuda;

(c) every 25 reduced shares of HK$0.0004 each was consolidated (the "Share Consolidation") into one new share of nominal value of HK$0.01 each (the "New Shares"); and

(d) the authorised share capital of the Company was increased from HK$12,000,000 to HK$300,000,000 by the creation of an additional 28,800,000,000 unissued New Shares in the capital of the Company following completion of the Capital Reduction and Share Consolidation (altogether the "Capital Reorganisation").

The Capital Reorganisation became effective on 15 July 2003.

(e) Warrants

During the year ended 31 December 2000, 1,856,688,098 warrants in the value of HK$557,006,000 were issued at HK$0.05 on the basis of one warrant for every five ordinary shares held on 15 May 2000. Each warrant entitled the holder to subscribe in cash at a price of HK$0.30 each, subject to adjustment, for one ordinary share in the Company, at any time from the date of issue up to 6 June 2003 (both days inclusive).

During the year, 256,507 warrants in the value of HK$77,000 were exercised to subscribe for 256,507 ordinary shares of the Company at an exercise price of HK$0.30 per share. The remaining 1,856,409,741 warrants in the value of HK$556,923,000 expired and lapsed on 6 June 2003. Accordingly, the warrant reserve of HK$90,369,000 was released to the income statement.

29. RESERVES

	Share premium	Contributed surplus	Capital redemption reserve	Warrant reserve	Retained profit/ (deficit)	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE COMPANY						
At 1 January 2002	1,135,685	32,883	1,922	90,381	(30,532)	1,230,339
Loss for the year	—	—	—	—	(435,358)	(435,358)
At 31 December 2002	1,135,685	32,883	1,922	90,381	(465,890)	794,981
Premium arose on exercise of warrants	87	—	—	(12)	—	75
Gain on expiry of warrants recognised in the income statement	—	—	—	(90,369)	—	(90,369)
Reduction of deficit by capital reorganisation and share premium reduction	(375,996)	—	—	—	465,148	89,152
Profit for the year	—	—	—	—	84,026	84,026
Interim dividend paid	—	—	—	—	(3,715)	(3,715)
At 31 December 2003	759,776	32,883	1,922	—	79,569	874,150

The contributed surplus of the Company represents the difference between the nominal value of the Company's shares issued at the date on which the group reorganisation became effective, in exchange for the shares of the subsidiaries, and the underlying net assets of the subsidiaries acquired, less distributions subsequently made by the Company.

In addition to retained profits of the Company, under the Companies Act 1981 of Bermuda (as amended), the contributed surplus is also available for distribution to shareholders. However, a company cannot declare or pay a dividend, or make a distribution out of contributed surplus, if:

(a) the company is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

In the opinion of the Directors, the Company's reserves available for distribution to shareholders at 31 December 2003 amounted to HK$112,452,000 (2002: Nil).

30. DISPOSAL OF SUBSIDIARIES

As explained in note 11, on 29 March 2003, the Group disposed of its China Operations at a consideration of HK$1. The net liabilities at the date of disposal were as follows:

	29.3.2003
	HK$'000
NET LIABILITIES DISPOSED OF:	
Property, plant and equipment	252
Interest in a jointly controlled entity	2,001
Other non-current assets	95
Inventories	1,673
Debtors, deposits and prepayments	5,829
Taxation recoverable	8
Bank balances and cash	800
Creditors and accrued charges	(51,679)
Amount due to a jointly controlled entity	(1,200)
	(42,221)
Attributable goodwill	1,237
Translation reserve realised	(125)
	(41,109)
Gain on disposal	41,109
Total cash consideration	—
Net cash outflow arising on disposal:	
Cash consideration	—
Bank balances and cash disposed of	(800)
	(800)

31. DEFERRED TAXATION

At 31 December 2003, the Group and the Company has estimated unused tax losses of HK$1,964 million and HK$74 million (2002: HK$2,166 million and HK$67 million), respectively, for offset against future profits. No deferred tax asset has been recognised in respect of the remaining unrecognised tax losses due to the unpredictability of future profit streams. These tax losses may be carried forward indefinitely.

The Group has deductible temporary differences of HK$32 million (2002: HK$32 million). No deferred tax asset has been recognised in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

32. CONTINGENT LIABILITIES

(a) The Company has given guarantees to banks in respect of credit facilities granted to a subsidiary. As at 31 December 2003, facilities of HK$4,846,000 (2002: Nil) were utilised by the subsidiary.

In addition, the Company has also provided guarantees to several securities houses in respect of the facilities granted to subsidiaries. As at 31 December 2003 and 2002, no facilities were utilised by the subsidiaries.

(b) In respect of the disposal of a subsidiary in prior years, the Group has given an indemnity to the purchaser against all liabilities, losses, costs and expenses suffered and/or incurred by the purchaser in relation to or arising out of the assignment of certain of the subsidiary's business contracts.

(c) In 1997, the Company had given a counter-indemnity to a former substantial shareholder and the ex-chairman of Pacific Century Cyberworks Limited (formerly Tricom Holdings Limited ("Tricom")), and Chambord Investment Inc. in respect of certain indemnities given to Tricom at the time of and to facilitate the listing of Tricom's shares on the Stock Exchange. These indemnities related to the use of the Tricom tradename, the infringement of the permitted use of properties, the guarantees granted to Tricom to secure banking facilities and tax liabilities.

In respect of (b) and (c) above, the Directors were not able to estimate the financial effect of the indemnities and warranty given.

33. LITIGATION

(a) In November 1998, a writ was issued against the Company's subsidiaries, Hongkong Digital Television Limited ("Digital TV", formerly Star Interactive Television Limited) and Star Telecom Services Limited ("STSL", formerly Hong Kong Star Internet Limited) by nCube Corporation ("nCube"), claiming the sum of approximately US$1,980,000 (equivalent to approximately HK$15,305,000) plus interest in relation to the alleged purchase of two MediaCube 3000 systems by Digital TV from nCube. The claim of nCube against STSL was on the basis of a chop of STSL on the contract between Digital TV and nCube. STSL had taken legal advice and had been advised that it was very unlikely that STSL would be held liable to the claim of nCube. Digital TV was also opposing the claim of nCube and had taken legal advice.

As advised by its lawyers, Digital TV had reasonable grounds in defending the claim and, accordingly, had not made any provision in the financial statements in connection with the claim. Digital TV filed a defence in this section on 14 December 1998 and nCube had failed to take further action since that date. There was no progress during the year in respect of the litigation.

(b) Stellar One Corporation ("Stellar One") served a statutory demand under Section 178 of the Hong Kong Companies Ordinance for the sum of approximately US$1,152,000 (equivalent to approximately HK$8,983,000) upon Digital TV in November 1998. Stellar One filed a winding up petition against Digital TV in December 1998 which was vigorously opposed by Digital TV. Digital TV applied for an order for security for the costs against Stellar One. On 4 May 1999, the Court ordered Stellar One to pay HK$200,000 to the court as security for the costs of Digital TV on or before 7 May 1999. Stellar One failed to pay that amount to the court.

The petition was dismissed in November 1999 and Stellar One was to pay Digital TV its cost of the petition, which amounted to HK$254,000. Stellar One had indicated that it would proceed to arbitration in Honolulu to recover the alleged amount.

Digital TV took legal advice and was advised that the arbitration proceedings had not commenced as of the date of approval of these financial statements. As advised by its lawyers, Digital TV had reasonable grounds in defending the claims and, accordingly, had not made any provision in the financial statements in connection with the claims.

Save and except for the matters specified above, neither the Company nor any of its subsidiaries is engaged in any litigation or claims of material importance and, so far as the Directors are aware, no litigation or claims of material importance are pending or threatened by or against any companies of the Group.

34. PLEDGE OF ASSETS

At the balance sheet date, the following assets of the Group were pledged to banks to secure short term banking facilities:

	THE GROUP	
	2003	**2002**
	HK$'000	*HK$'000*
Investment properties	11,350	—
Marketable securities	54,583	164,554
Bank balances and cash	26,988	7,567
	92,921	172,121

35. OPERATING LEASE ARRANGEMENTS

The Group as lessee:

	THE GROUP	
	2003	**2002**
	HK$'000	*HK$'000*
Minimum lease payments paid under operating leases in respect of premises	4,311	10,515

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under operating leases in respect of rented premises which fall due as follows:

	THE GROUP	
	2003	**2002**
	HK$'000	*HK$'000*
Within one year	1,075	3,945
In the second to fifth year inclusive	428	1,173
	1,503	5,118

Operating lease payments represent rentals payable by the Group for certain of its office premises and warehouses. Leases are negotiated for an average term of two to five years and rentals are fixed for an average term of two years.

The Group as lessor:

Property rental income earned during the year was HK$3,349,000 (2002: HK$6,470,000). The investment properties are expected to generate rental yields of 6.3% (2002: 5.7%). The properties held have committed tenants for an average of two years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments under non-cancellable operating leases in respect of rented premises which fall due as follows:

	THE GROUP	
	2003	**2002**
	HK$'000	*HK$'000*
Within one year	2,272	4,033
In the second to fifth year inclusive	1,895	1,185
	4,167	5,218

At 31 December 2003, the Company had no commitments under operating leases (2002: Nil).

36. RETIREMENT BENEFITS SCHEMES

The Group operates a defined contribution retirement benefits scheme for its qualifying employees in Hong Kong. The assets of the scheme are held separately from those of the Group in funds under the control of independent trustee.

The retirement benefits scheme contributions charged to the income statement represent contributions payable to the scheme by the Group at rates specified in the rules of the scheme. Where there are employees who leave the scheme prior to vesting fully in the contributions, the amount of the forfeited contributions will be used to reduce future contributions payable by the Group or will be refunded to the Company upon request.

As at 31 December 2003, there was forfeited contributions of HK$5,000 (2002: HK$17,000), which arose upon employees leaving the scheme and which were available to reduce the contributions payable by the Group in future years.

In addition to the defined contribution retirement benefits scheme, the Group is required to contribute to Mandatory Provident Fund and central pension scheme for certain employees in Hong Kong and China, respectively, based on applicable rates of monthly salary in accordance with the relevant regulations.

During the year, the retirement benefits scheme contributions net of forfeited contributions of HK$71,000 (2002: HK$43,000), amounting to HK$446,000 (2002: HK$136,000).

37. RELATED PARTY TRANSACTIONS

During the year ended 31 December 2002, the Company reimbursed expenses of HK$4,000,000 to China Sci-Tech Holdings Limited ("CST"), a former substantial shareholder of the Company. The reimbursement included (i) salaries of two former Directors, both of them are also directors of CST, (ii) other staff costs, and (iii) daily operating expenses. The reimbursement was based on the actual costs incurred by CST.

38. POST BALANCE SHEET EVENT

On 19 February 2004, an indirect wholly-owned subsidiary of the Company disposed of 728,000,000 shares of Tian An China Investments Company Limited at HK$0.3 each.

39. PARTICULARS OF PRINCIPAL SUBSIDIARIES

Particulars of the principal subsidiaries as at 31 December 2003 are as follows:

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Directly held				
Besford International Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Classic Fortune Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Yuenwell Holdings Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Star Paging (BVI) Limited	The British Virgin Islands	Ordinary US$400	100%	Investment holding
Indirectly held				
China Online Nominees Limited	Hong Kong	Ordinary HK$200	100%	Investment holding and provision of nominee services
China Online Secretaries Limited	Hong Kong	Ordinary HK$2	100%	Provision of secretarial services
Dualiane Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Focus Clear Limited	The British Virgin Islands	Ordinary US$1	100%	Securities trading in Hong Kong
Forepower Limited	The British Virgin Islands	Ordinary US$1	100%	Property investment in Hong Kong
Genwo Limited	Hong Kong	Ordinary HK$200,000	100%	Property holding
Gold Chopsticks Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Grandistar Company Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Honest Opportunity Limited	The British Virgin Islands	Ordinary US$1	100%	Securities trading in Hong Kong and overseas

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Join Capital Limited	Hong Kong	Ordinary HK$2	100%	Money lending
Kintic Limited	Hong Kong	Ordinary HK$2	100%	Property investment
Konnic Limited	Hong Kong	Ordinary HK$2	100%	Property holding
Pro Leader Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Rich Investments Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Sparkling Summer Limited	The British Virgin Islands	Ordinary US$6,500,000	100%	Securities trading in Hong Kong and overseas
Star Telecom (China Investment) Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Star Telecom Holding Limited	Hong Kong	Ordinary HK$200 Deferred# HK$4,000,000	100%	Investment holding
Star Telecom Limited	Hong Kong	Ordinary HK$3,000,000	100%	Telecom and IT products and services
Star Telecom Properties Limited	Hong Kong	Ordinary HK$200	100%	Investment and property holding
Taskwell Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Tricom Tianchi Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Vinka Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Widerich Limited	Hong Kong	Ordinary HK$2	100%	Property investment

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
星電電子技術發展(深圳)有限公司*	China	Registered HK$1,000,000	100%	Research and development for computer software and relevant technical consultancy services

The deferred shares, which are not held by the Group, practically carry no rights to any dividend or to receive notice of or to attend or vote at any general meeting of the company or to any distribution in winding up.

* Wholly foreign-owned enterprise

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results of the year or assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

All subsidiaries operate principally in their places of incorporation unless specified otherwise under "Principal activities".

None of the subsidiaries had any debts securities subsisting at 31 December 2003 or at any time during the year.

3. STATEMENT OF INDEBTEDNESS

At the close of 31 May 2004, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this document, the Group had total outstanding other unsecured loan of US$35 million (approximately HK$273 million).

In addition to the above, the Group had contingent liabilities in respect of an indemnity to the purchaser for the disposal of a subsidiary in prior years and a counter-indemnity in 1997 to a former substantial shareholder and the ex-chairman of Pacific Century Cyberworks Limited (formerly Tricom Holdings Limited ("Tricom")) and Chambord Investment Inc., further particulars of such indemnities are set out in note 32 in Appendix II. There were also claims arising from the litigations with nCube Corporation and Stellar One Corporation, further particulars of which litigations are set out in the section headed "Litigation" in Appendix II.

Save as aforesaid and apart from intra-group liabilities, no companies within the Group had outstanding at the close of business on 31 May 2004 any mortgages, charges of debentures, loan capital, bank overdrafts, loans or indebtedness or any hire purchase commitments, guarantees or other material contingent liabilities.

4. MATERIAL CHANGE

The Directors are not aware of any material change in the financial or trading position or prospects of the Group since 31 December 2003, the date to which the latest audited consolidated financial statements of the Group were made up.

5. PRO FORMA FINANCIAL INFORMATION OF THE GROUP

A. Net Asset Value

The table below summaries the financial effects of the Offer assuming full acceptance of the Offer by the Shareholders, based on the audited net asset value of the Group as at 31 December 2003 and assuming that the Offer had taken place on 31 December 2003. The table below is prepared for illustrative purposes only and by its nature, may not be able to give a true and complete picture of the Group's financial position.

	Prior to the Offer	**Upon completion of the Offer**
	HK$'000	*HK$'000*
Audited net asset value as at 31 December 2003	1,103,537	1,103,537
Adjusted for:		
Estimated cost of the Offer		(89,160)
Estimated expenses of the Offer *(Note 1)*		(2,100)
Unaudited adjusted net asset value of the Group		1,012,277
Number of Shares in issue	371,468,753	297,168,753
Audited net asset value per Share/Unaudited adjusted net asset value per Share (HK$)	2.97	3.41
An increase of:		14.81%

Note:

1. Comprises professional, legal and miscellaneous expenses of the Offer.

B. Basic earnings per Share

The tables below summarise the financial effects of the Offer assuming full acceptance of the Offer by the Shareholders, based on the audited results of the Group for the year ended 31 December 2003 and assuming that the Offer had taken place on 1 January 2003. The tables below are prepared for illustrative purposes only and by its nature, may not be able to give a true and complete picture of the Group's financial results.

	Prior to the Offer	**Upon completion of the Offer**
	HK$'000	*HK$'000*
Audited consolidated net profit for the year ended 31 December 2003	292,078	292,078
Estimated expenses of the Offer *(Note 1)*		(2,100)
Unaudited adjusted consolidated net profit for the year ended 31 December 2003		289,978
Weighted average number of Shares in issue *(Notes 2 & 3)*	371,464,499	297,164,499
Audited basic earnings per Share/Unaudited adjusted basic earnings per Share (HK$) *(Notes 3 & 4)*	0.79	0.98
An increase of:		24.05%

Notes:

1. Comprises professional, legal and miscellaneous expenses of the Offer.

2. Basic earnings per Share is calculated by dividing the net profit of the Group by the weighted average number of Shares in issue during the year ended 31 December 2003 of 371,464,499.

3. For pro forma purpose, the calculation of the unaudited adjusted basic earnings per Share is based on the assumed weighted average number of Shares in issue during the year ended 31 December 2003 of 297,164,499. Had the weighted average number of Shares in issue during the year ended 31 December 2003 been based on the assumption that the Offer had been taken place on 31 December 2003, the weighted average number of Shares in issue during the year ended 31 December 2003 would have been 371,271,319 and the unaudited adjusted basic earnings per Share would be HK$ 0.78, representing a decrease of 1.27%.

4. The Group considers that the Offer will not have any effect on the consolidated net profit of the Group, other than the expenses of the Offer.

C. Return on shareholders' funds

	Prior to the Offer *HK$'000*	Upon completion of the Offer *HK$'000*
Audited consolidated net profit/Unaudited adjusted consolidated net profit for the year ended 31 December 2003	292,078	289,978
Audited net asset value of the Group/Unaudited adjusted net asset value of the Group (Shareholders' funds)	1,103,537	1,012,277
Audited return on shareholders' funds/Unaudited adjusted return on shareholders' funds	26.47%	28.65%
An increase of:		8.24%

COMFORT LETTER ON PRO FORMA FINANCIAL INFORMATION

Deloitte.
德勤

德勤・關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu
26/F Wing On Centre
111 Connaught Road Central
Hong Kong

16 July 2004

The Directors
COL Capital Limited

Dear Sirs,

We report on the pro forma financial information of COL Capital Limited (formerly known as China Online (Bermuda) Limited) and its subsidiaries (hereinafter collectively referred to as the "Group") set out on pages 97 to 99 under the heading of "Pro forma financial information of the Group" of the circular dated 16 July 2004 (the "Circular") in connection with the conditional cash offer by Sun Hung Kai International Limited on behalf of the Company to repurchase up to 74,300,000 Shares for HK$1.20 in cash per Share (the "Offer") and Whitewash Waiver, which has been prepared, for illustrative purposes only, to provide information about how the Offer might have affected the financial information presented.

Responsibilities

It is the responsibility solely of the directors of COL Capital Limited to prepare the pro forma financial information in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

It is our responsibility to form an opinion, as required by paragraph 4.29 of the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom, where applicable. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors of COL Capital Limited.

Our work does not constitute an audit or a review in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants, and accordingly, we do not express any such assurance on the pro forma financial information.

The pro forma financial information has been prepared on the bases set out on pages 97 to 99 of the Circular for illustrative purpose only and, because of its nature, it may not be indicative of:

— the financial position of the Group had the Offer completed as at 31 December 2003, or any future date; or

— the financial results of the Group for the year ended 31 December 2003, or any future period.

Opinion

In our opinion:

a) the pro forma financial information has been properly compiled on the basis stated;

b) such basis is consistent with the accounting policies of the Group; and

except for the assumption of the Offer will not have any effect on the consolidated net profit of the Group for the year ended 31 December 2003, other than the expenses of the Offer, as set out in Note 4 of section 5B of Appendix II of the Circular, and accordingly, the weighted average number of shares in issue during the year ended 31 December 2003 was adjusted for the Offer without any corresponding adjustment to the consolidated net profit for the year ended 31 December 2003, other than expenses of the Offer, is not in accordance with paragraph 4.29(6) of the Listing Rules which requires all adjustments to be factually supportable, in our opinion, the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 4.29 of the Listing Rules.

Yours faithfully,
Deloitte Touche Tohmatsu
Certified Public Accountants

1. RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Takeovers Code and the Repurchase Code for the purpose of giving information with regard to the Company. The information contained in this document has been supplied by the Company which has taken all reasonable care to ensure that the information stated herein is accurate. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document have been arrived at after due and careful consideration and there are no other facts not contained herein the omission of which would make any statement herein misleading.

2. CHANGES IN SHARE CAPITAL

2.1 The authorised and issued share capital of the Company as at the Latest Practicable Date were as follows:

Authorised share capital:		
30,000,000,000	Shares of HK$0.01 each	HK$300,000,000
Issued share capital:		
371,468,753	Shares of HK$0.01 each	HK$3,714,687.53

2.2 All of the Shares rank *pari passu* in all respects as regards rights to dividends, voting and return of capital.

2.3 The Shares are listed on the main board of the Stock Exchange. None of the Shares are listed, or dealt in, on any other stock exchange, nor is there any listing of or permission to deal in the Shares being, or proposed to be, sought on any other stock exchange.

2.4 The Company had not conducted any issue of Shares for the period commencing 31 December 2003 up to and including the Latest Practicable Date nor any repurchase of Shares during the twelve-month period immediately preceding the date of this document.

2.5 As at the Latest Practicable Date, the Company had no outstanding options, warrants and conversion rights affecting Shares.

2.6 During the two-year period immediately preceding the date of this document, 256,507 Shares were issued at the price of HK$0.30 per Share for cash as a result of the exercise of warrants by warrantholders, the details of which are set out as follows:

Date of allotment	Number of Shares	Proceeds *(HK$)*
14 May 2003	14,816	4,444.80
19 May 2003	20,000	6,000.00
28 May 2003	12,800	3,840.00
29 May 2003	10,000	3,000.00
3 June 2003	400	120.00
6 June 2003	198,491	59,547.30

2.7 Pursuant to resolutions proposed by the Directors and passed at a special general meeting of the Company held on 14 July 2003 (the "Meeting"), the Company carried out a capital reorganisation in the following aspects:

(a) (i) the issued share capital of the Company was reduced by cancelling paid-up capital of HK$0.0096 on each Share of nominal value of HK$0.01 in the issued share capital of the Company as at the date of the Meeting so that each share was treated as one fully paid-up share of nominal value of HK$0.0004 in the issued share capital of the Company; and

(ii) the value of each of the authorised but unissued Shares was reduced from HK$0.01 to HK$0.0004 each so that the authorised share capital of the Company was reduced from HK$300,000,000 to HK$12,000,000 (the "Capital Reduction");

(b) an amount of HK$375,995,500 standing to the credit in the share premium account of the Company as at 31 December 2002 was reduced (the "Share Premium Reduction") and together with the credit amount of HK$89,152,500 arising from the Capital Reduction were applied to eliminate or reduce the deficit of the Company with accumulated balance of HK$465,890,000 as at 31 December 2002 in accordance with the bye-laws of the Company and the applicable laws of Bermuda;

(c) every 25 reduced shares of HK$0.0004 each was consolidated (the "Share Consolidation") into one new Share of nominal value of HK$0.01 each; and

(d) the authorised share capital of the Company was increased from HK$12,000,000 to HK$300,000,000 by the creation of an additional 28,800,000,000 unissued new Shares of nominal value of HK$0.01 each in the capital of the Company following completion of the Capital Reduction and Share Consolidation (altogether the "Capital Reorganisation").

The Capital Reorganisation became effective on 15 July 2003.

Save as disclosed above, there was no reorganisation of the capital of the Company during the two financial years preceding the date of this document.

2.8 During the two-year period immediately preceding the date of this document the Company had twice declared a dividend, being an interim dividend of HK$0.01 per Share was paid during the year 2003 and the Directors have recommended the payment of a final dividend of HK$0.04 per Share amounting to a total of HK$14,859,000 to Shareholders whose names appear on the Register on 3 June 2004, the dividend warrants for which had been dispatched on 30 June 2004. Depending on the future results and financial position of the Group, the Directors may declare dividends as and when they consider appropriate taking into account the then financial performance of the Company as well as the amount of profits and/or reserves legally available for distribution. As disclosed in the annual report 2003 of the Company and the audited financial statements of the Group for the year ended 31 December 2003, the Company's reserves available for distribution to the Shareholders at such year and date amounted to, in the opinion of the Board, HK$112.45 million. The Directors do not have any intention to declare any additional dividend or to alter the dividend policy of the Company.

3. MARKET PRICES

The table below shows the closing prices of Shares on the Stock Exchange on (i) the last day on which trading took place in each of the six calendar months immediately preceding the date of commencement of the Offer, (ii) 28 May 2004, being the last full trading day on which the Shares were traded before the date of commencement of the Offer and (iii) the Latest Practicable Date:

	Closing price of Shares *(HK$)*
28 November 2003	1.01
31 December 2003	1.04
30 January 2004	1.22
27 February 2004	1.33
31 March 2004	1.09
30 April 2004	1.08
28 May 2004 (being also the last trading day for trading in the Shares before commencement of the Offer)	1.00
Latest Practicable Date	1.10

The lowest and highest closing prices of the Shares recorded on the Stock Exchange during the Relevant Period were HK$0.95 on 18 May 2004 and HK$1.39 on 23 February 2004 respectively.

4. DEALINGS IN SHARES

4.1 During the Relevant Period, there were no dealings in any of the Shares, convertible securities, warrants, options or derivatives in respect of the Shares by the Directors.

4.2 Vigor Online was beneficially interested in 105,248,000 Shares, representing approximately 28.33% of the issued capital of the Company as at the Latest Practicable Date. Vigor Online, as beneficial owner of those 105,248,000 Shares, has given an irrevocable undertaking to the Company that it will not accept the Offer in respect of such amount of Shares. So far as the Company is aware, Vigor Online had not dealt for value in any of the Shares during the Relevant Period.

4.3 The Directors are not aware of any dealing in Shares by any person acting in concert with the Company or the Directors during the Relevant Period.

4.4 The Directors are not aware of any dealings in Shares by Shareholders holding 5% or more of the voting rights of the Company during the Relevant Period.

4.5 The effect which the Offer would have on the percentage voting rights of Shareholders (assuming the Offer has been accepted in full) has been disclosed on page 11 of this document.

5. DISCLOSURE OF INTERESTS

Interest of Directors and chief executive of the Company in Shares

5.1 Save as disclosed below, as at the Latest Practicable Date, none of the Directors and chief executive of the Company, or any persons acting in concert with any of them, had any interest or short position in the Shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO) which would be required (a) to be disclosed in accordance with the SFO; or (b) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including the interests and short positions which they were deemed or taken to have under Sections 344 and 345 of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in the Listing Rules; or (c) pursuant to Section 352 of the SFO to be entered in the register of securities interest kept by the Company:

Long position in Shares

	Number of Shares					
Name of Director	**Personal interests**	**Family interests**	**Corporate interests**	**Other interests**	**Total**	**Percentage over all issued Shares**
Ms. Chong Sok Un	—	—	105,248,000 *(Note)*	—	105,248,000	28.33%

Note: Ms. Chong Sok Un, the chairman of the Company, is deemed to have a corporate interest in 105,248,000 Shares which are held by Vigor Online, a 67.7% owned subsidiary of China Spirit Limited in which Ms. Chong Sok Un maintains a beneficial interest of 100%.

5.2 The Directors have not entered into any written service contracts or other material contracts with the Company, its subsidiaries and associated companies.

Interests of substantial Shareholders in Shares

5.3 As at the Latest Practicable Date, the following parties had interests or short positions in the Shares, underlying shares or debentures of the Company as recorded in the register of securities interests kept by the Company pursuant to the SFO:

Long position in Shares

Name	Capacity	Number of Shares held	Percentage over all issued Shares
Ms. Chong Sok Un	Held by controlled corporation *(Note)*	105,248,000	28.33%
China Spirit Limited	Held by controlled corporation *(Note)*	105,248,000	28.33%
Vigor Online	Beneficial owner	105,248,000	28.33%

Note: Vigor Online is a 67.7% owned subsidiary of China Spirit Limited in which Ms. Chong Sok Un maintains a beneficial interest of 100%. Accordingly, China Spirit Limited and Ms. Chong Sok Un were deemed by the SFO to be interested in 105,248,000 Shares.

So far as the Company is aware, as at the Latest Practicable Date, save as disclosed above, there were no other person who directly or indirectly held 5% or more of the voting rights of the Company as recorded in the register of securities interests kept by the Company pursuant to the SFO.

Save as disclosed above, the Company is not aware of any director or chief executives of the Group or any other person who, as at the close of business on the Latest Practicable Date, had an interest or short position in Shares or any underlying share or debenture of the Company or any of its associated corporations (as defined under the SFO) which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or the Model Code.

6. LITIGATION

(a) In November 1998, a writ was issued against the Company's subsidiaries, Hongkong Digital Television Limited ("Digital TV", formerly Star Interactive Television Limited) and Star Telecom Services Limited ("STSL", formerly Hong Kong Star Internet Limited) by nCube Corporation ("nCube"), claiming the sum of approximately US$1,980,000

(equivalent to approximately HK$15,305,000) plus interest in relation to the alleged purchase of two MediaCube 3000 systems by Digital TV from nCube. The claim of nCube against STSL was on the basis of a chop of STSL on the contract between Digital TV and nCube. STSL had taken legal advice and had been advised that it was very unlikely that STSL would be held liable to the claim of nCube. Digital TV was also opposing the claim of nCube and had taken legal advice.

As advised by its lawyers, Digital TV had reasonable grounds in defending the claim and, accordingly, had not made any provision in the financial statements in connection with the claim. Digital TV filed a defence in this section on 14 December 1998 and nCube had failed to take further action since that date. There was no progress during the year in respect of the litigation.

(b) Stellar One Corporation ("Stellar One") served a statutory demand under Section 178 of the Companies Ordinance for the sum of approximately US$1,152,000 (equivalent to approximately HK$8,983,000) upon Digital TV in November 1998. Stellar One filed a winding up petition against Digital TV in December 1998 which was vigorously opposed by Digital TV. Digital TV applied for an order for security for the costs against Stellar One. On 4 May 1999, the Court ordered Stellar One to pay HK$200,000 to the court as security for the costs of Digital TV on or before 7 May 1999. Stellar One failed to pay that amount to the court.

The petition was dismissed in November 1999 and Stellar One was to pay Digital TV its cost of the petition, which amounted to HK$254,000. Stellar One had indicated that it would proceed to arbitration in Honolulu to recover the alleged amount.

Digital TV took legal advice and was advised that the arbitration proceedings had not commenced as of the date of this document. As advised by its lawyers, Digital TV had reasonable grounds in defending the claims and, accordingly, had not made any provision in the financial statements for the year ended 31 December 2003 in connection with the claims.

Save and except for the matters specified above, neither the Company nor any of its subsidiaries is engaged in any litigation or claims of material importance and, so far as the Directors are aware, no litigation or claims of material importance are pending or threatened by or against any companies of the Group.

7. SECRETARY

The secretary of the Company is Ms. Fung Ching Man, Ada, an associate member of the Institute of Chartered Secretaries and Administrators.

8. CONSENTS

Each of SHK, AMS and Deloitte Touche Tohmatsu has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of its letter, recommendation, advice for incorporation herewith or reference to its name, as the case may be, in the form and context in which it appears.

9. MATERIAL CONTRACTS

As at the Latest Practicable Date, there was no contract (not being contracts entered into in the ordinary course of business) entered into by members of the Group within the two years immediately preceding the commencement of the Offer up to and including the Latest Practicable Date which are or may be material.

10. QUALIFICATIONS

The following are the respective qualifications of the experts who have given opinions or advices which are contained in this document:

Name	Qualifications
AMS Corporate Finance Limited	a deemed licensed corporation under transitional arrangement to carry on type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO
Sun Hung Kai International Limited	a deemed licensed corporation under the SFO for regulated activities of dealing in securities, advising on securities, corporate finance and asset management
Deloitte Touche Tohmatsu	certified public accountants

As at the Latest Practicable Date, none of the aforesaid experts was interested in the share capital of the Group nor did they have any right (whether legally enforceable or not) to subscribe for or to nominate person to subscribe for securities in any member of the Group.

11. FINANCING ARRANGEMENTS

The Offer will be financed by the internal resources and borrowings of the Group. At the Offer Price, the Offer will result in the Company paying HK$89.16 million to the Accepting Shareholders if accepted in full.

The Company has obtained standby lending facility of not less than HK$90 million from Sun Hung Kai Investment Services Limited available up to 30 September 2004 with an aggregate arrangement fee of HK$100,000 and interest on all outstanding sums advanced payable monthly in arrears at 5% per annum over the prime rate of HSBC.

12. GENERAL

(a) The registered office of the Company is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(b) The registered office of SHK is Level 12, One Pacific Place, 88 Queensway, Hong Kong.

(c) The registered office of AMS is 20th Floor, Hong Kong Diamond Exchange Building, 8-10 Duddell Street, Central, Hong Kong.

(d) This English text of this document and of the accompanying Tender Form and form of proxy and notice of SGM shall prevail over the Chinese text.

(e) As at the Latest Practicable Date, there is no agreement or arrangement or understanding (including any compensation arrangement) between Vigor Online or parties acting in concert with it and any of the directors, recent directors, shareholders or recent shareholders of the Company having any connection with or dependence upon the Offer or Whitewash Waiver.

(f) As at the Latest Practicable Date, there is no agreement or arrangement between any Director and any other person which is conditional on the outcome of the Offer or Whitewash Waiver or otherwise connected with the Offer or Whitewash Waiver.

13. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the principal place of business of the Company during normal business hours:

(i) the memorandum of association and bye-laws of the Company and the memorandum and articles of association of Vigor Online;

(ii) the annual reports of the Company for the two financial years ended 31 December 2003;

(iii) the letters from the Board, the Independent Board Committee, SHK and AMS, the respective contents of which is set out in this document;

(iv) the written consents by SHK, AMS and Deloitte Touche Tohmatsu referred to in this appendix; and

(v) the irrevocable written undertaking by Vigor Online not to accept the Offer.



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

(website: http://www.colcapital.com.hk)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of COL Capital Limited (the "Company") will be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong at 10:30 a.m. on Monday, 9 August 2004 for the purpose of considering and, if thought fit, passing, with or without amendment, the following as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT:

(a) the conditional cash offer (the "Offer") by Sun Hung Kai International Limited on behalf of the Company to repurchase up to 74,300,000 shares of nominal value HK$0.01 each in the issued share capital of the Company (the "Shares") held by shareholders of the Company (the "Shareholders") by way of tender at a price of HK$1.20 in cash per Share and subject to the terms and conditions set out in the offer document despatched to the Shareholders and dated 16 July 2004 and the accompanying tender form (a copy of which marked "A" has been produced to the meeting and initialed by the Chairman of the meeting for the purpose of identification) be approved, without prejudice to the existing authority of the Company under the general mandate to repurchase Shares granted by the Shareholders at the annual general meeting of 3 June 2004, and any one director of the Company, so far as permissible under its bye-laws, be authorized to do or execute all things and documents with or without amendment in connection with or incidental to the Offer as such director may deem necessary, appropriate or expedient; and

(b) the waiver in respect of any obligation under the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code") of Vigor Online Offshore Limited ("Vigor Online") and persons acting in concert with it (such term as defined in the Takeovers Code) to make a mandatory general offer for all issued Shares which may, but for such waiver, arise upon completion of the Offer be approved."

By Order of the Board,
Fung Ching Man, Ada
Company Secretary

Hong Kong, 16 July 2004

Notes:

(i) Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holder of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

(ii) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal, or under the hand of an officer or attorney duly authorised.

(iii) The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the branch share registrars of the Company in Hong Kong, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than forty-eight hours before the time for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.

(iv) In accordance with Rule 32 and Note 1 of the Notes on dispensations from Rule 26 of the Takeovers Code and Rule 3.2 of the Repurchase Code, Vigor Online and any of its concert parties (such term as defined under the Takeovers Code) any Shareholder with a material interest in the Offer which is different from the interests of all other Shareholders shall abstain from voting on the above ordinary resolution.

附註：

(i) 凡有權出席本公司大會或本公司任何類別股份持有人大會及投票之本公司股東，均有權委任他人為其代表，代其出席及投票。受委代表毋須為本公司股東。股東可委任超過一位代表出席同一大會。

(ii) 委任代表之文件須由委任人或獲委任人以書面正式授權之授權人親筆簽署，如委任人為公司，則須加蓋公司印鑑或由公司負責人或獲正式授權之授權人親筆簽署。

(iii) 委任代表之文件連同經簽署之授權書或其他授權文件（如有）或經公證人證明之授權書或授權文件副本，最遲須於名列該文件人士擬投票之大會或續會之指定舉行時間四十八小時前，送達本公司之股份過戶登記處香港分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，逾期無效。

(iv) 根據收購守則第32條及第26條豁免附註1及購回守則第3.2條，Vigor Online及任何與其一致行動之人士（該詞語之定義見收購守則）及於購回建議中擁有重大權益（有別於全部其他股東之權益）之任何股東應放棄就上述普通決議案投票。



COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)

(股份代號：383)
(網址：http://www.colcapital.com.hk)

股東特別大會通告

茲通告中國網絡資本有限公司(「本公司」)謹訂於二零零四年八月九日(星期一)上午十時三十分假座香港灣仔港灣道1號會展廣場西南座皇朝會7樓會議廳舉行股東特別大會，以考慮並酌情通過(不論是否經修訂)以下為本公司之普通決議案：

普通決議案

「**動議**：

(a) 批准新鴻基國際有限公司代表本公司以提交股份方式按每股股份現金1.20港元之價格，購回本公司股東(「股東」)所持有本公司已發行股本中最多達74,300,000股每股面值0.01港元之股份(「股份」)之有條件現金購回建議(「購回建議」)，並受寄發予股東日期為二零零四年七月十六日之購回建議文件及隨附之提交股份表格(其註有「A」字樣之副本已提呈大會，並供大會主席簡簽以資識別)所載之條款及條件所限，這將不會損害本公司根據股東於二零零四年六月三日之股東週年大會上授予購回股份之一般授權之現有權力，及根據其公司細則許可之程度授權本公司任何一名董事就其視為必需、適當或適宜進行或簽立所有涉及或與購回建議有關之事項及文件(不論是否經修訂)；及

(b) 批准豁免Vigor Online Offshore Limited(「Vigor Online」)及與其一致行動之人士(該詞語之定義見香港收購及合併守則(「收購守則」))根據收購守則因購回建議完成而可能(惟就該豁免)須就所有已發行股份提出強制性全面收購建議之任何責任。」

承董事會命
公司秘書
馮靖文

香港，二零零四年七月十六日

* 中文名稱僅供識別

12. 一般資料

(a) 本公司之註冊辦事處為Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。

(b) 新鴻基之註冊辦事處為香港金鐘道88號太古廣場第1座12樓。

(c) 博資財務顧問之註冊辦事處為香港中環都爹利街8-10號香港鑽石會大廈20樓。

(d) 本文件及隨附之提交股份表格及代表委任表格及股東特別大會通告之中、英文本如有歧異，概以英文本為準。

(e) 於最後實際可行日期，Vigor Online或與其一致行動人士與本公司之任何董事、現任董事、股東或現任股東並無訂立任何有關或須視乎購回建議或清洗豁免而定之協議或安排或共識(包括任何賠償安排)。

(f) 於最後實際可行日期，任何董事與任何其他人士並無訂立任何須視乎購回建議或清洗豁免之結果而定或有關購回建議或清洗豁免之協議或安排。

13. 備查文件

下列各文件之副本於一般辦公時間內，於本公司之主要營業地點可供查閱：

(i) 本公司之組織章程大綱及公司細則及Vigor Online之組織章程大綱及細則；

(ii) 本公司截至二零零三年十二月三十一日止兩個財政年度之年報；

(iii) 董事會、獨立董事委員會、新鴻基及博資財務顧問之函件，其各自之內容載於本文件中；

(iv) 本附錄所述之新鴻基、博資財務顧問及德勤•關黃陳方會計師行之書面同意書；及

(v) Vigor Online不接納購回建議之不可撤銷書面承諾。

8. 同意書

新鴻基、博資財務顧問及德勤•關黃陳方會計師行各自已就本文件之刊發發出同意書，同意以本文件刊發時之形式及涵義轉載其函件、推薦意見、建議，供納入本文件之意見或引述其名稱(視乎情況而定)，且迄今並無撤回同意書。

9. 重大合約

於最後實際可行日期，由緊接購回建議開始日期前兩年直至及包括最後實際可行日期期間，本集團成員公司並無訂立任何屬於或可能屬於重大之合約(並非在日常業務過程中訂立之合約)。

10. 專家資格

以下為提供建議或意見並載於本文件內之專家之有關資格：

名稱	專家資格
博資財務顧問有限公司	一所根據過渡安排被視作可根據證券及期貨條例進行第4類(就證券提供意見)、第6類(就機構融資提供意見)及第9類(提供資產管理)受規管活動之持牌法團
新鴻基國際有限公司	根據證券及期貨條例可進行證券買賣、就證券提供意見、機構融資及資產管理等受規管活動之視作持牌法團
德勤•關黃陳方會計師行	執業會計師

於最後實際可行日期，上述之專家概無於本集團之股本中擁有任何權益，其亦無任何權利(不論可合法執行與否)認購或提名他人認購本集團任何成員公司之證券。

11. 融資安排

購回建議將由本集團之內部資源及借貸提供資金。按照購回價，倘若購回建議獲全數接納，將導致本公司向接納股東支付89,160,000港元。

本公司已向新鴻基投資服務有限公司取得於二零零四年九月三十日前可供動用不少於90,000,000港元之備用借貸融資額，安排費合共100,000港元，並須每月按高於滙豐最優惠利率5厘之年利率就所有未償還墊支款額支付利息。

15,305,000港元）連同利息之款項。nCube對STSL提出索償乃以數碼電視與nCube之間之合約上之STSL蓋章為基礎。STSL已徵詢法律意見，而法律意見認為STSL不大可能要對nCube 之索償負上法律責任。數碼電視亦正對nCube之索償作出抗辯，並已徵詢法律意見。

根據律師意見，數碼電視有合理依據就有關索償提出抗辯。故並未就有關索償在財務報表中作出任何撥備。數碼電視已於一九九八年十二月十四日提交答辯書，而nCube自該日起並未就有關訴訟採取進一步行動。有關訴訟於年內並無任何進展。

(b) Stellar One Corporation（「Stellar One」）根據公司條例第178條於一九九八年十一月，向數碼電視發出要求償還約1,152,000美元（約相當於8,983,000港元）之法定付款要求。Stellar One於一九九八年十二月提出一項將數碼電視清盤之呈請，數碼電視對此項呈請作出強烈抗辯。數碼電視已申請一項針對Stellar One之繳付訟費保證金令。於一九九九年五月四日，法院下令Stellar One於一九九九年五月七日或之前支付200,000港元予法院，作為數碼電視之訟費保證金。Stellar One並未向法院支付該款項。

該項呈請已於一九九九年十一月撤銷，而Stellar One須向數碼電視支付堂費254,000港元。Stellar One已表示其將會要求Honolulu法院作出仲裁，以追討有關款項。

於本文件刊發之日，數碼電視已徵詢法律意見，而有關仲裁訴訟並未展開。根據律師意見，數碼電視有合理依據就有關索償提出抗辯。因此，並未就該項索償於截至二零零三年十二月三十一日止年度之財務報表中作出任何撥備。

除上文所指之事項外，本公司及其任何附屬公司概無涉及任何重大訴訟或仲裁，而據董事所知，本集團任何成員公司概無任何尚未了結或可能面臨或已提出之重大訴訟或索償。

7. 秘書

本公司之秘書為馮靖文女士，彼為英國特許秘書及行政人員公會會員。

附註：本公司之主席莊淑涴女士被視為於105,248,000股股份中擁有公司權益，該等股份由Vigor Online持有，Vigor Online為China Spirit Limited擁有67.7%之附屬公司，而莊淑涴女士則擁有China Spirit Limited 100%之實益權益。

5.2 董事並無與本公司、其附屬公司及聯營公司訂立任何書面服務合約或其他重大合約。

主要股東於股份之權益

5.3 於最後實際可行日期，據本公司根據證券及期貨條例存置之證券權益登記名冊所記錄，以下人士於本公司之股份、相關股份或債券中擁有權益或淡倉：

於股份之好倉

名稱	身份	所持股份數目	佔所有已發行股份之百分比
莊淑涴女士	由受控公司持有（附註）	105,248,000股	28.33%
China Spirit Limited	由受控公司持有（附註）	105,248,000股	28.33%
Vigor Online	實益擁有人	105,248,000股	28.33%

附註：Vigor Online為China Spirit Limited擁有67.7%之附屬公司，而莊淑涴女士擁有China Spirit Limited 100%之實益權益。因此，根據證券及期貨條例，China Spirit Limited及莊淑涴女士被視為於105,248,000股股份中擁有權益。

據本公司所知，於最後實際可行日期，除上文所披露者外，據本公司根據證券及期貨條例存置之證券權益登記名冊所記錄，概無任何其他人士直接或間接持有本公司5%或以上之投票權。

除上文所披露者外，於最後實際可行日期營業時間結束時，本公司並不知悉本集團任何董事或高級行政人員或任何其他人士，於本公司或其任何相聯法團（定義見證券及期貨條例）之股份或任何相關股份或債券中擁有任何權益或淡倉，而須根據證券及期貨條例第XV部第2及第3部份或標準守則之條文向本公司披露。

6. 訴訟

(a) 於一九九八年十一月，nCube Corporation（「nCube」）向本公司之附屬公司香港數碼電視有限公司（「數碼電視」，前稱星光互動電視有限公司）及Star Telecom Services Limited（「STSL」，前稱香港星光國際網絡有限公司）發出令狀，就指稱數碼電視向nCube購買兩套MediaCube 3000 系統，提出索償約1,980,000美元（約相當於

4. 買賣股份

4.1 於有關期間，董事並無買賣任何股份、可換股證券、認股權證、購股權或有關股份之衍生工具。

4.2 於最後實際可行日期，Vigor Online實益擁有105,248,000股股份，相當於本公司已發行股本約28.33%。Vigor Online（作為該105,248,000股股份之實益擁有人）已向本公司作出不可撤銷承諾，其將不會就該數量之股份接納購回建議。據本公司所知，Vigor Online於有關期間並無為套利而買賣任何股份。

4.3 於有關期間，董事並不知悉與本公司或董事一致行動之人士買賣任何股份。

4.4 於有關期間，董事並不知悉持有本公司投票權5%或以上之股東買賣任何股份。

4.5 購回建議對股東投票權百分比之影響（假設購回建議獲全數接納），於本文件第11頁披露。

5. 權益披露

董事及本公司高級行政人員於股份之權益

5.1 除下文所披露者外，於最後實際可行日期，董事及本公司高級行政人員或任何與其一致行動之人士，概無於本公司或其任何相聯法團（定義見證券及期貨條例）之股份、相關股份或債券中擁有任何權益或淡倉，而(a)根據證券及期貨條例予以披露；或(b)根據證券及期貨條例第XV部第7及第8分部（包括根據證券及期貨條例第344及第345條被視為或當作擁有之權益及淡倉）或根據上市規則所載上市發行人董事進行證券交易的標準守則（「標準守則」）知會本公司及聯交所；或(c)根據證券及期貨條例第352條須載入本公司存置之證券權益登記名冊中：

於股份之好倉

	股份數目					
董事姓名	個人權益	家族權益	公司權益	其他權益	總計	佔所有已發行股份之百分比
莊淑婉女士	–	–	105,248,000股（附註）	–	105,248,000股	28.33%

除上文所披露者外，於本文件刊發日期前兩個財政年度內，本公司並無重組其股本。

2.8 緊接本文件刊發日期前兩個年度期間內，本公司曾兩度宣派股息，即於二零零三年度派發中期股息每股股份0.01港元，董事亦建議向二零零四年六月三日名列股東名冊內之股東派發末期股息每股股份0.04港元，總額合共為14,859,000港元，有關之股息單已於二零零四年六月三十日寄發。視乎本集團之未來業績及財務狀況而定，在考慮本公司當時之財務表現及法定可供分派之溢利及／或儲備金額後，董事可於其認為適當之時候宣派股息。如本公司二零零三年年報及本集團截至二零零三年十二月三十一日止年度之經審核財務報表所披露，本公司於該年該日可供分派予股東之儲備(據董事會認為)為112,450,000港元。董事並無計劃宣派額外股息，或改變本公司之股息政策。

3. 市價

下表載列(i)緊接股份在購回建議開始日期前六個曆月每月最後一個股份交易日、(ii)於二零零四年五月二十八日，即購回建議開始日期前買賣股份之最後一個完整交易日及(iii)於最後實際可行日期，於聯交所之收市價：

	股份收市價 (港元)
二零零三年十一月二十八日	1.01
二零零三年十二月三十一日	1.04
二零零四年一月三十日	1.22
二零零四年二月二十七日	1.33
二零零四年三月三十一日	1.09
二零零四年四月三十日	1.08
二零零四年五月二十八日(亦即購回建議開始日期前買賣股份之最後一個交易日)	1.00
最後實際可行日期	1.10

於有關期間，股份在聯交所錄得之最低及最高收市價，分別為二零零四年五月十八日之0.95港元及二零零四年二月二十三日之1.39港元。

2.6 於緊接本文件刊發日期前兩年期間內，256,507股股份因認股權證持有人行使認股權證而按現金每股0.30港元之價格發行，其詳情載列如下：

配發日期	股份數目	所得款項
		港元
二零零三年五月十四日	14,816	4,444.80
二零零三年五月十九日	20,000	6,000.00
二零零三年五月二十八日	12,800	3,840.00
二零零三年五月二十九日	10,000	3,000.00
二零零三年六月三日	400	120.00
二零零三年六月六日	198,491	59,547.30

2.7 根據董事提呈及於本公司於二零零三年七月十四日舉行之股東特別大會（「大會」）上通過之決議案，本公司在以下各方面進行股本重組：

(a) (i) 將截至大會日期當日本公司已發行股本中每股面值0.01港元之股份註銷0.0096港元之已繳股本，以削減本公司已發行股本，致使每股股份會被視作本公司已發行股本中一股面值0.0004港元之繳足股份；及

(ii) 每股法定但尚未發行股份之價值由每股0.01港元削減至0.0004港元，以使本公司之法定股本由300,000,000港元削減至12,000,000港元（「削減股本」）；

(b) 根據本公司之公司細則及百慕達適用法例，削減於二零零二年十二月三十一日本公司股份溢價賬一筆375,995,500港元之貸方進賬額（「削減股份溢價」），連同運用削減股本所產生之89,152,500港元之貸方進賬額，以撇銷或削減於二零零二年十二月三十一日本公司累計結餘約465,890,000港元之虧絀；

(c) 將每25股每股0.0004港元之削減股份合併（「股份合併」）為每股面值0.01港元之新股份；及

(d) 完成削減股本及股份合併後，透過增設本公司股本中28,800,000,000股每股面值0.01港元之未發行新股份，將本公司之法定股本由12,000,000港元增至300,000,000港元（統稱「股本重組」）。

股本重組於二零零三年七月十五日生效。

1. 責任聲明

本文件所載資料，乃遵照收購守則及購回守則所規定提供有關本公司之資料。本文件所載之資料乃由本公司提供，本公司已採取一切合理審慎行動確保本文件所載之資料為準確。董事願就本文件所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知，本文件所表達之一切意見乃經審慎周詳考慮後始行發表，且本文件並無遺漏任何其他事實，以致其所載之任何聲明有誤導成份。

2. 股本變動

2.1 於最後實際可行日期，本公司之法定及已發行股本如下：

法定股本：		
30,000,000,000股	每股面值0.01港元之股份	300,000,000港元
已發行股本：		
371,468,753股	每股面值0.01港元之股份	3,714,687.53港元

2.2 所有股份在所有方面，如獲派股息、投票及資本回報之權利，享有同等權益。

2.3 股份於聯交所主板上市。股份並無於任何其他證券交易所上市或買賣，股份亦無或擬尋求在其他證券交易所上市或批准買賣。

2.4 本公司並無於二零零三年十二月三十一日起至及包括最後實際可行日期止期間進行任何股份發行，亦沒有於緊接本文件刊發日期前十二個月期間內購回任何股份。

2.5 於最後實際可行日期，本公司並無任何尚未行使之購股權、認股權證及影響股份之轉換權。

吾等之工作並不構成根據香港會計師公會頒佈之審核準則所作之審核或審閱，因此吾等對備考財務資料不提供任何保證。

備考財務資料乃根據通函第97至99頁所載之基礎編製，僅用於説明之目的，因此基於其性質，未必能指示：

- 貴集團若於二零零三年十二月三十一日或任何未來日期完成購回建議之財務狀況；或

- 貴集團截至二零零三年十二月三十一日止年度或任何未來期間之財務業績。

意見

吾等認為：

(a) 備考財務資料已根據所述基準妥善編製；

(b) 有關基準與　貴集團之會計政策一致；及

但不包括除購回建議開支外購回建議不會對　貴集團截至二零零三年十二月三十一日止年度之綜合純利構成任何影響之假設(載於通函附錄二5B節附註4)，因此，截至二零零三年十二月三十一日止年度已發行股份之加權平均數已就購回建議作出調整，但截至二零零三年十二月三十一日止年度之綜合純利並無作出任何相應調整(購回建議之開支除外)，此乃不符合上市規則第4.29(6)段規定所有調整須有事實根據之規定，吾等認為，就備考財務資料而言，有關調整恰當，並已根據上市規則第4.29段作出披露。

此致

中國網絡資本有限公司
列位董事　台照

德勤 • 關黃陳方會計師行
執業會計師
謹啟

二零零四年七月十六日

備考財務資料之釋疑函件

Deloitte.
德勤

德勤・關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu
26/F Wing On Centre
111 Connaught Road Central
Hong Kong

敬啟者：

吾等現對於中國網絡資本有限公司(前稱中國網絡(百慕達)有限公司)及其附屬公司(以下統稱為「 貴集團」)於二零零四年七月十六日刊發的通函(「通函」)第97至99頁「本集團之備考財務資料」中有關由新鴻基國際有限公司代表 貴公司提出之有條件現金購回建議，按每股1.20港元以現金購回最多達74,300,000股股份(「購回建議」)及清洗豁免呈報其備考財務資料。編製這些備考財務資料僅用於說明之目的，並就購回建議可能會對已呈列之財務資料產生何種影響提供資料。

責任

中國網絡資本有限公司董事之責任為根據香港聯合交易所有限公司證券上市規則(「上市規則」)第4.29段之規定編製備考財務資料。

吾等之責任是按照上市規則第4.29段之規定對備考財務資料出具意見並向 貴公司報告吾等之意見。對於以前吾等就任何用以編製備考財務資料之財務資料所作出之報告，吾等不會承擔任何超出於報告簽發當日吾等對於吾等作出報告之有關人士所負之責任。

意見基礎

吾等根據英國審計實務委員會(Auditing Practices Board)頒佈之《投資通函申報準則》及第1998/8期「根據上市規則申報備考財務資料」(倘適用)進行工作。我們之工作不包括對任何相關財務資料進行獨立審查，而主要包括比較未經調整之財務資料與原始文件、考慮支持該等調整之證據以及與中國網絡資本有限公司董事討論備考財務資料。

C. 股東資金回報

	於購回建議之前 千港元	於購回建議完成後 千港元
截至二零零三年十二月三十一日止年度之經審核綜合純利／未經審核經調整綜合純利	292,078	289,978
本集團之經審核資產淨值／本集團之未經審核經調整資產淨值(股東資金)	1,103,537	1,012,277
經審核股東資金回報／未經審核經調整股東資金回報	26.47%	28.65%
增加：		8.24%

B. 每股基本盈利

下表概述假設股東全面接納購回建議後有關購回建議之財務影響，其按照本集團截至二零零三年十二月三十一日止年度之經審核業績及假設購回建議已於二零零三年一月一日進行。下表僅為呈列目的而編製，按照其性質，未必能提供本集團財務業績之真實及完整狀況。

	於購回建議之前	於購回建議完成後
	千港元	千港元
截至二零零三年十二月三十一日止年度之經審核綜合純利	292,078	292,078
購回建議之估計開支（附註1）		(2,100)
截至二零零三年十二月三十一日止年度之未經審核經調整綜合純利		289,978
已發行股份之加權平均數（附註2及3）	371,464,499	297,164,499
每股經審核基本盈利／每股未經審核經調整基本盈利（港元）（附註3及4）	0.79	0.98
增加：		24.05%

附註：

1. 包括購回建議之專業、法律及其他開支。

2. 每股基本盈利乃透過將本集團之純利除以截至二零零三年十二月三十一日止年度已發行股份之加權平均數371,464,499股計算。

3. 就備考目的而言，每股未經審核經調整基本盈利乃根據截至二零零三年十二月三十一日止年度已發行股份之假設加權平均數297,164,499股計算。倘若截至二零零三年十二月三十一日止年度已發行股份之加權平均數乃假設購回建議已於二零零三年十二月三十一日進行，則截至二零零三年十二月三十一日止年度已發行股份之加權平均數應為371,271,319股，而每股未經審核經調整基本盈利則為0.78港元，相當於減少1.27%。

4. 本集團認為，除購回建議之開支外，購回建議將不會對本集團之綜合純利構成任何影響。

4. 重大改變

據董事所知，自二零零三年十二月三十一日(即本集團最近期之經審核綜合財務報表編製完成之日期)起，本集團之財政或營業狀況或前景並無任何重大改變。

5. 本集團之備考財務資料

A. 資產淨值

下表概述假設股東全面接納購回建議後有關購回建議之財務影響，其按照本集團於二零零三年十二月三十一日之經審核資產淨值及假設購回建議已於二零零三年十二月三十一日進行。下表僅為呈列目的而編製，按照其性質，未必能提供本集團財務狀況之真實及完整狀況。

	於購回建議之前 千港元	於購回建議完成後 千港元
於二零零三年十二月三十一日之經審核資產淨值	1,103,537	1,103,537
經調整：		
購回建議之估計成本		(89,160)
購回建議之估計開支(附註1)		(2,100)
本集團之未經審核經調整資產淨值		1,012,277
已發行股份數目	371,468,753	297,168,753
每股經審核資產淨值／每股未經審核經調整資產淨值(港元)	2.97	3.41
增加：		14.81%

附註：

1. 包括購回建議之專業、法律及其他開支。

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
星電電子技術發展(深圳)有限公司*	中國	註冊 1,000,000港元	100%	計算機軟件的研發及相關技術諮詢

遞延股並非由本集團持有，亦無享有任何派息或接收通告或出席本公司任何股東大會或投票表決之權利或任何清盤分派

* 全外資企業

依董事之意見，上表列載之本公司各附屬公司，已能大致反映本集團於本年度之業績或主要資產淨值情況，如加載其他附屬公司之詳情，將令資料過於冗長。

除在「主要業務」一欄另行說明外，所有附屬公司均在其註冊成立地點經營業務。

於二零零三年十二月三十一日或年內任何時間，各附屬公司概無任何債務證券。

3. 債務聲明

於二零零四年五月三十一日(即本文件付印前為本債務聲明目的之最後實際可行日期)營業時間結束時，本集團有未償還其他無抵押貸款合共35,000,000美元(約273,000,000港元)。

除上述者外，本集團就於以往年度出售一間附屬公司向買方提供免責保證及於一九九七年向電訊盈科有限公司(前稱得信佳集團有限公司(「得信佳」))之前主要股東兼前主席及Chambord Investment Inc.提供相互免責保證有或然負債，該等免責保證之進一步詳情載於附錄二附註32。亦有因nCube Corporation及Stellar One Corporation訴訟而產生之索償，該等訴訟之進一步詳情載於附錄二「訴訟」一節。

除上文所述及集團間之負債外，於二零零四年五月三十一日營業時間結束時，本集團內概無任何公司有任何按揭、抵押債權證、借貸資本、銀行透支、貸款或債項或任何租購承擔、擔保或其他重大或然負債。

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
邦盈有限公司	香港	普通股 2港元	100%	放債
建迪有限公司	香港	普通股 2港元	100%	物業投資
康遠有限公司	香港	普通股 2港元	100%	持有物業
Pro Leader Limited	英屬處女群島	普通股 1美元	100%	投資控股
景溢投資有限公司	香港	普通股 2港元	100%	投資控股
Sparkling Summer Limited	英屬處女群島	普通股 6,500,000美元	100%	在香港及海外從事證券買賣
星光電訊(中國投資)有限公司	香港	普通股 2港元	100%	投資控股
星光電訊集團有限公司	香港	普通股 200港元 遞延股# 4,000,000港元	100%	投資控股
星光電訊有限公司	香港	普通股 3,000,000港元	100%	電訊及資訊科技產品及服務
星光電訊置業有限公司	香港	普通股 200港元	100%	投資及持有物業
Taskwell Limited	英屬處女群島	普通股 1美元	100%	投資控股
得信佳天芝有限公司	香港	普通股 2港元	100%	投資控股
中國網絡(百慕達)有限公司	香港	普通股 2港元	100%	投資控股
盈光有限公司	香港	普通股 2港元	100%	物業投資

39. 主要附屬公司詳情

於二零零三年十二月三十一日之主要附屬公司詳情如下：—

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
直接持有				
Besford International Limited	英屬處女群島	普通股 1美元	100%	投資控股
Classic Fortune Limited	英屬處女群島	普通股 1美元	100%	投資控股
Yuenwell Holdings Limited	英屬處女群島	普通股 1美元	100%	投資控股
Star Paging (BVI) Limited	英屬處女群島	普通股 400美元	100%	投資控股
間接持有				
中國網絡代理人有限公司	香港	普通股 200港元	100%	投資控股及提供代理人服務
中國網絡秘書有限公司	香港	普通股 2港元	100%	提供秘書服務
Dualiane Limited	英屬處女群島	普通股 1美元	100%	投資控股
Focus Clear Limited	英屬處女群島	普通股 1美元	100%	在香港從事證券買賣
Forepower Limited	英屬處女群島	普通股 1美元	100%	香港物業投資
展和有限公司	香港	普通股 200,000港元	100%	持有物業
Gold Chopsticks Limited	英屬處女群島	普通股 1美元	100%	投資控股
金立盛有限公司	香港	普通股 2港元	100%	投資控股
Honest Opportunity Limited	英屬處女群島	普通股 1美元	100%	在香港及海外從事證券買賣

於資產負債表結算日，本集團根據租賃物業之不可撤消之經營租約，將於未來應收的最低租約付款如下：－

	本集團	
	二零零三年	二零零二年
	千港元	千港元
一年內	2,272	4,033
第二年至第五年(首尾兩年包括在內)	1,895	1,185
	4,167	5,218

於二零零三年十二月三十一日，本公司並無任何經營租約承諾(二零零二年：無)。

36. 退休福利計劃

本集團為其在香港之合資格僱員設立一項定額供款退休福利計劃。該計劃之資產與本集團之資產分開處理，交由獨立信託人控制之基金管理。

自收益表扣除之退休福利計劃供款指本集團須按計劃規則指定之比率向計劃支付之供款。倘僱員在有權全面享有供款之前退出計劃，沒收之供款將用於削減本集團日後所須支付之供款，或應本公司要求退還予本公司。

於二零零三年十二月三十一日，任何因僱員退出計劃而出現及可用於削減本集團於未來數年所須支付之供款之沒收供款為5,000港元(二零零二年：17,000港元)。

除定額供款退休福利計劃外，本集團須分別為若干香港僱員及中國內地僱員，就有關法例，以每月薪酬之適當比率，供款強積金及中央退休計劃。

年內之退休福利計劃供款於扣除71,000港元(二零零二年：43,000港元)之沒收供款後達446,000港元(二零零二年：136,000港元)。

37. 關連各方交易

於二零零二年十二月三十一日，本公司向China Sci-Tech Holdings Limited中國科技集團有限公司*(「中國科技」，本公司之前度主要股東)償付費用4,000,000港元。該筆費用包括(i)兩名前度董事(兩者均身兼中國科技之董事)之薪酬；(ii)其他員工成本；及(iii)日常營運開支。償付金額以中國科技之實際支出為依據。

38. 結算日後事項

於二零零四年二月十九日，本公司之一間間接全資附屬公司以每股0.3港元之價格出售728,000,000股天安中國投資有限公司之股份。

除上述事項外，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，而據董事所知，本集團任何成員公司概無任何尚未了結或可能面臨或已提出之重大訴訟或索償。

34. 資產抵押

於資產負債表結算日，本集團之下列資產已按予銀行作為取得短期銀行融資之抵押：－

	本集團	
	二零零三年	二零零二年
	千港元	千港元
投資物業	11,350	－
有價證券	54,583	164,554
銀行定期存款及現金	26,988	7,567
	92,921	172,121

35. 經營租約安排

本集團作為承租人：－

	本集團	
	二零零三年	二零零二年
	千港元	千港元
根據物業之經營租約下，支付之最低租約付款	4,311	10,515

於資產負債表結算日，本集團根據租賃物業之不可撤消之經營租約而須於未來支付之最低租約付款之承諾如下：－

	本集團	
	二零零三年	二零零二年
	千港元	千港元
一年內	1,075	3,945
第二年至第五年(首尾兩年包括在內)	428	1,173
	1,503	5,118

經營租約應付款為本集團若干辦公室物業及貨倉之應付租金。租約協議平均2至5年期而租金亦固定平均為2年期。

本集團作為出租人：－

於本年度物業租金收入為3,349,000港元(二零零二年：6,470,000港元)。投資物業預期產生6.3%租金收益(二零零二年：5.7%)。所持物業於未來平均2年已有承租人。

32. 或然負債

(a) 本公司已就旗下一間附屬公司所獲授予之一般融資向銀行提供擔保。該附屬公司於二零零三年十二月三十一日已動用融資款項4,846,000港元(二零零二年：無)。

此外，本公司亦就旗下附屬公司獲授之融資向多間證券行提供擔保。於二零零三年及二零零二年十二月三十一日，旗下之附屬公司並無動用任何融資。

(b) 就於以往年度出售一間附屬公司，本集團已就買方因轉讓該附屬公司之若干業務合約而蒙受及／或引致之一切負債、損失、成本及費用向買方提供免責保證。

(c) 於一九九七年，本公司曾向得信佳前主要股東兼前主席及Chambord Investment Inc.就有關電訊盈科有限公司(前稱得信佳集團有限公司(「得信佳」))股份於聯交所上市而向得信佳提供若干免責保證，以促成得信佳股份於聯交所上市而作出相互免責保證。該等免責保證乃涉及使用得信佳之商標，侵犯財產之許可使用，為取得銀行融資而向得信佳提供擔保及税項負責。

有關上述(b)及(c)項，董事無法估計提供免責保證及擔保所產生之財務影響。

33. 訴訟

(a) 於一九九八年十一月，nCube Corporation(「nCube」)向本公司之附屬公司香港數碼電視有限公司(「數碼電視」，前稱星光互動電視有限公司)及Star Telecom Services Limited(「STSL」，前稱香港星光國際網絡有限公司)發出令狀，就指稱數碼電視向nCube購買兩套MediaCube 3000系統，提出索償約1,980,000美元(約相當於15,305,000港元)連同利息之款項。nCube對STSL提出索償乃以數碼電視與nCube之間之合約上之STSL蓋章為基礎。STSL已徵詢法律意見，而法律意見認為STSL不大可能要對nCube之索償負上法律責任。數碼電視亦正對nCube之索償作出抗辯，並已徵詢法律意見。

根據法律意見，數碼電視有合理依據就有關索償提出抗辯，故並未就有關索償在財務報告上作出任何撥備。數碼電視已於一九九八年十二月十四日提交答辯書，而nCube自該日起並未就有關訴訟採取進一步行動。有關訴訟於年內並無任何進展。

(b) Stellar One Corporation(「Stellar One」)根據香港公司條例第178條於一九九八年十一月，向數碼電視發出要求償還約1,152,000美元(約相當於8,983,000港元)之法定付款要求。Stellar One於一九九八年十二月提出一項將數碼電視清盤之呈請，數碼電視對此項呈請作出強烈抗辯。數碼電視已申請一項針對Stellar One之繳付訟費保證金令。於一九九九年五月四日，法院下令Stellar One於一九九九年五月七日或之前支付200,000港元予法院，作為數碼電視之訟費保證金。Stellar One並未向法院支付該款項。

該項呈請已於一九九九年十一月撤銷，而Stellar One須向數碼電視支付堂費254,000港元。Stellar One已表示其將會要求Honolulu法院作出仲裁，以追討有關款項。

數碼電視已徵詢法律意見，有關仲裁訴訟截至本財務報告獲批准之日並未展開。根據法律意見，數碼電視有合理依據就有關索償提出抗辯，因此，並未就該項索償於財務報告中作出任何撥備。

30. 出售附屬公司

於附註11解釋，於二零零三年三月二十九日，本集團以1港元之代價出售其中國業務。負債淨額於出售日期如下；－

	二零零三年三月二十九日 千港元
出售之負債淨額:	
物業、廠房及設備	252
於一共同控制實體之權益	2,001
其他非流動資產	95
存貨	1,673
應收賬項、按金及預付款項	5,829
可收回稅項	8
銀行結餘及現金	800
應付賬項及應計費用	(51,679)
應付一間共同控制實體之款項	(1,200)
	(42,221)
應佔商譽	1,237
變現滙兑儲備	(125)
	(41,109)
出售溢利	41,109
現金代價總額	–
因出售之淨現金流出：	
現金代價	–
出售之銀行結餘及現金	(800)
	(800)

31. 遞延稅項

截至二零零三年十二月三十一日，本集團及本公司擁有可抵銷未來溢利之估計未動用稅項虧損為1,964,000,000港元及74,000,000港元（二零零二年：2,166,000,000港元及67,000,000港元），由於無法預知未來溢利，故並無確認遞延稅項資產。其稅項虧損可以無限期保留。

本集團其他可予扣減之暫時差異為32,000,000港元（二零零二年：32,000,000港元）。鑑於未來不大可能有應課稅溢利抵銷可動用之可扣減暫時差異，故本集團並無就可扣減暫時差異確認遞延稅項資產。

(e) 認股權證

於二零零零年十二月三十一日止年度，本公司按於二零零零年五月十五日每持有五股普通股獲發一份認股權證之基準發行價值557,006,000港元之1,856,688,098份認股權證，每份作價0.05港元。每份認股權證之持有人有權由發行日期至二零零三年六月六日(首尾兩日包括在內)止期間隨時以現金按每股0.30港元(可予以調整)之價格認購本公司之普通股一股。

於本年度，價值77,000港元之256,507份認股權證已獲行使，以行使價每股0.3港元認購本公司256,507股普通股，而餘下價值556,923,000港元之1,856,409,741份尚未行使之認股權證已於二零零三年六月六日屆滿並且作廢，因此，認股權證儲備90,369,000港元獲調撥至收益表。

29. **儲備**

	股份溢價	實繳盈餘	資本贖回儲備	認股權證儲備	保留溢利／(累積虧損)	總額
	千港元	千港元	千港元	千港元	千港元	千港元
本公司						
於二零零二年一月一日	1,135,685	32,883	1,922	90,381	(30,532)	1,230,339
本年度虧損	–	–	–	–	(435,358)	(435,358)
於二零零二年十二月三十一日	1,135,685	32,883	1,922	90,381	(465,890)	794,981
因行使認股權證而產生之溢價	87	–	–	(12)	–	75
收益表內已確認認股權證屆滿時所得之溢利	–	–	–	(90,369)	–	(90,369)
因資本重組及股份溢價之減少而減少累積虧損	(375,996)	–	–	–	465,148	89,152
本年度溢利	–	–	–	–	84,026	84,026
已付中期股息	–	–	–	–	(3,715)	(3,715)
於二零零三年十二月三十一日	759,776	32,883	1,922	–	79,569	874,150

本公司之實繳盈餘乃於集團重組生效當日就交換附屬公司股份而發行之本公司股份之面值與所收購之附屬公司資產淨值兩者間之差額，減去其後向本公司作出之分派。

根據百慕達一九八一年公司法(經修訂)，除保留溢利外，本公司之實繳盈餘亦可用以分派予股東。然而，在下列情況下，公司不得自實繳盈餘撥款宣佈或派發股息或進行分派：

(a) 公司目前或將在進行派發後無法於負債到期時還款；或

(b) 公司名下資產之可變現價值因此低於累積負債額及其已發行股本及股份溢價賬。

董事認為，本公司於二零零三年十二月三十一日可供分派予股東之儲備為112,452,000港元(二零零二年：無)。

28. 股本

	股份數目		面值	
	二零零三年	二零零二年	二零零三年	二零零二年
			千港元	千港元
每股面值0.01港元之普通股				
法定：－				
於年初	30,000,000,000	30,000,000,000	300,000	300,000
削減股本(如附註a之定義)	(28,800,000,000)	–	(288,000)	–
年內增加(附註d)	28,800,000,000	–	288,000	–
於年終	30,000,000,000	30,000,000,000	300,000	300,000
已發行及繳足股款：－				
於年初	9,286,462,340	9,286,462,340	92,865	92,865
行使認股權證(附註e)	256,507	–	2	–
股本重組	(8,915,250,094)	–	(89,152)	–
於年終	371,468,753	9,286,462,340	3,715	92,865

附註：－

根據本公司於二零零三年七月十四日所舉行之股東特別大會(「股東特別大會」)上通過由董事建議之決議案，本公司已進行下列之股本重組：－

(a) (i) 將截至通過本決議案之日期當日本公司已發行股本中每股面值0.01港元之股本註銷0.0096港元之已繳股本，以削減本公司已發行股本，致使每股股份會被視作本公司已發行股本中一股面值0.0004港元之繳足股份；及

(ii) 每股法定但尚未發行股份之價值由每股0.01港元削減至0.0004港元，以使本公司之法定股本由300,000,000港元削減至12,000,000港元(「削減股本」)；

(b) 根據本公司之公司細則及百慕達適用法例，削減於二零零二年十二月三十一日本公司股份溢價賬一筆375,995,500港元之貸方進賬額(「削減股份溢價」)，連同運用削減股本所產生之89,152,500港元之貸方進賬額，以對銷或削減於二零零二年十二月三十一日本公司累計結餘約465,890,000港元之累計虧損；

(c) 將每25股每股0.0004港元之削減股份合併(「股份合併」)為每股面值0.01港元之新股份(「新股份」)；及

(d) 完成削減股本及股份合併後，透過增設28,800,000,000股未發行之新股份，將本公司之法定股本由12,000,000港元增至300,000,000港元(「增加法定股本」)(統稱「股本重組」)。

股本重組於二零零三年七月十五日生效。

25. 應付賬項及應計費用

以下為應付貿易賬項之賬齡分析：－

	本集團	
	二零零三年	二零零二年
	千港元	千港元
90日內	1,723	4,057
91-180日	－	377
181-360日	－	117
360日以上	－	8,541
	1,723	13,092
其他應付賬項及應計費用	6,667	46,558
	8,390	59,650

26. 應付一間共同控制實體之款項

有關應付一間共同控制實體之款項並無抵押、免息及該共同控制實體已於本年內出售。

27. 應付予附屬公司之款項

有關應付予附屬公司之款項並無抵押、免息及無固定還款期。附屬公司已確定不會於資產負債表結算日之後十二個月內要求還款。因此，有關款項以非流動形式展示。

22. 存貨

	本集團	
	二零零三年	二零零二年
	千港元	千港元
供轉售之存貨－製成品	5,139	10,315

於二零零三年十二月三十一日，總值為2,049,000港元(二零零二年：782,000港元)之存貨乃按可變現淨值列賬。

23. 應收賬項、按金及預付款項

本集團之一貫政策為給予其客戶平均30至90日之賬期。

以下為應收貿易賬項之賬齡分析：－

	本集團	
	二零零三年	二零零二年
	千港元	千港元
90日內	12,471	10,454
91-180日	7	3,352
	12,478	13,806
其他應收賬項、按金及預付款項	28,457	6,849
衍生工具之已付溢價淨額	—	2,448
	40,935	23,103

24. 應收貸款

應收貸款並無抵押，按最優惠年利率加5%至15%計息及於一年內還款。

21. 證券投資

本集團

	供買賣投資		其他投資		總額	
	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	千港元	千港元	千港元	千港元	千港元
股本證券						
一在香港上市	425,249	333,179	112,045	295,991	537,294	629,170
一在海外上市	22,597	–	29,418	–	52,015	–
一非上市	–	104,607	–	–	–	104,607
	447,846	437,786	141,463	295,991	589,309	733,777
債務證券						
一非上市(附註)	–	–	256,247	–	256,247	–
	447,846	437,786	397,710	295,991	845,556	733,777
就申報而分析之賬面值						
一非流動	–	–	388,115	284,306	388,115	284,306
一流動	447,846	437,786	9,595	11,685	457,441	449,471
	447,846	437,786	397,710	295,991	845,556	733,777
上市證券之市值	447,846	333,179	141,463	295,991	589,309	629,170

附註： 該等債務證券為新鴻基有限公司(「新鴻基」)發行及聯合集團有限公司(「聯合」)之債款票據，此乃本集團於本期間出售新鴻基及聯合股票之部份代價。該等債款票據分別按年息4厘及2.25厘計算及可於二零零八年三月七日及二零零八年八月十五日或之前贖回。

於二零零三年十二月三十一日，本集團投資股本證券上所持下列公司之權益超過本集團資產10%，以下為根據香港公司條例第129(2)條予以披露之詳情：

公司名稱	註冊成立地點	股份類別	本集團所持已發行股本百分比
天安中國投資有限公司	香港	普通股	10.9%
聯合集團有限公司	香港	普通股	7.9%

本集團所持土地及樓宇之分析如下：－

	本集團	
	二零零三年	二零零二年
	千港元	千港元
根據中期租約在香港持有之物業	4,345	4,505
根據下列租約在中國持有之物業：		
－長期租約	2,800	2,800
－中期租約	3,480	3,630
	10,625	10,935

本集團名下所有土地及樓宇，經由獨立專業物業估值行戴德梁行有限公司於二零零三年十二月三十一日按公開市場基準重估其價值。因重估所產生之減值68,000港元（二零零二年：48,000港元）已自綜合收益表扣除。

倘本集團名下所有土地及樓宇均按成本減累積折舊及攤銷列賬，此等物業之賬面值應為18,482,000港元（二零零二年：18,963,000港元）。

19. 於附屬公司之權益

	本公司	
	二零零三年	二零零二年
	千港元	千港元
非上市股份，按成本值	32,168	32,168
應收附屬公司款項	3,887,417	4,132,179
	3,919,585	4,164,347
減：應收附屬公司款項撥備	(1,822,548)	(1,887,081)
	2,097,037	2,277,266

於二零零三年十二月三十一日之主要附屬公司詳情載於附註39。

董事認為，應收附屬公司款項不會於資產負債表結算日之後十二個月內償還，故歸納為非流動性質。

20. 於一間共同控制實體之權益

	本集團	
	二零零三年	二零零二年
	千港元	千港元
應佔資產淨值	－	1,926

本集團於本年度已出售於共同控制實體之權益，詳情載於附註11及30。

18. 物業、廠房及設備

	租賃土地及樓宇 千港元	電腦及電子設備 千港元	傢俬及裝置 千港元	車輛 千港元	總額 千港元
本集團					
成本值或估值					
於二零零三年一月一日	10,935	11,567	7,959	1,796	32,257
滙兑調整	–	403	25	41	469
添置	–	8	269	–	277
出售	–	(3,893)	(5,136)	(607)	(9,636)
出售附屬公司	–	(5,997)	(352)	(729)	(7,078)
重估減值	(310)	–	–	–	(310)
於二零零三年十二月三十一日	10,625	2,088	2,765	501	15,979
包括：					
按成本值	–	2,088	2,765	501	5,354
按二零零三年估值	10,625	–	–	–	10,625
	10,625	2,088	2,765	501	15,979
折舊及攤銷及減值虧損					
於二零零三年一月一日	–	9,539	6,917	1,607	18,063
滙兑調整	–	361	24	30	415
本年度撥備	242	662	412	145	1,461
因出售而撇銷	–	(3,523)	(5,095)	(607)	(9,225)
因出售附屬公司而撇銷	–	(5,816)	(336)	(674)	(6,826)
因估值而撇銷	(242)	–	–	–	(242)
於二零零三年十二月三十一日	–	1,223	1,922	501	3,646
賬面淨值					
於二零零三年十二月三十一日	10,625	865	843	–	12,333
於二零零二年十二月三十一日	10,935	2,028	1,042	189	14,194

17. 投資物業

	本集團 千港元
估值	
於二零零三年一月一日	32,610
重估減值	(1,060)
於二零零三年十二月三十一日	31,550

本集團所持投資物業之分析如下：—

	二零零三年 千港元	二零零二年 千港元
根據中期租約而持有之物業：—		
—在香港	14,850	15,610
—在中國	16,700	17,000
	31,550	32,610

本集團名下之投資物業，經由獨立專業物業估值行戴德梁行有限公司於二零零三年十二月三十一日按公開市場基準重估該等物業之價值。所產生之重估減值1,060,000港元(二零零二年：270,000港元)已自綜合收益表扣除。

本集團所持有之全部投資物業已根據經營租約租出。

15. 股息

	二零零三年 千港元	二零零二年 千港元
普通股：一		
已付中期股息－每股0.01港元(二零零二年：無)	3,715	－
建議末期股息－每股0.04港元(二零零二年：無)	14,859	－

董事建議派發每股0.04港元之末期股息，此項建議尚待本公司股東於應屆股東週年大會上批准。

16. 每股盈利／(虧損)

每股基本及攤薄盈利／(虧損)乃根據下列數據計算：一

	二零零三年 千港元	二零零二年 千港元
計算每股基本及攤薄盈利／(虧損) 所依據之盈利／(虧損)	292,078	(602,914)
	股份數目	股份數目
計算每股基本及攤薄盈利／(虧損) 所依據之普通股份加權平均數	371,464,499	371,458,494

二零零二年度之每股虧損已就二零零三年七月十五日股份合併作出調整，詳情載於附註28。

在計算二零零二年度每股攤薄虧損時，由於本公司尚未行使之認股權證之行使價均高於股份平均市價，因此假設本公司尚未行使之認股權證不獲行使。餘下之認股權證已於二零零三年六月屆滿並且作廢，詳情載於附註28(e)。

14. 稅項(支出)／撥回

	二零零三年 千港元	二零零二年 千港元
本年期稅項：－		
於中國之所得稅	(104)	－
於前年度撥備不足		
香港	(3)	－
中國	(229)	－
	(336)	－
應佔聯營公司之稅項	－	198
	(336)	198

香港利得稅乃根據本年度之估計應課稅溢利按17.5%(二零零二年：16%)之稅率計算。

於本年度及上年度並無任何應課稅溢利，故並無在財務報表上提撥香港利得稅撥備。

於二零零三年六月，香港利得稅由16%增加至17.5%，並於二零零三／二零零四課稅年度開始生效。稅率增加之影響已於結算日在計算本年及遞延稅項結餘時反映。

於其他司法權區產生之稅項已按有關司法權區之適用稅率計算。

截至二零零三年十二月三十一日及二零零二年十二月三十一日止年度之(支出)／撥回與收益表內之溢利／(虧損)調節如下：－

	二零零三年 千港元	二零零二年 千港元
除稅前溢利／(虧損)	292,414	(603,417)
按本地利得稅稅率17.5%(二零零二年：16%)	(51,172)	96,547
不可減免開支之稅項影響	(17,707)	(41,687)
毋須課稅收入之稅項影響	32,647	21,700
動用過往未確認稅項虧損	39,972	149
未確認稅項虧損之稅項影響	(3,799)	(75,047)
前年度不足撥備	(232)	－
於其他司法權區經營之附屬公司不同稅率之影響	(49)	－
其他	4	(1,464)
本年度稅項(支出)／撥回	(336)	198

中國業務於二零零三年一月一日至二零零三年三月二十九日期內之業績(已包括在綜合收益表內)如下：—

	二零零三年一月一日至二零零三年三月二十九日 千港元	二零零二年一月一日至二零零二年十二月三十一日 千港元
營業額	1,062	68,115
其他經營收入	—	3,456
經營成本	(2,034)	(100,309)
融資成本	—	(430)
應佔一間共同控制實體之業績	(28)	(119)
本期間／年度虧損	(1,000)	(29,287)

於本年度，中國業務並未為本集團業績之現金流量淨值帶來重大之貢獻。

於二零零二年十二月三十一日止年度，中國業務為本集團之經營現金流量淨流出11,000,000港元，投資業務已收為500,000港元，融資業務已付27,000,000港元。

中國業務於出售當日之資產及負債賬面值，列載於附註30。

出售中國業務產生溢利41,109,000港元，此筆款項相當於出售所得款項減Fulltime Group於出售日期負債淨額之賬面值、應佔商譽及滙兑儲備(見附註30)。上述交易並無產生税項支出或撥回。

12. 商譽之已確認減值虧損

於上年度，董事已評估從收購一間附屬公司額外權益而產生的2,250,000港元商譽之可收回金額。董事確定此等商譽因此間附屬公司於過往數年均錄得虧損及其經營業務將持續蒙受損失而減值。因此，已全數於上年度之綜合收益表內扣除。

13. 應佔聯營公司之業績及出售一間聯營公司之虧損

根據本集團之會計政策，截至二零零二年十二月三十一日止年度應佔聯營公司之業績主要包括豐泰集團國際有限公司(「豐泰集團」)截至二零零二年六月三十日止之業績。於二零零二年八月，本集團變現其於豐泰集團之權益，代價為37,494,000港元(扣除支出)，虧損9,085,000港元。

董事之酬金界乎下列範圍：—

	二零零三年 董事人數	二零零二年 董事人數
零至1,000,000港元	6	8

截至二零零三年十二月三十一日止各兩年度，並無因為喪失職銜引致之賠償予董事或前董事，亦未有董事免除任何酬金。

最高薪人仕

於本年度，五名最高薪人仕包括兩名董事（二零零二年：無），詳情已載於上文。本集團餘下三位最高薪人仕（二零零二年：五位）之酬金如下：—

	二零零三年 千港元	二零零二年 千港元
薪金及其他福利	1,958	3,686
退休福利計劃供款	61	160
	2,019	3,846

酬金界乎下列範圍：—

	二零零三年 僱員人數	二零零二年 僱員人數
零至1,000,000港元	3	4
1,000,001港元至1,500,000港元	–	1

11. 出售附屬公司之溢利

在二零零三年三月，Fulltime Profit Limited（本公司之一間間接全資附屬公司）及其附屬公司（「Fulltime Group」），於中國之流動電話分銷業務及智能大廈系統集成項目（統稱「中國業務」）已以代價港幣1元出售予一位獨立第三方人士。出售已於二零零三年三月二十九日完成及於當日將中國業務之控制權轉交給收購者。

8. **經營業務溢利／(虧損)**

	二零零三年 千港元	二零零二年 千港元
經營業務溢利／(虧損)已扣除／(撥回)：		
核數師酬金	620	700
已確認為支出之存貨成本	90,182	173,628
裁員及遣散費	–	1,243
投資物業重估減值	1,060	270
租約土地及樓宇重估減值	68	48
物業、廠房及設備之折舊及攤銷	1,461	4,049
物業、廠房及設備已確認之減值虧損	–	6,562
其他非流動資產已確認之減值虧損	124	–
出售物業、廠房及設備之虧損	398	822
員工成本，包括董事酬金	12,478	19,080
壞賬撥備	–	13,180
撥回：		
－訴訟成本撥備	–	(7,459)
－壞賬撥備	–	(10,000)

9. **融資成本**

此數額代表於五年內全數償還銀行及其他借貸之利息。

10. **董事酬金及最高薪人仕**

董事酬金

董事酬金分析如下：－

	二零零三年 千港元	二零零二年 千港元
袍金：－		
執行董事	–	–
非執行董事	–	63
獨立非執行董事	267	200
	267	263
執行董事享有之其他酬金：－		
薪金及其他福利	1,709	848
退休福利計劃供款	45	36
董事酬金總額	2,021	1,147

附註：－

(a) 按照新鴻基有限公司(「新鴻基」)於二零零二年十一月向其股東提出一項購回建議，以每股1.3港元之價格，其中0.3港元以現金支付，其餘1.0港元以債務證券支付，購回最多325,600,000股新鴻基股份，本集團於二零零二年十一月承諾出售最少152,760,720股新鴻基股份，其後於二零零三年二月按每股1.3港元之價格變現212,782,450股新鴻基股份。本公司董事(「董事」)認為該批212,782,450股新鴻基股份之價值已出現減值，而有關之減值虧損已於二零零二年十二月三十一日止年度由資產重估儲備轉撥至綜合收益表內。

(b) 其中一項買賣證券之上市地位已於二零零四年一月十九日取消。董事認為該項買賣投資之價值已全數減值。

7. **其他經營收入**

	二零零三年 千港元	二零零二年 千港元
利息收入：－		
－債務證券	7,275	－
－銀行	479	1,351
－應收貸款	2,206	63
－其他	143	496
	10,103	1,910
訴訟賠償(附註)	4,941	－
經營租約物業扣除開支253,000港元(二零零二年：162,000港元)之租金收入	3,096	6,308
服務收入	－	2,412
維修收入	－	344
撥回長期未付之債項	－	5,166
其他	1,848	2,575
	19,988	18,715

附註：當中包括一項4,778,000港元之賠償，作為解決訴訟關於前僱員之不當行為而造成之損失。

以下列表提供本集團按市場地區收入之分析：

	按市場地區之收入	
	二零零三年	二零零二年
	千港元	千港元
香港	495,795	1,229,841
中國	2,284	72,075
	498,079	1,301,916

以下為按照資產分佈之地區，以分項資產之賬面值及物業、廠房及設備之增加之分析：－

	分項資產之賬面值		物業、廠房及設備之增加	
	於二零零三年十二月三十一日	於二零零二年十二月三十一日	截至二零零三年十二月三十一日止年度	截至二零零二年十二月三十一日止年度
	千港元	千港元	千港元	千港元
香港	1,098,756	879,698	277	731
中國	24,700	31,075	－	564
	1,123,456	910,773	277	1,295

6. 投資之溢利／(虧損)淨額

	二零零三年	二零零二年
	千港元	千港元
變現其他上市投資之收益	－	8,091
衍生工具之已變現虧損淨額	(14,205)	(48,167)
供買賣投資之未變現溢利／(虧損)淨額	137,976	(200,017)
衍生工具之未變現虧損淨額	－	(79,958)
其他投資之已確認減值虧損(附註a)	－	(86,629)
供買賣投資之已確認減值虧損(附註b)	(2,409)	－
企業債券之已變現收益淨額	－	2,446
	121,362	(404,234)

	流動電話分銷	證券買賣及投資	其他	綜合
	千港元	千港元	千港元	千港元
資產負債表				
資產				
分項資產	27,888	736,641	47,931	812,460
於一間共同控制實體之權益	–	–	1,926	1,926
未分攤之公司資產	–	–	–	96,387
綜合總資產				910,773
負債				
分項負債	39,039	45,830	19,165	104,034
應付一間共同控制實體之款項	–	–	1,200	1,200
未分攤之公司負債	–	–	–	6,773
綜合總負債				112,007

	流動電話分銷	證券買賣及投資	其他	未分攤之分項	綜合
	千港元	千港元	千港元	千港元	千港元
其他資料					
資本開支	88	–	211	996	1,295
折舊及攤銷	2,287	–	1,339	423	4,049
綜合收益表內已確認之減值虧損	3,711	88,879	2,334	517	95,441
其他非現金支出	13	279,975	438	689	281,115

地區分項

本集團之經營業務分佈於香港及中國內地(「中國」)。

本集團之流動電話分銷業務在香港及中國進行，而證券買賣及投資業務則在香港進行。

	流動電話分銷 千港元	證券買賣及投資 千港元	其他 千港元	未分攤之分項 千港元	綜合 千港元
其他資料					
資本開支	233	–	–	44	277
折舊及攤銷	511	–	199	751	1,461
綜合收益表內					
已確認之減值虧損	–	2,409	–	124	2,533
其他非現金支出	–	–	1,128	398	1,526

截至二零零二年十二月三十一日止年度

	流動電話分銷 千港元	證券買賣及投資 千港元	其他 千港元	綜合 千港元
收入				
對外銷售	168,241	1,113,393	11,218	1,292,852
其他經營收入	2,412	–	6,652	9,064
	170,653	1,113,393	17,870	1,301,916
業績				
分項業績	(21,015)	(537,490)	(4,925)	(563,430)
未分攤之其他經營收入				10,420
未分攤之公司支出				(29,345)
經營業務虧損				(582,355)
融資成本				(603)
商譽之已確認減值虧損	–	(2,250)	–	(2,250)
出售一間聯營公司之虧損	–	(9,085)	–	(9,085)
應佔聯營公司之業績	–	(9,005)	–	(9,005)
應佔一間共同控制實體之業績	–	–	(119)	(119)
除税前虧損				(603,417)
税項撥回				198
未計少數股東權益前虧損				(603,219)
少數股東權益				305
本年度虧損				(602,914)

關於此等業務之分項資料呈列如下：－

截至二零零三年十二月三十一日止年度

	流動電話分銷 千港元	證券買賣及投資 千港元	其他 千港元	綜合 千港元
收入				
對外銷售	98,775	387,899	1,034	487,708
其他經營收入	—	7,275	3,096	10,371
	98,775	395,174	4,130	498,079
業績				
分項業績	1,301	174,471	(3,037)	172,735
未分攤之其他經營收入				9,617
未分攤之公司支出				(20,843)
經營業務溢利				161,509
融資成本				(545)
認股權證屆滿時所得之溢利				90,369
出售附屬公司之溢利	41,109	—	—	41,109
應佔一間共同控制實體之業績	—	—	(28)	(28)
除税前溢利				292,414
税項支出				(336)
本年度溢利				292,078
資產負債表				
資產				
分項資產	37,760	855,176	38,960	931,896
未分攤之公司資產				191,560
綜合總資產				1,123,456
負債				
分項負債	2,740	3,167	1,174	7,081
未分攤之公司負債				12,838
綜合總負債				19,919

本集團作為承租人

根據經營租賃下之應付租金，以直線法按有關租賃，以支出形式扣除。

退休福利計劃

本集團之定額供款退休計劃、強制性公積金計劃或中央公積金計劃之供款於到期日以支出形式扣除。

外幣

以港元以外其他貨幣進行之交易乃按交易當日之主要滙率兑換記錄。以港元以外其他貨幣為單位之貨幣資產及負債乃按資產負債表結算日之主要滙率重新兑換為港元。滙兑損益已包括在本年度之溢利或虧損淨額。

在綜合賬目時，本集團於海外之業務以港元以外其他貨幣為單位之資產及負債乃按資產負債表結算日之主要滙率兑換為港元。以港元以外其他貨幣為單位之收益及開支項目以期內平均滙率兑換港元，所產生之滙兑差額(如有)均歸類為資本及儲備並撥入本集團之滙兑儲備內，此等滙兑差額將於該等業務出售之期間確認為收入或支出。

4. 營業額

	二零零三年 千港元	二零零二年 千港元
銷售流動電話	98,775	168,241
出售上市買賣投資之款項	381,237	1,102,900
上市投資之股息收入	6,662	10,493
其他通訊產品	1,034	11,218
	487,708	1,292,852

5. 業務及地區資料

業務分項

於管理上，本集團現時分為兩大營運業務，分別是流動電話分銷，以及證券買賣及投資。其他主要指年內其他通訊產品之銷售及所賺取之租金收入，上述兩大業務乃本集團報主要分項資料所按之基準。

用於交易及投資的衍生工具

本集團買賣衍生工具之活動乃根據公平價值記錄，而未變現損益則於收益表反映。交易持倉之公平價值一般是根據上市市價計算，如不能提供上市市場價值或本集團之持倉套現合理地被認為會對市價產生衝擊，公平價值之衡量則會根據其他有關因素計算，包括經紀報價及不同市場(包括於不同地區之市場)上類似工具之報價。若干衍生工具合約之公平價值源於計價模式，即考慮該財務工具或商品之當時市場價格及合約上之價格，或相關持倉之時值、收益曲線或波動因素。

稅項

所得稅支出乃指本期應付稅項加上遞延稅項之總額。

本期應付稅項乃按本期間之應課稅溢利計算。由於應課稅溢利不包括於其他期間應課稅或可獲減免之收支項目，亦不包括利潤表內毋須課稅或不獲減免之項目，故應課稅溢利與利潤表所列示之淨溢利有所不同。

遞延稅項指就財務報告表所載資產負債與計算應課稅溢利所採用之相應稅基，兩者賬面值間之差異而預期應付或可收回之稅項，並採用資產負債表負債法計算。一切應課稅臨時差異一般確認為遞延稅項負債，及倘應課稅溢利可能足以抵銷可獲減免之臨時差異，則確認為遞延稅項資產。倘因商譽(或負商譽)或初步確認(業務綜合除外)交易之其他資產負債而產生之臨時差異不會影響應課稅溢利或會計溢利，則有關資產及負債不予確認。

附屬公司及聯營公司投資以及於合營企業之權益所產生之應課稅臨時差異確認為遞延稅項負債，惟以本集團能控制其撥回及於可見將來可能不獲撥回之臨時差異為限。

遞延稅項資產之賬面值會於各結算日審核，及調低至再無可能有應課稅溢利足以撥回全部或部份資產。

遞延稅項乃按預期於償還負債或變現資產期間適用之稅率計算。遞延稅項將於利潤表扣除或計入利潤表，除非遞延稅項與直接於權益扣除或計入權益之項目有關，在此情況下則遞延稅項亦計入權益內。

租賃

如果租賃條款在實質上將與資產擁有權有關的所有風險和報酬轉讓給承租人，該租賃則歸類為融資租賃。所有其他租賃則歸類為經營租賃。

本集團作為出租人

從經營租賃得到之租金，以直線法按有關租賃予以確認。

當本集團與其聯營公司進行交易時，未變現損益均予對銷，以本集團於有關聯營公司所佔權益為限，惟倘未變現虧損足以證明所轉讓之資產出現減值則除外。

共同控制實體

任何合營安排涉及成立獨立實體，且合營各方均擁有該實體的權益者，乃稱為共同控制實體。

本集團於共同控制實體之權益乃按本集團分佔共同控制實體之資產淨值列入綜合資產負債表，當中須加上收購時所支付之溢價或扣減收購時之任何折讓，並以任何尚未撇銷、攤銷或解除至收入扣減已辨認之減值為限。本集團分佔共同控制實體之收購後業績乃列入綜合收益表內。

證券投資

證券投資按交易日期基準確認，最初按成本計算。

於往後之申報日期，本集團已表明其意向有能力持有至期滿之債務證券(持有至期滿之債務證券)，按已攤銷之成本值，減除任何反映其不可復原數目之已確認減值虧損衡量價值。

所有證券(持有至期滿之債務證券除外)均於往後之申報日期按公平價值衡量價值。

倘證券乃持作買賣用途，未變現損益均列入期內之溢利或虧損淨額。其他證券方面，未變現損益均撥入股本權益處理，直至出售有關證券或確定已出現減值為止，屆時累積損益均列入期內之溢利或虧損淨額。

存貨

存貨(指供買賣之商品)按成本或可變現淨值兩者間之較低者列賬。成本乃按先入先出法計算。

其他非流動資產

其他非流動資產(指會所債券)按成本值減除任何已確認之減值虧損。

減值

於各結算日，本集團均會審閱其有形及無形資產之賬面值，藉以確認該等資產有否出現減值虧損。倘本集團估計某項資產之可收回金額低於其賬面值，則該項資產之賬面值須減低至其可收回金額。減值虧損將即時確認為開支，除非有關資產根據另一項會計準則以重估金額列賬，則上述減值虧損將根據該項會計準則視為重估減值。

倘某項減值虧損其後撥回，則該項資產之賬面值須增至其可收回金額之經修訂估計數額，惟增加後之賬面值不得超過以往年度資產並無確認減值虧損而釐定之賬面值。撥回減值虧損將即時確認為收入，除非有關資產根據另一項會計準則以重估金額列賬，則撥回減值虧損將被視為重估減值。

結餘不足以彌補重估減值，在此情況下，重估減值超出投資物業重估儲備之數額於損益表中扣除。倘之前已於損益表中扣除一項重估減值而其後出現重估增值，此項增值須於損益表中入賬，數額以早前扣除之減值為限。

在出售某項投資物業時，該項物業所佔之投資物業重估儲備均轉移至收益表中。

除租約剩餘年期為20年或以下外，投資物業均不計算折舊。

物業、廠房及設備

物業、廠房及設備均按成本值或估值減除折舊、攤銷及任何已確定之減值虧損後列賬。

土地及樓宇乃按其重估值（即按現有用途基準於重估日期之公平價值減除其後出現之任何累積折舊，攤銷及任何其後之減值虧損）列於資產負債表。重估工作定期進行，頻密程度以足夠令賬面值不致大幅偏離於資產負債表結算日之公平價值為準。

任何因土地及樓宇之重估所產生之增值均撥入資產重估儲備內，因重估土地及樓宇而致賬面淨值減少之價值須以支出形式扣除，除因相同之資產於以往重估時而引致之重估減值已確認為支出，此等重估增值需撥入損益表中但不能超越以往之減值支出。因重估土地及樓宇而致賬面淨值減少之數額須以支出形式處理，惟以超出以往就重估該特定物業而撥入重估儲備之餘額（如有）為限。在日後出售土地及樓宇時，於以往年度尚未轉撥至保留溢利之應計重估增值均轉撥至保留溢利。

物業、廠房及設備之折舊及攤銷乃以直線法於其估計可用年限按如下年率撇銷成本：－

租約土地	按租約餘下年期
樓宇	按租約年期或30-50年（以較短者為準）
電腦及電子設備	20%
傢俬及裝置	20%-50%
車輛	20%-50%

出售或棄置某項資產之損益，視乎出售該項資產所得款項與其賬面值兩者間之差額而定，及於收益表內確認。

附屬公司

於附屬公司之投資乃按成本減除任何已確認之減值虧損，呈列在本公司之資產負債表。

聯營公司

綜合收益表包括本集團本年度應佔其聯營公司之收購後業績。在綜合資產負債表內，於聯營公司之權益乃按本集團應佔聯營公司之資產淨值減除任何已確認之減值虧損列賬。

於二零零一年一月一日後，因收購而產生之商譽將轉作固定資產及以直線法於其可用年限攤銷。因收購聯營公司或共同控制實體而產生之商譽，已包括在聯營公司或共同控制實體之賬面值。因收購附屬公司而產生之商譽已分開呈列在資產負債表。

於出售附屬公司、聯營公司或共同控制實體時，未攤銷之商譽／以往用作抵銷或增加儲備之商譽才計算在出售收入或虧損。

負值商譽

負值商譽乃指集團在收購日應佔附屬公司、聯營公司或共同控制實體之可認定資產及負債公平值之權益高於收購成本。

在二零零一年一月一日前，由收購附屬公司產生之負值商譽，將繼續保留在儲備賬內，並在出售有關附屬公司時會撥作收益。

在二零零一年一月一日後，由收購附屬公司、聯營公司或共同控制實體產生之負值商譽，將會根據市況分析從資產中扣除並計算為收益。

如負值商譽部份屬於在收購日之可預期虧損或支出，但此並不等同於收購日可確定之負債，則在此等虧損或支出所發生之期間計算為收益。其剩餘負值商譽部份，並未高出於已收購之可認定非貨幣性資產之公平價值，則按其可確定及已收購之可供折舊資產之平均剩餘可使用年期，以收入方式按直線法入賬。如負值商譽高出於已收購之可確定非貨幣性資產之公平總值時，則該高出之部份即時以收入方式入賬。

收入確認

證券買賣乃在執行有關交易時予以確認。

貨品銷售額乃在貨品付運及擁有權經已轉移時予以確認。

投資之股息收入乃在確定本集團可收取有關款項之權利時予以確認。

利息收入根據結存本金及適用利率按時間基準累計。

租金收入(包括就根據經營租約出租之物業提早開列發票之租金)乃於租約期內按直線基準確認。

投資物業

投資物業為已落成之物業，乃因其具有投資潛質而持有，任何租金收入均按公平原則磋商。

投資物業乃按其公開市值(以於資產負債表結算日之獨立專業估值為依據)列賬。任何投資物業之重估增值或減值均撥入投資物業重估儲備或自投資物業重估儲備扣除，除非此項儲備之

財務報告附註

截至二零零三年十二月三十一日止年度

1. 一般事項

本公司於百慕達註冊成立為一間受豁免有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。

本公司為一間投資控股公司，其主要附屬公司之業務載於附註39。

2. 採納財務申報準則

於本年度，本集團已採納由香港會計師公會(「香港會計師公會」)之香港財務申報準則(「香港財務申報準則」)－會計實務準則(「會計準則」)第12號(經修訂)「所得稅」。此香港財務申報準則之條款已包含在會計準則之內，其解釋已被香港會計師公會所批核。實施會計準則第12號(經修訂)之主要影響乃與遞延稅項有關。採納會計準則第12號(經修訂)須採用資產負債表負債法，就此而言，乃就財務報告表所載資產負債與計算應課稅溢利所採用之相應稅基，兩者賬面值間之一切臨時差異而確認遞延稅項，惟有少數除外情況。

採納此會計準則對本年度或以往年度之業績並無重大影響，因此並無需要作出以往年度之調整。

3. 主要會計政策

財務報表按歷史成本慣例編製及依投資物業、土地及樓宇及證券投資之重新估價而修定。

財務報表乃根據香港普遍採納之會計原則而編製，所採用之會計政策原則如下：

綜合基準

綜合財務報表合併了本公司及其附屬公司每年截至十二月三十一日之財務報表。

年內所收購或出售之附屬公司之業績適當地由收購之生效日起計，或截至出售之生效日為止已包括入綜合收益表。

本集團內所有公司間之重大交易及結餘均在綜合賬目時對銷。

商譽

綜合賬目時產生之商譽指收購代價高於本集團應佔有關附屬公司、聯營公司或共同控制實體可認定資產及負債於收購日期之公平價值之差額。

於二零零一年一月一日前，因收購而產生之商譽將繼續保留於儲備中，當出售有關附屬公司、聯營公司或共同控制實體時，或當商譽被決定減值時，商譽將在收益表中扣除。

	附註	二零零三年 千港元	二零零二年 千港元
投資業務			
出售其他投資所得款項		63,835	12,991
已收利息		10,103	1,910
出售物業、廠房及設備所得款項		13	388
有抵押銀行定期存款增加		(19,421)	(7,567)
購買其他投資		(14,485)	(24,175)
出售一間附屬公司之現金流出淨額	30	(800)	–
購買物業、廠房及設備		(277)	(1,295)
出售一間聯營公司所得款項淨額		–	37,494
出售其他非流動資產所得款項		–	810
購買一間附屬公司之額外權益		–	(2,250)
購買一間聯營公司之權益		–	(1,007)
投資業務之現金淨額		38,968	17,299
融資業務			
新增銀行貸款		170,067	512,882
行使認股權證所得款項		77	–
償還銀行貸款		(170,067)	(512,882)
融資業務之現金淨額		77	–
現金及現金等值增加／(減少)淨額		55,238	(132,967)
外幣滙率轉變之影響		(2,174)	–
年初之現金及現金等值		81,536	214,503
年終之現金及現金等值，代表銀行結餘及現金		134,600	81,536

綜合現金流量表

截至二零零三年十二月三十一日止年度

	二零零三年 千港元	二零零二年 千港元
經營業務		
經營業務溢利／(虧損)	161,509	(582,355)
調整項目：		
利息收入	(10,103)	(1,910)
物業、廠房及設備之折舊及攤銷	1,461	4,049
其他非流動資產已確認之減值虧損	124	–
物業、廠房及設備已確認之減值虧損	–	6,562
變現其他上市投資之收益	–	(8,091)
出售其他非流動資產之虧損	–	200
出售物業、廠房及設備之虧損	398	822
投資之已變現及未變現(溢利)／虧損淨額	(123,771)	325,696
其他投資之已確認減值虧損	–	86,629
供買賣投資之已確認減值虧損	2,409	–
投資物業之重估減值	1,060	270
租賃土地及樓宇之重估減值	68	48
壞賬撥備	–	13,180
撥回：		
－訴訟成本撥備	–	(7,459)
－壞賬撥備	–	(10,000)
－長期未付之債項	–	(5,166)
營運資金變動前之經營現金流量	33,155	(177,525)
存貨減少	3,503	2,596
買賣投資減少	67,836	87,225
應收賬項、按金及預付款項(增加)／減少	(23,661)	51,990
應收貸款增加	(20,827)	(5,000)
應付賬項及應計費用增加／(減少)	419	(65,579)
客戶訂金及預收款項減少	(39,801)	(44,556)
應付一間共同控制實體之款項增加	–	1,200
經營業務之現金流入／(流出)	20,624	(149,649)
已付税款	(171)	(14)
已付利息	(545)	(603)
已付股息	(3,715)	–
經營業務之現金流入／(流出)淨額	16,193	(150,266)

綜合權益變動表

截至二零零三年十二月三十一日止年度

	股本	股份溢價	負值商譽	商譽	認股權證儲備	資產重估儲備	資本贖回儲備	滙兌儲備	保留溢利／（累積虧損）	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零二年一月一日	92,865	1,135,685	32,883	(1,237)	90,381	(169,118)	1,922	2,140	137,766	1,323,287
其他投資重估減值及在綜合收益表內未確認之虧損	–	–	–	–	–	(8,236)	–	–	–	(8,236)
其他投資之已確認減值虧損	–	–	–	–	–	86,629	–	–	–	86,629
年內虧損	–	–	–	–	–	–	–	–	(602,914)	(602,914)
於二零零二年十二月三十一日	92,865	1,135,685	32,883	(1,237)	90,381	(90,725)	1,922	2,140	(465,148)	798,766
其他投資重估增值	–	–	–	–	–	52,280	–	–	–	52,280
因換算海外附屬公司之財務報表所產生之滙兌差額	–	–	–	–	–	–	–	(2,015)	–	(2,015)
綜合收益表內未確認之溢利／（虧損）淨額	–	–	–	–	–	52,280	–	(2,015)	–	50,265
因行使認股權證而產生以溢價發行股份	2	87	–	–	(12)	–	–	–	–	77
因資本重組及股份溢價之減少而減少累積虧損（附註28）	(89,152)	(375,996)	–	–	–	–	–	–	465,148	–
收益表內已確認認股權證屆滿時所得之溢利	–	–	–	–	(90,369)	–	–	–	–	(90,369)
因出售附屬公司而調撥	–	–	–	1,237	–	–	–	(125)	–	1,112
因出售其他投資所產生之重估儲備而調撥	–	–	–	–	–	55,323	–	–	–	55,323
年內溢利	–	–	–	–	–	–	–	–	292,078	292,078
已付中期股息	–	–	–	–	–	–	–	–	(3,715)	(3,715)
於二零零三年十二月三十一日	3,715	759,776	32,883	–	–	16,878	1,922	–	288,363	1,103,537

資產負債表
於二零零三年十二月三十一日

	附註	二零零三年 千港元	二零零二年 千港元
非流動資產			
於附屬公司之權益	19	2,097,037	2,277,266
流動資產			
按金及預付款項		267	187
銀行結餘及現金		120,952	73,260
		121,219	73,447
流動負債			
應計費用		1,082	1,478
流動資產淨值		120,137	71,969
總資產減流動負債		2,217,174	2,349,235
非流動負債			
應付予附屬公司之款項	27	1,339,309	1,461,389
資產淨值		877,865	887,846
資本及儲備			
股本	28	3,715	92,865
儲備	29	874,150	794,981
總資本及儲備		877,865	887,846

綜合資產負債表

於二零零三年十二月三十一日

	附註	二零零三年 千港元	二零零二年 千港元
非流動資產			
投資物業	17	31,550	32,610
物業、廠房及設備	18	12,333	14,194
於一間共同控制實體之權益	20	—	1,926
證券投資	21	388,115	284,306
其他非流動資產		528	745
		432,526	333,781
流動資產			
存貨	22	5,139	10,315
證券投資	21	457,441	449,471
應收賬項、按金及預付款項	23	40,935	23,103
應收貸款	24	25,827	5,000
有抵押銀行定期存款	34	26,988	7,567
銀行結餘及現金		134,600	81,536
		690,930	576,992
流動負債			
應付賬項及應計費用	25	8,390	59,650
客戶訂金及預收款項		7,229	47,030
應付一間共同控制實體之款項	26	—	1,200
應付税項		4,300	4,127
		19,919	112,007
流動資產淨值		671,011	464,985
資產淨值		1,103,537	798,766
資本及儲備			
股本	28	3,715	92,865
儲備		1,099,822	705,901
總資本及儲備		1,103,537	798,766

2. 截至二零零三年十二月三十一日止財政年度

以下載列摘錄自本公司截至二零零三年十二月三十一日止年度年報所載之本集團經審核財務報表。

綜合收益表

截至二零零三年十二月三十一日止年度

	附註	二零零三年 千港元	二零零二年 千港元
營業額	4	487,708	1,292,852
銷售成本		(428,844)	(1,407,528)
毛利／(虧損)		58,864	(114,676)
投資之溢利／(虧損)淨額	6	121,362	(404,234)
其他經營收入	7	19,988	18,715
分銷成本		(6,621)	(12,689)
行政支出		(28,150)	(52,530)
其他經營支出		(3,934)	(16,941)
經營業務溢利／(虧損)	8	161,509	(582,355)
融資成本	9	(545)	(603)
認股權證屆滿時所得之溢利	28(e)	90,369	–
出售附屬公司之溢利	11	41,109	–
商譽之已確認減值虧損	12	–	(2,250)
出售一間聯營公司之虧損	13	–	(9,085)
應佔聯營公司之業績	13	–	(9,005)
應佔共同控制實體之業績		(28)	(119)
除税前溢利／(虧損)		292,414	(603,417)
税項(支出)／撥回	14	(336)	198
未計少數股東權益前溢利／(虧損)		292,078	(603,219)
少數股東權益		–	305
本年度溢利／(虧損)		292,078	(602,914)
股息	15		
－已付中期股息		3,715	–
－建議末期股息		14,859	–
每股盈利／(虧損)	16		
－基本及攤薄		0.79港元	(1.62港元)

1. 財務資料概要

以下簡列摘錄自本公司截至二零零一年、二零零二年及二零零三年十二月三十一日止年度年報所載本集團截至二零零三年十二月三十一日止三個年度各年之經審核綜合業績。

業績

	截至十二月三十一日止年度		
	二零零三年	二零零二年	二零零一年
	千港元	千港元	千港元
營業額	487,708	1,292,852	2,339,466
經營業務溢利／(虧損)	161,509	(582,355)	(678,024)
融資成本	(545)	(603)	(7,360)
認股權證屆滿時所得之溢利	90,369	–	–
出售附屬公司之溢利	41,109	–	–
商譽之已確認減值虧損	–	(2,250)	(30,035)
視為收購一間附屬公司額外權益之虧損	–	–	(4,458)
出售一間聯營公司之虧損	–	(9,085)	–
應佔聯營公司之業績	–	(9,005)	(12,593)
應佔共同控制實體之業績	(28)	(119)	(170)
除税前溢利／(虧損)	292,414	(603,417)	(732,640)
税項	(336)	198	2,002
未計少數股東權益前溢利／(虧損)	292,078	(603,219)	(730,638)
少數股東權益	–	305	13,384
本年度溢利／(虧損)	292,078	(602,914)	(717,254)
股息	18,574	–	46,432
	港元	港元	港元
每股盈利／(虧損)			
一基本及攤薄	0.79	(1.62)	(1.93)*
每股股息	0.05	–	0.13 *

* 為進行比較，每股盈利／(虧損)及每股股息已被乘以25予以調整，以計入於二零零三年七月十五日生效之股份合併。

5.3 計算提交股份表格所附之股份數目時，就公佈的目的，可能包括或排除了並未完全符合規定或有待核證之接納。

5.4 誠如購回守則、收購守則及上市規則之規定，所有有關購回建議之公佈將須以英文於至少一份主要英文報章及以中文於至少一份主要中文報章以付款公佈之形式刊登，該等報章必為每日出版及於香港普遍發行。此外，根據執行人員及聯交所之不時規定，公佈將須以電子方式呈交予執行人員及聯交所，以刊登於彼等各自之網站。

6. 詮釋

6.1 本文件所指合資格股東包括因購入或承讓股份而有權簽署提交股份表格之人士，倘超過一名人士簽署提交股份表格，則本文件之條文共同及分別適用於該等人士。

6.2 本文件及提交股份表格所指男性包括女性及中性，而所指單數包括眾數，反之亦然。

押、不動產留置權、衡平權益、優先權或任何性質之其他第三方權利），連同二零零四年六月四日或之後附於股份一切權利及／或使任何據此明文授予之權力十足生效；及

4.5.5 授權本公司或代理促使以郵寄方式（郵誤風險概由彼承擔）並按提交股份表格第4格所列登記地址將彼應得之代價寄發予名列首位之持有人；及

4.5.6 因或就購回建議或提交股份表格所產生之所有事宜，接受香港法院之司法管轄權管轄。

5. 公佈

5.1 於獨立股東就批准購回建議及清洗豁免而召開之股東特別大會後，本公司將透過聯交所公佈大會之結果及購回建議是否已成為無條件。有關公佈將於下一個營業日於報章刊登。

5.2 於購回建議截止之日期下午六時正前（或執行人員可能批准之較後時間），本公司須知會執行人員及聯交所其有關購回建議修訂、延期或屆滿之決定（如有），並須於該日下午七時正前透過聯交所大利市發表公佈，表明購回建議是否經已修訂或延期或已截止。透過大利市發表之該項公佈必須於下午六時正前送交執行人員及聯交所通過，並須於同日下午七時正前於聯交所之網站發表。上述公佈將於下一個營業日在報章再次刊登，並須列明（購回建議失效除外）本公司根據購回建議購回且獲接納之股份（及涉及股份之權利）之總數、本公司或與本公司一致行動之人士（如有）於二零零四年六月四日前所持有、控制或指示之股份（及涉及股份之權利）之總數、本公司或與本公司一致行動之任何人士於購回建議期間（即二零零四年六月四日至購回建議截止日期為止之期間）收購或同意收購之股份（及涉及股份之權利）之總數、已接獲有效交回以購回之股份之總數（盡可能最接近之數目）。

本公司已向執行人員尋求及取得修改收購守則第19條註釋7之規定，則上一段所述有關購回建議結果之公佈，將不包括釐訂各接納股東就超額股份數目所獲按比例配額之方法之詳情。執行人員已同意本公司可延遲公佈該等資料，並可於緊隨購回建議截止日期後之營業日作出公佈，並將於下一個營業日按下文第5.4段所述之方式於報章刊發。

動，其將或可能導致本公司、新鴻基、過戶處、彼等任何各自之董事或任何其他涉及購回建議之人士違反任何地區有關購回建議或接納購回建議之法律或規管規定。

4.4 委任及授權

待購回建議成為無條件後，簽署提交股份表格即構成：

4.4.1 不可撤回地委任本公司或新鴻基之任何董事或高級職員或其可能指示之任何一名其他人士為該合資格股東之代理（「代理」）；及

4.4.2 不可撤回地指示代理全權代表接納購回建議之人士填妥及簽署提交股份表格及／或其他文件，並採取或作出代理認為讓本公司購回該名接納了購回建議（或被視為已接納購回建議）之人士所供接納之部分或全部股份（按本公司可能全權酌情決定）而必須、適當或合宜之行動或事宜。

4.5 承諾

一經簽署提交股份表格，其將：

4.5.1 同意追認及確認本公司或任何代理在根據購回建議之條款正常行使其權力及／或授權情況下可能作出或實行之每一及所有行動或事宜；

4.5.2 承諾向過戶處遞交就接納（或被視為接納）購回建議股份所涉及股票、過戶收據及／或任何其他所有權文件，或本公司所接納代表上述者之免責保證，或促使於其後盡快並在任何情況下在最後接納時間前向該人士送交該等文件；

4.5.3 接受提交股份表格之條文及本文件所載購回建議之其他條款及條件，均被視為已收錄於購回建議之條款及條件內；

4.5.4 承諾在本公司認為必須、適當或合宜之情況下，就接納購回建議可能須要而簽立任何其他文件、採取任何其他行動及給予任何其他保證，包括但不限於就其接納或被視作接納之購回建議完成購回任何股份（不附帶任何留置權、質

4.2.2 倘提交股份表格第1格所填寫之股份總數大於有關合資格股東之交回股份數目，則該合資格股東將被視為就相等於其交回股份（受向下調整之規限）之股數而接納購回建議；

4.2.3 倘於提交股份表格第1格填上可辨識數目以外之任何標記（包括「√」、「×」、「○」或難以辨識之數目或字樣），則合資格股東將被視為已按購回價就相等於其交回股份（受向下調整之規限）之股數接納購回建議，

惟倘：

(i) 於第1格填上任何可辨識之數目，則有關合資格股東將首先被視為已按購回價就相等於其交回股份（受向下調整之規限）之股數接納購回建議；及

(ii) 就本4.2.3段而言，如有餘下標記並清晰顯示有意刪掉或修改有關選擇，將不予理會。

4.2.4 上述推定條文可由本公司或其代理以其認為適當之方式運用，務求使提交股份表格根據本公司或其代理可能認為乃有關合資格股東之意向之指示而生效；及

4.2.5 倘提交股份表格並非嚴格地根據提交股份表格所載指示填寫，則本公司保留權利，在其可視提交股份表格已根據本公司或其代理可能認為乃有關合資格股東之意向之指示填妥情況下，將該提交股份表格視為有效。

4.3 聲明及保證

4.3.1 其有全權及授權交回、出售、出讓及轉讓提交股份表格所述由本公司購回之所有股份（連同所有附帶之權利），而股份之股款經已全數繳足、概不附帶任何留置權、押記、產權負擔、衡平權、優先購買權或其他任何性質之第三者權利，且附有於二零零四年六月四日或之後所附帶之一切權利（包括享有於二零零四年六月四日或之後派付之所有股息之權利）；及

4.3.2 其如居於香港以外之司法權區，或為該等司法權區之公民，已全面遵守任何適用之法律或其他規定，且根據有關司法權區之法例，彼可在合法情況下獲提出並接納購回建議，及彼並無採取任何行動也無因忽疏而未採取任何行

過戶處將於購回建議截止後10日內以平郵方式(郵誤風險概由接納股東承擔)寄發就購回建議應付予接納股東之總金額(惟須扣除根據上文第1.10.4段所述之款項)。

3.6.2 倘接納股東之超額提交股份並未獲本公司全部購回，則該等剩餘股份之股票或過戶收據或其他所有權文件，或其補發股票，將於購回建議截止後10日內以平郵方式退回或寄發予接納股東(郵誤風險概由接納股東承擔)。

3.7 新股東

於二零零四年七月十六日至二零零四年八月二十四日)(包括首尾兩日)止期間之營業時間內，任何股東均可於過戶處(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)取閱本文件、隨附代表委任表格及空白之提交股份表格。股東亦可透過上文第1.10.11段所述查詢熱線聯絡過戶處，並要求過戶處將本文件、隨附代表委任表格及空白之提交股份表格(如適用)寄交其於股東名冊所記錄之登記地址。

4. 合資格股東接納購回建議之影響

每名合資格股東或其代表簽署一份提交股份表格，即表示不可撤回地向本公司及新鴻基承諾、聲明、保證及同意(務求對其本人、其遺產代理人、承繼人、繼承人及承讓人具約束力)以下各項：

4.1 簽署

提交股份表格一經簽署，則不論任何空格是否填妥，一經提交即構成有關合資格股東按本文件及提交股份表格內所載或所指條款及條件規限下接納購回建議，交回提交股份表格內第1格所填上或被視為填上股份之數目，上述接納將為不可撤回。

4.2 推定條文

在提交股份表格未有正確填寫、未填妥或不能辨識之情況下，下列規定將會適用：

4.2.1 倘提交股份表格第1格並無填寫，則合資格股東被視為已就登記於其名下之全部股份接納購回建議(「交回股份」，受向下調整之規限)；

3.4 遺失或未可供領取之股票

3.4.1 倘股票、過戶收據及／或任何其他所有權文件尚未可供領取及／或已遺失，而合資格股東欲接納購回建議，則應無論如何填妥提交股份表格，並於最後接納時限前送交過戶處，而有關股票、過戶收據及／或任何其他所有權文件(及／或任何與此有關獲得信納之一項或多項免責保證)亦應於此後盡快並無論如何於最後接納時限前送交過戶處。

3.4.2 購回建議之接納即使並無隨附有關股票、過戶收據及／或任何其他所有權文件(及／或任何與此有關獲得信納之一項或多項免責保證)，本公司仍可酌情將之視作有效，惟在該情況下，應付之現金代價將不會予以支付，直至過戶處已接獲有關股票、過戶收據及／或任何其他所有權文件(及／或與此有關獲得信納之一項或多項免責保證)為止。

3.4.3 倘合資格股東已遺失其股票、過戶收據及／或任何其他所有權文件，則彼應致函過戶處並要求一份有關遺失之股票、過戶收據及／或任何其他所有權文件(按情況而定)之免責保證書，並按所列指示填妥該免責保證書，並於最後接納時限前以郵寄方式或親自將該免責保證書連同提交股份表格及任何股票、過戶收據及／或任何其他所有權文件(如有)一併送回過戶處。在該等情況下，有關合資格股東將獲知會彼就此須支付予過戶處之費用。

3.5 額外之提交股份表格

倘合資格股東已遺失所隨附之原有提交股份表格或該份原有表格已不可使用，而彼要求補發一份提交股份表格，則彼應致函過戶處或親臨過戶處之辦事處，要求索取可供合資格股東填寫之額外提交股份表格。

3.6 交收

3.6.1 倘過戶處於最後接納時限前接獲填妥之提交股份表格，連同相關股票及／或過戶收據及／或任何其他所有權文件或任何與此有關獲得信納之一項或多項免責保證，且屬或被視作符合規定，則過戶處將以郵寄方式通知有關接納股東購回其股份，包括自其超額提交股份(如有)將予購回之股份數目。同時，

收據及／或任何其他所有權文件（及／或就此所需之任何信納之免責保證），在代理人可能規定之限期（該限期可早於購回建議項下指定之限期）內送交過戶處；或

(ii) 安排由本公司透過過戶處將股份以其名義登記，並將填妥之提交股份表格連同有關股票、過戶收據及／或任何其他所有權文件（及／或就此所需之任何信納之免責保證）送交過戶處；或

(iii) 倘股份存放於中央結算系統，則指示其經紀／託管銀行授權香港中央結算（代理人）有限公司於香港中央結算（代理人）有限公司指定之最後期限或之前，就此而言為二零零四年八月二十三日（即最後接納時限前之一個營業日）代其接納購回建議。為了符合香港中央結算（代理人）有限公司訂定之限期，該股東務須向彼之經紀／託管銀行查詢處理其指示之時間，並應彼等之要求遞交該指示；或

(iv) 倘該股東之股份透過中央結算系統存置於彼之中央結算投資者戶口持有人賬戶，彼則可在不遲於過戶處收取購回建議接納書之最後限期前一個營業日，就此而言為二零零四年八月二十三日，透過結算通電話系統及中央結算系統之互聯網系統授權彼之指示。

3.2.2 以上述代理人形式持有股份之合資格股東，須確保其盡快採取上述適用之行動，使其代理人有充裕時間於最後接納時限前代其完成接納程序。

3.3 近期辦理之過戶文件

合資格股東如已提交股份之過戶文件以便以本身名義登記，惟尚未收到其股票，並欲接納購回建議，則彼應無論如何填妥提交股份表格，並於最後接納時限前將該表格連同其已正式簽署之過戶收據一併送交過戶處。該舉動將被視作已授權本公司或其代理代表該合資格股東向本公司或過戶處領取已簽發之有關股票並將該等股票送交過戶處，在購回建議之條款規限下持有該等股票，猶如該等股票已連同提交股份表格一併送交過戶處。

寄方式或專人送遞方式交回過戶處（地址為香港灣仔告士打道56號東亞銀行港灣中心地下），惟無論如何須於二零零四年八月二十四日（星期二）下午四時正（香港時間）或本公司可能（受收購守則所限）決定及公佈之較後時限及／或日期前送達，而信封上應註明「中國網絡資本有限公司購回建議」，方為有效。

3.1.3 於最後接納時限後接獲之提交股份表格將不會獲得接納。

3.1.4 倘提交股份表格由登記持有人以外之人士簽署，則必須向過戶處提交適當授權書（例如遺囑認證書或經認證之授權書副本）以及填妥之提交股份表格。

3.1.5 概不會就任何提交股份表格、股票、過戶收據或其他所有權文件（及／或就此所需之任何免責保證）發出收據。

3.1.6 本公司保留權利，全權就任何接納申請而調查本附錄一所載由有關合資格股東提供之聲明及保證是否妥善，而倘作出該項調查後本公司認為（因任何理由）任何該等聲明及／或保證並非妥善地提供，則該接納申請可能視為無效而遭拒絕受理。

3.1.7 就涉及中央結算系統內持有之股份接納購回建議，本公司保留權利對購回建議之條款作出可能必須或適當之修訂、增訂或調整，務求購回建議之任何指稱接納生效，不論為符合中央結算系統之設施或規定或其他目的，惟上述修訂、增訂或調整須符合購回守則之規定或經執行人員同意。

3.1.8 各合資格股東僅可向過戶處提交一份提交股份表格。

3.2 代理人持有之股份

3.2.1 倘一名合資格股東所持股份之股票、過戶收據及／或任何其他所有權文件，是以代理人公司或該股東本身以外之其他名義持有，而該合資格股東有意接納購回建議（不論為其全部或部份持有之股份），其必須：

(i) 將股票、過戶收據及／或其他所有權文件（就此所需之任何信納之免責保證）呈交代理人公司或其他代理人，並作出指示以授權代理人代表該股東接納購回建議，並要求代理人將填妥之提交股份表格連同有關股票、過戶

之代價將在提交股份表格在各方面填妥以及股票及／或過戶收據及／或符合本公司要求之任何其他所有權文件收訖後始予寄發。本公司、過戶處或任何其他人士現時或日後將毋須就接納股份之任何失當或違規情況而發出通知，且彼等概不會就未能發出任何上述通知而須承擔任何責任。

1.10.10 所有由股東或其指定代理送交或寄出，或寄予彼等之函件、通告、提交股份表格、股票、過戶收據、任何其他所有權文件(及／或就此所需之任何免責保證)及付款之郵誤風險，概由彼等承擔。本公司、新鴻基、過戶處或其各自之董事或任何其他參與購回建議之人士，概不就因此而產生之任何損失或任何其他責任，承擔任何責任。

1.10.11 倘若任何股東在填寫提交股份表格時需要任何協助，或對有關購回建議之股份交回及付款手續或任何其他類似方面有任何疑問，股東可於二零零四年七月十六日至二零零四年八月二十四日(包括首尾兩日)止期間內，逢星期一至星期五(公眾假期除外)上午九時正至下午五時正期間(香港時間)，致電過戶處熱線2980 1333查詢。

2. 海外股東

2.1 本公司保留權利，以報章公佈或廣告之形式知會合資格股東(包括海外股東)有關購回建議之任何事宜，而該公佈或廣告或不在合資格股東駐居之司法權區傳閱。即使任何合資格股東無法接獲或閱覽該通知，該通知將被視為已充份地發出。

3. 接納及付款手續

3.1 接納之一般手續

3.1.1 為接納購回建議，合資格股東必須將隨附之提交股份表格按本文件及提交股份表格上印備之指示填妥並送交。本文件之指示應連同提交股份表格之指示(有關指示構成購回建議條款之一部份)一併閱讀。

3.1.2 填妥之提交股份表格須連同有關股份數目(不少於有關合資格股東欲接納購回建議涉及之股份數目)所涉及之股票、過戶收據及／或任何其他所有權文件(及／或就此所需之任何信納之免責保證)，於接獲提交股份表格後盡快以郵

1.10.3 購回建議、接納購回建議、提交股份表格、根據購回建議作出之所有合約，以及根據此等條款所採取或作出或視作採取或作出之所有行動將按照香港法例管轄並按其詮釋。遞交提交股份表格將構成對香港法院之非除外司法管轄權。

1.10.4 根據購回建議購回之股份毋須繳付佣金及交易費用，但就購回支付之賣方印花稅將從應付予接納股東之現金金額中扣除。本公司將持有扣減之金額，並將根據印花稅條例向印花稅署繳付同等金額。

1.10.5 購回股份完成後，所有購回之股份將予以註銷，且不得在註銷後享有任何股息。

1.10.6 倘任何人士未有接獲購回建議文件或提交股份表格，將不會令購回建議之任何方面失效。由購回建議文件寄發之日至最後接納時限之辦公時間內，任何合資格股東均可向本公司註冊辦事處索取該等文件。

1.10.7 在任何適用法例或監管規定規限下，本公司保留權利調整購回價。倘作出該修訂(為免混淆，該修訂將不包括最高數目之修改)，將向合資格股東寄發補充文件及新提交股份表格。

1.10.8 接納購回建議之權利屬合資格股東個人所有，不得出讓或就其他人而放棄或以其他方式轉讓購回建議。

1.10.9 在下文4.2段之規限下，有關已購回股份之數目、就此所付之價格或依據本文所載條款對該價格作出之任何修訂，以及就任何股份交回之效力、形式、資格(包括收取時間)及接納付款之所有問題，將由本公司全權酌情釐定，而該決定將為最終及對各方均具約束力(惟適用法例或執行人員另有規定者除外)。本公司保留絕對權利拒絕受理任何或全部其認為不妥當之接納文件或本公司認為不合法之付款。本公司亦保留絕對權利(惟須按照購回守則之規定或在執行人員同意之其他情況下行使)在一般情況或特殊情況下豁免購回建議之任何條款或條件(條件除外)，並豁免就接納任何特定股份時之任何失當或違規，或豁免有關之任何特定股東。除非所有失當或違規情況已獲糾正或豁免，否則接納文件可能被視為無效而遭拒絕受理。在豁免情況下，購回建議

東出售其碎股或將其碎股補足至完整買賣單位4,000股股份。零碎股份之股東應注意，零碎股份不保證必獲配對。於購回建議成為無條件後，有關安排之其他詳情將予公佈。

1.8 接納期限

1.8.1 倘條件已予達成，則購回建議將於購回建議成為無條件後至少14日內可供接納。提交股份表格必須填妥，連同股票及／或過戶收據及／或其他有關該等股份（不少於有關合資格股東根據購回建議欲接納之股份數目）之任何其他所有權文件，於最後接納時限（現預期為二零零四年八月二十四日（星期二）下午四時正，或本公司在取得執行人員之事先同意而訂定及公佈之較後日期）前遞交及由過戶處接獲，方為有效。儘管本公司無意延長購回建議之接納時限，惟其保留權利延長時限，惟須取得執行人員之事先同意。執行人員僅在特殊情況下才會批准該項延長。

1.8.2 最後一項條件之預期達成日期為二零零四年八月九日。倘接獲執行人員之事先同意，本公司可將該日期予以延長。

1.9 不可撤回之接納

已填妥並由過戶處接獲之提交股份表格將表示接納購回建議乃不得撤回。

1.10 一般資料

1.10.1 股份將由本公司購回，基準為該等股份必須為已繳足股款，其實益擁有權將轉讓予本公司，且並不附帶任何留置權、押記、產權負擔、衡平權、優先購買權或其他任何性質之第三者權利，且附有於二零零四年六月四日或之後所附之一切權利（包括享有於二零零四年六月四日或之後派付之任何股息之權利）。

1.10.2 合資格股東可透過按提交股份表格所載指示填妥提交股份表格（構成購回建議條款之一部份）之方式接納購回建議。倘若未有遵照本文件及提交股份表格所載之程序，則提交股份表格將視為無效而不獲受理。

1.6.3 倘所有合資格股東就接納購回建議而交回之股份總數超逾74,300,000股股份，則本公司將根據合資格股東就購回建議有效接納而超過彼等各自保證配額之股份總數，按比例接納每名合資格股東超過保證配額交回之股份。於此情況下，購回建議超過合資格股東保證配額之有效接納水平將按比例下調，並按下列公式計算，惟本公司(可在實際情況下)全權酌情將該配額向上或向下調整，以免股東持有不足一手或零碎之股份：

$$\frac{(74,300,000-A) \times C}{B}$$

A = 所有接納之合資格股東有效接納購回建議所涉及之股份總數，乃彼等各自之全部或部份之保證配額(視情況而定)

B = 合資格股東有效接納購回建議所涉及並超出其保證配額之股份總數

C = 有關合資格股東有效接納購回建議所涉及並超出其保證配額之股份總數

倘所有合資格股東接納之股份總數少於或相等於最高數目，則超額提交股份將全數(以最高數目為限)獲接納。

本公司將購回之股份總數將不超逾最高數目。

1.7 零碎股

鑒於保證配額之股份數目，以及就超額提交股份之計算方法(如上文所述)，接納股東將可能因購回建議而持有零碎股份。

就此而言，本公司已委任新鴻基投資服務有限公司(地址為香港金鐘道88號太古廣場1座12樓；聯絡人：張秀蓮小姐；電話號碼：2822 5075)為指定經紀，於購回建議完成當日起計六星期內，在市場就所持之零碎股份進行對盤買賣，讓持有零碎股份之股

1.5.2 在提交股份表格中註明之股份將按以下次序購回：

(a) 首先，最多不超過接納股東之保證配額之全數股份；及

(b) 其次，超額提交股份將按比例獲接納，惟本公司根據購回建議購回股份之數目不會因此而超過最高數目。

1.5.3 購回價將以現金支付。

1.5.4 已填妥並由本公司或其代表接收之提交股份表格將不得撤回。

1.5.5 所有由本公司購回之股份將毋須繳付佣金及交易費用，但將由本公司從應付接納股東之現金金額中扣除賣方就購回支付之印花稅，而本公司將根據印花稅條例向印花稅署支付該金額。

1.5.6 所有購回之股份將根據本公司之公司細則及百慕達一九八一年公司法(以經修訂者為準)予以註銷。

1.5.7 接納股東按上文1.5.1項所述方式遞交提交股份表格後，將被視為其對新鴻基及本公司作出保證，表明其出售之股份不附帶任何留置權、押記、產權負擔、衡平權、優先購買權或其他任何性質之第三方權利，連同於二零零四年六月四日或之後該等股份所附之一切權利(包括享有於二零零四年六月四日或之後所宣派、作出或派付之所有股息及分派(如有)之權利)。

1.6 保證配額及超額提交股份

1.6.1 假設所有股東(Vigor Online除外)均成為接納股東，合資格股東獲保證(在彼等願意之情況下)可向本公司出售彼等於最後接納時限所持股份之27.91%(將向下調整至最接近之股份整數)。舉例而言，於最後接納時限持有1,000股股份之合資格股東將獲保證有279股股份可於購回建議獲接納。

1.6.2 倘合資格股東並無遞交提交股份表格，或倘一張或以上提交股份表格上所指定供購回之股份數目少於有關接納股東之保證配額，則接納股東可被購回之股份數目可超逾其保證配額。

合資格股東將獲邀請根據購回建議文件所載之條款及條件，提交彼等之股份以供本公司購回。購回建議之主要條款及條件如下：

1. 購回建議之條款及條件

1.1 購回建議

本公司將按購回價購回最多至最高數目之股份。

1.2 條件

1.2.1 購回建議須待下列全部事項達成後，方可作實：

(a) 獨立股東親身或其受委代表於股東特別大會上以投票表決方式投票大多數通過普通決議案批准購回建議及清洗豁免；及

(b) 執行人員授出清洗豁免。

1.2.2 倘將於股東特別大會上提呈以批准購回建議及清洗豁免之決議案並無獲獨立股東通過，或倘執行人員並無授出清洗豁免，購回建議將不會進行。

1.2.3 過戶處接獲交回以供本公司購回之提交股份表格數目並無下限規定。

1.3 最高數目

1.3.1 本公司根據購回建議將購回之最高數目合共為74,300,000股股份，佔本公司於最後實際可行日期全部已發行股本約20.00%。

1.4 合資格股東

購回建議乃向所有於最後接納時限名列股東名冊之股東提呈。

1.5 接納

1.5.1 各合資格股東可透過向過戶處遞交已填妥之提交股份表格，連同有關之股票或本公司信納之其他所有權文件，按購回價接納購回建議，以供本公司購回其任何數目之股份，惟最多可達其於最後接納時限持有之全部股權，每股股份僅可被本公司接納購回一次。

(vii) 清洗豁免為購回建議之先決條件，倘若不獲獨立股東批准，購回建議將失效，股東將不會有機會透過保證配額變現其部份股份或因於購回建議完成後　貴公司之已發行股本被削減而增加其股權權益。

吾等認為，經權衡利害後，購回建議符合獨立股東之利益，其條款及就進行購回建議而言，清洗豁免對獨立股東而言乃公平合理。因此，吾等推薦獨立董事委員會建議獨立股東投票贊成將於股東特別大會上提呈批准購回建議及清洗豁免之決議案。吾等亦推薦獨立董事委員會建議身為合資格股東之獨立股東應考慮接納購回建議。

對擬接納購回建議之合資格股東而言，其亦應密切監察於購回建議開放以供接納期間股份之市場價格，倘若該項出售(扣除交易成本)之所得款項淨額可能會超過根據購回建議之應收款額，應考慮於公開市場出售其股份而非接納購回建議。其亦應注意，視乎購回建議之接納水平而定，提交任何超過其保證配額之股份可能會或可能不會獲得接納，而有關接納將不會獲　貴公司保證成功。

該等擬保留其股份不接納購回建議之合資格股東，其於　貴公司之經削減已發行股本(因其他合資格股東接納購回建議而引致)中之股權權益將增加。

此致

中國網絡資本有限公司
獨立董事委員會及獨立股東　台照

代表
博資財務顧問有限公司
董事
莫綺嫻
謹啟

二零零四年七月十六日

「購回建議之財務影響」一節所討論，預期購回建議之財務影響將為正面，並符合股東之利益。鑑於購回建議將不會損害擬不提交其股份接納購回建議之股東之股權權益，吾等認為進行購回建議(將向擬透過保證配額變現其部份投資之合資格股東提供機會)乃符合股東之利益。

推薦建議

吾等知悉　貴集團已於二零零三財政年度轉虧為盈及購回價較六個月期間之股份價格之溢價不及近兩年其他股份購回收購建議項下之溢價吸引。

然而，經考慮上述主要因素及尤其是下列各項：

(i) 於發表該公佈前十二個月期間內大部份時間，股份按低於購回價之水平買賣；

(ii) 於發表該公佈前股份之流通量偏低，購回建議將為合資格股東提供機會，透過保證配額變現其部份股份；

(iii) 視乎購回建議之接納水平而定，不接納購回建議之合資格股東可能會增加其於貴公司之已發行股本(經購回建議所削減)之股權權益；

(iv) 貴集團未能提供穩定及持續獲利之業務記錄，及其業務活動受到市場狀況所影響，當中部份為　貴集團控制範圍以外；

(v) 預期實行購回建議將對　貴集團產生正面之財務影響。尤其是，已顯示每股盈利、股東資金回報及每股資產淨值將因為購回建議而分別改善約24.1%、8.2%及14.8%；

(vi) 儘管倘若根據購回建議之最多74,300,000股股份獲全數購回及註銷，獨立股東於貴公司之股權將合共由約71.67%減少至64.58%，購回建議將不會攤薄該等不提交其任何股份接納購回建議之合資格股東之股權權益。事實上，倘若保證配額獲全數取得，於購回建議完成後，該等合資格股東於　貴公司之股權之增加幅度將約為25%，即與　貴公司之現行單一最大股東Vigor Online之幅度相同；及

共或其中一方於購回建議完成後任何十二個月期間進一步增加其於　貴公司之股權超過2%，則Vigor Online及與其一致行動人士仍須遵守收購守則第26條提出全面收購建議之責任。

另一方面，倘若實行購回建議，而合資格股東(Vigor Online除外)全數接納保證配額，獨立股東之股權將合共由約71.67%減少約7.09%至64.58%。然而，對不接納購回建議之合資格股東而言，倘若購回建議獲全面接納，其於　貴公司之股權將如Vigor Online於　貴公司之股權般增加約25%之幅度相同。

基於購回建議將為該等擬透過保證配額變現其部份投資之合資格股東提供機會，而該等不接納購回建議之股東於　貴公司之股權，將有所增加，幅度如Vigor Online一樣，吾等認為購回建議將不會損害獨立股東之權益。因此，為進行購回建議，吾等認為尋求清洗豁免乃屬公平合理，而批准清洗豁免將不會損害獨立股東之股權權益，因為於購回建議成為無條件後，其將可選擇接納或不接納購回建議。因此，為進行購回建議，吾等認為批准清洗豁免乃符合獨立股東之權益。

b. *現有業務及管理之持續性*

如董事會函件所述，　貴公司獲Vigor Online知會其有意保持　貴公司之業務及管理(包括固定資產之調動)於股份購回完成後將維持不變，而　貴集團之現有僱員將繼續受僱。Vigor Online(於最後實際可行日期持有　貴公司之股權權益約28.33%)為單一最大股東。因此，吾等並不認為實行購回建議(可能會導致於購回建議完成後Vigor Online於　貴公司之經削減已發行股本中持有超過30%)會對　貴集團之業務及管理任何方面構成實質影響。

9. 進行購回建議之原因

如董事會函件所述，董事相信，購回建議乃符合　貴公司之最佳利益，可為　貴公司帶來更有效之資本架構，同時亦可維持穩健之資產負債水平，並為股東提供機會，將彼等之股份按較近期市價之溢價套現，或透過保留彼等之股權增加於　貴公司之持股比例，以及從有所增加之每股股份價值參與　貴集團之未來前景。

鑑於在過去十二個月之股份市價及其低流通量，吾等同意董事之看法，認為購回建議為股東提供機會，按高於過去數月於公開市場可得價格之溢價變現其股份。此外，如上述

如上文所述， 貴公司在過去四個財政年度中有兩個年度宣派股息及 貴公司似乎並無既定派息比率。如文件所述，董事在考慮宣派股息時，將考慮 貴公司當時之財務表現以及合法可供分派之溢利及／或儲備金額。文件亦指出，董事無意宣派任何額外股息或改變 貴公司之股息政策。鑑於 貴集團派息比率存在不明朗因素，而 貴集團之業務記錄並無呈列穩定及持續盈利，吾等並不認為股份對旨在獲得合理穩定股息之投資者而言為吸引之投資，儘管 貴公司於過去四個年度中有兩個年度派發股息，為股東提供若干回報。

8. 購回建議對 貴集團之股權及管理之影響

a. *清洗豁免*

貴公司於購回建議（假設獲全面接納）完成前及緊隨其後之股權架構已載於董事會函件。

如新鴻基函件所述，Vigor Online已向 貴公司作出承諾，其將不會就其所持有之任何股份接納購回建議。因此，假設購回建議獲合資格股東全面接納，Vigor Online及與其一致行動人士於 貴公司持有之股權總額，將由 貴公司已發行股本約28.33%增加至緊隨購回建議完成後經削減之已發行股本約35.42%。根據購回守則第6條，Vigor Online於 貴公司之股權因購回建議而增加，就收購守則而言，將被視為一項收購。由於購回建議完成後，該項股權增加可能會將Vigor Online及與其一致行動人士於 貴公司之股權擴大至30%或以上，根據收購守則第26條之規定，Vigor Online及與其一致行動人士須對其及／或與其一致行動人士未擁有之所有已發行股份提出強制性全面收購建議。

如董事會函件所述，已向執行人員申請清洗豁免，而執行人員已表明其將授出清洗豁免，惟須待獨立股東於股東特別大會上以投票表決方式批准，方可作實。購回建議之進行須待執行人員授出清洗豁免及獨立股東於股東特別大會上批准購回建議及清洗豁免，方可作實。如新鴻基函件所述，倘若購回建議及清洗豁免不獲獨立股東批准，或倘若執行人員不授出清洗豁免，則購回建議將隨即失效。

假設清洗豁免獲獨立股東批准及視乎購回建議之接納水平而定，緊隨購回建議完成後，Vigor Online可能會於 貴公司之經削減已發行股本中持有超過30%但不超過35.42%。務請注意，基於Vigor Online及與其一致行動人士之最高股權權益將少於50%，故假若其合

至約30.11。流動比率下跌幅度頗大之主要原因，是　貴集團之流動負債倘與其龐大之流動資產基礎比較則相對較少。為供參考之用，倘若購回建議獲全面接納將由額外借貸提供資金，　貴集團之流動比率將下跌至約6.21。

如　貴公司之二零零三年度年報所示，　貴集團並無任何銀行借貸。如上文所述，貴集團大有可能有充足內部資源達致購回建議之財務規定，因此，預期購回建議將不會對　貴集團之負債比率構成任何不利影響。假設購回建議獲全面接納之總代價89,160,000港元及購回建議之總估計開支約2,100,000港元將由借貸支付，　貴集團之負債比率將僅為約0.08，實屬微不足道。根據文件中附錄二所載　貴集團於二零零四年五月三十一日之負債報表，　貴集團有未償還其他無抵押貸款總額35,000,000美元，相等於約273,000,000港元。假設購回建議獲全面接納及估計開支將由借貸支付，以及緊接購回建議完成前　貴集團之借貸總額將不會與於二零零四年五月三十一日之負債狀況有重大差異，　貴集團之資產負債比率將約為0.33，這仍屬穩健之狀況，因為　貴集團於二零零三年十二月三十一日擁有股東資金逾1,100,000,000港元。

總括而言及根據　貴集團截至二零零三年十二月三十一日止年度之最近期刊發經審核財務報告，吾等同意董事之意見，認為　貴集團將有充足營運資金全數應付購回建議之付款責任。因此，在考慮到如上述購回建議對每股盈利、股東資金之回報及每股資產淨值所構成之正面財務影響後，吾等認為，僅因為　貴公司根據購回建議之付款責任，流動比率及負債比率之任何變動對獨立股東而言屬可接納。

7.　**股息率**

以下所載為　貴公司錄得之股息派付與其年報錄得過去四年之經營業績之比較。

	截至十二月三十一日止年度			
	二零零三年	二零零二年	二零零一年	二零零零年
	(港元)	(港元)	(港元)	(港元)
每股盈利*	0.79	(1.62)	(1.93)	3.61
股息*	0.05	–	–	0.125
派息比率	6.32%	–	–	3.46%

*　如　貴公司有關財政年度之年報所報，及為進行比較，二零零零年及二零零一年度之每股盈利及股息已被乘以25予以調整，以計入於二零零三年七月十五日生效之股份合併。

目之約20%及有關購回建議之總估計開支約為2,100,000港元(佔　貴集團截至二零零三年十二月三十一日止年度盈利少於1%)，因此，預期實行購回建議將改善每股盈利。因此，吾等認為進行購回建議乃符合　貴公司及股東之整體利益。

b.　股東資金之回報

與上述每股盈利之財務影響相若，股東資金之回報將因為股東資金削減而有所改善。假設購回建議獲全面接納，　貴集團之股東資金(相等於　貴集團之資產淨值)將由約1,104,000,000港元減少約91,260,000港元(即74,300,000股股份按每股1.20港元計算之總代價與總估計開支約2,100,000港元之總和)至1,012,000,000港元，相當於減少約8.3%。因此，股東資金之回報將由26.47%增加約8.2%至28.65%。按此基準，實行購回建議將改善股東資金之回報，因此，吾等認為該購回建議之正面影響乃符合　貴公司及股東之整體利益。

c.　每股資產淨值

與上述購回建議對每股盈利及股東資金之回報構成之財務影響保持一致，實行購回建議亦將改善每股綜合資產淨值。如上表所示，每股綜合資產淨值將由約2.97港元增加約14.8%至3.41港元。該項每股資產淨值之改善，是由於購回價乃按每股資產淨值之折讓釐定所致。鑑於每股資產淨值將因為實行購回建議而有所改善，吾等認為進行購回建議乃符合　貴公司及股東之整體利益。

d.　流動比率及負債比率

文件指出，購回建議將由　貴集團之內部資源及借貸提供資金，及　貴公司已取得不少於90,000,000港元之備用信貸融資。

吾等自　貴公司之二零零三年度年報獲悉，於二零零三年十二月三十一日，　貴集團擁有無抵押銀行結餘及現金約134,600,000港元。於二零零四年二月，　貴集團亦自出售若干證券投資變現現金所得款項總額約218,400,000港元。假設於緊接購回建議完成前　貴集團之現金狀況並無重大不利變動，　貴集團將足以達致購回建議之財務規定，而毋須進行額外借貸。按購回建議獲全面接納之總代價89,160,000港元及購回建議之總估計開支約2,100,000港元將由　貴集團之內部資源支付為基準，　貴集團之流動比率將由約34.69下跌

6. 購回建議之財務影響

以下有關購回建議財務影響之概要，乃按照董事會函件內之資料編製，並以 貴集團截至二零零三年十二月三十一日止年度之經審核綜合財務業績為基準，及假設購回建議獲合資格股東全面接納。

	進行購回建議之前	於購回建議完成時	增加／(減少) %
已發行股份數目	371,468,753 (附註1)	297,168,753	(20.0)
每股盈利(港元)	0.79	0.98 (附註2)	24.1
股東資金回報(%)	26.47	28.65 (附註2)	8.2
每股綜合資產淨值(港元)	2.97	3.41	14.8
流動比率			
－假設購回建議全數由 貴集團之內部資源支付	34.69	30.11	(13.2)
－假設購回建議全數由借貸提供資金	34.69	6.21	(82.1)
負債比率			
－假設購回建議全數由 貴集團之內部資源支付	—	—	—
－假設購回建議全數由借貸提供資金	—	0.08	不適用

附註：

1. 根據於最後實際可行日期之已發行股份數目計算。

2. 計及購回建議之總估計開支約2,100,000港元及假設並無為應付購回建議財務要求之融資成本。

a. 每股盈利

假設實行購回建議及就購回建議總數最多74,300,000股股份獲 貴公司購回及全數註銷，已發行股份之加權平均數將由371,464,499股減少至297,164,499股，而二零零三財政年度之每股盈利將由約0.79港元增加約24.1%至0.98港元。一般而言，倘若所購回及註銷之股份之百分比較有關開支佔一家公司盈利之百分比為高，一家公司之股份購回將改善其每股盈利。在目前的情況中，由於根據購回建議將購回及註銷之股份數目相當於已發行股份數

如上表所示，目前個案之購回價1.20港元較股份於暫停日期前之收市價及一個月、三個月及六個月期間之平均收市價分別溢價20%及約17.1%、7.1%及6.2%。比較同期可比較購回建議之有關平均溢價，購回價所呈列之溢價遠低於該等平均溢價。尤其是，除SCMP集團有限公司之現金收購建議之外，購回價於一個月、三個月及六個月期間之溢價全部均低於同期可比較購回建議各自之溢價。故此，購回價每股1.20港元(即較一個月、三個月及六個月期間之股份價格分別溢價約17.7%、7.1%及6.2%)之吸引力遜於近兩年其他股份購回收購建議之購回價。

就每股資產淨值而言，全部可比較購回建議之購回價(SCMP集團有限公司之購回價除外)均較每股有關經審核綜合資產淨值折讓介乎約27.3%至86.3%。由於SCMP集團有限公司之購回建議之溢價約195.1%與其餘可比較購回建議之折讓存在重大差異，吾等認為將購回價與資產淨值進行比較時不計及該購回建議實屬適當。可比較購回建議(不包括SCMP集團有限公司之購回建議)之每股資產淨值之平均折讓約為53.5%。於二零零三年十二月三十一日，購回價較每股經審核綜合資產淨值2.97港元折讓約59.6%，乃介乎該等可比較購回建議之折讓範圍，並以折讓幅度而言於可比較購回建議中排名第三。再者，這與其平均折讓約53.5%一致。據此基準，吾等認為購回價乃公平合理。

如上文所述，　貴集團於最近之財政年度錄得有利之經營業績。然而，較為值得注意的是，於過去四年，　貴集團之業務記錄未能呈現穩定及持續盈利。尤其是，　貴集團之業績波動及其業務活動受到市況之影響，而當中部份為　貴集團控制範圍以外。無法保證　貴集團之未來業務表現可維持在二零零三年度所取得之相若水平。在比較股份過往價格表現時，購回價每股1.20港元較暫停日期前十二個月期內合共249個交易日中之182日所錄得之股份收市價為高。鑑於股份之流動性偏低，因此，經權衡利害後，吾等認為購回價1.20港元對獨立股東而言乃公平合理。

要，以供比較購回價較六個月期間平均收市價及於緊接有關可比較購回建議公佈日期前經審核資產淨值之溢價／(折讓)：

公司 (附註1)	股份購回收購建議之公佈日期	購回價較以下各項之溢價／(折讓)				
		購回建議公佈日期前最後一個交易日之收市價 (%)	一個月平均收市價 (%)	三個月平均收市價 (%)	六個月平均收市價 (%)	每股經審核綜合資產淨值 (%)
SCMP集團有限公司 (二零零一年十二月三十一日)	二零零二年九月三日	5.1	4.6	(11.3)	(18.0)	195.1
華人置業集團有限公司 (二零零一年十二月三十一日)	二零零二年九月九日	9.8	30.4	37.2	33.5	(86.3)
蜆殼電器工業(集團)有限公司 (二零零一年十二月三十一日)	二零零二年十月一日	46.2	45.7	35.5	24.2	(76.4)
萬順昌集團有限公司 (二零零二年三月三十一日)	二零零二年十一月五日	58.1	108.5	157.9	56.7	(31.8)
迪臣發展國際集團有限公司 (二零零三年三月三十一日)	二零零三年九月十日	37.9	66.7	73.9	90.5	(27.3)
萬裕國際集團有限公司 (二零零三年十二月三十一日)	二零零四年四月二十六日	26.7	26.7	26.7	26.7	(45.7)
平均		**30.6**	**47.1**	**53.3**	**35.6**	**(53.5)** (附註2)
貴公司 (二零零三年十二月三十一日)	**二零零四年六月四日**	**20.0**	**17.7**	**7.1**	**6.2**	**(59.6)**

附註：

1. 括號內之日期指於可比較購回建議公佈刊發前有關公司編製其最近期經審核綜合財務報表之年結日。

2. 不包括SCMP集團有限公司。

如　貴公司截至二零零三年度年報所示，於二零零三年十二月三十一日，　貴集團擁有經審核資產總值約1,123,000,000港元，當中證券投資佔超過75%，約達845,000,000港元。有關證券投資包含於二零零八年到期之非上市貸款票據約256,000,000港元、香港上市證券約537,000,000港元及海外上市證券約52,000,000港元。於二零零四年二月，　貴集團出售其728,000,000股天安中國投資有限公司(於聯交所上市)股份，變現所得款項總額約218,000,000港元。如董事會函件所述，　貴集團將繼續物色短期及長期之投資機會，投資中港兩地及亞太區鄰近地方估值明顯偏低之公司及業務，務求可為　貴集團帶來優厚之現金流量、盈利及／或資本升值。

獨立股東務請注意，任何證券投資均存在內在風險。由於股市波動不定，證券買賣價之差價可能極大，可能並無或沒有充足流通性供投資者變現證券投資，尤其是當其須在短期內出售。因此，獨立股東務請注意，　貴集團於有需要時未必可按相等於其賬面值之價格水平變現證券投資。

務請注意，上市公司購回股份之一個普遍原因，是其股份按遠低於其資產淨值之價格買賣。按低於資產淨值之價格提出股份購回收購建議可改善一間公司按每股基準計算之資產淨值，因此符合股東之利益。有關進一步討論將載於下文「與其他近期股份購回收購建議之比較」一節。

c.　*與其他近期股份購回收購建議之比較*

在評估購回價是否公平合理時，吾等尋求審閱近期之股份購回之現金收購建議。就吾等所深知，於該公佈日期前兩年期間，合共有六次由聯交所主板上市之公司提出涉及股份購回之有條件自願現金收購建議(「可比較購回建議」)。以下所載為可比較購回建議之概

5. 購回價之評估

a. 市盈率

	截至十二月三十一日止年度			
	二零零三年	二零零二年	二零零一年	二零零零年
每股盈利(港元)*	0.79	(1.62)	(1.93)	3.61
市盈率(按購回價每股1.20港元)	1.52	不適用	不適用	0.33

* 如 貴公司有關各財政年度之年報所呈報，及為進行比較，二零零零年及二零零一年之每股盈利已被乘以25予以調整，以計入於二零零三年七月十五日生效之股份合併。

如上文所示，購回價1.20港元相當於截至二零零三年十二月三十一日止年度每股盈利0.79港元約1.52倍之市盈率，及截至二零零零年十二月三十一日止年度每股盈利約3.61港元約0.33倍之市盈率。由於 貴集團截至二零零二年十二月三十一日止兩個年度各年均錄得虧損，故未能呈列該等年度每股盈利之市盈率。

一般而言，吾等會參考市盈率評估一間預期會提供穩定及可預測溢利公司之價值。如上文「貴集團之經營表現」一節所討論， 貴集團過往之經營業績較波動，其業務活動亦受到市場狀況之變動所影響，當中部份為 貴集團控制範圍以外。因此，吾等認為在目前個案下參考市盈率評估購回價並不恰當，因為 貴集團於過去幾年之業務記錄未能顯示出穩定及持續盈利。就此而言，務請注意儘管股份之價格表現在 貴集團分別於二零零三年九月及二零零四年四月公佈令人鼓舞之中期業績及年度業績後出現若干改善，但股份價格其後迅即回落，不能維持於先前之高水平。

b. 資產淨值

購回價每股1.20港元較每股經審核綜合資產淨值約2.97港元(按照 貴集團於二零零三年十二月三十一日之經審核資產淨值約1,104,000,000港元及已發行股份371,468,753股計算)折讓約59.60%。

截至二零零二年十二月三十一日止年度，　貴集團錄得其營業總額大幅下跌約45%至約1,293,000,000港元。下跌之主要原因是繼　貴集團一系列重組行動以將流動電話分銷業務整頓後，該等業務下跌約26%，以及在美伊關係緊張以致投資氣氛疲弱之情況下，　貴集團之證券買賣及投資業務下跌約47%。由於　貴集團全部三個主要業務活動仍然錄得虧損，故　貴集團該年度錄得虧損約603,000,000港元。

截至二零零三年十二月三十一日止年度，　貴集團轉虧為盈，惟營業總額持續下跌至約488,000,000港元。雖然其他通訊產品(主要為於中華人民共和國之流動電話分銷及智能大廈業務(「中國業務」))業務仍然錄得虧損，但證券買賣及投資業務和香港之流動電話分銷業務兩者均為　貴集團之經營業績帶來正面貢獻，致使　貴集團錄得分類溢利總額約173,000,000港元。鑑於　貴集團之中國業務持續錄得虧損，　貴集團遂出售該等業務，並因此而錄得收益約41,000,000港元。加上　貴公司之認股權證屆滿而獲利約90,000,000港元，　貴集團於該年度錄得溢利約292,000,000港元。

如　貴集團之主席於　貴公司之二零零三年度年報所述，繼　貴集團成功在香港及澳門市場引進及推廣韓國流動電話新品牌後，　貴集團於香港之流動電話分銷業務於二零零四年度第一季繼續令人滿意。　貴集團亦把握股市上揚之機遇，於二零零四年二月出售其於天安中國投資有限公司股份之大部份投資，變現現金所得款項總額約218,000,000港元。

儘管　貴集團之經營業績於截至二零零三年十二月三十一日止年度大幅改善，惟獨立股東務請注意　貴集團過往經營表現之波幅，該等波幅在絕大程度上視乎　貴集團之證券買賣及投資業務表現而定。　貴集團之業務活動受到多個外來因素所影響，包括政治及經濟狀況，當中部份為　貴集團不可預見或控制能力範圍以外。因此，獨立股東務請注意，　貴集團二零零三年度所報之經營業績未必可於未來持續，故不應用作為　貴集團未來業務表現之唯一參考。

4. **貴集團之經營表現**

貴公司之主要業務活動為投資控股，並透過其附屬公司從事銷售及分銷電訊及資訊科技產品及設備、證券買賣及投資，以及策略性投資。

以下所載為摘錄自　貴公司年報之　貴集團截至二零零三年十二月三十一日止四個年度各年之經審核經營業績（按主要業務活動之營業額及分類業績劃分）：

	截至十二月三十一日止年度							
	二零零三年		二零零二年		二零零一年		二零零零年	
	千港元	%	千港元	%	千港元	%	千港元	%
按業務活動分類劃分之營業額								
－流動電話分銷	98,775	20.3	168,241	13.0	227,636	9.7	427,443	16.0
－證券買賣及投資	387,899	79.5	1,113,393	86.1	2,097,430	89.7	2,222,759	83.5
－其他通訊產品	1,034	0.2	11,218	0.9	14,400	0.6	12,867	0.5
營業總額	**487,708**	**100**	**1,292,852**	**100**	**2,339,466**	**100**	**2,663,069**	**100**
分類溢利／(虧損)								
－流動電話分銷	1,301		(21,015)		(53,341)		(31,395)	
－證券買賣及投資	174,471		(537,490)		(556,666)		1,394,681	
－其他通訊產品	(3,037)		(4,925)		(3,040)		(6,705)	
分類溢利／(虧損)總額	**172,735**		**(563,430)**		**(613,047)**		**1,356,581**	
年度溢利／(虧損)	**292,078**		**(602,914)**		**(717,254)**		**1,341,762**	

截至二零零零年十二月三十一日止年度，　貴集團錄得營業額約2,663,000,000港元，主要來自其證券買賣及投資業務（約佔83%）及流動電話銷售（約佔16%）。同年，雖然其流動電話分銷及其他通訊產品業務帶來虧損，但　貴集團仍因其證券買賣及投資業務獲利而錄得純利約1,342,000,000港元。

截至二零零一年十二月三十一日止年度，　貴集團之營業總額下跌約12%至約2,339,000,000港元。由於　貴集團之全部三個主要業務活動均錄得虧損，尤以證券買賣及投資業務錄得分類虧損超過556,000,000港元，故　貴集團於該年度錄得虧損約717,000,000港元。

誠如上表所示，股份之交投疏落，最高平均每日成交量約為1,100,000股股份，相等於最後實際可行日期已發行股份總數約0.31%，及公眾持股量股份約0.43%。獨立股東應注意，於暫停日期前十二個月期間，股份之平均每日成交量持續遠低於公眾持股量股份之0.5%，每日成交量介乎零至4,836,080股股份。

鑑於於暫停日期前股份之流通量偏低，吾等認為，獨立股東可能會難以在公開市場出售其股份(如有可能)，而不對股份價格造成任何壓力。因此，吾等認為購回建議為合資格股東提供機會，按高於暫停日期前十二個月期間大部份時間所錄得之股份歷史市價之預定價格，透過保證配額變現其於 貴公司之部份投資，甚至透過超額提交股份(須視乎其他合資格股東對購回建議之接納程度而定)變現多於保證配額之投資。

於該公佈後及股份於二零零四年六月七日恢復買賣後，股份之成交量輕微上升，於二零零四年六月十四日錄得之每日成交量高達643,200股股份，相當於公眾持股量股份約0.24%。成交量上升可能是由於發表該公佈後股份市價上升所引致。

3. 流通性

下表載列於二零零三年五月二十九日(即暫停日期前十二個月期間之首個交易日)起至最後實際可行日期止期間之平均每日成交量及其佔已發行股份總數百分比及其佔公眾持股量股份(定義見下文)百分比之相對數值:

月份	平均每日成交量(以股份計)	於最後實際可行日期佔已發行股份總數之百分比(%)	佔公眾持股量股份之百分比(附註1)(%)
二零零三年			
五月(由五月二十九日起)(附註2)	402,600	0.11	0.15
六月(附註2)	329,850	0.09	0.12
七月	307,526	0.08	0.12
八月	299,811	0.08	0.11
九月	1,137,937	0.31	0.43
十月	353,073	0.10	0.13
十一月	143,415	0.04	0.05
十二月	130,139	0.04	0.05
二零零四年			
一月	234,442	0.06	0.09
二月	410,228	0.11	0.15
三月	146,003	0.04	0.05
四月	164,126	0.04	0.06
五月(直至暫停日期)	112,211	0.03	0.04
六月(由六月七日起)	235,979	0.06	0.09
七月(直至最後實際可行日期(包括當日)止)	90,603	0.02	0.03

資料來源: *www.hkex.com.hk*

附註:

1. 根據266,220,753股股份(「公眾持股量股份」)計算,即於最後實際可行日期之已發行股份總數371,468,753股股份扣除 貴公司單一最大股東Vigor Online所持之105,248,000股股份之數目。

2. 為進行比較,於二零零三年五月二十九日起至二零零三年七月十四日止期間買賣之股份數目已被除以25予以調整,以計入於二零零三年七月十五日生效之股份合併。

(i) 於二零零三年五月二十九日起至二零零四年五月二十八日（即暫停日期前之最後一個交易日）止十二個月期間，每股最高收市價為於二零零三年九月二十五日錄得之1.61港元。每股最低收市價為於二零零三年七月二十二日錄得之0.435港元。購回價每股1.20港元較該每股最高收市價折讓約25.47%，並較該每股最低收市價溢價約175.86%。謹請注意，於回顧之十二個月期間內，在合共249個交易日中，其中182日股份在低於購回價之情況下買賣。

(ii) 於二零零四年六月七日起（即緊隨該公佈後之首個交易日）至最後實際可行日期止期間，每股最高及最低收市價分別1.14港元（於二零零四年六月七日至十一日錄得）及1.08港元（於二零零四年七月九日錄得）。於該期間，平均收市價約為每股1.11港元。購回價較該平均價溢價約8.11%。

(iii) 於最後實際可行日期，購回價較股份於聯交所所報之收市價每股1.10港元溢價約9.09%。

緊隨該公佈後，股份之市價上升至接近購回價之水平，並於最後實際可行日期收市時報1.10港元，較股份於暫停日期前之最後一個交易日收市價每股1.00港元溢價10%。雖然股價波動可能並無確定原因，但吾等認為，股份市價於該公佈後有所上升，可能是由於購回價相對該公佈前股份之市價為高所使然。

(iv) 股份於暫停日期前三個月之平均收市價每股約1.12港元溢價約7.14%；

(v) 股份於暫停日期前六個月之平均收市價每股約1.13港元溢價約6.19%

(vi) 股份於最後實際可行日期在聯交所所報之收市價每股1.10港元溢價約9.09%；及

(vii) 股份於二零零四年六月七日（即緊隨該公佈後之首個交易日）起至最後實際可行日期止期間之平均收市價每股約1.11港元溢價約8.11%。

2. 股份之價格表現

下圖載列股份於二零零三年五月二十九日（即暫停日期前十二個月之首個交易日）起至最後實際可行日期止期間在聯交所所報之每日營業額及收市價：



資料來源：*www.hkex.com.hk*

附註：為進行比較，於二零零三年五月二十九日起至二零零三年七月十四日止期間錄得之股份價格已被乘以25予以調整，以計入於二零零三年七月十五日生效之股份合併。

主要考慮因素

於達致吾等就購回建議之條款及清洗豁免之意見時，吾等已考慮以下主要因素：

1. **購回建議之條款**

購回建議之條款詳情載於文件附錄一。待獨立股東批准購回建議及清洗豁免及執行人員授出清洗豁免後，新鴻基(代表　貴公司)將(按照條款及受文件及隨附提交股份表格所載之條件所限)按以下基準購回合資格股東所持之股份最多74,300,000股：

根據購回建議購回之每股股份 現金1.20港元

每持有1,000股股份之保證配額 279股股份

接納機制之詳情概述於文件所載之新鴻基函件(「新鴻基函件」)內。合資格股東可就其部份或全部股份遞交接納。其亦可遞交超出其保證配額之接納，惟須視乎是否有任何股份根據購回建議不被其他合資格股東全面接納而定，並根據文件第17頁「保證配額及超額提交股份」一段所述之方式按比例接納及下調。根據購回建議購回之股份將被註銷，且將不會獲派於註銷日期以後所宣派之任何股息。就所遞交之提交股份表格或提交以供接納之股份之數目而言，購回建議不設任何最低股份數目之條件。

按照根據購回建議將予購回之74,300,000股股份及購回價每股1.20港元，倘若全數提交及獲接納，　貴公司根據購回建議支付之金額將為89,160,000港元。

購回價每股1.20港元較：

(i) 股份於二零零四年五月二十八日(即股份於二零零四年五月三十一日在聯交所暫停買賣(「暫停日期」)以待發表該公佈前之最後交易日)在聯交所所報之收市價每股1.00港元溢價20%；

(ii) 股份於暫停日期前連續十個交易日之平均收市價每股約0.99港元溢價約21.21%；

(iii) 股份於暫停日期前一個月之平均收市價每股約1.02港元溢價約17.65%；

購回建議及清洗豁免向獨立股東提供意見。勞偉安先生及劉紹基先生各自確認，其在購回建議及清洗豁免中並任何利益衝突。根據該等聲明，吾等認為其符合資格獲委任為獨立董事委員會成員，就購回建議及清洗豁免向獨立股東提供意見。

本函件載有吾等就購回建議之條款及清洗豁免對有關獨立股東而言是否公平合理而向獨立董事委員會及獨立股東提供之意見。

意見基礎

於達致吾等之意見時，吾等乃依賴文件所載或所提述之資料及陳述以及 貴公司及董事提供予吾等之資料及陳述。吾等假設文件中所作載或提述之一切資料及陳述於作出時直至本函件日期乃屬實無誤。吾等亦假設 貴公司或董事於文件中作出之一切信念、意見及意向陳述乃經周詳諮詢後作出。

吾等認為吾等已審閱足夠資料以達致知情觀點。董事確認文件並無遺漏任何其他事實，致使文件(包括本函件)所載任何聲明有誤導成份。吾等並無理由懷疑 貴公司及董事提供予吾等之資料之真實性、準確性或完整性。然而，吾等並無對所提供之資料進行獨立核實，吾等亦無就 貴集團業務及事務或 貴集團經營所處之市場之前景進行深入調查。

吾等並無考慮合資格股東接納或不接納購回建議之稅務影響，原因為該等稅務影響乃按其個別情況而有所不同。尤其，居住於海外之合資格股東，或須就證券買賣繳交海外稅項或香港稅項之合資格股東應考慮其本身之稅務狀況，如有任何疑問，應諮詢其專業顧問。

以下為博資財務顧問就購回建議及清洗豁免致獨立董事委員會及獨立股東之意見書全文，意見書乃為載入本文件而編製。



博資財務顧問有限公司
AMS Corporate Finance Limited

香港中環
都爹利街8-10號
香港鑽石會大廈
20樓

敬啟者：

新鴻基國際有限公司

代表中國網絡資本有限公司
提出之
有條件現金購回建議
按每股1.20港元
購回最多達74,300,000股股份
及
清洗豁免

緒言

吾等謹此提述吾等獲委任為獨立財務顧問，就購回建議及清洗豁免向獨立董事委員會及獨立股東提供意見，購回建議及清洗豁免之詳情載於日期為二零零四年七月十六日文件(「文件」)之董事會函件(「董事會函件」)內，而本函件亦為文件之一部份。除非文義另有所指，否則本函件所用之詞彙與文件所界定者具相同涵義。

董事會函件指出， 貴公司主席兼執行董事及受薪僱員莊淑涴女士為Vigor Online之實益股東，而執行董事王炳忠拿督及江木賢先生均為 貴公司之受薪僱員。根據該等董事之聲明，吾等同意董事之看法，認為其就購回建議及清洗豁免向獨立股東提供意見之獨立性不足。如董事會函件所指，勞偉安先生及劉紹基先生已獲委任為獨立董事委員會成員，就

獨立董事委員會函件

吾等已考慮文件第25至44頁所載博資財務顧問在其有關購回建議及清洗豁免意見函件中就購回載列之因素、理據及意見。吾等認為，就博資財務顧問意見函件所載之理據，購回建議之條款對獨立股東而言屬公平合理，而購回建議符合本公司及獨立股東整體之利益。此外，考慮到洗豁免乃規限購回建議之一項條件，吾等認為，按上述函件所載之理據，授出清洗豁免對獨立股東而言屬公平合理。因此，吾等建議 閣下投票贊成將於股東特別大會上提呈以尋求批准購回建議及清洗豁免之普通決議案，並考慮因應 閣下之個別情況接納購回建議。

此致

列位獨立股東 台照

獨立董事委員會
勞偉安 **劉紹基**
謹啟

二零零四年七月十六日



COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：383)
(網址：http://www.colcapital.com.hk)

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港總辦事處及主要營業地點：
香港
灣仔
駱克道333號
中國網絡中心
47樓

敬啟者：

新鴻基國際有限公司
代表本公司
提出之
有條件現金購回建議
按每股1.20港元以現金
購回最多達74,300,000股股份
及
清洗豁免

本函件關於日期為二零零四年七月十六日之文件(「文件」)，而本函件乃其中一部份。除文義另有所指外，本函件所用之詞彙與文件所界定者具相同涵義。

吾等獲董事會委任為獨立董事委員會委員，就擬於股東特別大會上尋求批准之購回建議及清洗豁免向　閣下提供意見。

吾等敬請　閣下垂注載於文件第6頁至第22頁之董事會函件及新鴻基函件及載於文件第25頁至第44頁之博資財務顧問函件。

11. 稅項

倘合資格股東對接納或拒絕購回建議所引起之稅務問題有任何疑問，應諮詢彼等本身之專業顧問。 貴公司、新鴻基或任何彼等各自之董事或參與購回建議之任何其他人士對任何人士因接納或拒絕購回建議所產生之稅務影響或負擔概不承擔任何責任。

12. 財務資源

假設購回建議獲全數接納，按每股1.20港元計算， 貴公司就購回價應付之現金代價將達89,160,000港元。 貴公司將以其內部資源及借貸支付購回建議。 貴公司已獲新鴻基投資服務有限公司提供數目不少於90,000,000港元備用信貸，可於二零零四年九月三十日前動用。董事會及吾等已確認， 貴公司具備足夠財政資源以應付購回建議獲全面接納時之支出。

13. 股東特別大會

股東特別大會將於二零零四年八月九日(星期一)上午十時三十分假座香港灣仔港灣道1號會展廣場西南座皇朝會7樓會議廳召開，會上將提呈一項普決議案，以考慮及酌情批准購回建議及清洗豁免，股東特別大會之通告載於本文件第110頁及第111頁。

14. 其他資料

閣下務請注意各附錄(各附錄乃本文件一部份)所載之其他資料。

此致

列位合資格股東 台照

代表
新鴻基國際有限公司
董事
岑錦志
謹啟

二零零四年七月十六日

9. 對文件之責任

所有由股東或其指定代理送交或寄出，或寄予彼等之函件、通告、提交股份表格、股票、過戶收據及／或任何其他所有權文件(及／或任何有關免責保證)及付款之郵誤風險，概由彼等承擔。 貴公司、新鴻基、過戶處或其各自之董事或任何其他參與購回建議之人士，概不就因此而產生之任何損失或任何其他責任，承擔任何責任。

10. 交收

待購回建議成為無條件後及倘過戶處於最後接納時限前接獲接納股東之提交股份表格、股票及／或過戶收據及／或任何其他所有權文件(及／或就此所需之任何信納之免責保證)，且乃屬或被視作符合規定，則過戶處將以郵遞方式知會該股東其股份之接納水平，包括該股東超額提交股份中獲購回股份之數目(如有)，同時，過戶處亦將於購回建議截止後10日內以平郵方式(郵誤風險概由接納股東承擔)寄發款項，以支付根據購回建議應付予該接納股東之總金額(已自應付之現金款項中扣除就購回有關股份須付之賣方印花稅)。

倘任何接納股東就接納購回建議而隨同其提交股份表格一併交回過戶處之股票及／或過戶收據及／或任何其他所有權文件所涉及之股份數目超過50,000股，則該股東可直接聯絡過戶處，以安排彼親自前往過戶處之辦事處領取彼就根據購回建議所接納之股份而獲付之款項(已自應付之現金款項中扣除就購回有關股份須付之賣方印花稅)，及／或未能成功交回及／或根據購回建議未獲接納之股份所涉及之股票。然而，倘並無與過戶處作出該項事先安排，則過戶處將會如上段所述，以平郵方式將款項及／或任何股票寄發予該股東，郵誤風險概由股東承擔。

倘購回建議並無成為無條件，股票及／或過戶收據及／或任何其他所有權文件將於購回建議失效後10日內以平郵方式(郵誤風險概由該接納股東承擔)退還及／或寄予各接納股東。倘該股東已送交一份或多份過戶收據，而與此同時，一張或多張股票已為此股東代為領取，則彼將以平郵方式(郵誤風險概由該股東承擔)獲寄發有關股票而非過戶收據。

倘接納股東之超額提交股份並無獲 貴公司全數購回，則有關股份餘數或有關之替代股票之股票及／或過戶收據及／或任何其他所有權文件，將於購回建議截止後十日內以平郵方式(郵誤風險概由該股東承擔)退還及／或寄予該股東。

6. 零碎股份之安排

股份目前乃以每手4,000股為單位買賣，該每手買賣單位將不會因進行購回建議而有所變動。

鑒於保證配額之股份數目及上文所述計算超額提交股份數目之方式，接納股東可能因購回建議而持有零碎股份。

就此而言， 貴公司已委任新鴻基投資服務有限公司（地址為香港金鐘道88號太古廣場1座12樓；聯絡人：張秀蓮小姐；電話：2822 5075為指定經紀，於購回建議完成當日起計六星期內，在市場就所持之零碎股份進行對盤買賣，讓持有零碎股份之股東出售其零碎股份或將其零碎股份補足至完整買賣單位4,000股股份。持有零碎股份之股東應注意，零碎股份並不保證一定獲對盤。於購回建議成為無條件後，有關安排之進一步詳情連同購回建議之結果公佈將予公佈。

7. 海外股東

由於向登記名冊所示地址位於香港以外之合資格股東提出購回建議可能受到海外法例所影響，故有關合資格股東如欲交回提交股份表格，均有責任確保本身全面遵守有關司法權區之法例，包括取得任何政府或其他可能必須之同意或遵守其他必要手續或法例規定。

貴公司保留權利，以報章公佈或廣告之形式知會合資格股東（包括海外股東）有關購回建議之任何事宜，而該公佈或廣告或不可在合資格股東駐居之任何海外司法權區傳閱。即使任何上述合資格股東無法接獲或閱覽該通知，該通知將被視為已有效地發出。

8. 代理人登記股份

為確保股東獲得公平待遇，為超過一名實益擁有人出任代理人而持有股份之股份登記持有人，須盡可能分開處理每名實益擁有人的股份。為使股份之實益擁有人（其投資以代理人名義登記）接納購回建議，實益擁有人有必要向其代理人發出指示，從而表示其對購回建議之意向。

倘購回建議及清洗豁免不獲獨立股東批准，或倘清洗豁免不獲執行人員授出，則購回建議將即失效。

謹請注意：即使任何完成條件仍未達成，股份買賣將會繼續進行。於該期間內，出售或購買股份之人士將須承擔購回建議可能失效之風險。故此，建議股東及準投資者於買賣股份時務須審慎行事，如有疑問應諮詢彼等之專業顧問。

倘購回建議宣佈為無條件，則合資格股東將能夠提交彼等之股份以供在購回建議中接納，由該日起計為期至少14日。 貴公司保留權利延長根據購回建議接納提交股份之時間至收購守則及購回守則許可之最長期間。

提交股份一旦正式接獲將成為不可撤銷，並不能於購回建議已宣佈為無條件後撤回。

5. 接納手續

任何合資格股東如欲接納購回建議，必須按本文件及提交股份表格上印備之指示將提交股份表格填妥並送交。本文件之指示應連同提交股份表格之附註一併閱讀。

填妥之提交股份表格須連同有關股份數目(不少於有關合資格股東欲接納購回建議涉及之股份數目)所涉及之股票及／或過戶收據及／或任何其他所有權文件(及／或任何信納免責保證或就此所需之免責保證)，應於接獲提交股份表格後盡快以郵寄方式或專人送遞方式交回過戶處(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)，惟無論如何須於二零零四年八月二十四日(星期二)下午四時正(香港時間)前或 貴公司可能(受收購守則所限)決定及公佈之較後時限及／或日期送達，而信封上應註明「中國網絡資本有限公司購回建議」。

任何提交股份表格、股票或過戶收據或任何其他所有權文件概不會發出收據。務請閣下垂注本文件附錄一及隨附之提交股份表格所載有關購回建議之其他條款及接納手續之詳情。

倘若若干合資格股東並無交出彼等之股份，或交出少於彼等保證配額之股份，則接納股東可交出超出彼等之保證配額之股份數目。

倘所有合資格股東根據購回建議接納之股份總數超逾74,300,000股股份，則貴公司將根據合資格股東有效接納超逾其各自保證配額之購回建議所涉及股份總數，按比例向每位有關之合資格股東認購超逾其保證配額之股份。在此等情況下，任何超逾合資格股東保證配額之購回建議之有效接納將予調低及按下列公式計算，惟　貴公司可全權酌情將該配額向上或向下調整，以免股東持有不足一手或零碎之股份：

$$\frac{(74{,}300{,}000 - A) \times C}{B}$$

A = 所有接納之合資格股東有效接納購回建議所涉及之股份總數，乃彼等各自之全部或部份之保證配額(視情況而定)

B = 合資格股東有效接納購回建議所涉及並超出其保證配額之股份總數

C = 有關之個別合資格股東有效接納購回建議所涉及並超出其保證配額之股份總數

倘接納購回建議所提呈之股份總數少於或相等於最高數目，則超額提交股份將全數(以最高數目為限)獲接納。

貴公司將購回之股份總數將不超逾最高數目。

4. 購回建議之主要條款及完成條件

購回建議將待所有下列事件獲達成後，方可作實：

(a) 於股東特別大會上親身或由代表出席之獨立股東，以投票表決方式以大多數票數通過一項普通決議案，以批准購回建議及清洗豁免；及

(b) 執行人員授予清洗豁免。

Vigor Online連同與其一致行動之人士(及根據收購守則及購回守則可能被要求放棄投票之任何其他人士)將於股東特別大會上就批准購回建議及清洗豁免之決議案放棄投票。

購回建議將不附帶遞交提交股份表格數目下限或表格中列明　貴公司購回之股份數目下限之條件。

購回建議之主要條款將暫定如下：

(a) 視乎合資格股東提交之提交股份數目而定，新鴻基將會邀請提交股份，以按購回價購回最多達最高數目之股份；

(b) 提交股份必須以港元提出。合資格股東可按購回價就彼等所持有之股份提交股份，最多可達彼等所持有之全部股份(惟提交股份須受下文所述按比例減少超額提交股份之程序所限制)；

(c) 接納股東按保證配額作出之提交股份將獲悉數接納。個別提交股份或整項購回建議將不會訂定接納之最低數目；

(d) 超額提交股份將會按比例獲接納，惟根據購回建議購回之股份總數，不得超過最高數目；

(e) 按期提交股份一旦正式接獲將不可撤銷，且不得於購回建議已宣佈成為無條件後撤回；

(f) 股份將以現金購回，毋須支付佣金、交易徵費及買賣費用，惟所購回股份應付之印花稅將從應付予接納股東之款項中扣除；及

(g) 所購回之股份將會予以註銷，並將不會享有股份被註銷日期後之任何記錄日期所宣派之任何股息。

根據購回守則，購回建議須經獨立股東於股東大會上以過半數票批准(根據收購守則之規定以投票表決方式進行)，另亦須受下文「購回建議之主要條款及完成條件」一節所述之其他條款及完成條件所限制。

3. 保證配額及超額提交股份

根據購回建議供提交及購回之股份之最高數目，佔　貴公司於最後實際可行日期全部已發行股本約20.00%。

由於Vigor Online已向　貴公司作出不可撤銷之承諾，不會就其所持有之任何股份接納購回建議，最高數目亦相當於　貴公司全部已發行股本(不包括Vigor Online於最後實際可行日期所持有之股份)約27.91%。換言之，合資格股東(Vigor Online除外)之保證配額，將會就Vigor Online承諾不會提交之股份數目而按比例增加。

 新鴻基國際有限公司

敬啟者：

新鴻基國際有限公司

代表本公司
提出之
有條件現金購回建議
按每股1.20港元以現金
購回最多達74,300,000股股份
及
清洗豁免

1. 緒言

於二零零四年六月四日， 貴公司宣佈新鴻基代表 貴公司提出有條件購回建議，以購回最多74,300,000股股份，佔 貴公司於最後實際可行日期已發行股本總額約20.00%。

除載於本文件第6頁至第15頁之董事會函件外，本函件亦載有購回建議之其他資料，務請 閣下垂注。

閣下務須審慎細閱本文件第23頁及第24頁所載獨立董事委員會函件，以及本文件第25頁至第44頁所載獨立財務顧問博資財務顧問致獨立董事委員會及獨立股東函件。

2. 購回建議

誠如該公佈所述，新鴻基將代表 貴公司提出購回建議，按購回價購回最多不超過最高數目之股份。所有合資格股東均有權接納購回建議，方法為向過戶處遞交提交股份表格，連同相關股票或 貴公司信納之其他所有權文件，向 貴公司出售其名下任何數目之股份。

12. 其他資料

於有關期間，Vigor Online及與其一致行動人士並無買賣股份。

自購回建議開始日期起至購回建議結束、失效或撤回之日（包括當日）（以較早者為準），本公司並無及將不會在市場上進行任何股份購回。

閣下務須注意載於本文件之獨立董事委員會函件，當中載有獨立董事委員會對購回建議之推薦意見，亦請特別注意轉載於本文件之博資財務顧問函件，其中載有其就購回建議致獨立董事委員會及獨立股東之意見，以及博資財務顧問達致該等意見所考慮之主要因素及理由。

閣下亦務須注意新鴻基之函件、附錄三德勤•關黃陳方會計師行發出之釋疑函件及載於其他附錄之其他資料，而該函件及各附錄乃本文件其中一部份。

董事會鄭重建議獨立股東就股東特別大會上提呈之決議案作出決定前，應先閱讀該等函件及各附錄。

股東及準投資者應留意，購回建議須待所有完成條件達成後方可作實，因此購回建議可能會或可能不會成為無條件。股東及準投資者於現時買賣股份，務須審慎行事。本公司預期於二零零四年八月十日或相近日子就購回建議是否成為無條件刊發公佈。

此致

列位合資格股東　台照

承董事會命
中國網絡資本有限公司
主席
莊淑涴
謹啟

二零零四年七月十六日

10. 有關本公司日後之意向

在完成購回股份後，Vigor Online (於購回建議完成後作為新潛在控股股東) 知會本公司，其計劃使本公司之業務及管理 (包括固定資產之調動) 將繼續維持不變，而本集團將繼續僱用現有僱員。

董事會擬於進行購回建議後維持股份於聯交所之上市地位，並繼續符合上市規則第8.08條公眾持股量之規定。本公司無意根據公司條例第168B條或任何適用法律之類似條文向少數股東提出全面收購建議。

11. 股東特別大會

購回建議將待 (其中包括) 獨立股東在股東特別大會上以投票表決方式投票批准後，方可作實。

Vigor Online連同與其一致行動之人士 (及根據收購守則及購回守則可能被要求放棄投票之任何其他人士) 將於股東特別大會上就批准購回建議及清洗豁免之決議案放棄投票。

本公司將於二零零四年八月九日 (星期一) 上午十時三十分召開股東特別大會，屆時將於會上提呈普通決議案，以考慮及酌情通過購回建議及清洗豁免，大會通告載於本文件第110頁及第111頁。

本文件隨附股東特別大會適用之代表委任表格。無論能否出席股東特別大會，獨立股東亦務須按照代表委任表格印備之指示填妥表格，並盡快交回至過戶處，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟無論如何不得遲於股東特別大會指定舉行時間前48小時，否則代表委任表格將告失效。填妥及交回代表委任表格後，獨立股東仍可親身出席股東特別大會或其任何續會，並於會上投票。倘已交回代表委任表格之獨立股東出席股東特別大會，有關代表委任表格將被視作已撤銷論。

敬請獨立股東注意：即使彼等投票贊成將於股東特別大會提呈之決議案，彼等仍可按其意願接納或不接納購回建議。

附註：

1. 包括購回建議之專業、法律及其他開支。

2. 每股基本盈利乃透過將本集團之純利除以截至二零零三年十二月三十一日止年度已發行股份之加權平均數371,464,499股計算。

3. 就備考目的而言，每股未經審核經調整基本盈利乃根據截至二零零三年十二月三十一日止年度已發行股份之假設加權平均數297,164,499股計算。倘若截至二零零三年十二月三十一日止年度已發行股份之加權平均數乃假設購回建議已於二零零三年十二月三十一日進行，則截至二零零三年十二月三十一日止年度已發行股份之加權平均數應為371,271,319股，而每股未經審核經調整基本盈利則為0.78港元，相當於減少1.27%。

4. 本集團認為，除購回建議之開支外，購回建議將不會對本集團之綜合純利構成任何影響。

D. 營運資金

假設全面接納購回建議，購回建議之估計成本總額及有關購回建議之估計開支總額分別將約為89,160,000港元及2,100,000港元。因此，購回建議可能會減少可供本集團動用之營運資金高達約91,260,000港元。購回建議之代價將由本公司之內部資源及借貸提供資金。

根據本集團截至二零零三年十二月三十一日止年度之經審核財務業績，本集團之營運資金（即流動資產減流動負債）約為671,000,000港元，本集團有銀行結餘及現金約135,000,000港元。於二零零三年十二月三十一日，購回建議可能將本集團之營運資金由約671,000,000港元減少至579,740,000港元。考慮到本集團之現有營運及預期資金開支，董事認為，於緊隨購回建議結束後（假設全面接納購回建議），本集團在購回建議結束後十二個月期間將有充足營運資金，購回建議將不會對本集團之營運資金產生重大不利影響。

E. 負債

根據本集團截至二零零三年十二月三十一日止年度之經審核財務業績，本集團之負債總額為20,000,000港元，相等於約每股0.05港元（根據於最後實際可行日期已發行股份總數計算）。緊隨購回建議結束後（假設全面接納購回建議），負債總額將相等於約每股0.07港元（假設購回建議之代價由內部資源提供資金及根據全面接納購回建議已減少之已發行股份數目），董事認為，購回建議將不會對本集團產生重大不利財務影響。

9. 購回建議之財務影響

根據本集團截至二零零三年十二月三十一日止年度之經審核綜合財務業績，於購回建議完成後(假設其獲全面接納至最高數目)，預期將會對本集團之資產淨值、每股基本盈利、股東資金回報、營運資金及負債構成以下財務影響：

	於購回建議之前 千港元	於購回建議完成後 千港元
A. 資產淨值		
於二零零三年十二月三十一日之經審核資產淨值	1,103,537	1,103,537
經調整：		
購回建議之估計成本		(89,160)
購回建議之估計開支(附註1)		(2,100)
本集團之未經審核經調整資產淨值		1,012,277
已發行股份數目	371,468,753	297,168,753
每股經審核資產淨值／每股未經審核經調整資產淨值(港元)	2.97	3.41
增加：		14.81%
B. 每股基本盈利		
截至二零零三年十二月三十一日止年度之經審核綜合純利	292,078	292,078
購回建議之估計開支(附註1)		(2,100)
截至二零零三年十二月三十一日止年度之未經審核經調整綜合純利		289,978
已發行股份之加權平均數(附註2及3)	371,464,499	297,164,499
每股經審核基本盈利／每股未經審核經調整基本盈利(港元)(附註3及4)	0.79	0.98
增加：		24.05%
C. 股東資金回報		
截至二零零三年十二月三十一日止年度之經審核綜合純利／未經審核經調整綜合純利	292,078	289,978
本集團之經審核資產淨值／本集團之未經審核經調整資產淨值(股東資金)	1,103,537	1,012,277
經審核股東資金回報／未經審核經調整股東資金回報	26.47%	28.65%
增加：		8.24%

8. 本公司之股權變更及上市地位

下文所載為本公司之現有持股架構(有關詳情於本文件附錄四予以披露),以及在購回建議獲全面接納之情況下(亦考慮Vigor Online已承諾不會參與購回建議)之預計持股架構:

	現有股權		購回建議完成時之股權	
股東	股份數目	%	股份數目	%
Vigor Online (及與其一致行動之人士)	105,248,000	28.33	105,248,000	35.42
公眾人士	266,220,753	71.67	191,920,753	64.58
總計	371,468,753	100	297,168,753	100

如果Vigor Online所持之股份之百分比於購回建議完成後超逾30%,其將成為本公司之控股股東(此詞之定義見上市規則)。本公司預期,董事會之現有架構及本集團之業務與運作將不會因購回建議而出現任何變動。

誠如上文所披露,根據現有條款及於購回建議完成後,仍由公眾人士(定義見上市規則)所持有之股份百分比預期符合及超逾上市規則所載有關之最低公眾持股量規定。在任何情況下,不論購回建議之完成,董事將會確保股份有足夠之公眾持股量及維持股份於聯交所上市。

由於此類持股權益之增加根據收購守則將被視為取得投票權，而該項增加亦可能於購回建議完成時，將Vigor Online及與其一致行動之人士於本公司之股權擴大至30%或以上，已向執行人員申請免除Vigor Online（及與其一致行動之人士）根據收購守則第26條，須對其（或彼等）於購回建議完成時對並非由其（或彼等）持有之所有股份，另行提出強制性全面收購建議之責任。

購回建議及授出清洗豁免，將須待獨立股東於股東特別大會上以投票表決方式批准後，方可作實。**倘清洗豁免不獲獨立股東批准，或倘不獲執行人員授出，則購回建議將立即失效。**

6. 本集團之資料

本公司之主要業務活動為投資控股，並透過其附屬公司從事銷售及分銷電訊及資訊科技產品及設備、證券買賣及投資，以及策略性投資。

根據本集團截至二零零三年十二月三十一日止年度之經審核財務業績，(a)本集團截至二零零三年十二月三十一日止年度之營業額為487,708,000港元，較二零零二年之營業額減少62.28%，主要因為於二零零三年度減少了證券買賣活動；(b)本集團錄得截至二零零三年十二月三十一日止年度之股東應佔溢利淨額為292,078,000港元，相對於二零零二年同期錄得之虧損淨額為602,914,000 港元；(c)於二零零三年之每股盈利為0.79港元，而於二零零二年則為每股虧損1.62 港元。於二零零三年十二月三十一日，本集團每股資產淨值為2.97港元。

7. 本集團之未來前景

憑藉定期檢討成本控制、業務範疇、投資策略及投資組合，本集團相信其將會繼續將其經營及成本架構精簡化、專注於現有業務、出售表現未如理想之投資（如有需要）及積極物色投資機會。有賴其強健之財務狀況及現金流量，本集團將繼續貫徹其審慎及策略性之方針，物色機會投資中港兩地及亞太區鄰近地方估值嚴重偏低之公司及業務，務求帶來優厚之現金流量、盈利及／或資本升值之投資機會。

購回價較：

(a) 股份於二零零四年五月二十八日(即股份於二零零四年五月三十一日暫停買賣前之最後交易日)在聯交所所報之收市價每股1.00港元溢價約20.00%；

(b) 股份於五日(截至二零零四年五月二十八日止)平均收市價每股約0.99港元溢價約21.21%；

(c) 股份於一個月(截至二零零四年五月二十八日止)平均收市價每股約1.02港元溢價約17.65%；

(d) 股份於三個月(截至二零零四年五月二十八日止)平均收市價每股約1.12港元溢價約7.14%；

(e) 股份於最後實際可行日期在聯交所所報之收市價每股1.10港元溢價約9.09%；

(f) 本集團於二零零三年十二月三十一日每股有形資產淨值2.97港元折讓約59.60%。

董事會及新鴻基確認，本公司具備足夠財政資源以應付購回建議獲全面接納時之支出，有關融資安排之詳情於本文件第108頁予以披露。

5. 清洗豁免

Vigor Online及與其一致行動之人士於105,248,000股股份中擁有權益，相當於本公司於最後實際可行日期之全部已發行股本約28.33%。

由於Vigor Online已向本公司作出不可撤銷之承諾，將不會根據購回建議提交其持有之任何股份，因此，Vigor Online及與其一致行動之人士於本公司已發行股本之權益，最高可能增至約35.42%，視乎根據購回建議從合資格股東接獲之提交股份水平而定。

務請　閣下垂注本文件內新鴻基函件所載購回建議之主要條款及條件、獨立董事委員會函件所載獨立董事委員會就購回建議及清洗豁免所發表之意見，以及博資財務顧問函件載有其就購回建議及清洗豁免給予獨立董事委員會及獨立股東之建議，尤其博資財務顧問達致該等意見所考慮之主要因素及理由。

此外，亦務請　閣下參閱本文件附錄二所載有關本集團之財務資料及附錄四所載之一般資料。

2. 進行購回建議之原因

董事相信，購回建議乃符合本公司之最佳利益，可為本公司帶來更有效之資本架構，同時亦可維持穩健之資產負債狀況，並為股東提供機會；將彼等之股份按較近期市價之溢價套現，或透過保留彼等之股權增加於本公司之持股比例以及從增加後之每股股份價值參與本集團之未來發展。

鑑於股份之資本負債比率微不足道及市場上可比較股份之一般投資環境，董事認為將本公司一部份資源用以投資於本身之股份(以最高數目為限(按照上市規則第8.08條之規定))屬一項有吸引力之投資，經考慮本公司之應付總代價及因此而對其營運資金之即時影響後，預期此舉對改善市盈率及股份之全面表現數據(如本文件第12及13頁所披露)構成長遠影響。

3. 購回建議及其主要條款及完成條件

購回建議之進一步資料，特別是購回建議之主要條款及完成條件，分別載於本文件新鴻基函件第2節「購回建議」及第4節「購回建議之主要條款及完成條件」內。獨立股東務請仔細閱讀此等章節。

4. 購回價

按每股股份購回價1.20港元計算，本公司於最後實際可行日期之全部已發行股本約估值為445,760,000港元。

按購回價計算，倘購回建議獲全面接納，將會導致本公司須向接納股東支付89,160,000港元。董事認為，倘須悉數支付根據購回建議應付之最高金額代價，本集團於購回建議完成後仍然會有充裕之營運資金，以應付其正常營運需求。

每名合資格股東可向過戶處遞交提交股份表格以接納購回建議，將其股份按購回價每股股份1.20港元售予本公司。

本公司將購回之股份不會超逾最高數目。個別提交股份或全部購回建議之接納股份數目將不設下限。倘購回建議獲全面接納，本公司將因此向接納股東支付89,160,000港元。

購回建議將遵照購回守則進行。就遵守購回守則，購回建議須獲獨立股東以投票表決方式批准。購回建議亦須受本函件下文「購回建議及其主要條款及條件」一節所述之完成條件所規限。

Vigor Online及與其一致行動之人士於105,248,000股股份中擁有權益，相當於本公司於最後實際可行日期之全部已發行股本約28.33%。

由於Vigor Online已向本公司作出不可撤銷之承諾，將不會根據購回建議提交其持有之任何股份，因此，Vigor Online及與其一致行動之人士於本公司已發行股本之權益，最高可能增至約35.42%，視乎根據購回建議從合資格股東接獲之提交股份水平而定。

由於此類持股權益之增加根據收購守則將被視為取得投票權，而該項增加亦可能於購回建議完成時，將Vigor Online及與其一致行動之人士於本公司之股權擴大至30%或以上，已向執行人員申請免除Vigor Online(及與其一致行動之人士)根據收購守則第26條，須對其(或彼等)於購回建議完成時對並非由其(或彼等)持有之所有股份，另行提出強制性全面收購建議之責任。執行人員已表示會授出清洗豁免，惟須經獨立股東在股東特別大會上以投票表決方式批准授出清洗豁免。

根據收購守則，本公司須組成一個獨立董事委員會，旨在就批准購回建議向獨立股東提供意見。本公司主席、執行董事兼受薪僱員莊淑婉女士為Vigor Online之實益股東，而執行董事王炳忠拿督及江木賢先生為本公司之受薪僱員。就向獨立股東提供有關購回建議及清洗豁免之意見而言，其獨立性屬不足。勞偉安先生及劉紹基先生均為獨立非執行董事，被視為獨立人士，獲董事會委任為獨立董事委員會之成員，就購回建議及清洗豁免向獨立股東提供意見。博資財務顧問已獲委任為獨立財務顧問，就購回建議向獨立董事委員會及獨立股東提供意見。



COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：383)
(網址：http://www.colcapital.com.hk)

執行董事：
莊淑涴女士(主席)
王炳忠拿督
江木賢先生

獨立非執行董事：
勞偉安先生
劉紹基先生

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港總辦事處及
主要營業地點：
香港
灣仔
駱克道333號
中國網絡中心
47樓

敬啟者：

新鴻基國際有限公司

代表本公司
提出之
有條件現金購回建議
按每股1.20港元以現金
購回最多達74,300,000股股份
及
清洗豁免

1. 緒言

於二零零四年六月四日，本公司宣佈由新鴻基將代表本公司提出一項有條件購回建議，以購回最多達74,300,000股股份，佔本公司於最後實際可行日期之全部已發行股本約20.00%，惟須待完成條件達成後方可作實。

本函件旨在為　閣下提供有關購回建議之詳情並尋求　閣下批准購回建議及清洗豁免。

* 中文名稱僅供識別

預期時間表

購回建議期間開始	二零零四年六月四日(星期五)
寄發購回建議文件	二零零四年七月十六日(星期五)
遞交股東特別大會代表委任表格之最後期限	二零零四年八月七日(星期六) 上午十時三十分
股東特別大會	二零零四年八月九日(星期一) 上午十時三十分
公佈股東特別大會之結果及購回建議是否已成為無條件	二零零四年八月十日(星期二)
呈交提交股份表格之最後期限(即購回建議截止)#及根據股東名冊之記錄釐定股東可參與購回建議之權利之最後時間	二零零四年八月二十四日(星期二) 下午四時正
透過聯交所公佈接納購回建議之結果及股份之零碎股安排#	二零零四年八月二十四日(星期二) 下午七時正
在報章公佈接納購回建議之結果及股份之零碎股安排#	二零零四年八月二十五日(星期三)
透過聯交所公佈就購回建議之超額交回股份所涉及之按比例配額詳情#	二零零四年八月二十五日(星期三) 下午七時正
在報章公佈就購回建議之超額提交股份所涉及之按比例配額詳情#	二零零四年八月二十六日(星期四)
寄發支票予接納股東，並退回股票予部份未獲成功之提交股份#	二零零四年九月二日(星期四)或之前

假設購回建議獲獨立股東以投票表決方式批准並於股東特別大會日期成為無條件。

「股東」	指	股份之持有人
「新鴻基」	指	新鴻基國際有限公司，根據證券及期貨條例可進行證券買賣、就證券提供意見、機構融資及資產管理等受規管活動之視作持牌法團，並為本公司就購回建議而言之財務顧問
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「提交股份」	指	合資格股東根據購回建議按購回價提交股份，以供本公司購回
「提交股份表格」	指	就購回建議連同購回建議文件刊發予合資格股東供該等人士使用之提交股份表格
「Vigor Online」	指	Vigor Online Offshore Limited，一間於英屬處女群島註冊成立之有限公司（本公司之主席兼執行董事莊淑涴女士間接擁有其全部已發行股本67.7%，而其餘32.3%為Miltac Limited擁有；Miltac Limited則最終由Lippo Cayman Limited擁有；而Lippo Cayman Limited則由Lanius Limited全資擁有；Lanius Limited為一項信託之受託人，該項信託之受益人包括李文正博士、李白先生、李宗先生及彼等各自之家族成員），持有105,248,000股股份（佔全部已發行股份約28.33%），並已向本公司不可撤回地承諾，不會就其持有之任何股份接納購回建議
「清洗豁免」	指	對Vigor Online（及與其一致行動之人士）可能因購回建議完成而須按收購守則第26條提出強制性全面收購建議，收購全部股份（不包括其（或彼等）所持有之股份）之責任，執行人員就此項責任授出之豁免
「%」	指	百分比

本文件所提述之所有時間均為香港時間。

「最高數目」	指	根據購回建議可購回股份數目之上限，相等於合共74,300,000股股份，於最後實際可行日期佔全部已發行股份約20.00%
「購回建議」	指	由新鴻基代表本公司以提交方式向所有合資格股東提出購回股份之要約，購回股份數目之上限為最高數目
「購回建議文件」	指	向股東發出有關購回建議之通函(包括本購回建議文件、股東特別大會通告、於股東特別大會上投票之代表委任表格及提交股份表格)
「購回價」	指	每股股份1.20港元，即邀請提交股份之購回價
「海外股東」	指	在股東名冊內之登記地址為香港以外之股東
「合資格股東」	指	於購回建議完成時(現時預期為二零零四年八月二十四日(星期二)下午四時正)登記在股東名冊內之股東
「股東名冊」	指	本公司之股東名冊
「過戶處」	指	本公司之股份過戶登記處香港分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下
「有關期間」	指	二零零三年十二月五日(即二零零四年六月四日(購回建議期間開始之日))前六個月之日期至最後實際可行日期之期間
「購回守則」	指	香港公司股份購回守則
「證監會」	指	香港證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東特別大會」	指	為購回建議及清洗豁免而召開之股東特別大會
「股份」	指	本公司股本中每股面值0.01港元之股份

「完成條件」	指	本文件第18頁及19頁「新鴻基函件」「購回建議之主要條款及條件」所載限制購回建議之完成條件
「董事」	指	本公司之董事
「超額提交股份」	指	有關合資格股東按超過其所享有之保證配額提交以接納購回建議之股份數目
「執行人員」	指	證監會企業融資部執行董事或彼所指派之人士
「本集團」	指	本公司及其附屬公司
「港元」及「港仙」	指	香港法定貨幣港元及港仙
「香港結算」	指	香港中央結算有限公司
「香港」	指	中華人民共和國香港特別行政區
「獨立董事委員會」	指	就購回建議及清洗豁免向獨立股東提供意見而成立之獨立董事委員會
「獨立股東」	指	並無參與或於清洗豁免中涉及利益之股東，即Vigor Online及與其一致行動之人士(及根據收購守則及購回守則可能需放棄投票之任何其他人士)以外之股東
「最後接納時限」	指	過戶處接納合資格股東遞交之提交股份表格之最後時限，即二零零四年八月二十四日(星期二)下午四時正或本公司公佈之較後日期
「最後實際可行日期」	指	二零零四年七月十四日，即本文件付印前就確定本文件所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則

除非文義另有所指，否則本文件及提交股份表格（股東特別大會通告除外）內之詞彙具有以下涵義：

「接納股東」	指	接納購回建議之合資格股東
「一致行動」或「與其一致行動之人士」	指	收購守則所賦予有關詞彙之涵義，為免生疑問，與另一人士一致行動人士包括根據收購守則之實際一致行動人士及假定為與該另一人士一致行動人士
「博資財務顧問」	指	博資財務顧問有限公司，一所根據過渡安排被視作可根據證券及期貨條例進行第4類（就證券提供意見）、第6類（就機構融資提供意見）及第9類（提供資產管理）受規管活動之持牌法團，為獨立董事委員會及獨立股東之獨立財務顧問
「該公佈」	指	本公司於二零零四年六月四日就購回建議所刊發之公佈
「保證配額」	指	根據購回建議可能向每名合資格股東購回之最低股份數目（經計入Vigor Online承諾不會提交之股份數目），即就有關合資格股東按購回價提交每1,000股股份約為279股股份（下調為最接近之完整數目股份）以接納購回建議
「董事會」	指	本公司之董事會
「營業日」	指	聯交所之營業日
「中央結算系統」	指	由香港結算設立及運作之中央結算及交收系統
「公司條例」	指	香港法例第32章公司條例
「本公司」	指	中國網絡資本有限公司（前稱中國網絡（百慕達）有限公司），一間於百慕達註冊成立之獲豁免有限公司，並根據公司條例第XI部在香港註冊，其股份於聯交所上市

目 錄

頁次

釋義 1

預期時間表 5

董事會函件 6

新鴻基函件 16

獨立董事委員會函件 23

博資財務顧問函件 25

附錄一 － 購回建議之主要條款及條件 45

附錄二 － 本集團之財務資料 59

附錄三 － 釋疑函件 100

附錄四 － 一般資料 102

股東特別大會通告 110

隨附文件：

－ 提交股份表格

－ 股東特別大會代表委任表格

此乃要件　請即處理

閣下如對本文件任何內容有**任何疑問**，應諮詢持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或以其他方式轉讓所有名下之中國網絡資本有限公司證券，應立即將本文件及隨附之代表委任表格及提交股份表格送交買方或承讓人，或經手出售或轉讓之銀行、持牌證券商或其他代理人，以便轉交買方或承讓人。

香港聯合交易所有限公司及香港中央結算有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



COL Capital Limited
中國網絡資本有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：**383**）

（網址：http://www.colcapital.com.hk）

新鴻基國際有限公司

代表中國網絡資本有限公司*

提出之
有條件現金購回建議
按每股1.20港元以現金
購回最多達74,300,000股股份
及
清洗豁免

中國網絡資本有限公司*
之財務顧問


新鴻基國際有限公司

中國網絡資本有限公司
獨立董事委員會及獨立股東之獨立財務顧問


博資財務顧問有限公司

本公司之董事會函件載於本文件第6頁至第15頁。獨立董事委員會函件載於本文件第23頁及第24頁，當中載有其就購回建議而致獨立股東之推薦意見。博資財務顧問有限公司函件載於本文件第25頁至第44頁，當中載有其就購回建議而致獨立董事委員會及獨立股東之推薦意見。

將會或有意將本文件及／或隨附之提交股份表格轉交至香港以外任何司法權區之託管人、代理人及信託人，應細閱購回建議文件中新鴻基函件內「海外股東」一段及附錄一第2段。

本公司謹訂於二零零四年八月九日（星期一）上午十時三十分假座香港灣仔港灣道1號會展廣場西南座皇朝會7樓會議廳舉行股東特別大會，以批准本公司之購回建議及清洗豁免，有關通告載於本文件第110頁及第111頁，隨函附奉股東特別大會適用之代表委任表格。無論　閣下擬否出席股東特別大會，均務請將隨附之代表委任表格按其上印備之指示填妥，並儘早交回本公司之股份過戶登記處香港分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟無論在任何情況下，該表格須於股東特別大會指定舉行時間四十八小時前交回。　閣下填妥及交回代表委任表格後，仍可親自出席股東特別大會或其任何續會，並於會上投票。

*　中文名稱僅供識別

二零零四年七月十六日